This Form CB contains 285 pages, including all exhibits.



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	___
Securities Act Rule 802 (Exchange Offer)	X
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	___
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	___
Exchange Act Rule 14e-2(d) (Subject Company Response)	___
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	X

Inflazyme Pharmaceuticals Ltd.
(Name of Subject Company)

Not applicable.
(Translation of Subject Company's Name into English (if applicable))

Province of British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Inflazyme Pharmaceuticals Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

45663E102
(CUSIP Number of Class of Securities (if applicable))

Ian McBeath, President and CEO
Suite 800, Park Place
666 Burrard Street
Vancouver, British Columbia, V6C 3P3 Canada
(604) 279-8511
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

On or about June 5, 2003
(Expected Date of Merger)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) 1. Letter of Transmittal (attached hereto as Exhibit 1)
2. GlycoDesign Inc. Notice of Meeting and Management Proxy Circular, dated April 30, 2003 (attached hereto as Exhibit 2)
3. GlycoDesign Inc. Proxy Form (attached hereto as Exhibit 3)

(b) Not applicable.

Item 2. ***Informational Legends***

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the GlycoDesign Inc. Notice of Meeting and Management Proxy Circular, dated April 30, 2003 (attached hereto as Exhibit 2).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) 1. Material Change Report, dated April 10, 2003 (attached hereto as Exhibit 4)
2. Press Release issued by Inflazyme Pharmaceuticals Ltd., dated April 9, 2003 (attached hereto as Exhibit 5)
3. Merger Agreement, by and among Inflazyme Pharmaceuticals Ltd., 4149751 Canada Inc. and GlycoDesign Inc. dated April 8, 2003 (attached hereto as Exhibit 6)
4. SG Cowen Engagement Letter, addressed to Inflazyme Pharmaceuticals Ltd., dated June 24, 2002 (attached hereto as Exhibit 7)

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Inflazyme Pharmaceuticals Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

I. McBeath

(Signature)

Ian McBeath - President and Chief Executive Officer

(Name and Title)

2nd May '03

(Date)

Exhibit Index

Exhibit Number	Description
1.	Letter of Transmittal
2.	GlycoDesign Inc. Notice of Meeting and Management Proxy Circular, dated April 30, 2003
3.	GlycoDesign Inc. Proxy Form
4.	Material Change Report, dated April 10, 2003
5.	Press Release issued by Inflazyme Pharmaceuticals Ltd., dated April 9, 2003
6.	Merger Agreement, by and among Inflazyme Pharmaceuticals Ltd., 4149751 Canada Inc. and GlycoDesign Inc. dated April 8, 2003
7.	SG Cowen Engagement Letter, addressed to Inflazyme Pharmaceuticals Ltd., dated June 24, 2002

Exhibit 1

Letter of Transmittal

Please read carefully the instructions set out below before completing this Letter of Transmittal. The Depositary (see below for addresses and other contact information) or your broker or other financial adviser will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

FOR USE BY REGISTERED SHAREHOLDERS OF GLYCODESIGN INC.

This Letter of Transmittal is for use by registered holders of common shares (the "GlycoDesign Shares") of GlycoDesign Inc. ("GlycoDesign") in connection with the proposed amalgamation (the "Amalgamation") of GlycoDesign and 4149751 Canada Inc. ("Inflazyme Sub"), a wholly owned subsidiary of Inflazyme Pharmaceuticals Ltd. ("Inflazyme"), that is being submitted for approval at the special meeting of holders of GlycoDesign Shares ("GlycoDesign Shareholders") to be held on May 29, 2003 (the "Meeting"). GlycoDesign Shareholders are referred to the management proxy circular of GlycoDesign dated April 30, 2003 (the "Circular") sent to you separately by CIBC Mellon Trust Company. Capitalized terms used but not otherwise defined in this Letter of Transmittal have the respective meanings set out in the Circular.

The Effective Date for the Amalgamation is expected to be on or about June 5, 2003. If the Meeting is adjourned to a later date, the Effective Date will be extended accordingly. On the Effective Date, GlycoDesign Shareholders (other than Dissenting GlycoDesign Shareholders) will receive 1.8424 common shares (each an "Inflazyme Share") of Inflazyme, the sole shareholder of Inflazyme Sub, in exchange for each GlycoDesign Share held, rounded to the nearest whole number of Inflazyme Shares as described in the Circular.

In order for GlycoDesign Shareholders to obtain certificates evidencing the Inflazyme Shares to which they are entitled, this Letter of Transmittal, properly completed and duly executed, together with certificates representing such shareholder's GlycoDesign Shares and all other required documents, must be delivered in person or sent by registered mail to Computershare Trust Company of Canada (the "Depositary"). **Please note that the proxy that accompanied your copy of the Circular is to be returned to CIBC Mellon Trust Company and NOT to us.**

Provided this Letter of Transmittal and all other required documents are received by the Depositary prior to the Effective Date, the Depositary will cause certificates representing the Inflazyme Shares to which the GlycoDesign Shareholder is entitled to be delivered to the GlycoDesign Shareholder as soon practicable following the Effective Date. If this Letter of Transmittal and all other required documents are received by the Depositary after the Effective Date, the Depositary will cause certificates representing the Inflazyme Shares to which the GlycoDesign Shareholder is entitled to be delivered to the GlycoDesign Shareholder as soon as practicable following receipt. If the Amalgamation is not completed, all deposited share certificates will be returned forthwith to the GlycoDesign Shareholders who deposited them.

GlycoDesign Shareholders whose GlycoDesign Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering their GlycoDesign Shares to the Depositary.

TO: GLYCODESIGN INC.
AND TO: COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned hereby delivers to you the enclosed certificates for GlycoDesign Shares, details of which are as follows, for cancellation upon the Amalgamation becoming effective:

DESCRIPTION OF GLYCODESIGN SHARE CERTIFICATES DEPOSITED
(Please print or type. If space is insufficient, please attach a list in the form below)

Certificate number(s)	Name of Registered Holder(s) (Appearing on face of Certificate(s))	Number of GlycoDesign Shares

The undersigned acknowledges that, upon receipt of this Letter of Transmittal and of the certificate(s) representing GlycoDesign Shares deposited herewith and following the Effective Date of the Amalgamation, Inflazyme or its agent will send to the undersigned certificate(s) representing the Inflazyme Shares to which the undersigned is entitled under the Amalgamation. The share certificate(s) will be in the name of the shareholder set forth below.

The undersigned holder of GlycoDesign Shares covenants, represents and warrants that (i) the undersigned is the owner of the GlycoDesign Shares being deposited, (ii) such GlycoDesign Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal, and (iv) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary, not later than 5:00 p.m. (Toronto time) on the last business day preceding the Effective Date of the Amalgamation, the undersigned will not, prior to such time, transfer or permit to be transferred any of such deposited GlycoDesign Shares.

The covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Amalgamation.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, attorney, proxy or otherwise previously conferred or agreed to be conferred by the undersigned at any time with respect to the GlycoDesign Shares deposited hereby. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the deposited GlycoDesign Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs Inflazyme and the Depositary to mail the certificate(s) representing Inflazyme Shares promptly after the Effective Date, by first class insured mail, postage prepaid, to the undersigned or other recipient set forth below, or to hold such certificates for pick-up, in accordance with the instructions given below. Should the Amalgamation not be completed, the deposited GlycoDesign Shares and all other ancillary documents will be returned to the undersigned.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Amalgamation as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une version anglaise de la pr9sente lettre d'envoi par le soussign9, ce dernier est r9put9 avoir demand9 que tout contrat attest9 par la fusion, tel qu'il est accept9 au moyen de cette lettre d'envoi, de mAme que tous les documents qui s'y rapportent, soient r9dig9s exclusivement en anglais.

Please review carefully the instructions below in completing the following information:

BOX A **Registration Instructions**	**BOX B** **Delivery Instructions (Check one.)**
Issue certificates representing Inflazyme Shares registered in the name indicated below and enter the holder's address indicated below in the share register of Inflazyme: (*Please print or type*) ______________________ (Name) ______________________ (Street Address) ______________________ (City) (Province or State) ______________________ (Country) (Postal or Zip Code)	☐ Mail share certificates to the registered holder at the address indicated in Box A. ☐ Mail share certificates to the following name and address: (*Please print or type*) ______________________ (Name) ______________________ (Street Address) ______________________ (City) (Province or State) ______________________ (Country) (Postal or Zip Code) ☐ Hold share certificates for pickup at the office of the Depositary listed below.

DATED: ______________________, 2003

____
Signature of Shareholder or Authorized Representative

____
Name of Shareholder

____
Name of Authorized Representative (if any)

____
Daytime telephone number

SIGNATURE GUARANTEED BY:
(*If required - see Instructions 2 and 3 below*)

____
Name of Guarantor

____
Authorized Signature

____
Name of Individual Signing Above

INSTRUCTIONS

1. Use of Letter of Transmittal

This Letter of Transmittal (or manually signed facsimile thereof), together with accompanying certificates representing GlycoDesign Shares, must be received by the Depositary at the office specified below before certificates representing Inflazyme Shares will be mailed to the GlycoDesign Shareholder.

The method used to deliver this Letter of Transmittal and any accompanying certificates representing GlycoDesign Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. GlycoDesign recommends that the necessary documentation be hand delivered to the Depositary at the address specified below, and a receipt obtained; otherwise the use of registered mail, with return receipt requested, is recommended. Shareholders whose GlycoDesign Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those GlycoDesign Shares to the Depositary.

2. Signatures

This Letter of Transmittal must be completed, dated and signed by the holder of the GlycoDesign Shares or by such holder's duly authorized representative (in accordance with Instruction 4).

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if certificates representing Inflazyme Shares are to be issued to a person other than the registered owner(s) of the accompanying certificate(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed in accordance with Instruction 3.

3. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the GlycoDesign Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

4. *Fiduciaries, Representatives and Authorizations*

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association, or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of such person's authority to act. Any of GlycoDesign, Inflazyme or the Depositary, at their discretion, may require additional evidence of such authority or additional documentation.

5. **Registration and Delivery Instructions**

Please complete Box A ("Registration Instructions") and Box B ("Delivery Instructions").

If Box A is not completed, any certificates representing Inflazyme Shares issued upon completion of the Amalgamation will be registered in the name(s) of the GlycoDesign Shareholder(s) appearing on the deposited GlycoDesign share certificates and will be mailed to the address of the GlycoDesign Shareholder(s) appearing on the securities register of GlycoDesign.

If Box B is not completed, any certificates representing Inflazyme Shares issued upon completion of the Amalgamation will be mailed to the depositing GlycoDesign Shareholder(s) at the address appearing in Box A of this Letter of Transmittal, or if no address is provided in Box A, then such certificates will be mailed to the address of the GlycoDesign Shareholder(s) appearing on the securities register of GlycoDesign.

6. **Miscellaneous**

(a) If space in this Letter of Transmittal is insufficient to list all certificates for GlycoDesign Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If GlycoDesign Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) It is strongly recommended that prior to completing this Letter of Transmittal, you should read the Circular sent to you separately by CIBC Mellon Trust Company.

(e) GlycoDesign and Inflazyme reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by them.

7. **Lost Certificate**

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to the transfer agent for the GlycoDesign Shares so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary or the transfer agent for the GlycoDesign Shares may contact you.

8. **Return of Certificates**

If the Amalgamation does not proceed for any reason, any certificate(s) for GlycoDesign Shares received by the Depositary will be returned to you forthwith.

The Depositary is:

COMPUTERSHARE TRUST COMPANY OF CANADA

For Delivery by Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Attention: Corporate Actions

For Delivery by Hand or by Courier

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-mail: caregistryinfo@computershare.com

Additional copies of this Letter of Transmittal may be obtained from the Depositary. Any question and requests for assistance may be directed by GlycoDesign Shareholders to the Depositary at the telephone number and addresses set out above.

Exhibit 2

GlycoDesign Inc. Notice of Meeting and Management Proxy Circular

GLYCODESIGN INC.

MERGER

involving

GLYCODESIGN INC.

and

4149751 CANADA INC.

a wholly-owned subsidiary of

INFLAZYME PHARMACEUTICALS LTD.

SPECIAL MEETING OF SHAREHOLDERS
OF GLYCODESIGN INC.
TO BE HELD ON
MAY 29, 2003

NOTICE OF MEETING
AND
MANAGEMENT PROXY CIRCULAR

April 30, 2003

GLYCODesign

April 30, 2003

TO: All Shareholders

As you likely know, the board of directors of GlycoDesign Inc. (GlycoDesign) has approved the merger of GlycoDesign and Inflazyme Pharmaceuticals Ltd. We believe that the merger is in the best interests of GlycoDesign and its shareholders. The enclosed Management Proxy Circular is a long and detailed document. Canadian securities regulation requires us to provide prospectus level disclosure with respect to both companies so that you can assess the merits of the proposed transaction. If the merger is approved, GlycoDesign will become a subsidiary of Inflazyme and you will become a shareholder of Inflazyme.

The proposal is that GlycoDesign shareholders exchange their shares for shares of Inflazyme at the rate of 1.8424 Inflazyme shares for each GlycoDesign share.

This proposed transaction is subject to the approval of the shareholders of GlycoDesign. The proposal must receive the approval of at least 66 2/3% of the GlycoDesign shareholders voting at the shareholder meeting. Certain of the Principal Shareholders of the Company holding approximately 34% of the outstanding shares have agreed to vote in favour of the transaction. In addition, all of the directors, the Chief Executive Officer and the Chief Financial Officer will support the transaction. It is the opinion of management and the board of directors of GlycoDesign, that the alternative to this proposal would be a very lengthy and expensive process of distributing the net assets of the Company to the shareholders, which would result in significantly less value for each GlycoDesign Share.

The Board of Directors (other than Jeremy Curnock Cook who abstained as a result of also being a director of Inflazyme) unanimously recommends that you vote in favour of the merger.

I look forward to seeing you at the shareholder meeting. The meeting will be held on Thursday, May 29, 2003, at the Hilton Toronto, 145 Richmond Street West, Toronto, Ontario. If you cannot attend the meeting in person, please complete and return the enclosed form of proxy as your vote is important.

Yours very truly,

Michael H. Thomas
President and Chief Executive Officer

GLYCODESIGN INC.
480 University Avenue
Suite 400
Toronto, Ontario M5G 1V2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that a special meeting (the "Meeting") of shareholders of GlycoDesign Inc. will be held at the Hilton Toronto, 145 Richmond Street West, Toronto, Ontario on Thursday, May 29, 2003 at 9:00 a.m. (Toronto time) to:

1. consider and, if deemed advisable, to approve a special resolution in the form attached as Schedule F to the accompanying management proxy circular (the "Proxy Circular") approving the amalgamation agreement to be dated on or about June 5, 2003 (the "Amalgamation Agreement") between GlycoDesign and Inflazyme Pharmaceuticals Ltd. under section 181 of the *Canada Business Corporations Act* (the "CBCA"), as described in the Proxy Circular;

2. to receive and consider the audited consolidated financial statements of GlycoDesign for the fiscal year ended January 31, 2003 together with the report of the auditors thereon;

3. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A holder of common shares of GlycoDesign is entitled to be paid the fair value of all, but not less than all, of such shares in accordance with Section 190 of the CBCA if the holder dissents to the amalgamation and the amalgamation becomes effective. See "Rights of Dissenting Shareholders" in the Proxy Circular.

The board of directors of GlycoDesign has fixed the close of business on April 17, 2003 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and any adjournment thereof.

If you do not expect to be present at the Meeting, please sign, date and fill in the enclosed form of proxy and return it by mail in the enclosed addressed envelope. All instruments appointing proxies to be used at the Meeting must be deposited with the Secretary of GlycoDesign at GlycoDesign's office in Toronto, or at the office of GlycoDesign's transfer agent, CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9, not later than 5:00 p.m. (Toronto time) on Tuesday, May 27, 2003. Shares represented by instruments appointing proxies that are not so deposited may not be voted at the Meeting.

By Order of the Board of Directors

Dated: April 30, 2003

Vice President, Finance, Chief Financial Officer
and Secretary

NOTICE TO UNITED STATES SHAREHOLDERS

The business combination described herein is made for the securities of a foreign company. The business combination is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Inflazyme Pharmaceuticals Ltd. is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROXY CIRCULAR IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You are advised to consult your tax advisor to determine the particular tax consequences to you of the business combination described herein.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This Proxy Circular contains certain forward-looking statements. Such forward-looking statements concern GlycoDesign, Inflazyme, the combined entity's operations, economic performance and financial condition. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the "Information Concerning the Merger - Risk Factors", Information concerning GlycoDesign – Risk Factors, "Information Concerning Inflazyme - Risk Factors" and elsewhere in this Proxy Circular, that may cause the actual results, performance or achievements of GlycoDesign, Inflazyme, the combined entity's, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: none of GlycoDesign, Inflazyme and the combined entity have to date earned revenues from the sale of therapeutic products; the success of each of these will depend, in part, on their ability to obtain patents and protect its proprietary rights, and to attract and maintain collaborative partners, licensees and other research partners; each of their businesses is subject to significant government regulations, including laws regarding the handling of hazardous materials; each of them are reliant on qualified personnel and consultants; the biotechnology and pharmaceutical industries are subject to rapid and substantial technological change; each of them faces competition from pharmaceutical companies, biotechnology companies and research centres which is intense and expected to increase; each of them currently has no assurance that it will be able to obtain product liability insurance on acceptable terms; each of them will require substantial additional financing and access to capital in the future; and uncertainty exists about the status of healthcare reimbursement for any of their product candidates. These risks and uncertainties are the normal risks involved in the biotechnology industry. Readers are cautioned not to put undue reliance on forward-looking statements. See "Information Concerning the Merger - Risk Factors", "Information Concerning Inflazyme – Risk Factors", "Information Concerning GlycoDesign – Risk Factors", "Information Concerning GlycoDesign – Management's Discussion and Analysis" and "Information Concerning Inflazyme - Management's Discussion and Analysis". The forward-looking statements are made as of the date of this Proxy Circular and GlycoDesign assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

INDEX

GLYCODESIGN INC.

MANAGEMENT PROXY CIRCULAR

This Proxy Circular is furnished in connection with the solicitation by the management of GlycoDesign Inc. of proxies to be voted at the special meeting of shareholders to be held on Thursday, May 29, 2003 or any adjournments thereof. The purpose of the meeting will be to consider, among other things, the merger of GlycoDesign Inc. and Inflazyme Pharmaceuticals Ltd.

SUMMARY

The following is a summary of certain information contained elsewhere in this Proxy Circular including the schedules hereto. This summary is qualified in its entirety by, and should be read together with, the more detailed information and financial data and statements contained elsewhere in this Proxy Circular and in the schedules hereto. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms.

All references to dollars in this Proxy Circular are to Canadian dollars unless otherwise indicated.

The Companies

GlycoDesign: A biotechnology corporation existing under the laws of Canada, which is in the business of discovering, developing, delivering and eventually commercializing a novel class of products in the area of glycobiology to treat diseases such as thrombosis, inflammation and cancer.

Inflazyme: A biopharmaceutical company incorporated under the laws of the Province of British Columbia, which, through its wholly-owned subsidiary Inflazyme Pharmaceuticals Canada Inc., focuses on developing new therapies for the treatment of inflammation and other related diseases.

Subco: A wholly-owned subsidiary of Inflazyme incorporated under the laws of Canada to amalgamate with GlycoDesign.

The Meeting

Time, Date and Place of Meeting: The meeting will be held on Thursday, May 29, 2003 at the Hilton Toronto, 145 Richmond Street West, Toronto, Ontario. The meeting will commence at 9:00 a.m. (Toronto time).

Purpose of Meeting: The purpose of the meeting will be to consider and, if deemed advisable, to approve a special resolution approving the merger of GlycoDesign and Inflazyme by way of an amalgamation of GlycoDesign and 4149751 Canada Inc., a wholly-owned subsidiary of Inflazyme; and to receive and consider the audited consolidated financial statements of GlycoDesign for the fiscal year ended January 31, 2003 together with the report of the auditors thereon.

Approval of Shareholders: In order for the Merger to be effected, it must be approved by the affirmative vote of not less than 66 2/3% of the votes cast in respect thereof at the Meeting. See "Shareholder Approval". Principal shareholders holding approximately 34% of the outstanding shares of GlycoDesign have agreed to vote in favour of the Merger. See "Agreements with Principal Shareholders".

The Merger

Effect of the Merger: If the Merger is approved and certain conditions are satisfied, each of the following events will occur on the Effective Date, which is expected to be on or about June 5, 2003:

(a) the shareholders of GlycoDesign will exchange their Shares for Inflazyme Shares on the basis of 1.8424 Inflazyme Shares for every one GlycoDesign Share. The result of the Merger will be that only Inflazyme remains a public company and GlycoDesign will become a subsidiary of Inflazyme. Inflazyme will have a total of 79,550,080 Inflazyme Shares issued and outstanding post Merger;

(b) The option holders of GlycoDesign will be granted options for Inflazyme Shares ("Replacement Options") on the basis of 1.8424 Inflazyme options for each GlycoDesign option. The Replacement Options' exercise prices will be equivalent to the GlycoDesign option exercise price divided by 1.8424.

Upon grant of Replacement Options, approximately 83,000 Replacement Options will have an exercise price of $0.22 and expire on the 30th day post closing of the Merger. Approximatley 399,000 Replacement Options will have exercise prices between $0.77 and $1.11 and expire on the 30th day post closing of the Merger. Approximately 1,749,000 Replacement Options will have exercise prices between $1.90 and $5.99 and expire on the 30th day post closing of the Merger. Approximately 835,000 options will have exercise prices between $3.99 and $4.88 and expire at various dates up to 6 years post closing of the Merger.

If all 835,000 Replacement Options (those with expiry dates after June 30, 2003) were exercised, and 4,122,256 Inflazyme options currently granted were exercised, then post Merger Inflazyme would have a total of 84,507,336 Inflazyme Shares issued and outstanding on a fully diluted basis before taking into consideration the effects of any preferred shares. See "Information Concerning Inflazyme – Consolidated Capitalization".

Inflazyme expects to reserve a maximum of 3,100,000 Inflazyme Shares for issue to holders of GlycoDesign options at closing. In addition, Inflazyme has reserved 5,550,241 Inflazyme Shares related to its stock option plan. If all such shares reserved at closing were subsequently issued, then post Merger Inflazyme would have a total of 88,200,321 Inflazyme Shares issued and outstanding on a fully diluted basis before taking into consideration the effects of any preferred shares. See "Information Concerning Inflazyme – Consolidated Capitalization".

Inflazyme will not issue fractional Inflazyme Shares or otherwise recognize interests in fractional Inflazyme Shares resulting from the Merger since the administrative cost of issuing fractions or processing payment in lieu thereof would far exceed the value of any fractions. Accordingly, the number of Inflazyme Shares to be issued to any person in connection with the Merger will be rounded up or down to the nearest whole number of shares. See "The Merger".

Reasons for the Merger:

The continued deterioration of capital markets and GlycoDesign's value, the extreme cost of financing if it could be found and the desire for greater risk diversification prompted GlycoDesign's Board of Directors to undertake a comprehensive review of the strategic options available to maximize shareholder value. The review included the assessment of GlycoDesign's existing science portfolio with respect to internal value opportunities, a review of both merger and acquisition opportunities and the assessment of net cash proceeds that could be available for distribution under a wind-up of the Company. The evaluation of GlycoDesign's scientific portfolio concluded that the Company's pipeline of projects, while very early in its development, continues to offer substantial long-term potential. Equally, the Board of Directors of GlycoDesign determined that the net distributable cash, after satisfaction of all creditor and other liabilities, would result in an unacceptably lower return of capital to shareholders, as well as eliminating shareholder participation in the growth of the scientific portfolio. After extensive analysis, discussion and reflection with management and the Company's legal and financial advisors, the Board of Directors concluded that the proposed merger offered the shareholder the greatest degree of risk diversification and participation in later stage projects, while creating both the critical mass and the financial strength necessary to sustain long-term viability.

Specifically the Merger is being proposed to enhance value opportunities for shareholders of both GlycoDesign and Inflazyme. The benefits of the Merger are expected to be as follows:

The creation of a stronger company, focused in the field of anti-inflammatory therapies. The new, combined company will have a more diverse product pipeline with the ability to develop a broad range of anti-inflammatory compounds directed at multiple disease targets in areas of significant unmet medical need. The ability to develop drug candidates in multiple disease areas increases the probability of successful commercialization of drugs and sustained long-term growth.

The combined scientific expertise contributed by the underlying companies is expected to positively enhance the development of existing programs within the two individual companies. The new combined entity will enjoy an enhanced critical mass and will be better positioned to leverage its scientific knowledge, resources and infrastructure costs.

The addition of GlycoDesign's Core 2 inhibitor program with Inflazyme's LSAID™ (Leukocyte Selective Anti-Inflammatory Drugs) program enhances the combined company's pipeline, expertise, and opportunities in the area of anti-inflammatory therapies.

GlycoDesign's cardiovascular programs, GH9001 and ATH, targeted towards the development of novel anti-thrombotics also offer increased diversity and new opportunities as the role of inflammation in cardiovascular disease becomes more fully understood.

The combined entity will have four clinical stage programs as well as deeper pre-clinical and discovery programs upon which to build future value.

In addition, financial position will be strengthened through the combined cash reserves of both GlycoDesign and Inflazyme. The Merger is expected to improve cost structures over the independently operated organizations

The combined company will have strengthened corporate alliances with Aventis Pharma. and LEO Pharma A/S as partners in the development programs of the new organization's two lead clinical programs.

Finally the Merger will allow for the realization of unrecognized value in the underlying investment for the shareholders of GlycoDesign.

See "Background to the Merger" and "Recommendation of the Board of Directors".

Plans for the Combined Company:

The combined company's strategy will be to develop products to early stage clinical development and then seek to partner them. Its pipeline will consist of the product pipeline of GlycoDesign and Inflazyme. Its financial position will be strengthened by the consolidation of operations in Vancouver and eliminating overhead and redundant activities. It is expected to have 65 employees and flexibility to extend its cash until the end of 2005.

Conditions to

The Merger is subject to a number of conditions. The Merger Agreement also

Merger: provides that the Merger may be terminated in certain circumstances by the directors of GlycoDesign or Inflazyme before the Effective Date, notwithstanding approval thereof by shareholders. See "Description of the Merger Agreement".

Stock Exchange Listings: The TSX has conditionally approved the listing of the Inflazyme Shares to be issued in connection with the Merger, subject to Inflazyme fulfilling all of the usual requirements of the TSX. See "Stock Exchange Listings".

Certain Market Prices: The following are the 10-day average of the closing prices of GlycoDesign Shares and Inflazyme Shares on the TSX prior to the dates indicated:

	GlycoDesign Shares	Inflazyme Shares
April 8, 2003 [(1)]	$0.39	$0.58
April 29, 2003	$0.86	$0.52

[(1)] The last trading day prior to the announcement of the proposed Merger.

See "Certain Market Prices".

Merger & Acquisition Committee: The Board of Directors of GlycoDesign asked the Merger & Acquisition Committee, comprised of directors independent of management, to review strategic alternatives for GlycoDesign. The mandate of the Merger & Acquisition Committee included advising whether the Merger is in the best interests of GlycoDesign and its shareholders.

See "Background to the Merger" and "Proceedings of the Merger & Acquisition Committee".

Recommendation of the Board of Directors: The Board of Directors of GlycoDesign has reviewed the terms and conditions of the Merger and has concluded that the Merger is fair to the GlycoDesign shareholders, and is in the best interests of GlycoDesign and its shareholders. The Board of Directors of GlycoDesign (other than Jeremy Curnock Cook who abstained as a result of also being a director of Inflazyme) unanimously recommend that the GlycoDesign shareholders vote in favour of the Merger Resolution, and have concluded that the Merger Agreement is in the best interest of GlycoDesign and the GlycoDesign shareholders.

The Board of Directors of GlycoDesign (other than Jeremy Curnock Cook who abstained as a result of also being a director of Inflazyme) unanimously recommends that the shareholders of GlycoDesign vote in favour of the Merger at the Meeting.

See "Recommendation of the Board of Directors".

Income Tax Considerations: Generally, for Canadian federal income tax purposes, a shareholder who owns GlycoDesign Shares and is resident in Canada and to whom such shares represent capital property will not realize a capital gain or capital loss on the exchange of such shares for Inflazyme Shares pursuant to the Merger. See "Canadian Federal Income Tax Considerations".

Interests of Insiders and Management:	The directors and officers of GlycoDesign will not receive any inducement, direct or indirect, as consideration for supporting the Merger. In addition, none of the directors or officers of GlycoDesign will be entitled to receive, directly or indirectly, consequent upon the Merger any consideration that is not identical to that paid to all other beneficial holders of GlycoDesign Shares. See "Interests of Insiders and Management in the Merger".
Risk Factors:	The Merger is subject to a number of risk factors including: issues relating to integration and the diversion of management time and financial and other resources related to integration. The Exchange Ratio is fixed and no adjustments will be made for changes in the market price of the GlycoDesign Shares or Inflazyme Shares prior to the Merger, the combined company may require future financing which may or may not be available, the Merger will be dilutive to shareholders of both GlycoDesign and Inflazyme, and if the Merger is not completed, GlycoDesign may be required to pay to Inflazyme a termination fee and each party will incur fees related to legal, accounting and financial advisor services. In addition, investments in the shares of each of GlycoDesign and Inflazyme are subject to certain risks which should be considered carefully, including the following: products are at an early stage of development, no earned revenues to date from the sale of therapeutic products ability to protect its proprietary rights; ability to attract and maintain partners; effects of government regulations; ability to recruit qualified personnel; effects of rapid technological change; intense competition; ability to obtain product liability insurance; ability to access additional financing; and uncertain status of healthcare reimbursement for product candidates. See "The Merger – Risk Factors", "Information Concerning GlycoDesign – Risk Factors" and "Information Concerning Inflazyme – Risk Factors".
Rights of Dissent:	Under the CBCA, shareholders of GlycoDesign are entitled to exercise their right to dissent from the Merger Resolution in accordance with section 190 of the CBCA. See "Rights of Dissenting Shareholders".
Letters of Transmittal:	Shareholders of GlycoDesign who are registered shareholders holding physical share certificates will be required to complete and deliver a Letter of Transmittal together with their certificate or certificates representing GlycoDesign Shares and all other documents in order to exchange their GlycoDesign Shares for Inflazyme Shares. The Letter of Transmittal will be mailed to registered holders separately by Computershare Trust Company of Canada. See "Procedures for the Surrender of Share Certificates".

Selected Consolidated Historical Financial Information of GlycoDesign

The following table sets forth certain consolidated historical financial information selected from the financial statements included as Schedule A to this Proxy Circular. See "Information Concerning GlycoDesign – Selected Consolidated Historical Financial Information".

	Year ended January 31,		
	2003	2002	2001
	(audited)		
	(in thousands of dollars except per share amounts)		
Statement of Operations Data:			
Research fees and interest income	$ 3,001	$ 4,854	$ 4,565
Expenses:			
Research and development	14,186	16,514	13,137
General, administrative and other costs	6,923	4,299	2,774
Total expenses	21,109	20,813	15,911
Loss for the period	$ (18,108)	$ (15,959)	$ (11,346)
Basic loss per Common Share	$ (1.52)	$ (1.34)	$ (1.24)

	As at January 31,	
	2003	2002
	(audited)	
	(in thousands of dollars)	
Balance Sheet Data:		
Cash, cash equivalents and short-term investments	$ 18,803	$ 33,503
Working capital	17,694	32,432
Total assets	28,167	46,672
Share capital	97,547	97,547
Deficit	(73,718)	(55,610)
Total shareholders' equity:	23,829	41,937

Selected Consolidated Historical Financial Information of Inflazyme

The following table sets forth certain consolidated historical financial information selected from the financial statements included as Schedule B to this Proxy Circular. See "Information Concerning Inflazyme – Selected Consolidated Financial Information".

	Year ended March 31,		
	2003	2002	2001
	(audited) (in thousands of dollars except per share amounts)		
Statement of Operations Data:			
Interest income	$ 749	$ 1,574	$ 2,410
Expenses:			
Research and development	11,162	14,793	6,981
General and administrative costs	3,305	3,504	3,765
Amortization	1,001	929	617
Total expenses	15,468	19,226	11,363
Loss for the period	$ (14,719)	$ (17,652)	$ (8,953)
Basic loss per Common Share	$ (0.26)	$ (0.32)	$ (0.17)

	As at March 31,	
	2003	2002
	(audited) (in thousands of dollars)	
Balance Sheet Data:		
Cash, cash equivalents and short-term investments	$ 19,322	$ 35,363
Working capital	17,890	32,841
Total assets	24,336	40,509
Share capital	90,806	90,800
Deficit	(68,821)	(54,103)
Total shareholders' equity:	21,985	36,697

Selected Pro Forma Consolidated Financial Information

The following unaudited pro forma consolidated financial information has been selected from, and should be read in conjunction with, the unaudited pro forma consolidated financial statements and the notes thereto included as Schedule C to this Proxy Circular. Inflazyme intends to account for the merger as an acquisition of assets and assumption of liabilities under Canadian GAAP and the unaudited pro forma consolidated financial statements have been prepared on this basis. The unaudited pro forma consolidated financial statements are based on the audited consolidated financial statements of GlycoDesign for the year ended January 31, 2003 and the audited consolidated financial statements of Inflazyme for the year ended March 31, 2003. The unaudited pro forma consolidated balance sheet at March 31, 2003 assumes that the merger took place on that date. The unaudited pro forma consolidated statement of operations has been prepared as if the acquisition occurred on April 1, 2002, and due to the different financial years for the companies, combined the operations of GlycoDesign for the year ended January 31, 2003 with the operations of Inflazyme for the year ended March 31, 2003.

The unaudited pro forma information is based on preliminary estimates and assumptions set forth in the notes to such information included in Schedule C to this Proxy Circular.

The unaudited pro forma consolidated financial statements are not intended to present or be indicative of the consolidated financial position and the consolidated results of operations that would have occurred if the transaction had been in effect on the dates indicated or of the financial position of operating results that may be obtained in the future.

		Pro Forma Consolidated Year ended March 31, 2003 (unaudited) (in thousands of dollars except per share amounts)
Statement of Operations Data:		
Interest income..................	$	1,339
Research fees..................		2,411
Expenses:		
Research and development.........		22,015
General and administrative costs...		7,815
Amortization........................		1,371
Restructuring and project termination costs..................		1,571
Foreign currency translation loss..		240
Total expenses............................		33,012
Loss for the period........................	$	(29,262)
Pro Forma basic and diluted loss per Common Share[1]...........	$	(0.37)

[1] The calculation of pro forma basic and diluted loss per common share is based upon the weighted average number of common shares that would have been outstanding assuming the 22,000,000 common shares comprising the purchase consideration were issued on April 1, 2002.

		Pro Forma Consolidated As at March 31, 2003
		(unaudited)
		(in thousands of dollars)
Balance Sheet Data:		
Cash, cash equivalents and short-term investments...................................	$	35,304
Working capital...........................		31,420
Total assets...................................		42,860
Share capital.......................		103,347
Deficit...............................		(68,821)
Total shareholders' equity:.................		34,600

GLOSSARY OF TERMS

The following is a glossary of terms used frequently in this Proxy Circular:

(a) "Amalco" means the corporation formed pursuant to the Amalgamation;

(b) "Amalgamation" means the amalgamation of GlycoDesign and Subco pursuant to Section 181 of the CBCA in accordance with the terms and provisions of the Amalgamation Agreement;

(c) "Amalgamation Agreement" means the amalgamation agreement to be dated on or about June 5, 2003 entered into by GlycoDesign, Inflazyme and Subco and attached to this Proxy Circular as Schedule D;

(d) "BC Act" means the *Company Act* (British Columbia) R.S.B.C. 1996, c. 62, as amended;

(e) "CBCA" means the *Canada Business Corporations Act*, R.S.C. 1985, c.C-44, as amended;

(f) "CCRA" means the Canada Customs and Revenue Agency;

(g) "CVMQ" means Commission des valeurs mobilières du Québec;

(h) "Depositary" means Computershare Trust Company of Canada;

(i) "Dissent Rights" has the meaning set forth in the section of this Proxy Circular titled "Rights of Dissenting Shareholders";

(j) "Effective Date" means the date shown on the certificate of amalgamation to be issued by the Director under the CBCA giving effect to the Amalgamation, which date is expected to be on or about June 5, 2003;

(k) "Exchange Ratio" means the ratio under the terms of the Merger whereby the GlycoDesign Shares will be exchanged for Inflazyme Shares on the basis of 1.8424 Inflazyme Shares for every one GlycoDesign Share;

(l) "Fairness Opinion" means the opinion of National Bank Financial, a copy of which is attached as Schedule E to this Proxy Circular, to the effect that the Share Exchange Ratio is fair, from a financial point of view, to the holders of GlycoDesign Shares;

(m) "GlycoDesign" means GlycoDesign Inc., a corporation incorporated pursuant to the provisions of the CBCA;

(n) "GlycoDesign Shares" means the common shares of GlycoDesign as the same are constituted on the date hereof;

(o) "Inflazyme" means Inflazyme Pharmaceuticals Ltd., a company incorporated pursuant to the provisions of the BC Act;

(p) "Inflazyme Shares" means the common shares of Inflazyme as the same are constituted on the date hereof;

(q) "Meeting" means the special meeting of the shareholders of GlycoDesign to be held on May 29, 2003 and any adjournment thereof;

(r) "Merger" means the business combination of GlycoDesign and Inflazyme by way of the Amalgamation, all as described in this Proxy Circular under "The Merger";

(s) "Merger Agreement" means the agreement made as of April 8, 2003 between GlycoDesign, Inflazyme and Subco;

(t) "Merger Resolution" means the special resolution of shareholders of GlycoDesign approving the Merger, to be substantially in the form set out in Schedule F attached hereto;

(u) "National Bank Financial" means National Bank Financial Inc., the financial advisor to the Board of Directors of GlycoDesign;

(v) "Principal Shareholders" means those GlycoDesign shareholders who entered into a Shareholder Voting Agreement and Irrevocable Proxy with Inflazyme;

(w) "Proxy Circular" means this management proxy circular;

(x) "Record Date" means April 17, 2003;

(y) "Subco" means 4149751 Canada Inc., a corporation incorporated pursuant to the provisions of the CBCA and a wholly-owned subsidiary of Inflazyme;

(z) "Tax Act" means the *Income Tax Act* (Canada); and

(aa) "TSX" means the Toronto Stock Exchange.

INFORMATION CONCERNING THE MEETING

The Meeting

The Meeting will be held at the Hilton Toronto, 145 Richmond Street West, Toronto, Ontario on Thursday, May 29, 2003 commencing at 9:00 a.m. (Toronto Time). At the Meeting, shareholders of GlycoDesign will be asked to consider and, if thought advisable, pass with or without variation, the Merger Resolution (the form of which is set forth in Schedule F to this Proxy Circular) approving the Merger.

Solicitation of Proxies

This Proxy Circular is furnished in connection with the solicitation of proxies by management and the Board of Directors of GlycoDesign for use at the Meeting for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. The information contained herein is given as of April 30, 2003, except where otherwise indicated. The solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact by directors or executive officers of GlycoDesign. The cost of such solicitation will be borne by GlycoDesign.

No person is authorized to give any information or to make any representations other than those contained in this Proxy Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors or executive officers of GlycoDesign. A shareholder has the right to appoint a person, who need not be a shareholder of GlycoDesign, other than the persons designated in the accompanying form of proxy, to attend and act on behalf of the shareholder at the Meeting. To exercise such a right, the names of **Michael H. Thomas** and **Brian S.G. Fielding** should be crossed out and the name of the Shareholder's proxy holder should be legibly printed in the blank space provided, or another proxy in proper form should be completed.

Those shareholders desiring to be represented by proxy must deposit their respective forms of proxy with CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 no later than 5:00 p.m. (Toronto time) on Tuesday, May 27, 2003 or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof.

A shareholder who has given a proxy may revoke it by depositing an instrument in writing (including another proxy) executed by the shareholder or by the shareholder's attorney authorized in writing at the registered office of GlycoDesign at any time up to and including the last business day prior to the day of the Meeting or any adjournment thereof is to be held, or with the chair of the Meeting on the day of the Meeting at any time before it is exercised on any particular matter or in any other manner permitted by law including attending the Meeting in person.

Non-Registered Holders

A beneficial shareholder of GlycoDesign Shares (a "Non-Registered Holder") whose shares are registered in the name of an intermediary (an "Intermediary"), such as a bank, trust company, securities dealer or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or in the name of a clearing agency (such as the Canadian Depository for Securities ("CDS") of which the Intermediary is a participant, will be entitled to direct the voting of such holder's shares (unless such entitlement has been previously waived by the holder) by properly completing the proxy or voting instruction form received from the Intermediary or CDS, as the case may be.

If a Non-Registered Holder who receives either a proxy or a voting instruction form wishes to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the

Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their service companies.**

Exercise of Discretion

The GlycoDesign Shares represented by the enclosed form of proxy will be voted for or withheld from voting in accordance with the instructions of the shareholder indicated thereon. **Unless otherwise specified, proxies in the accompanying form will be voted in favour of the Merger Resolution, as described to in this Proxy Circular.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to any other matter which may properly come before the Meeting. As of the date of this Proxy Circular, management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting other than that referred to in the Notice and routine matters incidental to the conduct of the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote on such other business in accordance with their judgment.

Voting Securities and Principal Holders Thereof

As of April 30, 2003, GlycoDesign had outstanding 11,912,734 GlycoDesign Shares. Each GlycoDesign Share confers upon the holder thereof the right to one vote.

The close of business on April 17, 2003 is the record date for the determination of holders of GlycoDesign Shares who are entitled to notice of, and to attend and vote at, the Meeting. Any transferee or person acquiring GlycoDesign Shares after such date may, on proof of ownership of GlycoDesign Shares, demand not later than 10 days before the Meeting that their name be included in the list of persons entitled to attend and vote at the Meeting.

To the knowledge of the directors and executive officers of GlycoDesign, as of the date hereof, the only persons who beneficially own or exercise control or direction over shares carrying more than 10% of the votes attached to all of the GlycoDesign Shares entitled to be voted at the Meeting are as follows:

Name of Shareholder	Number of GlycoDesign Shares	Percentage of Outstanding GlycoDesign Shares
Canadian Medical Discoveries Fund	1,761,436	14.8%

Business of the Meeting

At the Meeting, the following matters will be dealt with:

Financial Statements

The shareholders will be asked to receive and consider the audited financial statements of GlycoDesign for the fiscal year ended January 31, 2003 together with the auditors report thereon.

Merger

The shareholders of GlycoDesign will be asked to approve the Merger, the particulars of which are set forth in detail in this Proxy Circular.

Approval of the Merger will require the affirmative votes of the holders of not less than 66 2/3% of the GlycoDesign Shares present at the Meeting, in person or by proxy, and voting thereon. The text of the resolution approving the Merger is set out in Schedule F to this Proxy Circular.

Any holder of GlycoDesign Shares is entitled to be paid the fair value of all, but not less than all, of such shares in accordance with Section 190 of the CBCA if the holder dissents to the Merger and the Merger becomes effective. See "Rights of Dissenting Shareholders".

Agreements with Principal Shareholders

There are no contracts, arrangements or understandings, formal or informal, between GlycoDesign and any of its shareholders with respect to the Merger except as disclosed in this Proxy Circular.

Shareholder Voting Agreement And Irrevocable Proxy agreements were obtained from the following shareholders (the "Principal Shareholders"):

1. Canadian Medical Discoveries Fund;
2. Working Ventures Canadian Fund Inc. by its manager, GrowthWorks (WVIS) Ltd.;
3. MDS Inc., and MDS Health Ventures (PC) Inc., MDS Health Ventures Inc., The Health Care and Biotechnology Venture Fund, by its Manager MDS Capital Corp.; MDS Health Ventures (TC) Inc., MDS Life Sciences Technology Fund Limited Partnership (each an affiliate of MDS Inc.);
4. Royal Bank of Canada on behalf of RBC Capital Partners.

In the aggregate, such shareholders own or control approximately 34% of the outstanding GlycoDesign shares.

THE MERGER

Background to the Merger

GlycoDesign was incorporated on December 30, 1993 under the CBCA. GlycoDesign's business is the discovery, development, delivery and eventual commercialization of therapeutics for the treatment of cardiovascular diseases, inflammation and cancer.

GlycoDesign became a public company with its shares listed for trading on the TSX in the fall of 2000. At that time, its lead product candidate for cancer was GD0039, a promising small-molecule, orally administered carbohydrate processing enzyme inhibitor that was in Phase II clinical trials. The results of these trials did not justify further investigation by GlycoDesign and this program was abandoned in May 2002.

The continued deterioration of capital markets and GlycoDesign's value, the extreme cost of financing if it could be found and the desire for greater risk diversification prompted GlycoDesign's Board of Directors to undertake a comprehensive review of the strategic options available to maximize shareholder value. The review included the assessment of GlycoDesign's existing science portfolio with respect to internal value opportunities, a review of both merger and acquisition opportunities and the assessment of net cash proceeds that could be available for distribution under a wind-up of the Company. The evaluation of GlycoDesign's scientific portfolio concluded that the Company's pipeline of projects, while very early in its development, continues to offer substantial long-term potential. Equally, the Board of Directors of GlycoDesign determined that the net distributable cash, after satisfaction of all creditor and other liabilities, would result in an unacceptably lower return of capital to shareholders, as well as eliminating shareholder participation in the growth of the scientific portfolio. After extensive analysis, discussion and reflection with management and the Company's legal and financial advisors, the Board of Directors concluded that the proposed merger offered the shareholder the greatest degree of risk diversification and participation in later stage projects, while creating both the critical mass and the financial strength necessary to sustain long-term viability.

From October 2002 through December 2002, National Bank Financial approached numerous industry participants to determine their interest in a potential transaction with GlycoDesign. Discussions were held with potentially interested parties. After a formal process, through which a number of expressions of interest were received, Inflazyme submitted a non-binding letter of offer to GlycoDesign outlining the general terms of a proposed business combination between the parties.

Between January and March, management of GlycoDesign and Inflazyme met and discussed the terms of the proposed transaction. The Board met on several occasions throughout this period by telephone and in person to receive presentations from (a) GlycoDesign management with respect to the outline of the proposed transaction, estimates prepared by GlycoDesign management of the assets that would be available for distribution on a winding-up of the Company, and options for continuing the current business of GlycoDesign in some restructured capacity (b) McCarthy Tétrault LLP, legal counsel to GlycoDesign, with respect to the legal responsibilities of the Board of Directors and the specific terms of the Merger Agreement and the Shareholder Voting Agreement and Irrevocable Proxy, and (c) National Bank Financial, with respect to financial aspects of the proposed transaction.

Responsibilities of the Merger & Acquisition Committee

On January 16, 2002, the Board of Directors of GlycoDesign established the Merger & Acquisition Committee comprised of Jeremy Curnock Cook, Nelson Sims and Anders Wiklund (the "Committee Members"). In September, 2002 Nancy Harrison joined the Committee as an ad hoc member. Each of the Committee Members is free from any interest in GlycoDesign or Inflazyme other than interests arising from his appointment as a director of GlycoDesign and any holdings of GlycoDesign Shares or options to acquire GlycoDesign Shares, except for Jeremy Curnock Cook who is also a director of Inflazyme and holds options to acquire Inflazyme Shares. None of the Committee Members will benefit from the Merger other than through any such ownership of GlycoDesign Shares or options to acquire GlycoDesign Shares. The mandate of the Merger & Acquisition Committee included providing stewardship over the process for identifying possible merger candidates, reviewing and negotiating the structure and terms of the proposed Merger and making a recommendation to the Board of Directors of GlycoDesign as to whether the proposed transaction is in the best interests of GlycoDesign and the shareholders of GlycoDesign.

The Merger & Acquisition Committee was empowered to establish rules and procedures relating to the conduct of its business and was also empowered to retain such legal counsel, financial advisors or other professional advisors, at the expense of GlycoDesign, as it deemed appropriate to assist in its deliberations.

The Merger & Acquisition Committee recommended and the Board of Directors approved retaining National Bank Financial to provide financial advice and assistance to management and the Board of Directors in evaluating various strategic options ,and the Merger, including the preparation and delivery to the Board of Directors of the Fairness Opinion. The Merger & Acquisition Committee retained McCarthy Tétrault LLP as counsel to provide advice to the Merger & Acquisition Committee in connection with the duties and responsibilities of the Merger & Acquisition Committee and the nature and scope of the engagement of National Bank Financial. See "The Merger – Fairness Opinion".

Proceedings of the Merger & Acquisition Committee

The Merger & Acquisition Committee met formally as required through the period from August 20, 2002 to January 28, 2003, and also met informally on a number of occasions, both with and without its legal and financial advisors. These meetings of the Merger & Acquisition Committee related to the fulfilment of its mandate, consideration of its responsibilities (including the legal and regulatory requirements applicable to the Merger,) discussion of alternative options to the Merger, discussion of relevant issues arising from the structure of the Merger and the consideration being offered to shareholders of GlycoDesign, discussion of various financial analyses prepared by National Bank Financial, and consideration of its recommendation to the Board of Directors of GlycoDesign to enter into a period of exclusive negotiation with Inflazyme. In addition, the Merger & Acquisition

Committee also met regularly with representatives of senior management of GlycoDesign and with representatives of senior management of Inflazyme.

Deliberations of the Board of Directors

The Board of Directors of GlycoDesign met formally as required through the period from September 4, 2002 to March 26, 2003 to receive updates from the Merger & Acquisition Committee and management, as well as to consult with legal and financial advisors. The Board of Directors conducted various discussions and meetings related to the fulfilment of its mandate, consideration of its responsibilities, consideration of the legal and regulatory requirements applicable to the Merger, discussion of the relevant issues arising from the structure of the Merger and the consideration being offered to shareholders of GlycoDesign, evaluation of the various analysis prepared by National Bank Financial, and deliberation and discussion of the Fairness Opinion.

Fairness Opinion

National Bank Financial was retained on September 10, 2002 to assist GlycoDesign in its assessment of its strategic alternatives and to provide their opinion in relation to the fairness, from a financial point of view, of the proposed transaction presented to the Board of Directors. GlycoDesign has agreed to pay National Bank Financial customary fees for its services as financial advisor to GlycoDesign, including fees that are contingent on the completion of the Merger. In addition, GlycoDesign has agreed to reimburse National Bank Financial for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify it against certain liabilities.

On March 27, 2003, National Bank Financial provided its opinion to the Board of Directors of GlycoDesign, to the effect that as of such date, the Exchange Ratio was fair, from a financial point of view, to the shareholders of GlycoDesign. The Board of Directors of GlycoDesign unanimously resolved (other than Jeremy Curnock Cook who abstained as a result of also being a director of Inflazyme) that the transaction with Inflazyme was fair to and in the best interests of GlycoDesign and the shareholders and to recommend that shareholders vote in favour of the Merger. The Merger Agreement, and the Shareholder Voting Agreement and Irrevocable Proxy were entered into by each of GlycoDesign, Inflazyme and the Principal Shareholders, as applicable, through the period of April 1, 2003 to April 8, 2003 and the transaction was announced prior to the opening of the TSX on April 9, 2003.

The full text of the Fairness Opinion dated March 27, 2003, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the Fairness Opinion, is attached as Schedule E to this Circular. National Bank Financial provided its opinion solely for the information and assistance of the Board of Directors of GlycoDesign in connection with its consideration of the Merger. The Fairness Opinion is not a recommendation as to how any shareholder of GlycoDesign should vote with respect to the Merger. Shareholders of GlycoDesign are urged to read the Fairness Opinion in its entirety.

National Bank Financial is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading, and investment research.

National Bank Financial acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of GlycoDesign and Inflazyme and, from time to time, may have executed or may execute transactions for such companies and clients from whom National Bank Financial received or may receive compensation. National Bank Financial, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to GlycoDesign and Inflazyme.

National Bank Financial relied upon, and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by National Bank Financial from public sources or information provided to it by GlycoDesign and Inflazyme and their respective affiliates and advisors or otherwise pursuant to National Bank Financial's engagement with GlycoDesign. In addition, National Bank Financial has not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. For purposes of rendering its Fairness Opinion, National Bank Financial has assumed that, in all respects material to its analysis, the representations and warranties of GlycoDesign and

Inflazyme contained in the Merger Agreement are true, accurate and complete, in all material respects, GlycoDesign and Inflazyme will each perform all of the respective covenants and agreements to be performed by them under the Merger Agreement and all conditions to the obligations of each of GlycoDesign and Inflazyme as specified in the Merger Agreement will be satisfied without any waiver thereof. National Bank Financial has also assumed that all material governmental, regulatory, court or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory, court or other approvals and consents, no limitations, restrictions or conditions will be imposed that would have a material adverse effect on GlycoDesign or Inflazyme.

The Fairness Opinion was rendered only as at March, 27, 2003 and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date thereof and the conditions and prospects, financial and otherwise, of GlycoDesign and Inflazyme as they were reflected in the information, data and other material (financial or otherwise) reviewed by National Bank Financial and as they were represented to National Bank Financial in its discussions with the respective managements of GlycoDesign and Inflazyme. National Bank Financial's analysis and the preparation of its Fairness Opinion, included assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved with the Merger Agreement.

National Bank Financial was not engaged to and therefore did not prepare a "formal valuation" (within the meaning of applicable securities laws) of GlycoDesign or Inflazyme and its opinion should not be construed as such. Further, National Bank Financial expressed no opinion as to the price at which the Inflazyme Shares may trade if and when they are issued.

In assessing the fairness of the Exchange Ratio, from a financial point of view, to the holders of GlycoDesign Shares, National Bank Financial performed a variety of financial and comparative analyses, including the following:

(i) compared the Exchange Ratio and its implied transaction value to the historical market prices of GlycoDesign Shares and Inflazyme Shares;

(ii) considered the outlook for Inflazyme;

(iii) considered the outlook for GlycoDesign in the absence of the Merger;

(iv) compared the Exchange Ratio and its implied value per GlycoDesign Share to the value per GlycoDesign Share implied by National Bank Financial's analysis of comparable companies and transactions;

(v) considered the extent and results of the process undertaken on behalf of GlycoDesign to identify possible merger candidates, and the likelihood of a party, other than Inflazyme, making an offer or proposal to acquire GlycoDesign on terms more favourable than those in the Merger Agreement; and

(vi) considered such other factors or analyses, which National Bank Financial judged to be relevant.

Recommendation of the Merger & Acquisition Committee

On the basis of its consideration of all relevant factors, the Merger & Acquisition Committee unanimously (other than Jeremy Curnock Cook who abstained as a result of also being a director of Inflazyme) concluded that it would be in the best interests of the shareholders of GlycoDesign to further pursue merger discussions with Inflazyme and recommended that the Board of Directors approve the execution of a memorandum of agreement to provide Inflazyme with a period of exclusive negotiation and additional due diligence.

Recommendation of the Directors and Reasons for Recommendation

On the basis of its consideration of all relevant factors, and the recommendation of the Merger & Acquisition Committee, the Board of Directors unanimously (other than Jeremy Curnock Cook who abstained as a result of also being a director of Inflazyme) concluded that it would be in the best interests of the shareholders of GlycoDesign to further pursue merger discussions with Inflazyme and approved the execution of a memorandum of agreement to provide Inflazyme with a period of exclusive negotiation and additional due diligence.

Upon the completion of the exclusivity period, having received a formal offer from Inflazyme and on the basis of its consideration of all the relevant factors, the Board of Directors instructed management and its financial advisors to negotiate terms and conditions necessary to effect the proposed Merger. Upon the completion of negotiations and finalization of terms and conditions satisfactory to the Board of Directors, approval to enter into the Merger Agreement in substantially the form presented was unanimously received (other than Jeremy Curnock Cook who abstained as a result of also being a director of Inflazyme). The Board identified the following factors as being most relevant in their decision:

(i) the number of Inflazyme Shares to be received by shareholders of GlycoDesign under the Merger Agreement;

(ii) the Fairness Opinion;

(iii) the rights of dissent afforded to shareholders of GlycoDesign under the CBCA in respect of the Merger;

(iv) the Board of Director's understanding of the recent history, current conditions and outlook for GlycoDesign and more specifically its financial condition; and

(v) the comparison of alternative proposals received, including a proposed wind-up of GlycoDesign's business and the distribution of all the assets of GlycoDesign to its shareholders, and options for continuing the current business of GlycoDesign in some restructured capacity.

Based on the factors considered by the Merger & Acquisition Committee and the Fairness Opinion, all of the Directors of GlycoDesign (other than Jeremy Curnock Cook who abstained as a result of also being a director of Inflazyme) determined that the Merger is fair to the GlycoDesign shareholders and is in the best interests of GlycoDesign and the shareholders of GlycoDesign and to recommend that all shareholders of GlycoDesign vote in favour of the Merger Resolution.

The Merger Agreement was executed and delivered on April 8, 2003 (see "The Merger - Description of Merger Agreement"). The entering into of the Merger Agreement was announced prior to the opening of the TSX on April 9, 2003.

The Board of Directors of GlycoDesign (other than Jeremy Curnock Cook who abstained as a result of also being a director of Inflazyme) unanimously recommends that shareholders of GlycoDesign vote in favour of the Merger. The Merger Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast by holders of GlycoDesign Shares present in person or by proxy at the Meeting.

Reasons for the Merger

The continued deterioration of capital markets and GlycoDesign's value, the extreme cost of financing if it could be found and the desire for greater risk diversification prompted GlycoDesign's Board of Directors to undertake a comprehensive review of the strategic options available to maximize shareholder value. The review included the assessment of GlycoDesign's existing science portfolio with respect to internal value opportunities, a review of both merger and acquisition opportunities and the assessment of net cash proceeds that could be available for distribution under a wind-up of the Company. The evaluation of GlycoDesign's scientific portfolio concluded that the Company's pipeline of projects, while very early in its development, continues to offer substantial long-term potential. Equally, the Board of Directors of GlycoDesign determined that the net distributable cash, after satisfaction of all creditor and other liabilities, would result in an unacceptably lower return of capital to shareholders, as well as eliminating shareholder participation in the growth of the scientific portfolio. After extensive analysis, discussion and reflection with management and the Company's legal and financial advisors, the Board of Directors concluded that the proposed merger offered the shareholder the greatest degree of risk diversification and participation in later stage projects, while creating both the critical mass and the financial strength necessary to sustain long-term viability.

Specifically, the Merger is being proposed to enhance value opportunities for shareholders of both GlycoDesign and Inflazyme. The benefits of the Merger are expected to be as follows:

The creation of a clear leader in the field of anti-inflammatory therapies. The new, combined company will have a superior product pipeline with the ability to develop a broad range of anti-inflammatory compounds focused on multiple disease targets in areas of significant unmet medical need. The ability to develop drug candidates in multiple disease areas increases the probability of successful commercialization of drugs and sustained long-term growth.

The combined scientific expertise contributed by the underlying companies is expected to positively enhance the development of existing programs within the two individual companies. The new combined entity will enjoy an enhanced critical mass and will be better positioned to leverage its scientific knowledge, resources and infrastructure costs.

The addition of GlycoDesign's Core 2 inhibitor program with Inflazyme's LSAID™ (Leukocyte Selective Anti-Inflammatory Drugs) program enhances the combined company's pipeline, expertise, and opportunities in the area of anti-inflammatory therapies.

GlycoDesign's cardiovascular programs, GH9001 and ATH, targeted towards the development of novel anti-thrombotics also offer increased diversity and new opportunities as the role of inflammation in cardiovascular disease becomes more fully understood.

The combined company will have four clinical stage programs as well as a deeper discovery and pre-clinical program upon which to build future value.

In addition, the financial position will be strengthened through the combined resources of both GlycoDesign and Inflazyme. The Merger is expected to improve cost structures over the independently operated companies.

The combined company will have strengthened corporate alliances with Aventis Pharma and LEO Pharma A/S as partners in the development programs of the two clinical programs.

Finally the Merger will allow for the realization of unrecognized value in the underlying investment for the shareholders of GlycoDesign.

Plans for the Combined Company

The combined company's business strategy will be to develop products to early stage clinical trials and partner with major pharmaceutical companies to complete product development and commercialization for specific diseases. The combined company's focus will be on building its inflammation franchise.

Pipeline

It is believed that the company will be a leader in developing new LSAIDs™, with LSAIDs™ at various stages of development. There are three distinct LSAID™ molecules in early clinical development (IPL512,602;

IPL550,260 and IPL576,092), the IPL12 program in pre-clinical development and the Core 2 Inhibitor and IPL99 programs at the research phase.

IPL512,602 is a potentially new oral therapy for asthma. It is being developed in collaboration with Aventis Pharma and is entering a Phase IIa asthma study. Aventis is funding and supplying the clinical resources required to conduct this study. If this study is successfully completed and Aventis wishes to develop the compound beyond Phase IIa, a US$10 million milestone payment would be payable to the combined company. The Phase IIa asthma study is expected to finish in the first half of calendar 2004.

It is expected that the combined company will continue to build on this inflammation franchise.

In addition to the LSAID™ molecules in early clinical development, the combined company will also have a novel anti-thrombotic, GH9001, in early clinical development (Phase I) and a second anti-thrombotic, ATH, in pre-clinical development.

GH9001 is being jointly developed with LEO Pharma A/S of Denmark and currently being studied in Phase I clinical trials. GH9001 was developed from research conducted at the Henderson Research Centre and at LEO. ATH was also developed from research conducted at the Henderson Research Centre.

Partnering Opportunities

The combined company will have a number of potential partnering opportunities to pursue. The combined company will have development and commercialization rights to a number of compounds and programs for which the combined company may seek to license. Clinical development programs that may be considered as partnering opportunities include IPL550,260; IPL576,092; and GH9001. Earlier stage programs may also represent partnering opportunities. It is expected that the combined company will seek to partner ATH.

Operations

The combined company's financial position will be further strengthened through consolidation of its operations to its Vancouver facility and the elimination of overhead and redundant activities. It is expected that the combined company will have approximately 65 employees of whom approximately 55 will be involved in research and development activities. It is expected that additional research and development will be accessed through collaborations and contract research organizations. It is expected that the combined company will have the flexibility to extend its cash through to the end of 2005.

Description of the Merger Agreement

GlycoDesign entered into the Merger Agreement with Inflazyme and Subco, pursuant to which GlycoDesign and Subco have agreed to amalgamate (the amalgamated corporation is referred to in this Proxy Circular as Amalco). Pursuant to the Amalgamation, each GlycoDesign Share will be exchanged for 1.8424 Inflazyme Shares.

Each of GlycoDesign, Inflazyme and Subco has executed the Merger Agreement which sets forth certain representations, warranties and covenants of each of them and provides that completion of the Merger will be subject to a number of conditions having been met, including but not limited to the following:

(a) The shareholders of GlycoDesign shall have approved the Merger Resolution;

(b) The TSX shall have approved the listing of the Inflazyme Shares to be issued in connection with the Merger as of the Effective Date, subject to compliance with the usual requirements of the TSX;

(c) Shareholders of GlycoDesign shall not have exercised dissent rights under Section 190 of the CBCA with respect to the Amalgamation in respect of more than 5% in aggregate of the GlycoDesign Shares outstanding;

(d) Each of GlycoDesign and Inflazyme shall have obtained all necessary or desirable exemption orders from the applicable Canadian securities regulatory authorities to the issuance of the Inflazyme Shares upon the Amalgamation;

(e) Each of GlycoDesign and Inflazyme shall have obtained any required consents or waivers relating to the Merger from third parties;

(f) There shall have been no material adverse change in the business, operations, assets, capitalization, financial condition, licenses, permits, rights, liabilities, prospects or privileges of GlycoDesign or Inflazyme since the date of the Merger Agreement;

(g) No legal or regulatory action or proceeding shall be pending or threatened to enjoin, restrict or prohibit the Amalgamation; and

(h) The Merger is completed by June 16, 2003.

If any of the conditions describe above or otherwise contained in the Merger Agreement are not fulfilled or performed, the party entitled to the benefit of such condition may terminate the Merger Agreement or, in certain cases, waive the condition in whole or in part.

The Merger Agreement may be terminated before or after the holding of the Meeting and before the Effective Date upon the happening of certain events, including but not limited to the following:

(a) By the mutual agreement of GlycoDesign and Inflazyme;

(b) By either party upon the failure of GlycoDesign shareholders to approve the Merger Resolution at the Meeting;

(c) By either party if any of the conditions in favour of such party have not been satisfied or waived prior to the Effective Date;

(d) By either party if the other party has not complied with or performed, in all material respects, its covenants and obligations under the Merger Agreement or the representations and warranties of the other party given under the Merger Agreement are not true and correct on the Effective Date;

(e) By Inflazyme in the event that any Shareholder Voting Agreement and Irrevocable Proxy entered into by certain Principal Shareholders has not been complied with or is terminated;

(f) By either party if a material adverse change shall have occurred with respect to the other party; and

(g) By GlycoDesign if it receives a superior proposal from a third party.

Termination Fee

If the Merger is not completed because GlycoDesign receives a superior proposal and determines to terminate the Merger Agreement, if Inflazyme terminates the Merger Agreement because the conditions in its favour are not met, if the Board of Directors of GlycoDesign withdraw, modify or change its recommendations, if GlycoDesign does not comply with its covenants or breaches any of its representations or warranties, if the Principal Shareholders of GlycoDesign who have entered into the Shareholder Voting Agreement and Irrevocable Proxy breach that agreement or terminate that agreement, if there is a material adverse change affecting GlycoDesign or if

GlycoDesign does not meet certain financial covenants, then GlycoDesign must pay $500,000 to Inflazyme the "Termination Fee". The Termination Fee may, in the alternative, become payable if any acquisition proposal is made by a third party to GlycoDesign prior to the termination of the Merger Agreement and completed within 120 days of the termination of the Merger Agreement, or made by a third party to GlycoDesign within 120 days of the termination of the Merger Agreement and completed within a further 120 days of such acquisition proposal.

Details of the Merger

Pursuant to the Merger Agreement, Subco and GlycoDesign will amalgamate and continue as Amalco. On the Effective Date each GlycoDesign Share will be exchanged for 1.8424 fully paid and non-assessable Inflazyme Shares.

Upon completion of the Amalgamation, the former shareholders of GlycoDesign will hold approximately 27.6% of the Inflazyme Shares, with the balance of the Inflazyme Shares being held by the pre-existing shareholders of Inflazyme.

The result of the Merger will be that only Inflazyme remains a public company and GlycoDesign will become a subsidiary of Inflazyme. Inflazyme will have a total of 79,550,080 Inflazyme Shares issued and outstanding post Merger;

The option holders of GlycoDesign will be granted options for Inflazyme Shares ("Replacement Options") on the basis of 1.8424 Inflazyme options for each GlycoDesign option. The Replacement Options' exercise prices will be equivalent to the GlycoDesign option exercise price divided by 1.8424.

Upon grant of Replacement Options, approximately 83,000 Replacement Options will have an exercise price of $0.22 and expire on the 30th day post closing of the Merger. Approximatley 399,000 Replacement Options will have exercise prices between $0.77 and $1.11 and expire on the 30th day post closing of the Merger. Approximately 1,749,000 Replacement Options will have exercise prices between $1.90 and $5.99 and expire on the 30th day post closing of the Merger. Approximately 835,000 options will have exercise prices between $3.99 and $4.88 and expire at various dates up to 6 years post closing of the Merger.

If all 835,000 Replacement Options (those with expiry dates after June 30, 2003) were exercised, and 4,122,256 Inflazyme options currently granted were exercised, then post Merger Inflazyme would have a total of 84,507,336 Inflazyme Shares issued and outstanding on a fully diluted basis before taking into consideration the effects of any preferred shares. See "Information Concerning Inflazyme – Consolidated Capitalization".

Inflazyme expects to reserve a maximum of 3,100,000 Inflazyme Shares for issue to holders of GlycoDesign options at closing. In addition, Inflazyme has reserved 5,550,241 Inflazyme Shares related to its stock option plan. If all such shares reserved at closing were subsequently issued, then post Merger Inflazyme would have a total of 88,200,321 Inflazyme Shares issued and outstanding on a fully diluted basis before taking into consideration the effects of any preferred shares. See "Information Concerning Inflazyme – Consolidated Capitalization".

No fractional Inflazyme Shares shall be issued. If the exchange of the GlycoDesign Shares would result in a holder of such shares being entitled to a fractional Inflazyme Share, such fraction will be cancelled if it is less than one-half of a share, or increased to a full share if it is one-half of a share or greater. No additional compensation will be paid to a shareholder whose interest in a fractional share is cancelled, and no additional consideration will be required to be paid by a shareholder whose fractional share is increased to a full share.

Completion of the Merger is subject to compliance with the terms and conditions set forth in the Merger Agreement. Upon the Amalgamation becoming effective on the Effective Date, Amalco will own all of the assets, properties, rights and privileges and be subject to all of the liabilities, contracts and obligations of each of Subco and GlycoDesign.

If the shareholders of GlycoDesign approve the Merger Resolution at the Meeting and the other terms and conditions of the Merger Agreement are satisfied, articles of amalgamation are expected to be filed with the Director under the CBCA. The CBCA provides that, upon receipt of articles of amalgamation in prescribed form, the Director under the CBCA shall issue a certificate of amalgamation, whereupon the Amalgamation will become effective. The Effective Date for the Amalgamation is expected to be on or about June 5, 2003.

Qualification and Resale of Inflazyme Shares

The issuance of Inflazyme Shares pursuant to the Amalgamation will be exempt from the registration and prospectus requirements of applicable Canadian securities legislation, subject to obtaining an order of the CVMQ. Subject to GlycoDesign obtaining an order, on behalf of Inflazyme, from the CVMQ, the Inflazyme Shares to be issued pursuant to the Amalgamation may be resold under applicable Canadian securities laws without restriction, subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of securities from "control blocks" and by insiders of Inflazyme.

Procedures for The Surrender Of Share Certificates

Following the Effective Date, and upon return of a properly completed Letter of Transmittal, together with certificates representing the GlycoDesign Shares, certificates for the appropriate number of Inflazyme Shares will be issued without charge.

If the Amalgamation is not completed, all deposited share certificates will be returned forthwith to the shareholders entitled thereto.

A Letter of Transmittal (on yellow paper) will be mailed separately to each registered shareholder of GlycoDesign for transmittal of the certificate or certificates representing GlycoDesign Shares held by them. GlycoDesign shareholders who possess one or more certificates representing such shares who have not received a Letter of Transmittal should contact the Depositary. The addresses of the offices of the Depositary and the details of the procedures for the exchange of certificates and the deposit of such certificates with the Depositary are set out in such Letter of Transmittal.

Where a certificate representing GlycoDesign Shares has been lost, destroyed or wrongfully taken, the holder of such certificates should immediately contact CIBC Mellon Trust Company, the registrar and transfer agent of the GlycoDesign Shares, so that arrangements can be made to issue a replacement share certificate to such holder upon such holder filing with the issuer an indemnity bond sufficient in the opinion of GlycoDesign to protect GlycoDesign and CIBC Mellon Trust Company from any loss that they may suffer by complying with the request to issue a new certificate. The holder of such certificate must also satisfy such other reasonable requirements as may be imposed by GlycoDesign in connection with the issuance of such replacement share certificate.

Intentions of Directors and Officers

All of the directors, the Chief Executive Officer and the Chief Financial Officer of GlycoDesign have indicated their intention to vote all of their GlycoDesign Shares in favour of the Merger.

OSC Rule 61-501 and CVMQ Policy Q-27

Ontario Securities Commission Rule 61-501 and Policy Q-27 of the CVMQ (collectively the "Instruments") deal with the disclosure, valuation and review and approval process in respect of certain types of transactions, including "going private transactions" and "related party transactions". A "going private transaction" is defined in the Instruments to mean an arrangement, amalgamation or other transaction involving a related party as a consequence of which the interest of a holder of a participating security in that issuer may be terminated without the consent of the holder. A "related party transaction" is defined in the Instruments to include, essentially, transactions between an issuer and a related party. GlycoDesign has been advised by counsel that the Merger is not a going private transaction or a related party transaction regulated by the Instruments.

Shareholder Approval

The Merger Resolution must be approved by the affirmative vote of not less than 66 2/3% of the votes cast in respect thereof by holders of GlycoDesign Shares at the Meeting.

Accounting Treatment

The Merger will be accounted for as an acquisition of assets and assumption of liabilities under Canadian GAAP. See the "Unaudited Pro Forma Consolidated Financial Statements" in Schedule C to this Proxy Circular.

The purchase price will be allocated to the assets acquired and the liabilities assumed of GlycoDesign based on their estimated fair value.

A preliminary allocation of the purchase price to the estimated fair value of the assets acquired and the liabilities assumed has been performed for purposes of the unaudited pro forma consolidated financial statements based on initial appraisal estimates. Accordingly, the purchase adjustments made in connection with the preparation of the unaudited pro forma consolidated financial statements set out in Schedule C are preliminary and were made solely for purposes of developing the unaudited pro forma consolidated financial information. Inflazyme will make appropriate purchase adjustments upon finalization of these estimates. For financial reporting purposes, Inflazyme will include the results of operations of GlycoDesign in its consolidated statement of operations starting from the Effective Date.

Stock Exchange Listing

The GlycoDesign Shares and the Inflazyme Shares are currently listed and posted for trading on the TSX under the symbols "GD" and "IZP", respectively. Application has been made to list the additional Inflazyme Shares on the TSX and completion of the Merger is conditional upon approval of the listing of such shares on the TSX. The TSX has conditionally approved the listing thereon of the Inflazyme Shares to be issued in connection with the Merger, subject to compliance by Inflazyme with the usual requirements of the TSX. On or shortly after the Effective Date the GlycoDesign Shares will be delisted from the TSX.

Certain Market Prices

The following table sets forth the 10-day average closing sale prices of the GlycoDesign Shares and the Inflazyme Shares on the TSX prior to the dates indicated:

	GlycoDesign Shares	Inflazyme Shares
April 8, 2003 [(1)]	$0.39	$0.58
April 29, 2003	$0.86	$0.52

[(1)] The last trading day prior to the announcement of the proposed Merger.

Trading in GlycoDesign Shares and Inflazyme Shares

The following table sets forth the high and low closing sales prices and volumes of trading for the GlycoDesign Shares and Inflazyme Shares during the periods indicated.

	GlycoDesign Shares			Inflazyme Shares		
	High	Low	Volume	High	Low	Volume
2001						
1st Quarter	11.50	10.25	64,779	4.35	2.75	5,025,026
2nd Quarter	9.75	7.70	4,125	3.60	2.55	3,069,519
3rd Quarter	8.75	7.25	43,400	2.72	1.30	2,429,853
4th Quarter	7.78	4.37	883,150	2.55	1.40	3,545,455

	GlycoDesign Shares			Inflazyme Shares		
	High	Low	Volume	High	Low	Volume
2002						
1st Quarter	5.75	3.00	1,450,551	2.50	1.44	3,159,793
2nd Quarter	3.74	0.96	308,038	1.80	0.63	6,506,487
3rd Quarter	1.00	0.55	848,176	0.75	0.38	5,752,176
4th Quarter	0.59	0.36	932,904	0.82	0.32	8,233,584
2003						
1st Quarter	0.63	0.37	958,462	0.77	0.45	4,134,051
April 1- 29	0.90	0.39	3,740,800	0.77	0.50	2,943,000

The closing price of the GlycoDesign Shares and the Inflazyme Shares on the TSX on April 29, 2003 was $0.85 per share and $0.53 per share, respectively.

Fees and Expenses

The Merger Agreement provides that, whether or not the Merger is consummated, generally all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses. Expenses incurred in connection with the Merger including this Proxy Circular and any expenses relating to the listing of Inflazyme Shares will be paid by the respective party incurring such expense.

GlycoDesign and Inflazyme have agreed that a Termination Fee equal to $500,000 will be payable by GlycoDesign to Inflazyme in certain circumstances. See "The Merger – Termination Fee" for a summary description of the circumstances in which the Termination Fee may be payable.

Interests of Insiders and Management in the Merger

The directors and officers of GlycoDesign will not receive any inducement, direct or indirect, as consideration for supporting the Merger. In addition, none of the directors or officers of GlycoDesign will be entitled to receive, directly or indirectly, consequent upon the Merger a consideration that is not identical to that paid to all other beneficial holders of GlycoDesign Shares or options, as the case may be.

One additional person recommended by the Board of Directors of GlycoDesign and acceptable to the Board of Directors of Inflazyme will become a member of the Board of Directors of Inflazyme. See "Management of GlycoDesign".

The following table sets forth, as at April 30, 2003 the number of GlycoDesign Shares and Inflazyme Shares owned, directly or indirectly, or over which control or direction was exercised by the directors and senior officers of each of GlycoDesign and Inflazyme and the number of Inflazyme Shares which such person will own following completion of the Merger.

	Number of GlycoDesign Shares	Number of Inflazyme Shares	Number of Inflazyme Shares (after completion of the Merger)
Jeremy Curnock Cook	–	–	–
John R. Evans	–	–	–
Nancy Harrison	–	–	–
Elizabeth Seger	–	–	–
Nelson M. Sims	–	–	–
Michael H. Thomas	–	–	–
Willem Wassenaar	26,478	30,000	78,783

	Number of GlycoDesign Shares	Number of Inflazyme Shares	Number of Inflazyme Shares (after completion of the Merger)
Anders Wiklund	–	–	–
Brian S.G. Fielding	30,000	–	55,272
Patricia Griffin	6,390	–	11,773
Jack Hirsh	–	–	–
Walter Lovenberg	–	50,000	50,000
Ian McBeath	–	39,500	39,500
Michael Liggett	–	–	–
Kevin Mullane	–	–	–
David Burgoyne	–	24,958	24,958
John Langlands	–	61,275	61,275
Richard Jackson	–	–	–
Donald Layne	–	2,600	2,600
William McConnell	–	8,000	8,000
James Rae	–	34,400	34,400
Graham Wilson	–	–	–

Note:
(1) Held by Mr. Fielding's spouse.

Risk Factors

In addition to the other information contained in this Proxy Circular, the following factors should be considered carefully when evaluating the proposed Merger.

Integration of Operations

The integration of the operations of GlycoDesign with those of Inflazyme will require significant effort and co-ordination of efforts in all areas of operations including research and development, business development, partnering, intellectual property, finance and administration. There can be no assurance that such integration efforts will be without difficulty or that the benefits anticipated will be fully realized in the time frames anticipated, or at all. Management time and attention will be diverted from ongoing operations to deal with integration issues and personnel anticipated to remain in the combined business may choose to leave.

Integration costs are expected to be manageable but could have an adverse affect on the combined financial results. If the Merger is not completed, costs associated with the Merger will be borne by the each of GlycoDesign and Inflazyme, which could adversely affect their financial results. In addition, GlycoDesign may be required to pay the Termination Fee to Inflazyme.

Future Financing

If the Merger is not completed, each of GlycoDesign and Inflazyme may need additional financing, which may not be available at reasonable costs, or at all. If the Merger is completed the combined business may require future financing which may not be available on reasonable terms, if at all.

Exchange Ratio

The Exchange Ratio is fixed and no adjustments will be made for changes in the market price of the GlycoDesign Shares or Inflazyme Shares prior to the Effective Date of the Merger.

Dilution

The Merger is dilutive to shareholders of both GlycoDesign and Inflazyme.

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to holders of GlycoDesign Shares and options to acquire GlycoDesign Shares who receive Inflazyme Shares or Inflazyme options pursuant to the Amalgamation or who exercise their dissent rights as described herein. This summary applies generally to such holders who, for purposes of the Tax Act at all relevant times; (i) are resident in Canada; (ii) hold their GlycoDesign Shares and GlycoDesign options (other than GlycoDesign options acquired by virtue of employment with GlycoDesign) as capital property; (iii) deal at arm's length with GlycoDesign, Subco and Inflazyme; (iv) are not affiliated with GlycoDesign, Subco or Inflazyme; (v) are not "financial institutions" as defined in section 142.2 of the Tax Act and (vi) and are not exempt from tax under Part I of the Tax Act (the "Shareholders").

Except as specifically outlined below, this summary is not applicable to Shareholders that acquired GlycoDesign Shares on the exercise of employee stock options of GlycoDesign.

The GlycoDesign Shares and GlycoDesign options will generally be considered to constitute capital property to a holder of GlycoDesign Shares or GlycoDesign options unless, either: (i) such holder is a trader or dealer in securities that holds such shares in the course of carrying on a business of dealing in securities; or (ii) such holder acquired such shares or options in a transaction or transactions considered to be an adventure in the nature of trade with respect to such shares or options. Certain Shareholders resident in Canada whose GlycoDesign Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election to have the GlycoDesign Shares and all other "Canadian securities" deemed to be capital property pursuant to subsection 39(4) of the Tax Act.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force on the date hereof, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and the current published administrative policies and assessing practices of the CCRA.

This summary does not take into account or anticipate provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein. This summary assumes that the Proposed Amendments will be enacted in their present form, however, no assurances can be given in this regard. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CCRA, whether by judicial, legislative or governmental action or decision.

This summary is not exhaustive of all Canadian federal income tax considerations and is of a general nature only. It is not intended to be, and should not be construed to be, legal or tax advice to any particular shareholder. Accordingly, shareholders should consult their own tax advisors with respect to the income tax

consequences to them of the Amalgamation and the exercise of dissent rights under federal, provincial, territorial and other applicable tax legislation.

Amalgamation

Shareholders (other than Shareholders who exercise their dissent right in respect of the Amalgamation) will not realize a capital gain or a capital loss when the GlycoDesign Shares are exchanged for Inflazyme Shares on the Amalgamation. The aggregate cost of the Inflazyme Shares received by a Shareholder on the Amalgamation will be deemed to be equal to the aggregate adjusted cost base immediately before the Amalgamation to the shareholder of the GlycoDesign Shares exchanged for such Inflazyme Shares by virtue of the Amalgamation. The adjusted cost base to a Shareholder of Inflazyme Shares so received will be averaged with the adjusted cost base of all other Inflazyme Shares held by such Shareholder as capital property.

Subject to the discussion of employee stock options set out below, options to acquire Inflazyme Shares received by a Shareholder on the Amalgamation in exchange for options to acquire GlycoDesign Shares will be deemed to have been acquired at a cost equal to the adjusted cost base immediately before the Amalgamation to the Shareholder of such GlycoDesign options.

For purposes of the employee stock option benefit rules in the Tax Act, Shareholders who hold options to acquire GlycoDesign Shares who have acquired such options by virtue of their employment with GlycoDesign and who exchange such options for options to acquire Inflazyme Shares will be deemed not to have disposed of the GlycoDesign options and not to have acquired the Inflazyme options. The Inflazyme options will be deemed to be the same options as, and a continuation of, the GlycoDesign options. The foregoing results will arise if the value of an Inflazyme Share immediately after the Amalgamation, less the exercise price under an Inflazyme option, does not exceed the value of a GlycoDesign Share immediately before the Amalgamation, less the exercise price under a GlycoDesign option. Otherwise, the employee will receive a taxable benefit equal to the value of the Inflazyme option received in exchange for the GlycoDesign option.

Inflazyme Shares

Dividends received by a Shareholder on the Inflazyme Shares will be subject to the tax treatment generally applicable to dividends paid by Canadian public corporations on ordinary common shares. Dividends received by a Shareholder who is an individual will be included in the individual's income and generally will be subject to the normal gross-up and dividend tax credit rules. Dividends received by a Shareholder that is a corporation will be included in computing its income and will normally be deductible in computing its taxable income. Certain corporations may be liable to pay a refundable tax under Part IV of the Tax Act on such dividends.

A disposition of Inflazyme Shares by the Shareholder will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Inflazyme Shares to the Shareholder immediately before the disposition.

A Shareholder will be required to include in his or her income one-half of the amount of any capital gain (a "taxable capital gain") resulting from the disposition of an Inflazyme Share and will be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") resulting from the disposition of an Inflazyme Share against taxable capital gains realized by the Shareholder in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. Where the Shareholder is an individual, a capital gain may give rise to alternative minimum tax under the Tax Act.

In the case of a Shareholder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition or deemed disposition of an Inflazyme Share may be reduced by the amount of dividends previously received or deemed to have been received thereon to the extent and in the circumstances described in the Tax Act. Any such reduction will not occur where the corporate Shareholder owned the Inflazyme Share continuously for 365 days or longer immediately before the disposition and such Shareholder (together with any person with whom it did not deal at arm's length for purposes of the Tax Act) did not own more than 5% of the issued shares of any class or series of the capital stock of Inflazyme at the time the relevant dividends were received or deemed to have been received. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. **Shareholders to whom these rules may be relevant should consult their own tax advisors.**

Canadian-controlled private corporations are subject to a refundable tax of 6 2/3% on investment income (other than dividends deductible in computing taxable income) that will be refunded when the corporation pays taxable dividends (at a rate of one dollar for every three dollars of taxable dividends paid). For this purpose, investment income includes interest and taxable capital gains.

Inflazyme Options

Where in a taxation year a Shareholder acquires Inflazyme Shares on the exercise of an Inflazyme option received in exchange for a GlycoDesign option which was acquired by virtue of employment, the amount, if any, by which the fair market value of the Inflazyme Shares at that time of exercise of the option exceeds the amount paid or to be paid for the Inflazyme Shares by the Shareholder will be deemed to be a benefit received by the Shareholder and included in computing the Shareholder's income from employment for that taxation year, subject to possible deferral, as described below. The amount so included in the Shareholder's income will be added in computing the adjusted cost base to the Shareholder of the Inflazyme Shares. The Shareholder may be entitled to a deduction equal to one-half of the benefit, provided certain conditions are met.

Generally, for a Shareholder who is an employee, a deferral of the taxable benefit relating to the exercise of an option to acquire an Inflazyme Share until the time the Inflazyme Share is sold may be available, subject to a limit of $100,000 worth of options that vest each year (determined by reference to the fair market value of the Inflazyme Shares at the date the option is granted). In order to qualify for the deferral, a number of conditions must be satisfied.

Shareholders acquiring Inflazyme Shares on the exercise of Inflazyme options acquired in exchange for GlycoDesign options (which were not acquired by virtue of employment) will not be required to include any amount in their income when the option is exercised. The exercise price of the option, together with the amount paid for the option, if any, and the amount of any income inclusion, if any, arising on the grant of the option, will become the adjusted cost base of the Inflazyme Shares to the Shareholder, subject to averaging with any Inflazyme Shares owned by the Shareholder immediately before the exercise of the option.

Holders of options should consult their own tax advisors for advice with respect to their own particular circumstances.

Dissenting Shareholders

Shareholders of GlycoDesign are permitted to dissent from the Amalgamation in the manner set out in section 190 of the CBCA. A Shareholder of GlycoDesign who dissents under section 190 of the CBCA (a "Dissenting GlycoDesign Shareholder") will be entitled, in the event the Amalgamation becomes effective, to be paid by Amalco the fair value of the GlycoDesign Shares held by such Dissenting GlycoDesign Shareholder determined as at the appropriate date. See "Rights of Dissenting Shareholders". Under the current administrative practice of the CCRA, where a Shareholder dissents from an amalgamation and receives a cash payment for his shares from the amalgamated corporation, the Shareholder is considered to have realized proceeds of disposition equal to the amount of the payment received by the holder (less interest awarded by the court), rather than a deemed dividend. In the case of a Dissenting GlycoDesign Shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced by the amount of dividends previously received on the GlycoDesign Shares to the extent and under the circumstances prescribed in the Tax Act. Analogous rules may apply to a partnership or a trust that owns GlycoDesign Shares.

The taxation of capital gains (losses) and dividends, will generally be as described above under the heading "Inflazyme Shares".

Any interest awarded to a Dissenting GlycoDesign Shareholder by a court will be included in the Dissenting GlycoDesign Shareholder's income. **All Dissenting GlycoDesign Shareholders should consult their own tax advisors for advice with respect to their own particular circumstances.**

Qualified Investment and Foreign Property

Provided the Inflazyme Shares are, or are deemed to be, listed on a prescribed stock exchange in Canada (which includes TSX), at the time such shares are acquired as contemplated herein, the Inflazyme Shares will be qualified investments for trusts governed by registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans.

The Inflazyme Shares are not expected to constitute "foreign property" for purposes of Part XI of the Tax Act at any particular time.

RIGHTS OF DISSENTING SHAREHOLDERS

As indicated in the notice of the Meeting, any holder of GlycoDesign Shares is entitled to be paid the fair value of all, but not less than all, of their shares in accordance with Section 190 of the CBCA, if the shareholder dissents to the Merger and the Merger becomes effective (as described herein, the "Dissent Rights"). A holder of GlycoDesign Shares is not entitled to dissent with respect to the Merger if he votes any of such shares in favour of the Merger Resolution. The execution or exercise of a proxy does not constitute a written objection for purposes of the CBCA.

The following summary does not purport to provide comprehensive statements of the procedures to be followed by a dissenting shareholder under the CBCA. The text of Section 190 of the CBCA is attached as Schedule G to this Proxy Circular. Because the CBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all the rights of a dissenting shareholder, each shareholder who might desire to exercise the rights of a dissenting shareholder should carefully consider and comply with those provisions and consult his legal adviser.

A dissenting shareholder who seeks payment of the fair value of his GlycoDesign Shares is required to send a written objection to the special resolution that is the Merger Resolution to GlycoDesign at or prior to the Meeting. The address of GlycoDesign for such purpose is GlycoDesign Inc., 480 University Avenue, Suite 400, Toronto, Ontario, M6V 1V2. A vote against a special resolution or withholding votes does not constitute a written objection. Within 10 days after the special resolution is approved by shareholders, GlycoDesign must so notify the dissenting shareholder who is then required, within 20 days after receipt of such notice (or, if he does not receive such notice, within 20 days after he learns of the approval of the special resolution), to send to GlycoDesign a written notice containing his name and address, the number of shares in respect of which he dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send GlycoDesign the appropriate share certificate or certificates. If the action approved by the special resolution becomes effective, GlycoDesign is required to determine the fair value of the shares and to make a written offer to pay such amount to the dissenting shareholder. If such offer is not made or not accepted within 50 days after the action approved by the special resolution becomes effective, GlycoDesign may apply to the court to fix the fair value of such shares. There is no obligation on GlycoDesign to apply to the court. If GlycoDesign fails to make such an application, a dissenting shareholder has the right to so apply within a further 20 days. If an application is made by either party, the dissenting shareholder will be entitled to be paid the amount fixed by the court.

INFORMATION CONCERNING GLYCODESIGN

Background of GlycoDesign

GlycoDesign was incorporated on December 31, 1993 under the *Canada Business Corporations Act*. GlycoDesign has two wholly-owned subsidiaries, Vascular Therapeutics, Inc. (a California company) and GlycoDesign Therapeutics Canada Inc. (an Ontario company). Both subsidiaries were acquired by GlycoDesign on July 30, 1999. GlycoDesign's head office is located at 480 University Avenue, Suite 400, Toronto, Ontario, M5G 1V2.

Business of GlycoDesign

GlycoDesign is a publicly traded (TSX:GD) Toronto-based biopharmaceutical company dedicated to discovering and developing novel therapeutics in three priority disease areas: cardiovascular disease / thrombosis, inflammation and cancer..

GlycoDesign has become recognized as a leader in the fields of glycobiology and thrombosis. Glycobiology is the study of carbohydrate containing molecules and their function in the body.

GlycoDesign's resources are focused on two antithrombotic drug candidates, GH9001 and ATH, currently in Phase I and pre-clinical development, respectively, as well as the discovery of novel glycotherapeutics for the treatment of chronic inflammatory diseases.

GlycoDesign is developing drug candidates in multiple disease areas, increasing the probability of successful commercialization of drugs and sustained long-term growth. GlycoDesign plans to commercialize its drug candidates through arrangements with major pharmaceutical and biotechnology companies.

On July 30, 1999, GlycoDesign acquired Vascular Therapeutics, Inc. a company dedicated to the commercialization of innovations developed at the Henderson Research Centre ("HRC") for the treatment of cardiovascular disease. As part of this acquisition, GlycoDesign assumed Vascular Therapeutic's long-term research collaboration with the HRC headed by Drs. Jack Hirsh and Jeff Weitz, both internationally recognized researchers in the cardiovascular and thrombosis area. Dr. Hirsh, who is also Vice President of Cardiovascular Research at GlycoDesign is an internationally recognized clinician-scientist and a pioneer in the discovery and development of low molecular weight heparin. GlycoDesign obtains significant leverage on its funding as HRC receives matching funding from a number of sources including the Ontario Research & Development Challenge Fund.

In November 1999, GlycoDesign entered into a three-year research and development collaboration agreement with Seikagaku Corporation ("Seikagaku"), a leading glycobiology pharmaceutical company, to identify small molecule, orally active Core 2 transferase inhibitors for the treatment of chronic inflammation. During the three-year term of the agreement, Seikagaku could select up to two compounds for clinical development. Seikagaku had the option to an exclusive, worldwide, sub-licensable right to license intellectual property covering compounds selected during the term of the collaboration. The agreement provided GlycoDesign with potentially up to approximately US$56 million, comprised of up-front equity investment, research payments for a three-year funded program, milestone and success payments on each compound licensed and developed and royalties on successful product development. In addition to financial contributions, the collaboration with Seikagaku provided GlycoDesign with Seikagaku's extensive experience in the production of glycotherapeutic compounds and expertise with animal models of inflammatory disease.

On January 24, 2003 GlycoDesign regained all intellectual property and commercialization rights to Core 2 inhibitors identified during the research collaboration between Seikagaku and GlycoDesign. Under a new agreement, GlycoDesign has licensed to Seikagaku Corporation the exclusive Japanese rights to GlycoDesign's Core 2 assay system for internal research and development purposes and for use in collaborations with third parties. GlycoDesign will receive royalty payments on any product commercialized by Seikagaku or its collaborators identified by the assay system. GlycoDesign also retains the rights to the Core 2 assay system in all other markets around the world.

In July, 2000 GlycoDesign and its subsidiaries entered into a development collaboration agreement with LEO Pharma A/S ("LEO") to develop novel antithrombotics based on GlycoDesign's medium molecular weight heparin (GD4040) and LEO's highly sulphated low molecular weight dermatan sulfate (H2403). This is a cost and revenue sharing venture to accelerate the commercialization of these novel antithrombotic compounds. In October 2001, GlycoDesign and LEO announced that GH9001 had been selected for clinical development and in December 2002, GlycoDesign announced the completion of the first Phase I clinical trial for GH9001. A second Phase I trial is planned in 2003. The companies are seeking a third party pharmaceutical company to complete the development and commercialization of GH9001 worldwide.

Like many emerging biotechnology companies in North America, GlycoDesign has redirected its resources dramatically since the first quarter of 2002. At the end of the first quarter, new management was appointed and a ninety-day restructuring and redirection plan was announced. In May, GlycoDesign's lead cancer program (GD0039) was discontinued following Phase II results in which clinical efficacy and adverse events did not meet GlycoDesign's expectations. Also in May 2002 the capital markets began a significant long-term recession. GlycoDesign has responded to these events by: restructuring the Company around project teams and reducing headcount from more than 70 to 35, redirecting the research and development efforts to provide a balanced portfolio of programs, and reducing its monthly burn rate from $1.5 million to $0.8 million per month.

GlycoDesign's patents and other proprietary technology rights are a key strength. GlycoDesign holds rights (ownership, licensing or other commercial rights) to 27 different patents and patent applications in the US relating to pre-clinical and clinical products, therapeutic targets, and tools used in drug development. Rights to foreign counterparts for 12 of these US patents and patent applications are also held by the GlycoDesign. To date, 21 patents have been issued in the US.

As of January 31, 2003, GlycoDesign had working capital of approximately $17.7 million, which included cash and short-term investments of $18.8 million.

Pipeline/Product Overview

GlycoDesign has extensive research and development capabilities focused on disease targets with major unmet medical needs.

GH9001 – Antithrombotic

GH9001, GlycoDesign's lead antithrombotic candidate, is currently in Phase I clinical trials. This antithrombotic agent is being developed to treat diseases and conditions in which current antithrombotics have limited efficacy. GH9001 has all of the characteristics of an ideal antithrombotic; it targets clot-bound thrombin, free thrombin, and factor Xa. In pre-clinical models, GH9001 demonstrates a better safety/efficacy profile than existing antithrombotics, including low molecular weight heparin. It also has the advantage of being easily monitored and readily reversed if needed. GlycoDesign believes GH9001 provides a significant improvement over existing antithrombotic agents and thus represents an important product opportunity in its target markets of acute coronary syndromes, the prevention and treatment of deep vein thrombosis, and pulmonary embolism.

ATH – Antithrombotic

ATH is a covalent complex comprising antithrombin and a super-active form of heparin and it is being targeted for use in the prevention of neurocognitive dysfunction associated with cardiopulmonary bypass surgery. Despite the use of unfractionated heparin, over 50% of patients undergoing cardiopulmonary bypass experience post-operative neurocognitive deficits. ATH is being tested in pre-clinical models of cardiopulmonary bypass.

ATH – Antithrombotic Coating

ATH is also being developed as an antithrombotic coating for surfaces of medical devices that come in contact with blood. Pre-clinical studies demonstrate the coating provides resistance to clotting in catheters for at least 100 days, representing a substantial improvement over existing coatings and the potential for significant application in the medical device market.

Anti-inflammatory program

GlycoDesign's inflammation program is focused on blocking the initial steps of the inflammation cascade, in order to provide a therapeutic benefit without undermining the body's ability to protect itself against infection. The Company's efforts are directed toward the discovery and development of small molecules and nucleic acid molecules which block the rolling of leukocytes (white blood cells), the first step in recruitment of leukocytes to sites of inflammation. Inflammation disease targets of this program include rheumatoid arthritis, inflammatory bowel disease, and asthma.

GD0039 – Cancer

In May 2002, Phase II studies of GD0039 in renal cancer were discontinued because the clinical response and adverse events profile of GD0039 did not meet GlycoDesign's expectations. GlycoDesign also has a family of more specific analogs of GD0039 and one or more of these may be developed in the future.

A summary of GlycoDesign's product pipeline is given below:

Product	**Therapeutic area**	**Indication**	**Phase**
GH9001	Cardiovascular	prevention of thromboembolic complications in patients with acute coronary syndromes and patients undergoing peripheral arterial bypass surgery, prevention and treatment of venous thromboembolism	Phase I
ATH coating	Vascular	antithrombotic coating for catheters and other medical devices	Pre-clinical
ATH therapeutic	Cardiovascular	prevention of neurocognitive deficits following cardiopulmonary bypass	Pre-clinical
Nucleic Acid Molecules	Inflammation	Asthma, rheumatoid arthritis, inflammatory bowel disease	Discovery
Small molecule inhibitors of Core 2	Inflammation		Discovery
Analogs of GD0039	Cancer	Advanced metastatic cancer	Discovery

Business Strategy

GlycoDesign recognizes the increasing value placed on products which have advanced into the clinic and for which safety data and proof-of-concept efficacy data is available. However, GlycoDesign also recognizes the need to mitigate risk by instituting multiple programs with different approaches at earlier stages of development.

The key components of GlycoDesign's strategy are to:

- Leverage drug discovery expertise with partners that can accelerate progress in this area;
- Progress drug candidates through pre-clinical and early clinical trials;

- Establish strategic partnerships for later stage clinical trials and consequent manufacturing and marketing.

Leverage expertise in drug discovery to advance compounds into the clinic

GlycoDesign is recognized as a leader in the science of glycobiology. Through the collaboration with HRC GlycoDesign also has an antithrombotic research group accepted as among the best worldwide. Given that GlycoDesign's glycotherapeutics include carbohydrates (glycosaminoglycans), proteins, small molecules and nucleic acids, GlycoDesign seeks to partner with companies with expertise in these specific technologies in order to accelerate the entry of these compounds into the clinic. This strategy enables the GlycoDesign to maintain control over its research focus while using research partnerships to partially absorb the overhead of GlycoDesign's internal research.

Progress drug candidates through early clinical trials

By taking product candidates into early clinical trials, GlycoDesign adds substantial value before seeking business partnerships with corporate partners. GlycoDesign believes that the optimal time to partner a drug candidate is early Phase II. Earlier stage partnerships, however, may be sought if a partner adds either significant lead-time advantages or specific development expertise needed to accelerate potential commercialization.

Establish strategic partnerships for late stage clinical trials

GlycoDesign seeks to establish partnerships with experienced and well-capitalized pharmaceutical companies that have successfully taken drug candidates through the later stages of development, including obtaining approval from regulatory authorities and the manufacturing and marketing of products worldwide. GlycoDesign believes that this type of partnering strategy will mitigate the financial risk of carrying out large Phase III clinical trials and the significant investment of resources and capital required to establish manufacturing facilities and a sales force.

Key Strategic Alliances

Henderson Research Centre

The HRC, an affiliate of McMaster University, is one of the major centres in North America devoted to in-depth study of thrombotic diseases. Under the direction of world-renowned thrombosis expert, Dr. Jack Hirsh, approximately 15 researchers are studying conditions relating to cardiovascular disease and clotting. Under a license agreement with HRC, GlycoDesign has exclusive, worldwide, royalty-free, sub-licensable rights to GD4040, a medium molecular weight heparin and one of the active components of GlycoDesign's lead antithrombotic candidate GH9001. GlycoDesign also has the exclusive rights to ATH, a covalent complex between antithrombin and heparin. GlycoDesign also has exclusive, worldwide, royalty-free sub-licensable rights to new therapeutic discoveries at the HRC, renewable in mid-2004, in exchange for the provision of at least US$2 million in funding every two years. GlycoDesign obtains significant leverage on its funding obligation; HRC receives matching funding from other sources. This collaboration has, and is expected to produce cardiovascular products for development by GlycoDesign.

LEO Pharma A/S, Copenhagen, Denmark

On July 20, 2000 GlycoDesign and its subsidiaries entered into a development collaboration agreement with LEO to develop novel antithrombotics. This is a cost and revenue sharing venture that should accelerate the commercialization of drug candidates. GH9001, a product of GlycoDesign's lead cardiovascular compound, GD4040, and LEO's compound, low molecular weight dermatan sulphate (H2403) has completed a first Phase I clinical trial. A second Phase I trial is planned in 2003. GlycoDesign and LEO are jointly seeking a partnership with a third party to complete the development and commercialization of GH9001 worldwide.

Market Overview and Competition

Competition in the biotechnology and pharmaceutical industries is intense and characterized by the rapid advance of technology. Competitiveness in the industries depends upon drug efficacy, safety, patient compliance, ease of manufacture and use, price, marketing and distribution.

Based on its review of the industry, GlycoDesign is not aware of any other company that is devoted solely to the development of glycotherapeutics for as broad a range of disease areas. Other companies that are conducting research and development activities on products similar to or in competition with GlycoDesign's therapeutic product candidates do not generally focus exclusively on drugs from glycobiology. GlycoDesign is not aware of any other company that has the in-house technology to support a flow of drug candidates from this particular area of expertise.

In addition to GlycoDesign, it is estimated that there are over 40 companies worldwide with at least one program utilizing the therapeutic potential of glycobiology. More specific competitors relevant to GlycoDesign programs and compounds are discussed below.

Thrombosis

Thrombosis is a major cause of life-threatening vascular diseases. Thrombosis in arteries can lead to heart attacks and strokes. Venous thrombosis occurs typically after major surgery or with serious chronic illness and can cause pulmonary embolism.

Three classes of drugs are used to treat thrombosis: antithrombotics, anti-platelet agents and fibrinolytic agents. GlycoDesign's focus is antithrombotics. Approved antithrombotics include unfractionated heparin (UFH), low molecular weight heparin (LMWH) and direct thrombin inhibitors. Antithrombotics are routinely used in the treatment of heart attacks, unstable angina and non-Q-wave acute myocardial infarction, in the treatment of deep vein thrombosis with or without pulmonary embolism and in the prophylaxis of venous thromboembolism in patients undergoing orthopaedic or general surgery. There were an estimated 2.8 million cases of unstable angina in 2001 in North America and Western Europe. The number of cases of deep vein thrombosis and pulmonary embolism surpassed 500,000. For orthopaedic surgeries, namely hip and knee replacements, there were over 1.5 million procedures done in 2001.

Unfractionated heparin was the first antithrombotic launched. Over the past decade, new antithrombotics, in particular LMWH, have captured the venous thrombosis market, and to some extent, the arterial thrombosis market. According to Datamonitor, worldwide sales of antithrombotics exceeded US$2 billion in 2000 and are projected to grow to over US$10 billion by 2008. Market growth is attributed to the increasing sales of existing agents such as Lovenox® and the market entry of more efficacious and safer new agents. Lovenox® by Aventis Pharma is the market leader with sales of Euro 1.5 billion in 2001.

Based on a profile of superior efficacy and safety, GlycoDesign anticipates that GH9001 will command a premium price compared with Lovenox®. With the marketing presence of a major pharmaceutical partner, GH9001 could capture a significant share of the antithrombotic market starting with the following indications: Treatment of unstable angina/non-Q wave MI, prevention of thromboembolic complications following peripheral arterial bypass surgery (PABS), prevention and treatment of venous thrombosis and pulmonary embolism following major orthopedic surgery and in cancer patients undergoing general surgery. The launch of GH9001 in the lead arterial indication (PABS) is forecasted to be in 2008, with other indications following over the next two years. GlycoDesign expects the competition in 2008 to include various LMWHs, the injectable direct anti-Xa inhibitors (such as Arixtra®) and one or more of the direct thrombin inhibitors.

Unfractionated heparin is still the antithrombotic of choice for cardiac surgeries such as coronary artery bypass grafts (CABG) or valve surgery, a large percentage of which are performed using cardiopulmonary bypass (CPB). CPB involves diverting the patient's blood through the CPB machinery, to allow for the patient's heart and lungs to be stilled during the surgery. There are approximately 500,000 CPB procedures per year in the United States alone. Complications from CPB include neurocognitive deficits, which occur in over 50% of patients. To minimize the risk of complications, some cardiac surgeries are being performed off of the pump, but this trend is accompanied by an increase in the number of patients eligible for CPB, including older, more seriously ill patients, as well as those who have had prior procedures, such as angioplasty or stenting. The number of CPB procedures is expected to remain constant or increase over time.

Assuming that ATH achieves its promise of preventing neurocognitive deficits following CPB, GlycoDesign believes this drug candidate has significant potential. In addition, while neurocognitive deficits after cardiopulmonary bypass have received the most attention, deficits have also been reported after off-pump surgery, and probably occur after any major surgery. Therefore, the market potential for ATH antithrombotic may, in fact, be much greater than just the CPB segment.

There are currently no compounds approved for this indication to the knowledge of GlycoDesign, nor are there any products in the pipeline. Pexelizumab (formerly known as 5G1.1-SC), is a complement inhibitor being developed by Alexion and Proctor & Gamble. In a Phase IIb study in 914 patients undergoing CPB for CABG only, or CABG with concomitant valve surgery, no significant differences were found in the initial primary endpoint of non-Q-wave, neurologic deficits and left ventricular dysfunction, although an exploratory assessment of cognitive function did show less decline in the group of CABG patients receiving pexelizumab. With its high potency and ability to inhibit clot-bound thrombin, ATH has the potential to reduce the number of microemboli generated during CPB, providing a novel strategy to decrease the risk of neurocognitive deficits.

ATH is also being developed as a bioactive coating for medical devices. Clotting is a significant clinical issue for many devices including hemodialysis catheters, central venous access catheters, endoluminal grafts, coronary and peripheral stents and extracorporeal devices. Clotting inside and outside a catheter can render the catheter unusable and delay a patient's treatment (as in chemotherapy or dialysis). In addition, blood clots which form outside the catheter cause permanent damage to the vessel integrity and can lead to catheter-associated deep vein thrombosis, as well as increase the risk of pulmonary embolism.

There are major costs associated with removing clots with thrombolytic drugs or through surgical revisions, and this is not always successful. Hence various types of surface coatings have been developed for medical devices that are exposed to blood in order to prevent clotting. The most common antithrombotic used for this purpose is heparin, but this does not seem to significantly reduce the risk of clotting in longer term use.

In pre-clinical studies using prototype-coated catheters, ATH coated catheters were shown to be extremely resistant to clotting, compared to heparin-coated and uncoated catheters. The ATH coating has potential for use with central venous access catheters (CVACs), hemodialysis catheters, endoluminal grafts, coronary and peripheral stents, extracorporeal devices, heart valves, blood filters and other indwelling medical devices where clotting is an issue.

Inflammation

Inflammation encompasses a host of diseases which although tend to manifest themselves though different symptoms, also tend to have a similar underlying immunological component. Many inflammatory diseases are chronic and progressive, and are exacerbated by acute flare-ups. The acute and the chronic stages of the disease are generally treated with different drugs.

Asthma is a chronic lung condition that can develop at any age and is characterized by difficulty in breathing. The prevalence of asthma is estimated at 55 million people in the seven major pharmaceutical markets. Sales of anti-asthmatic drugs were just under US$10 billion in 2000 and are forecasted to grow to US$18 billion by 2009. Asthma is managed in the long-term with anti-inflammatory medications (steroids and non-steroidal anti-inflammatory drugs and, more recently, Leukotriene antagonists) and in the short-term with bronchodilators for immediate and occasional relief of symptoms. Among the leading anti-inflammatory drugs are Singulair® by Merck, with sales of US$1.4 billion in 2001, and Flixotide® by Glaxo-Smith Kline, with sales of US$1.3 billion.

Rheumatoid arthritis is a debilitating form of arthritis that causes inflammation of the joints throughout the body and results in damage to the cartilage, bone, tendons and ligaments. Rheumatoid arthritis affects 7 million people in the world. Treatment consists of (1) nonsteroidal anti-inflammatory drugs (NSAIDs) which reduce joint pain and swelling but do not prevent joint damage, and (2) Disease Modifying Anti-Rheumatic Drugs (DMARDs) which have the potential to reduce joint damage but often have serious side-effects. Most recently, two new DMARDS have been successfully launched: Enbrel® by Immunex/Amgen, with sales of US$800 million in 2001, and Remicade® by Centocor, with sales of US$700 million.

Inflammatory bowel disease (IBD) encompasses two chronic inflammatory diseases of the intestines: Crohn's disease and ulcerative colitis. The prevalence of IBD is estimated at 1.8 million patients in the major pharmaceutical markets. Several types of drugs are used in IBD such as anti-inflammatories, corticosteroids, immunomodulating agents, TNF-alpha inhibitors (such as Remicade®) and antibiotics. None of the drugs developed to date are curative and many patients will have to resort to surgery on the affected bowel segment. The market is valued at between US$1 to 2 billion.

GlycoDesign's inflammation program is focused on blocking the initial steps of this process in order to provide an anti-inflammatory benefit without undermining the body's ability to protect itself against infection, which is a problem with some of the current therapies, including TNF-alpha inhibitors. GlycoDesign's strategy is anticipated to have broad potential in pathological conditions where inflammation is an important component, including asthma, rheumatoid arthritis and inflammatory bowel disease.

Cancer

Cancer is a group of diseases characterized by uncontrolled growth and spread of abnormal cells which if not controlled, can lead to death. After heart disease, cancer is the second leading cause of mortality in the developed world. In 2001, there were 1.2 million new cases of cancer and over 500,000 deaths in the US alone. Despite the different approaches to treating cancer (surgery, radiation, chemotherapy, hormonal therapy and immunotherapy), the 5-year survival rate for all cancers combined is only 60%.

Of the few successful cancer products launched in the past few years, two have targeted breast and colorectal cancer respectively: Taxotere® by Aventis Pharma, with sales of US$900 million in 2001, and Camptosar® by Pharmacia, with sales of US$600 million. Many new approaches to cancer treatment are expected to reach the market over the next 10 years and these will fuel tremendous market growth. Datamonitor forecasts the cancer market to grow to over US$44 billion by 2010.

The mechanism of action of GD0039 and its analogs involves blocking the synthesis of specific highly branched carbohydrates which are overexpressed in many cancers including breast and colorectal cancer, and which are prognostic for survival in colorectal cancer. If GD0039 or its analogs are developed, it is likely that they would be used in combination with other cancer therapeutics directed at these tumour types, rather than be competitive.

Pipeline/Product Detail

Thrombosis: GH9001

GH9001 is being jointly developed with LEO Pharma A/S of Denmark and has completed a first Phase I clinical trials. A second Phase I trial is planned for 2003.

GH9001 is a novel antithrombotic that combines the most desirable features of unfractionated heparin, low molecular weight heparin and direct thrombin inhibitors. GH9001 is unique it is ability to inhibit three critical targets in the coagulation cascade (examples being factor Xa, fluid phase thrombin and clot-bound thrombin). It exhibits better efficacy and safety than existing antithrombotics in pre-clinical studies and it has a predictable antithrombotic effect that can be easily monitored by a standard, widely used test, the activated partial thromboplastin time (APTT). If necessary, GH9001 can be completely reversed, by using protamine sulfate. These features are particularly important in the treatment of acute coronary syndromes with or without thrombolytics or platelet inhibitors where clinicians need to exercise a high level of control over the desired antithrombotic activity. Adoption of low molecular weight heparins for use in acute coronary syndromes has been limited by the fact that these agents are not reversible with protamine sulfate and their antithrombotic activity cannot be readily measured. In addition, there is still a need for antithrombotics showing improved efficacy without increased bleeding for prevention of deep vein thrombosis following major orthopedic surgery. While factor Xa inhibitors and direct thrombin inhibitors have shown improved efficacy there is an accompanying risk of increased bleeding.

In 2002, GlycoDesign and LEO completed a single dose Phase I clinical trial to study the safety, pharmacokinetics and pharmacology of GH9001 in healthy volunteers. GH9001 administration was well tolerated when administered by either the intravenous or subcutaneous route. GH9001 showed good subcutaneous bioavailability, and predictable and dose-dependent effects in standard coagulation tests. These results support once-a-day subcutaneous dosing. A second Phase I study testing multiple dose subcutaneous administration of GH9001 will be conducted in 2003.

GlycoDesign and LEO are seeking a third-party large pharma partner to complete the development and commercialization of GH9001 worldwide. Discussions are ongoing regarding the design of Phase II proof-of-concept studies, which may be conducted by GlycoDesign and Leo in order to further support these efforts and enhance the value of an eventual third party deal.

Thrombosis: ATH Therapeutic

Neurocognitive deficits have been linked to the generation of microemboli during the surgical procedure, which can be detected by Doppler ultrasonography. These microemboli are thought to originate from bubbles of air, fat or atherosclerotic plaque as well as from thromboemboli (microscopic clots). Significant generation of thrombin occurs during CPB, resulting in fibrin formation. ATH is a highly potent antithrombotic comprised of a super-active form of heparin covalently linked to antithrombin. With its high potency and ability to inhibit clot-bound thrombin, ATH has the potential to reduce the number of microemboli generated during CPB, providing a novel strategy to decrease the risk of neurocognitive deficits.

The high antithrombotic potency of ATH is due to the super-active heparin moiety, which contains one or more pentasaccharide sites required for activity. In contrast, about 2/3 of standard heparin contains no pentasaccharide, and is therefore inactive. In addition, ATH has a more rapid onset of action than heparin or antithrombin alone. For antithrombin to bind to, and inactivate thrombin, it must first be rendered active through the binding of heparin to the pentasaccharide sequence. In the ATH molecule, antithrombin is already in the active conformation, ready to bind to and inactivate thrombin.

The ability of ATH to reduce the incidence of microemboli is currently being studied in a pre-clinical (pig) model of CPB. The clinical development path for ATH is relatively straightforward and the size of the clinical trials is quite modest, due to the high incidence of neurocognitive deficits, which have been reported to occur in over 50% of CPB patients. GlycoDesign is completing pre-clinical studies comparing the safety and efficacy of ATH with unfractionated heparin in a CPB model. GlycoDesign is seeking a partner for the further development of ATH, as well as a source of supply for commercial quantities of antithrombin starting material needed for an ATH therapeutic.

Thrombosis: ATH Coating

The ATH coating is a bioactive coating, which is designed to stay permanently attached to the surface of a device in order to provide continuous antithrombotic/anticoagulant activity. The ATH coating has potential for use with a variety of medical devices which come into contact with blood including central venous access catheters (CVACs), hemodialysis catheters, endoluminal grafts, coronary and peripheral stents, extracorporeal devices, heart valves, blood filters, etc. With CVACs and dialysis access catheters clotting occurs in as many as 50 to 60% of patients.

Only catalytic thrombin inhibitors (such as heparin-based compounds) can provide continuous antithrombotic activity. A non-catalytic thrombin inhibitor would not be appropriate for a surface coating, since this would result in a build-up of inactivated inhibitor-thrombin complexes on the device surface, which would likely increase the thrombogenicity of the surface. Heparin, although a catalytic inhibitor of thrombin, is less than ideal as an antithrombotic coating, because only one third of the heparin chains contain the unique pentasaccharide sequence required for activity.

ATH can be covalently attached to a polymer basecoat, which is then applied to the device surface to provide a stable, non-leaching coating. The AT moiety serves to properly orient the heparin chains so that the active site comes into contact with blood, rather than having a random orientation where the active site may be inaccessible. Because the AT moiety in the ATH complex is already in the active conformation, the initial rate of inactivation of thrombin is significantly faster than heparin or antithrombin alone. This may be particularly important during the initial period following catheter placement.

Experiments *in vitro* indicate that ATH-coated surfaces are more thrombo-resistant than currently available heparin-coated surfaces. ATH-coated endoluminal grafts placed in the jugular vein of a rabbit, induced significantly less clot formation than either uncoated or hirudin-coated grafts.

ATH-coated devices are expected to reach the market much earlier than an ATH therapeutic, since devices have a significantly shorter development timeframe compared with therapeutics. GlycoDesign is currently seeking a partner for the development and commercialization of ATH-coated devices.

Inflammation Program

GlycoDesign's inflammation program is focused on blocking the initial steps of the inflammation cascade, in order to provide a therapeutic benefit without undermining the body's ability to protect itself against infection. The Company's efforts are directed toward the discovery and development of small molecules and nucleic acid molecules which block rolling of leukocytes (white blood cells), the first step in recruitment of leukocytes to sites of inflammation. GlycoDesign's strategy is anticipated to have broad potential in pathological conditions where inflammation is an important component, including asthma, rheumatoid arthritis and inflammatory bowel disease.

The molecular targets for the inflammation program are the adhesion molecule P-selectin glycoprotein ligand-1 (PSGL-1), which is present on leukocytes, and its counter-receptor P-selectin, present on endothelial cells. An *in vivo* model of leukocyte rolling (intravital microscopy) has been established for rapidly screening the functional activity of lead compounds.

Nucleic Acid Inhibitors

Using proprietary nucleic acid molecules developed against Core 2, GlycoDesign scientists have recently demonstrated that blocking Core 2 activity inhibits leukocyte rolling *in vivo*. These results further validate Core 2 as an important therapeutic target in the inflammatory cascade. The molecules are a valuable target validation tools and will be studied in chronic inflammatory disease models during 2003. The molecule's potential as a lead molecule for developing a therapeutic will also be investigated.

Small molecule Core 2 inhibitors

The small molecule program integrates expertise in biology, medicinal chemistry and computational chemistry and is aimed at identifying orally active inhibitors of Core 2 glycosyltransferase. The binding of PSGL-1 to the selectins is dependent upon a particular sugar structure generated by Core 2.

Progress to date includes the generation of the mutant Core 2 enzyme along with its detailed biochemical characterization that facilitated the development of a novel tool for high-throughput screening efforts. A proprietary assay was implemented to screen a natural products library, GlycoDesign's proprietary directed combinatorial chemistry library, and commercial compounds libraries. Four separate screening campaigns were conducted including a 70,000 compound library completed in February 2003. The last screening resulted in the identification of five promising hits with profiles and potency in an acceptable range for lead refinement/optimization. The Company is in the process of preparing sufficient quantities of these compounds in order to test the activity, pharmacokinetics and toxicity of these compounds *in vivo* and is continuing lead refinement efforts in parallel in order to identify a suitable lead compound.

Cancer Program

GlycoDesign received approval in May 1998 to commence the first of six Phase II trials to evaluate GD0039 for the treatment of solid tumours. Due to GD0039's therapeutic potential in other indications, GlycoDesign filed a US Phase I IND in July 1998 for GD0039 as a chemoprotectant treatment for patients with advanced metastatic breast cancer. As of January 31, 2002 GlycoDesign had two Phase II and one Phase I clinical trials underway. A Phase II trial of GD0039 in forty patients with either 5-FU resistant advanced colorectal cancer or metastatic renal cancer (GD39-ONC-B1) was ultimately completed. Of the 14 evaluable renal cancer patients, there was one patient who was a complete responder, one partial responder and 3 patients with stable disease. The response was correlated with level of inhibition of the target enzyme, as measured by a reduction in the cell surface carbohydrates synthesized by this enzyme. In addition, the median survival in the renal cancer group was 20.3 months, which was quite encouraging, since the expected median survival for patients with metastatic renal cancer is often cited at less than 12 months. Adverse events such as fatigue, confusion, depression, difficulties concentrating, mood swings and neuropathy occurred and led to dose reductions and early discontinuation of GD0039 therapy in study # GD39-ONC-B1. Based on the encouraging efficacy data in renal cancer patients, two subsequent metastatic renal cancer trials (GD39-ONC-B3 and GD39-ONC-B4) were initiated, but with the introduction of a "drug holiday" in an attempt to reduce the incidence of these adverse events.

GD39-ONC-B3 was initiated in November 19, 2001 and GD39-ONC-B4 was initiated in October 15, 2001. In May 2002 GlycoDesign stopped enrollment in the GD39-ONC-B3 and GD39-ONC-B4 clinical trials. The decision to stop the enrollment in these trials was based on the result of an interim review of the data available at that time from both these trials because the clinical response and adverse events did not meet the Company's expectations. The drug dose and regimen appeared to be limited by the incidence of neurological adverse events such as fatigue, confusion and depression, however, all of these events were reversible upon discontinuation of GD0039.

Intellectual Property

GlycoDesign views its patents and other proprietary technology rights as one of its key strengths, upon which it can continue to build. GlycoDesign files patent applications to protect its technology, inventions and improvements to inventions that are considered important to the development of its business. GlycoDesign also depends upon trade secrets, know-how, continuing technological innovations and licensing opportunities to expand and maintain its competitive position.

GlycoDesign holds rights (ownership, licensing or other commercial rights) to 27 different patents and patent applications in the US relating to pre-clinical and clinical products, therapeutic targets, and tools used in drug development. Rights to foreign counterparts for 12 of these US patents and patent applications are also held by GlycoDesign. To date, 21 patents have been issued in the US.

GlycoDesign's intellectual property represents a strong base upon which current and future product development and commercialization can be secured and exclusively assured. Specifically, GlycoDesign has rights to worldwide patent filings for the cardiovascular drug candidates GH9001 and ATH, including granted and allowed US applications. GlycoDesign also has patent applications for key therapeutic targets such as novel Core 2 and GNTV enzymes, and drug discovery tools including a combinatorial library and computational models. In addition, GlycoDesign has worldwide patent filings for the cancer therapeutic GD0039 and analogs of GD0039, including issued US and European patents to GD0039.

Human Resources

As at the date hereof, GlycoDesign has 16 employees in the Toronto office and an additional team of 15 people working on the cardiovascular disease program in Hamilton. Of these, 11 have Ph.D. degrees, two have M.D. degrees, and two have Masters or Bachelors degrees.

Selected Consolidated Historical Financial Information

The following selected historical financial data should be read in conjunction with "Information Concerning GlycoDesign - Management's Discussion and Analysis" and the financial statements of GlycoDesign and notes thereto included in Schedule A to this Proxy Circular. The statement of operations data for the financial years ended January 31, 2001, January 31, 2002 and January 31, 2003, and the balance sheet data as at January 31, 2002 and January 31, 2003 are derived from financial statements of GlycoDesign that have been audited by KPMG LLP, independent auditors, and are included elsewhere in this Proxy Circular. The quarterly financial information is derived from the interim unaudited financial statements prepared by management for the particular quarter. The financial statements have been prepared in accordance with accounting principles generally acceptable in Canada. All data is expressed in thousands of Canadian dollars (except for per share data).

	Year ended January 31,		
	2003	**2002**	**2001**
	(audited) (in thousands of dollars except per share amounts)		
Statement of Operations Data:			
Research fees and interest income	$ 3,001	$ 4,854	$ 4,565
Expenses:			
Research and development	14,186	16,514	13,137
General, administrative and other costs	6,923	4,299	2,774
Total expenses	21,109	20,813	15,911
Loss for the period	$ (18,108)	$ (15,959)	$ (11,346)
Basic loss per GlycoDesign Share	$ (1.52)	$ (1.34)	$ (1.24)

	As at January 31,	
	2003	**2002**
	(audited) (in thousands of dollars)	
Balance Sheet Data:		
Cash, cash equivalents and short-term investments	$ 18,803	$ 33,503
Working capital	17,694	32,432
Total assets	28,167	46,672
Share capital	97,547	97,547
Deficit	(73,718)	(55,610)
Total shareholders' equity:	23,829	41,937

Quarterly Information	Sales/ Total revenues	Loss from continuing operations	Loss from continuing operations per share	Net loss	Net Loss Per Share
2002					
1st Quarter	$1,324	$(2,951)	$(0.25)	$(2,951)	$(0.25)
2nd Quarter	1,314	(3,492)	(0.29)	(3,492)	(0.29)
3rd Quarter	1,136	(3,964)	(0.33)	(3,964)	(0.33)
4th Quarter	1,080	(5,552)	(0.47)	(5,552)	(0.47)
2003					
1st Quarter	$951	$(4,929)	$(0.41)	$(4,929)	$(0.41)
2nd Quarter	920	(6,690)	(0.57)	(6,690)	(0.57)
3rd Quarter	252	(3,703)	(0.31)	(3,703)	(0.31)
4th Quarter	878	(2,786)	(0.23)	(2,786)	(0.23)

Management's Discussion and Analysis

For The Year Ended January 31, 2003

The following information should be read in conjunction with the audited Consolidated Financial Statements and Notes attached hereto as Schedule A, prepared in accordance with Canadian generally accepted accounting principles. All monetary amounts unless otherwise indicated are expressed in Canadian dollars.

In addition to the narrative explanation of historical data included in this report, readers are cautioned that the actual results may differ materially from the results projected in any "forward looking" statements included in the following report, which involve a number of risks or uncertainties. (See "Information Relating to GlycoDesign - Business Risks and Uncertainties").

Overview

GlycoDesign is a drug discovery and development company focused on developing proprietary drugs for the treatment or prevention of cardiovascular and chronic inflammatory diseases, as well as cancer. The Company's resources are focused on two lead antithrombotic drug candidates, GH9001 and ATH, completing Phase I and pre-clinical development respectively, as well as the development of novel glycotherapeutics at the discovery stage for the potential treatment of chronic inflammation and cancer.

Results of Operations

As a research based company, GlycoDesign's revenues and expenses relate entirely to its activities in support of drug discovery and development.

For the fiscal year ended January 31, 2003, the Company recorded a net loss of $18.1 million ($1.52 per common share). This compares to a net loss of $16.0 million ($1.34 per common share) for the fiscal year ended January 31, 2002.

Revenue

Revenue for the fiscal year ended January 31, 2003 was $3.0 million as compared to $4.9 million for the fiscal year ended January 31, 2002. The decrease in revenue in the latest fiscal year resulted from reduced interest revenues of $1.2 million as well as lower research fees of $600,000. The reduced interest income is a direct reflection of lower interest rates and declining cash balances while the lower research fees are a result of the November 2002 completion of the Company's three-year research collaboration with the Seikagaku Corporation.

Expenditures

Research and development expense for the fiscal year ended January 31, 2003 was $14.2 million. This represents a $2.3 million decrease from the prior year's spending of $16.5 million. Significant factors contributing to the reduction include lower spending from the termination of the Company's GD0039 cancer program in May 2002 as well as spending reductions associated with the July 2002 restructuring that focused company resources on the GH9001, ATH, and Core 2 programs.

General and administrative expenses were $5.1 million as compared to $4.6 million in the prior year. The $500,000 increase is the net result of lower administrative costs in the third and fourth quarters, offset by non-recurring severance costs for the Company's former Chief Executive and Chief Financial Officers and other expenses associated with assessing strategic opportunities for GlycoDesign Inc.

Restructuring expenses of $1.6 million for the fiscal year ended January 31, 2003 reflect costs associated with the wind-down of the GD0039 cancer program as well as costs associated with a July staff restructuring.

Total expenses for the company were $21.1 million as compared to $20.8 million in the prior year. The increase of $300,000 reflects reductions in ongoing research, development and administrative expenses offset by non-recurring restructuring, project termination, and severance costs as well as foreign currency losses on US denominated investments.

Liquidity and Capital Resources

Since its incorporation, the Company has financed its operations through the public and private sale of its equity securities, revenues from research and development collaborations with its corporate partners, interest income on funds available for investment and government grants and tax credits. Through January 31, 2002, the Company had received approximately $97.5 million in net proceeds from the issuance of its equity securities. Included in this figure are approximately $20.6 million of equity securities issued in fiscal 2000 and 2001 to acquire Vascular Therapeutics, Inc. and Vascular Therapeutics Canada, Inc. (collectively VTI); $975,000 of equity securities issued to acquire intellectual property; and, $270,000 of equity securities issued in exchange for services.

Cash, cash equivalents, and short-term investments as at January 31, 2003 totalled $18.8 million compared to the January 31, 2002 balances of $33.5 million. Working capital position as at January 31, 2003 was $17.7 million compared to $32.4 million as at January 31, 2002. The reduction in cash resources of $14.7 million is entirely attributed to the results of operations of the Company.

For the Year Ended January 31, 2002

The following information should be read in conjunction with the audited Consolidated Financial Statements and Notes attached hereto as Schedule A, prepared in accordance with Canadian generally accepted accounting principles. All monetary amounts unless otherwise indicated are expressed in Canadian dollars.

In addition to the narrative explanation of historical data included in this report, readers are cautioned that the actual results may differ materially from the results projected in any "forward looking" statements included in the following report, which involve a number of risks or uncertainties. (see "Information Concerning GlycoDesign - Business Risks and Uncertainties").

Overview

GlycoDesign is a drug discovery and development company focused on developing proprietary drugs for the treatment or prevention of cardiovascular and chronic inflammatory diseases, as well as cancer. The Company's resources are focused on two lead antithrombotic drug candidates, GH9001 and ATH, completing Phase I and pre-clinical development respectively, as well as the development of novel glycotherapeutics at the discovery stage for the potential treatment of chronic inflammation and cancer.

Results Of Operations

As a research based company, GlycoDesign's revenues and expenses relate entirely to its activities in support of drug discovery and development.

For the fiscal year ended January 31, 2002, the Company recorded a net loss of $16.0 million ($1.34 per common share) and compares to a net loss of $11.3 million ($1.24 per common share) for the fiscal year ended January 31, 2001.

Revenue

Revenue for the fiscal year ended January 31, 2002 was $4.9 million as compared to $4.6 million for the fiscal year ended January 31, 2001. The increase in revenue in the latest fiscal year resulted from the exchange rate differential on fee income from the Seikagaku collaboration (entered into in November 1999), as well as greater interest income. Interest income increased as a result of increased average cash and short-term investments on hand during the fiscal year ended January 31, 2002. The average balances were greater due to the fact that the financings in fiscal 2001 were secured in May 2000, September 2000, and November 2000, while during fiscal 2002, the balances were drawn down from a larger starting base than in fiscal 2001. Interest rates were lower in fiscal 2002, however, which mitigated the increase in interest income.

Expenditures

Research and development expenses increased to $16.5 million for the year ended January 31, 2002 from $13.1 million in the same period in 2001. The primary reasons for the increase in expenditures included an expansion of the Core 2 transferase inhibitor program (inflammation program), increased expenditures associated with the Company's GD0039 clinical trial (cancer program), increased spending on pre-clinical research for the ATH coatings technology (cardiovascular program), and increased amortization expense of acquired research and development.

For the fiscal year ended January 31, 2002, expenses for the Core 2 transferase inhibitor program amounted to $4.2 million compared to $3.1 million for the fiscal year ended January 31, 2001. This increase reflected increased expenditures in the Company's research and development collaboration with Seikagaku Corporation for the treatment of chronic inflammation that commenced in November 1999.

Expenses for the GD0039 clinical program increased to $4.5 million for the fiscal year ended January 31, 2002 from $3.8 million for the prior year, an increase of approximately 19%.

Expenses for the ATH coatings technology increased to $1.4 million for the fiscal year ended January 31, 2002 from $0.4 million for the prior year, an increase of approximately 222%. This increase resulted from expanding internal pre-clinical testing of ATH in various models, external consulting contracts, and increased expenditures to synthesize ATH for drug development purposes.

The amount of acquired research and development associated with the acquisition of VTI in 1999, increased in September 2000 pursuant to an "earn-out provision". The effect of the related amortization expense on this additional consideration impacted the current research and development expenses for a full year in 2002 as compared to a partial year in 2001.

General and administrative expenses increased to $4.6 million for the year ended January 31, 2002 from $3.0 million in the same period in 2001. This increase, of approximately 54%, was the result of an expansion in the overall level of administrative activity to support the Company, increased expenses associated with being a publicly-traded company, investor relations spending, greater spending on information technology, and ongoing business development initiatives.

Liquidity and Capital Resources

Since its incorporation, the Company has financed its operations through the public and private sale of its equity securities, revenues from research and development collaborations with its corporate partners, interest income on funds available for investment and government grants and tax credits. Through January 31, 2002, the Company had received approximately $97.5 million in net proceeds from the issuance of its equity securities. Included in this figure are approximately $20.6 million of equity securities issued in fiscal 2000 and 2001 to acquire Vascular Therapeutics, Inc. and Vascular Therapeutics Canada, Inc. (collectively VTI); $975,000 of equity securities issued to acquire intellectual property; and, $270,000 of equity securities issued in exchange for services.

At January 31, 2002, the Company had cash and short-term investments of $33.5 million compared to $44.6 million as at January 31, 2001. The decrease in cash resulted mainly from use of cash in operations of $10.8 million for the year ended January 31, 2002 and the acquisition of capital assets of $0.7 million.

Business Risks and Uncertainties

Drug development companies such as GlycoDesign, are faced with a complexity of business risks and uncertainties, particularly those inherent to the development and introduction of new technologies. To the extent possible, management pursues and implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating and general business risks include uncertainty in product development and related clinical trials; the regulatory environment including delays or denial of approvals to market the Company's products; the changing health care environment; the impact of technological change and emergence of competing technologies; the ability to protect GlycoDesign's portfolio of patents and other intellectual property assets; the ability of the Company to manufacture drug substance in large quantities in accordance with applicable regulations; the ability to obtain adequate coverage for potential product liability litigation; the ability of the Company to handle additional demands and requirements of manufacturing and marketing activities as the Company grows; availability of capital to finance continued and new product development; ability to secure a strategic partner; and the reliance on partners for late stage development, marketing and ultimate distribution of the Company's products. In addition, since the Company's products are novel, the rate of adoption and future market penetration is difficult to predict.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Management's Responsibility for Financial Reporting

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. These financial statements are the responsibility of management.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The financial statements include amounts that are based on the best estimates and judgments of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three independent directors. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

External auditors, KPMG LLP, have been appointed by the shareholders to express an opinion as to whether these consolidated financial statements present fairly, in all material respects, GlycoDesign's financial position and operating results of operations and cashflows in accordance with Canadian GAAP.

Directors

The following table sets forth, for each director, the name, position, municipality of residence, principal occupation and the period during which he/she has acted as a director. Each director is elected until the next annual meeting of shareholders or until a successor is elected by shareholders, unless the director resigns or his/her office becomes vacant by removal, death or other cause.

Name and Municipality of Residence	Position with Company or Significant Affiliates and Principal Occupation or Business	Director Since	Number of Common Shares Owned as at April 30, 2003(5)
Jeremy Curnock Cook(4) London, England	Investment Manager and Consultant, Former Managing Director of Rothschild Bioscience Unit	January 17, 2001	Nil
John R. Evans, M.D.(2)(3) Toronto, Ontario	Chair of the Board of Directors of Torstar Corporation and Former Chair of the Board of Alcan Aluminum Limited.	April 12, 2000	Nil
Nancy Harrison(1)(3) North Vancouver, British Columbia	Senior Vice President, Ventures West Management Inc.	May 13, 1998	Nil
Elizabeth Seger(1) Toronto, Ontario	Private Business Consultant, former Vice President, Working Ventures Canadian Fund Inc.	December 1, 1995	Nil
Nelson M. Sims(2)(3)(4) Key Largo, Florida	Corporate Director, Chair of the Board of Directors of GlycoDesign, Retired Executive, Eli Lilly & Company	April 4, 2001	Nil
Michael H. Thomas Toronto, Ontario	President and Chief Executive Officer of GlycoDesign, Former Chief Executive Officer of DSM Pharmaceuticals, Inc.	April 1, 2002	Nil
Willem Wassenaar(1) Toronto, Ontario	President and Founder of Pharmacy.ca, Former President of Ferring Inc. and Sterling Drug Ltd.	March 27, 1997	26,478
Anders Wiklund(2)(4) Bridgewater, New Jersey	Consultant, Wiklund International Inc.	July 29, 1999	Nil

Notes:
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating & Governance Committee
(4) Member of the Merger & Acquisition Committee
(5) As at April 30, 2003 the directors and executive officers of GlycoDesign, as a group, own 62,868 common shares, or 0.52% of the issued and outstanding common shares.

During the last five years, each of the above directors has held the principal occupations identified above or have been engaged in other executive capacities with the companies indicated opposite their names or with one of their respective affiliates.

GlycoDesign has in place an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Merger & Acquisition Committee.

The Audit Committee oversees GlycoDesign's financial reporting process and internal controls, and consults with management, the accounting department and GlycoDesign's independent auditors on matters related to its annual audit and the internal controls, published financial statements, accounting principles and auditing procedures being applied. The Committee also reviews management's evaluation of the auditor's independence and submits to the Board of Directors its recommendations on the appointment of auditors. The current members of the Audit Committee are Dr. Willem Wassenaar (Chair), Elizabeth Seger and Nancy Harrison, none of whom is a member of GlycoDesign's management.

The Compensation Committee oversees executive compensation and administers GlycoDesign's Stock Option Plan. The Committee also consults generally with, and makes recommendations to the Board of Directors on matters concerning compensation, including individual salary rates and other supplemental compensation. The current members of the Compensation Committee are Anders Wiklund (Chair), Dr. John Evans and Nelson Sims, none of whom is a member of GlycoDesign's management.

The Nominating and Governance Committee assesses and evaluates the performance and contribution of individual members of the Board of Directors and the effectiveness of the Board of Directors and its committees. The current members of the Nomination and Governance Committee are Dr. John Evans (Chair), Nancy Harrison and Nelson Sims, none of whom is a member of GlycoDesign's management.

The Merger & Acquisition Committee conducts a complete and broadly based search of potential merger and acquisition candidates based on criteria established by the Board of Directors, with a careful screening of all candidates and submission of recommendations to the Board of Directors. The current members of the Merger & Acquisition Committee are Jeremy Curnock Cook (Chair), Anders Wiklund and Nelson Sims, none of whom is a member of GlycoDesign's management.

Officers

The following table sets forth the name, municipality of residence, position with GlycoDesign and principal occupation of each of the senior officers of GlycoDesign.

Name and Municipality of Residence	***Position with GlycoDesign***
Michael H. Thomas Toronto, Ontario	President and Chief Executive Officer
Brian S.G. Fielding, C.A. Aurora, Ontario	Vice-President Finance, Chief Financial Officer and Secretary
Patricia Griffin, B.Sc., M.Sc. Toronto, Ontario	Vice-President, Business Development
Jack Hirsh, C.M., M.D., F.R.C.P.C. Burlington, Ontario	Vice-President, Cardiovascular Research

GlycoDesign, its directors and executive officers are not now nor have they been within the last 10 years subject to any cease trade orders, bankruptcies, penalties or sanctions.

Executive Compensation

Summary Executive Compensation Table

The following table details compensation information earned during the three years ended January 31, 2003 by the current and former President and Chief Executive Officer and the five other most highly compensated executive officers of GlycoDesign (including 3 former executive officers who were no longer employed by GlycoDesign on January 31, 2003) (together, the "Named Executive Officers").

	Annual Compensation				Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Michael Thomas[1] President & CEO	2003 2002 2001	443,600 - -	77,000 - -	- - -	595,636 - -	- - -	- - -	- - -
Brian S.G. Fielding[2] Vice President Finance & CFO	2003 2002 2001	105,200 - -	45,000 - -	- - -	210,000 - -	- - -	- - -	- - -
Patricia Griffin Vice President Business Development	2003 2002 2001	156,400 150,214 141,667	- 26,250 45,000	- - -	- 25,000 16,667	- -	- -	- -
Dr. Jeremy Carver[3] Former President & CEO	2003 2002 2001	46,500 250,000 196,667	- 38,000 95,000	392,000 - -	- 82,500 -	- - -	- - -	- - -
Dr. Richard Schabas[4] Former Vice President, Medical Affairs	2003 2002 2001	188,900 215,000 66,781	- 38,000 15,000	- - -	- 50,000 70,000	- - -	- - -	- - -
Patrick Michaud[5] Former Vice President Finance & CFO	2003 2002 2001	65,900 170,000 160,000	- 38,000 75,000	175,000 - -	- 50,000 33,334	- - -	- - -	- - -
Dr. Rajan Shah[6] Former Vice President Research Medicinal Chemistry	2003 2002 2001	99,200 160,000 150,000	- 28,000 45,000	160,148 - -	- 25,000 16,667	- - -	- - -	- - -

Notes:

(1) Mr. Thomas joined GlycoDesign on April 1, 2002

(2) Mr. Fielding joined GlycoDesign on June 12, 2002

(3) Dr. Carver resigned in March, 2002

(4) Dr. Schabas resigned in December, 2002.

(5) Mr. Michaud's employment was terminated in June, 2002. Additional severance amounts owing on a change in control not included in above: $184,252.

(6) Dr. Shah's employment was terminated in July, 2002. Additional severance amounts owing on a change in control not included in above: $37,333.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under GlycoDesign's Stock Option Plan or otherwise during the most recently completed financial year to Named Executive Officers. Only one grant of Options/SARs was made to the Named Executive Officers as set out below during the most recently completed financial year.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Michael H. Thomas	595,637	69.2%	$3.50	$3.52	April 2012
Brian S.G. Fielding	210,000	24.4%	$1.41	$1.20	June 2007

Aggregated Option Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of the financial year-end value of unexercised in-the-money options on an aggregated basis for each of the Named Executive Officers who hold options. There were no exercises of stock options by Named Executive Officers during the most recently completed financial year.

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year-End (#)Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/Unexercisable(1)
Michael H. Thomas	0	0	0/595,637	$0 / $0
Brian S.G. Fielding	0	0	0/210,000	$0 / $0
Patricia Griffin	0	0	95,003/16,666	$0 / $0

Notes: (1) As at January 31, 2003, the closing price of GlycoDesign's Common Shares on the Toronto Stock Exchange was $0.50.

Indebtedness of Directors and Officers

No individual who is, or at any time during the most recent completed financial year of GlycoDesign was, a Director, executive Officer or senior Officer of GlycoDesign, nor any proposed nominee for election as a Director of GlycoDesign, nor any associate of any one of them:

(a) is, or at any time since the beginning of the most recent completed financial year of GlycoDesign has been, indebted to GlycoDesign or any of its subsidiaries; or

(b) was indebted to another entity, which such indebtedness is, or was at any time during the most recent completed financial year of GlycoDesign, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by GlycoDesign or any of its subsidiaries.

Stock Option Plan

GlycoDesign maintains a Stock Option Plan. The purpose of the Stock Option Plan is to assist and encourage directors, officers, employees and consultants of the GlycoDesign and its subsidiaries, and such others as may be approved by the board of directors, to work towards and participate in the growth and development of GlycoDesign and its subsidiaries by providing such persons with the opportunity, through stock options, to acquire an ownership interest in GlycoDesign and to assist GlycoDesign in retaining and attracting executives with experience and ability.

Stock options under GlycoDesign's Stock Option Plan are granted by the Board of Directors to executive officers from time to time as a long-term performance incentive. The Board of Directors will take into account the amount and terms of outstanding options and SAR's when determining whether and how many new option grants will be made.

	Date of Grant (yyyy/mm/dd)	Expiry Date (yyyy/mm/dd)	Number of Common Shares Under Option	Exercise Price Per Common Share
(a) Current and Past Executive Officers of GlycoDesign, as a group				
(1 person)	1999/07/30	2004-2006	50,000	$9.00
(1 person)	1997/02/07	2004 – 2005	49,999	$9.00
(2 person)	1997/05/15	2003 - 2009	30,001	$9.00
(1 person)	1998/01/22	2009/05/31	40,001	$9.00
(1 person)	1999/06/16	2004-2005	150,000	$9.00
(2 persons)	1999/12/08	2004 – 2005	33,334	$9.00
(1 person)	2000/01/14	2009/05/31	16,667	$9.00
(1 person)	2000/01/21	2005/01/01	16,667	$9.00
(1 person)	2000/03/23	2009/05/31	16,667	$9.00
(3 persons)	2001/07/27	2005 – 2009	125,000	$7.36
(1 person)	2002/04/01	2003/06/30	595,637	$3.50
(1 person)	2002/06/12	2003/06/30	210,000	$1.41
(b) Current and Past Directors of GlycoDesign who are not listed under (a), as a group				
(1 person)	1998/12/05	2003/12/05	3,334	$9.00
(1 person)	1999/03/20	2004/03/20	8,334	$9.00
(1 person)	1999/12/05	2004/12/05	3,334	$9.00
(1 person)	2000/02/01	2004 to 2005	12,500	$9.00
(1 person)	2000/03/20	2005/03/20	8,334	$9.00
(1 person)	2000/04/12	2006 to 2007	16,667	$9.00
(1 person)	2001/04/01	2007 to 2009	8,334	$9.00
(1 person)	2001/07/01	2006/07/01	4,167	$9.00
(8 persons)	2001/07/27	2006 to 2009	65,654	$7.36
(1 person)	2002/01/16	2007/01/16	13,507	$3.89
(1 person)	2002/04/12	2008 to 2010	8,333	$9.00
(1 person)	2002/05/31	2012/05/31	6,463	$2.04
(c) All other current and past employees of GlycoDesign who are not listed under (a) or (b), as a group				
(1 person)	1996/06/01	2003/05/30	1,667	$4.50
(9 persons)	1997/05/15	2003 to 2005	13,669	$9.00
(10 person)	1998/05/21	2003 to 2006	16,336	$9.00
(1 persons)	1999/07/30	2004 to 2006	28,334	$9.00
(13 persons)	1999/09/05	2003 to 2007	20,239	$9.00

	Date of Grant (yyyy/mm/dd)	Expiry Date (yyyy/mm/dd)	Number of Common Shares Under Option	Exercise Price Per Common Share
(1 person)	2000/02/18	6/30/03	6,667	$9.00
(15 persons)	2000/09/10	2003 to 2008	22,337	$10.95
(7 persons)	2001/01/17	2007 to 2009	9,999	$11.04
(24 persons)	2001/07/27	2003 to 2009	48,738	$7.36
(3 persons)	2002/11/22	2008 to 2010	45,000	$0.40

Notes: The above information includes 42,881 options due to expire May 30, 2003 and 861,336 options due to expire between June 1, 2003 and June 30, 2003

Remuneration of Independent Directors

On April 16, 2002, the Board of Directors approved a new compensation plan for independent directors, which took effect on June 25, 2002, replacing all previous compensation arrangements. Under the new compensation plan, the Chairman of the Board will be entitled to receive an annual retainer (paid quarterly) of US$15,000, and each Independent Director will be entitled to receive an annual retainer (paid quarterly) of US$10,000.

For board meetings attended in person, the Chairman of the Board will receive US$1,500, and independent directors shall receive US$1,000. For board meetings attended by telephone, the Chairman will receive US$750 and all independent directors will receive US$500.

For Committee meetings attended in person not concurrent with Board meetings, the Committee Chairs will receive US$1,500 and other Committee members will receive US$1,000. For Committee meetings concurrent with Board meetings, the Committee Chair will receive US$750 and the other Committee members will receive US$500.

In addition, all independent directors, including the Chairman, will be entitled to receive an annual grant of 10,000 options to vest in equal proportions over a three-year period; expiring ten (10) years from date of grant. On June 25, 2002 and September 4, 2002 the Board of Directors' deferred motions to grant these options, and recommended that a pool be made available to non-executive employees instead.

GlycoDesign paid aggregate remuneration of $313,154 to the directors in their capacities as such during the fiscal year ended January 31, 2003.

In addition to his compensation as a director, Anders Wiklund continued to receive compensation for general consulting services with respect to business development and partnering of US$3,000 per month until September 30th, 2002, thereafter Mr. Wiklund received compensation for the consulting services on a per diem basis at a rate of US$1,500 per day.

In addition to his compensation as a director, Nelson Sims was entitled to receive compensation for general consulting services with respect to business development, partnering and CEO succession planning of US$2,500 per day and US$1,000 per day for each full day of service to be accrued and awarded in the form of common share options.

In the most recent fiscal year Anders Wiklund received US$27,000 ($42,331 in Canadian dollars) and Nelson Sims received US$13,750 ($21,588 in Canadian dollars), and 6,463 options valued at US$8,345 ($13,185 in Canadian dollars) for such consulting services.

GlycoDesign has had no consulting agreements with Directors since July of 2002.

Directors' and Officers' Liability insurance

GlycoDesign has purchased an insurance policy for directors and officers' liabilities in the amount of US$5 million and an excess insurance policy for an additional US$5 million. Premiums paid for these policies were US$84,800 for the year ended January 31, 2003. Deductibles under these policies are US$75,000.

Employment Agreements

GlycoDesign has three executive officers who are retained subject to employment agreements, namely Michael H. Thomas, Brian S.G. Fielding and Patricia A. Griffin. Each of these three executive Officers' employment contracts is for a continuous term.

If GlycoDesign terminates Mr. Thomas without cause, GlycoDesign will pay him 12 months salary, a tax equalization benefit and all eligible stock options held by him will vest and become exercisable immediately.

If within the first year of his employment GlycoDesign terminates Mr. Fielding without cause, the Company will pay him eight months salary (after completion of the first year this is to be augmented by one month per year of employment to a maximum of 15 months severance) and all stock options held by him will vest and become exercisable immediately.

If GlycoDesign terminates Ms. Griffin without cause, GlycoDesign will pay her 12 months salary. On securing alternative employment within the 12 month severance period any unpaid severance is subject to a 50% reduction. In the event that she is involuntarily terminated as a result of a change of control of GlycoDesign, then she will receive, in addition to any unpaid salary and vacation pay, an amount equal to one times her annual salary, an amount equal to the average of the annual bonus paid by GlycoDesign to her in each of the three fiscal years prior to the fiscal year in which the involuntary termination occurs, an amount equal to one times the annual cost to GlycoDesign of all benefits provided to her immediately prior to her involuntary termination and all stock options then held by her will vest immediately on the date of the involuntary termination and expire six years from the date of involuntary termination.

In connection with the uncertainty surrounding the strategic review of alternatives for GlycoDesign, the Board of Directors of GlycoDesign determined that certain key executive officers should be granted retention bonuses payable in connection with any change of control transaction to help ensure the continued operations of the business and their continued leadership and assistance in bringing such a transaction to an orderly and successful conclusion. Mr. Thomas, Mr. Fielding and Ms. Griffin were accordingly granted retention bonuses of $80,000 US, $25,000 and $25,000, respectively. These retention bonuses are payable within six months of a change of control transaction or immediately upon termination following a change of control transaction.

Description of Share Capital

GlycoDesign is authorized to issue an unlimited number of common shares without nominal or par value. The holders of GlycoDesign Shares are entitled to receive notice of and to attend all annual and special meetings of GlycoDesign and to one vote in respect of each GlycoDesign Share held at all such meetings. The holders of GlycoDesign Shares are entitled to receive on a pro rata basis any dividends declared from time to time by the board of directors of GlycoDesign in any financial year. In the event of the liquidation, dissolution or winding-up of GlycoDesign, whether voluntarily or involuntarily, or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, holders of GlycoDesign Shares are, subject to the rights of and any other class of shares entitled to receive the assets of GlycoDesign upon such a distribution in priority to the holders of GlycoDesign Shares, be entitled to participate rateably in any distribution of the assets of GlycoDesign.

Dividend Policy

GlycoDesign has not paid dividends since its inception. GlycoDesign currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

Principal Shareholders

To the knowledge of the directors and executive officers of GlycoDesign, as of the date hereof, the only persons who beneficially own or exercise control or direction over shares carrying more than 10% of the votes attached to all of the GlycoDesign Shares entitled to be voted at the Meeting are as follows:

Name of Shareholder	Number of GlycoDesign Shares	Percentage of Outstanding GlycoDesign Shares
Canadian Medical Discoveries Fund	1,761,436	14.8%

Interest of Management and Others in Material Transactions

None of the present directors, executive officers or principal shareholders of GlycoDesign and no associate or affiliate of any of them has any material interest in any transaction or proposed transaction which has materially affected or will materially affect GlycoDesign except as contemplated by the Merger.

Material Contracts

No material contracts, other than the Merger Agreement and contracts entered into in the ordinary course of business, have been entered into by GlycoDesign within the two year period preceding the date of this document.

Legal Proceedings

GlycoDesign is not a party to any outstanding legal proceedings and the directors of GlycoDesign do not have any knowledge of any contemplated legal proceedings that are material to the business and affairs of GlycoDesign.

Auditors, Transfer Agent and Registrar

The auditors of GlycoDesign are KPMG LLP, Chartered Accountants, Toronto, Ontario. CIBC Mellon Trust Company, at its principal offices in Toronto, Ontario is the registrar and transfer agent for the GlycoDesign Shares.

Material Changes and Other Information Concerning GlycoDesign

Except as described or referred to in this Proxy Circular, GlycoDesign has no information which indicates any material change in the financial position, prospects or affairs of GlycoDesign since the date of the last published financial statements of GlycoDesign. In addition, GlycoDesign has no knowledge of any matter that has not been generally disclosed but which would reasonably be expected to affect the decision of shareholders on how to vote their GlycoDesign Shares.

Risk Factors

In addition to the other information contained in this Proxy Circular, the business of GlycoDesign is subject to a number of risks as outlined below.

Early Stage Development

GlycoDesign is at an early stage of development. It has not completed the development of any commercial therapeutic or diagnostic products and, accordingly, has not begun to market or generate revenues from the commercialization of their therapeutic products. The Company potential products will require significant additional investment in research and development and clinical studies prior to commercialization. Furthermore, it is unknown whether the Company potential products will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or successfully marketed or whether the Company's investment in any such product candidates will be recovered through sales or royalties. There can be no assurance that the Company will meet its objectives with respect to product and partnering milestones. The products or processes currently being developed by the Company are not expected to be commercially available for several years and the Company may encounter unforeseen difficulties or delays in commercializing its products.

Lack of Product Revenues; History of Operating Losses

The Company has not recorded any revenues from the sale of therapeutic products. It has accumulated net losses since inception. Such losses are expected to increase in the near term as the Company continues product development and seek regulatory approval for the sale of their products. Operating losses are expected to be incurred unless and until such time as strategic alliance payments, product sales and royalty payments are sufficient to generate revenues to fund the continuing operations of the Company.

Patents and Proprietary Rights

The Company's success depend, in part, on their ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent the Company's rights. The Company has filed and is actively pursuing patent applications for Canada, the US and other jurisdictions. The patent positions of pharmaceutical and biotechnology firms are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. Consistent policies have not emerged regarding the breadth of biotechnology patent claims that are granted by the US Patent and Trademark Office or enforced by the US Federal courts. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. Thus, there can be no assurance that any of the Company's patent applications will result in the issuance of patents, that the Company will develop additional proprietary products that are patentable, that any patents issued to the Company will provide it with any competitive advantages, that such patents will not be challenged by third parties, that the patents of others will not impede the ability of the Company to do business, or that third parties will not be able to circumvent the Company's patents. Furthermore, there can be no assurance that others will not independently develop products similar to those of the Company or, if patents are issued to the Company, design around the patented products developed by the Company.

A number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect the Company's business. Some of these technologies, applications or patents may conflict with the Company's technologies or patent applications. Such conflict could limit the scope of the patents, if any, that the Company may be able to obtain or result in the denial of the Company's patent applications. In addition, if patents that cover the Company's activities are issued to other companies, there can be no assurance that the Company would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If the Company does not obtain such licenses, it could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited. In addition, the Company could incur substantial costs in defending itself in suits brought against it on patents it might infringe or in filing suits against others to have such patents declared invalid.

Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it, or any licensor, was the first creator of inventions covered by pending patent applications or that it, or such licensor, was the first to file patent applications for such inventions. Moreover, the Company might have to participate in interference proceedings declared by the US Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome were favourable to the Company. There can be no assurance that the Company's patents, if issued, would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents.

To protect its proprietary rights in unpatented trade secrets, the Company's has taken security measures to protect their data, and have instituted a policy of requiring its employees, consultants, advisors and members of its Scientific Advisory Board to execute proprietary information and non-disclosure agreements. These agreements provide that all confidential information developed or made known during the course of an individual's relationship with the Company must be kept confidential, except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for the Company in the event of unauthorized use or disclosure of confidential information, nor can there be any assurance that these agreements will not conflict with, or be subject to, the rights of third parties with whom individuals executing the agreements have prior employment or consulting relationships. Further, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to the Company's trade secrets.

Dependence on Collaborative Partners, Licensees, and Others

The Company's strategies for the research, development, clinical testing, manufacturing and commercialization of certain of its products requires arrangements with corporate and university collaborators, licensors, marketing partners, licensees, consultants and others, and is dependent upon the subsequent success of these outside parties in performing their responsibilities. Although the Company believes parties to such arrangements would have an economic motivation to perform their contractual responsibilities, the amount and timing of resources devoted to these activities may not be within the control of the Company. In addition, there can be no assurance that collaborators will not pursue alternative technologies as a means of developing treatments for the diseases targeted by these collaborative arrangements, or that its collaborative arrangements will be successful.

Government Regulations

Securing regulatory approval for the marketing of therapeutic drugs by the TPP in Canada and the FDA in the US is a long and expensive process which can delay product development, approval and marketing. These regulatory authorities impose substantial requirements on the introduction of biological and pharmaceutical products through detailed laboratory, pre-clinical and clinical testing and other costly and time-consuming procedures.

Satisfaction of these requirements typically takes many years, varies substantially based on the type, complexity and novelty of the biological or pharmaceutical products, and is subject to significant uncertainty. Government regulation also affects the manufacture and marketing of such products. Pre-clinical studies of the Company's product development candidates are subject to good laboratory practices and the manufacture of any products developed by the Company will be subject to good manufacturing practices requirements by the FDA and TPP, as applicable.

Failure to comply with applicable regulatory requirements can, among other things, result in fines, suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. FDA or TPP policy may change and additional government regulations may be established that could prevent or delay regulatory approval of the Company's potential products. In addition, a marketed drug and its manufacturer are subject to continual review and subsequent discovery of previously unknown problems with a product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market and withdrawal of the right to manufacture the product. In addition, many academic institutions and companies doing research in similar fields are using a variety of approaches and technologies similar to the Company's technologies. Any adverse results obtained by such researchers in pre-clinical studies or clinical trials could adversely affect the regulatory environment for the Company's products in general, possibly leading to delays in the approval process for the Company's potential products. All of the foregoing regulatory matters will also be applicable to development, manufacturing and marketing undertaken by any collaborative partners or licensees of the Company.

Hazardous Materials; Environmental Matters

The Company's discovery and development processes involve the controlled use of hazardous and radioactive materials. The Company is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that their safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company is not specifically insured with respect to this liability. Although the Company believes that they are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material capital expenditures for environmental control facilities in the near-term, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Company will not be materially adversely affected by current or future environmental laws or regulations.

Reliance on Key Personnel and Consultants

There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company. Recruiting and retaining qualified personnel, collaborators, advisors and consultants will be critical to the Company's success in order to manage its growth effectively. There is intense competition for such qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to continue to attract and retain such personnel.

Competition and Rapid Technological Change

The primary competitive factors in biotechnology are the ability to create and maintain scientifically advanced technology, to attract and maintain personnel, and to have available adequate financial resources to maintain the Company through their research, development and commercialization of technology stages. Numerous pharmaceutical, biotechnology and medical companies and academic and research institutions in North America and elsewhere are engaged in the discovery, development, marketing and sale of products for the treatment of cancer, inflammation and cardiovascular diseases. These include surgical approaches, new pharmaceutical products and new biotechnology-derived products. A number of pharmaceutical companies are developing new products for the treatment of the same diseases being targeted by the Company. In some circumstances, the Company's competitors already have products in clinical trials. In addition, certain pharmaceutical companies are currently marketing drugs for the treatment of the same diseases being targeted by the Company, and may also be developing new drugs to address these disorders.

Companies that complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before their competitors may achieve a significant competitive advantage. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. There can be no assurance that developments by others will not render the Company's products or technologies non-competitive or that the Company will be able to keep pace with technological developments. The Company's competitors may have developed or may be developing technologies, which may be the basis for competitive products.

Some of these products may prove to be more effective and less costly than the products developed or being developed by the Company. Moreover, alternate forms of medical treatment may be competitive with the Company's products.

Potential Product Liability

The Company is subject to the risk of exposure to product liability claims in the event that the use of their products results in adverse effects during testing or commercial sale. The Company does maintain clinical study liability insurance but do not maintain product liability insurance. There can be no assurance that the Company will be able to obtain product liability insurance coverage at economically reasonable rates, or that such insurance will provide adequate coverage against all possible claims. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products. A product liability claim brought against the Company or a product withdrawal could have a material adverse effect upon the Company and its financial condition.

Additional Financing Requirements and Access to Capital

Since its incorporation, the Company has raised significant net proceeds from the sale of their equity securities by way of private financing, the exercise of warrants and through the issue of its equity securities in connection with acquisitions. The Company anticipates ongoing requirements for funds to support additional research and development, planned clinical trials, regulatory approvals and business development to identify prospective licensees. The Company may seek to obtain additional funds for these purposes through public or private equity or debt financing, collaborative arrangements with pharmaceutical companies and/or other sources.

There can be no assurance that additional funding will be available at all or on acceptable terms to permit successful commercialization of the Company's products and there can be no assurance that the Company will earn research payments, milestone and success payments and royalties necessary to support the continuing operations of the Company.

Status of Healthcare Reimbursement

The Company's ability to commercialize products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payers in the United States are increasingly challenging the price of medical products and services, and it is anticipated that new federal or state legislation will be proposed to attempt to provide broader and better health care and to manage and contain its cost. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available to establish price levels sufficient for the Company to realize an appropriate return.

INFORMATION CONCERNING INFLAZYME

Background of Inflazyme

Inflazyme Pharmaceuticals Ltd. ("Inflazyme") commenced its current business in late 1993. Inflazyme was incorporated on April 2, 1980 under the *BC Act* and Inflazyme's memorandum was amended to change its name to the present name on December 6, 1993. Inflazyme's wholly-owned subsidiaries, Inflazyme Pharmaceuticals Canada Inc. and 4149751 Canada Inc., were incorporated on November 6, 1992 and February 28, 2003, respectively, under the *CBCA*.

Inflazyme's facilities are located at Suite 425, 5600 Parkwood Way, Richmond, British Columbia, V6V 2M2. The registered and records office of Inflazyme is Suite 800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 3P3. The memorandum and articles of Inflazyme have been amended several times to set out rights and restrictions to various share capital structures. The most recent material amendment to the memorandum and articles occurred at a special meeting of Inflazyme held April 6, 1999 at which time Inflazyme's authorized share capital was altered to consist of 150 million shares divided into 100 million Common Shares without par value and 50 million Class A Preference Shares with a par value of $1.00 per share. Of the 50 million Class A Preference Shares, 30 million have been designated as Series 1.

Business of Inflazyme

Inflazyme Pharmaceuticals Ltd., through its wholly-owned subsidiary Inflazyme Pharmaceuticals Canada Inc., is a biopharmaceutical company focused on the discovery, development and commercialization of novel therapeutics to treat serious inflammatory and immunological diseases such as asthma, allergies, inflammatory bowel disease, psoriasis and rheumatoid arthritis. Inflazyme's research is generally focused on the discovery of novel small molecules from nature around which it develops a pipeline of potential therapeutic drug development programs. Inflazyme's current business strategy is to develop products to early stage clinical trials and partner with major pharmaceutical companies to complete development and commercialization of products for specific diseases. Inflazyme has discovered several novel compounds that have demonstrated promising anti-inflammatory activity in human clinical trials and pre-clinical studies.

Core Technology

Inflazyme's current core technology is based on novel, small-molecule product platforms. Inflazyme's lead clinical product candidates have been developed from a novel series of leukocyte selective anti-inflammatory drugs (LSAIDs™), from which it may be possible to derive a wide range of new therapies for inflammatory diseases. Inflazyme's new drug discovery program is focused on the identification of novel pharmacophores from natural sources, which form the foundation for synthetic and medicinal chemistry based product platforms.

In addition to Inflazyme's principal products currently under development summarized in the table below, Inflazyme will continue to seek to identify other compounds for use in the treatment of inflammatory and immunological diseases.

Lead Compound or Product Platform		Target & Potential Target Indications	Development Status	Commercialization Rights
LSAIDs™				
IPL512,602	▪	Asthma	Phase IIa	Aventis(1)
IPL576,092	▪ ▪	Dermal Inflammatory Diseases Ocular Inflammation	Phase IIa complete for respiratory. In pre-clinical for other areas	Inflazyme
IPL550,260	▪	Non-respiratory Inflammatory Disease	Phase Ib complete	Inflazyme(2)
IPL12 Series	▪	Respiratory Inflammation	Pre-clinical	Aventis(1)
IPL99 Series	▪	Inflammatory Disease	Research	Inflazyme
PDE Inhibitors				
IPL 455,903	▪	Learning and Memory	Pre-clinical	Helicon(3)
IPL4 Series	▪	Inflammatory Disease	Research	Inflazyme
H_1/NK_1 Dual Antagonists	▪	Allergic Rhinitis	Lead Selection	Aventis(4)

Notes:

(1) Aventis Pharmaceuticals Inc. (formerly Hoechst Marion Roussel, Inc.) ("Aventis Pharma") have an option to license two compounds from those LSAIDs™ included in the respiratory disease collaboration. IPL512,602 is the collaboration's lead oral candidate for asthma. A second compound is to be selected from the IPL12 series. See "Corporate Partnerships and License Agreements – Collaboration with Aventis Pharmaceuticals Inc."

(2) Under the License and Research Collaboration Agreement with Aventis Pharma, Inflazyme has agreed not to compete in the field of asthma and respiratory disease with any compound having the same mode of action as the compound selected by Aventis Pharma for late stage development (Phase IIb). See "Information Concerning Inflazyme - Corporate Partnerships and License Agreements – Collaboration with Aventis Pharmaceuticals Inc.".

(3) Inflazyme has granted an option to Helicon Therapeutics, Inc. to develop in disorders of learning and memory. See "Information Concerning Inflazyme - Corporate Partnerships and License Agreements – Other Arrangements".

(4) See "Information Concerning Inflazyme - Corporate Partnerships and License Agreements – Collaboration with Aventis Pharmaceuticals Inc."

LSAIDs™

Inflazyme has chosen the term LSAIDs™ (Leukocyte Selective Anti-Inflammatory Drugs) to represent a new class of anti-inflammatory compounds discovered and developed by its researchers. LSAIDs™ selectively suppress the inappropriate migration of leukocytes from the blood to the sites of chronic inflammation. Inflazyme has to date developed three separate, chemically distinct, series of LSAIDs™, the IPL5 series, IPL12 series and IPL99 series. Inflazyme has to date advanced three distinct LSAIDs™ from the IPL5 series into early human clinical development: IPL512,602; IPL550,260; and IPL576,092.

Inflazyme's patent portfolio related to the LSAIDs™ consists of issued patents and filed patent applications. IPL576,092 is included in a US issued patent (the patent is pending in other jurisdictions), while IPL512,602 and IPL550,260 are included in a separate patent application filed by Inflazyme.

IPL576,092, was the first LSAID™ studied in a human model of asthma. This was a Phase II allergen challenge study in which IPL576,092 demonstrated beneficial activity in human airways that are compromised. Inflazyme and Aventis Pharma believe that this study supports the further development of LSAIDs™ in asthma. To date all three LSAIDs™ in clinical development have been shown to be generally safe and well tolerated following oral administration to humans in clinical studies.

Based on a comparative review of its LSAIDs™ in clinical development, Inflazyme believes that the 2nd generation LSAIDs™, IPL512,602 and IPL550,260 have a superior profile to IPL576,092 as an oral compound.

Consequently Inflazyme, in collaboration with its partner Aventis Pharma, has opted to advance IPL512,602 as the lead oral therapy for asthma under the License and Research Collaboration Agreement. IPL512,602 is expected to enter a Phase IIa asthma study in the first half of calendar 2003. (See "Information Concerning Inflazyme - Corporate Partnerships and License Agreement - Collaboration with Aventis Pharmaceuticals Inc."). Inflazyme retains all rights to IPL550,260 other than a restriction as a non-compete with Aventis in respiratory disease.

Respiratory Collaboration with Aventis Pharma

On May 14, 1999 Inflazyme entered into a License and Research Collaboration Agreement with Aventis Pharma, a world leader in pharmaceutical healthcare, to collaborate on the development of Inflazyme's first generation LSAIDs™ (compounds included in the 6,7 – Oxygenated Steroids Patent, See "Information Concerning Inflazyme - Intellectual Property – Patents") for asthma and Aventis Pharma's H_1/NK_1 dual antagonists for allergies.

In a letter amendment to the original agreement dated January 12, 2001, Aventis Pharma was given the right to include one of IPL550,260 or IPL512,602, as a potential additional compound in the respiratory collaboration in exchange for Aventis Pharma contributing to the pre-clinical development and manufacturing of cGMP material for both compounds. The parties agreed that all rights to the compound not included in the collaboration, would remain with Inflazyme. Following substantial completion of each parties' activities, Aventis Pharma elected to include IPL512,602 in the collaboration. In April 2002 Inflazyme and Aventis Pharma decided to advance IPL512,602 as the lead candidate under the collaboration as an oral therapy for asthma.

The original agreement was further amended on November 20, 2002. Under this amendment Aventis Pharma agreed to supply and fund the clinical resources required to conduct the development program for IPL512,602 in asthma and to commence pre-clinical studies on a new indication of allergic rhinitis. Inflazyme agreed to add into the respiratory collaboration a second compound, from the IPL12 program.

To date, Inflazyme has received an up-front fee of $1.46 million (US$1 million) and an equity investment of $22 million (US$15 million) in the form of Class A Preferred Shares, Series 1. Also Aventis Pharma, at its discretion, has contributed resources for which Inflazyme would have otherwise incurred significant expense. Future milestone payments of up to US$90 million and low double-digit royalties on product sales are contingent on successful completion of certain development and commercialization milestones related to the LSAIDs™ included in the collaboration. The first milestone payment of US$10 million is due on the first of either the asthma or the allergic rhinitis programs to successfully complete a defined Phase IIa study. Another US$35 million in milestone payments is due to Inflazyme if the LSAID™ that successfully completes a Phase IIa study is successfully developed through to commercialization. Further milestone payments of up to US$45 million is due to Inflazyme if the second compound is developed concurrently through to commercialization.

Inflazyme is responsible for the IND regulatory filing for IPL512,602 and the identification of a second lead compound from the IPL12 series. Aventis Pharma is responsible for all future development costs related to IPL512,602 and for all development costs for the IPL 12 second compound if selected by Aventis Pharma.

Under the original collaboration agreement Inflazyme was responsible for the development of one H_1/NK_1 dual antagonist for allergies through Phase IIa. Upon completion of a Phase IIa study by one H_1/NK_1 dual antagonist in allergies, Aventis Pharma must make a milestone payment to Inflazyme if it chooses to advance the compound beyond Phase IIa. Additional milestone payments and low double-digit royalties on product sales are contingent on successful completion of certain development and commercialization milestones. Contingent milestone payments related to the H_1/NK_1 program total US$35 million.

Inflazyme has not yet identified an H_1/NK_1 molecule of sufficient molecular size to allow for oral administration and further research is required to identify a lead candidate.

Aventis Pharma has a right of first refusal on Inflazyme compounds included in the collaboration (compounds in the 6,7 Oxygenated Steroids Patent, IPL512,602 and a compound to be selected from the IPL12 program) which may have utility in respiratory indications.

IPL512,602

IPL512,602, a second generation LSAID™, is being developed for asthma in collaboration with Aventis Pharma. IPL512,602 has completed Phase I clinical development and is expected to enter a Phase IIa asthma trial in the first half of calendar year 2003. In pre-clinical models of asthma IPL512,602 has a similar pharmacological profile to other LSAIDs™, but is structurally distinct. In administration of IPL512,602 orally or intravenously in pre-clinical models of asthma, IPL512,602 blocks the early and late asthmatic response to allergen, inhibits the accumulation of leukocytes in the lung tissue and lung lavage fluid in response to allergen challenge, and blocks airway hyperresponsiveness. Pre-clinical data indicates that IPL512,602 may be up to ten times more potent than IPL576,092 in this respect. These results support the clinical development of this compound for the prophylactic treatment of asthma.

In Phase I human clinical trials, IPL512,602 was found to be safe and well tolerated when administered as a single dose up to 2mg/kg and up to 20mg per day for ten consecutive days in healthy volunteers. The pharmacokinetic (Pk) profile of IPL512,602 was significantly better than that of the first generation compound IPL576,092. An IND was opened with the FDA for IPL512,602 in January 2003 in support of the pilot food effect study. The pilot food effect study showed bioavailability would not be affected if the drug was taken with food or in a fasted state. A Phase IIa placebo controlled clinical trial will commence in the first half of calendar 2003 in approximately 20 centres in the US. This study will be in mild to moderate asthmatic patients who will receive the drug for 12 weeks. It is anticipated that the study will take 12 months to complete.

As part of the expanded Aventis Pharma collaboration, effective November 20, 2002, Aventis Pharma were granted the right to investigate IPL512,602 for a new indication of allergic rhinitis. Pre-clinical investigations are ongoing and the commencement of future clinical trials will be at a time yet to be determined by Aventis Pharma.

IPL550,260

IPL550,260 is a further second generation LSAID™ which has completed Phase I clinical development. Inflazyme is free to develop and commercialize this compound in any indication, except for respiratory disease, where a non-compete with Aventis applies. This compound is structurally distinct from IPL512,602 but has demonstrated similar pharmacological activity in pre-clinical respiratory disease models. In pre-clinical non-respiratory disease models, IPL550,260 demonstrates different and broader pharmacological activity than IPL512,602.

Inflazyme continues to investigate IPL550,260 in non-respiratory pre-clinical models. To date, IPL550,260 has been shown to inhibit inflammatory cell influx in bacterial antigen stimulated peritonitis models. It decreases T-cell mediated hypersensitivity reactions in pre-clinical models. It decreases macrophage and microglia accumulation and activation in pre-clinical, delayed-type hypersensitivity models of neuroinflammation as well as inhibiting T-cell accumulation in an acute brain inflammation model. IPL550,260 did not show activity in pre-clinical models of autoimmune encephalomyelitis, rheumatoid arthritis or colitis. Pre-clinical studies in other non-respiratory indications are ongoing.

IPL550,260 was considered generally safe and well tolerated when administered as a single oral dose up to 2 mg/kg, and up to 15 mg for 10 consecutive days in healthy volunteers.

To date Inflazyme has received approximately 2 kg of cGMP IPL550,260. Inflazyme believes it has sufficient cGMP material on-hand to complete a Phase IIa clinical study, subject to identification of an appropriate non-respiratory indication and continued acceptable results from on-going stability studies.

Inflazyme expects to select an indication for IPL550,260 upon completion of its pre-clinical investigations during calendar 2003.

IPL576,092

The first LSAID™ advanced by Inflazyme into early human clinical trials for asthma was IPL576,092. In pre-clinical models of asthma, administration of IPL576,092 orally or by inhalation inhibits the early and late phase asthmatic reaction, airways hyperresponsiveness and inflammatory cell accumulation in response to allergen challenge.

In April 2002, this compound completed a proof of concept Phase II allergen challenge study in 35 mild asthmatic patients. These patients were separated into low dose (n=17) and high dose groups (n=18). The results of the study demonstrated that the compound has beneficial activity in human airways that are compromised. IPL576,092, when administered orally, caused a statistically significant ($P<0.05$) improvement (ca. 50%) in airway hyperresponsiveness to histamine relative to placebo, and a strong trend ($p=0.06$) towards a reduction in the percent eosinophilia in induced airway sputum by 25%, and a significant ($P=0.036$) reduction in eosinophil numbers by 40%. IPL576,092 only demonstrated a 14% improvement in the late phase bronchoconstriction response, compared to placebo, which did not reach statistical significance ($P=0.13$). However, certain patients failed to register an adequate reduction in lung function when challenged with the allergen. Analysis of a sub-population of patients from the high dose group (n=12) who had at least a 20% reduction in the late phase bronchoconstriction response after placebo, showed a greater improvement (18%) after IPL576,092, and a significant ($P=0.011$) reduction in percent eosinophils.

In human clinical studies to date, IP1576,092 has been safe and well tolerated. Inflazyme and Aventis believe that the results of IPL576,092 in the allergen challenge study in asthmatic patients support the further development of the LSAIDs™ in asthma. Based on the information obtained from the pre-clinical LSAID™ program, Inflazyme and Aventis have decided to advance the second generation LSAID™ IPL512,602 as the lead development compound in asthma.

Inflazyme intends to seek a partner to collaborate on the development of potential ophthalmic and topical formulations of IPL576,092 for use in certain ocular and dermatological inflammatory conditions. Inflazyme believes it has sufficient cGMP material to support this development through Phase IIa.

IPL12 Series

The IPL12 series are new LSAIDs™ structurally distinct from the earlier IPL5 series molecules. The goal has been to develop new compounds that are as active in models of respiratory inflammation as those in the IPL5 series, but with a different chemical structure that may offer further treatment diversity. Inflazyme is working to provide Aventis with a lead molecule from this series by mid year 2003, which Aventis will develop as a potential second respiratory product.

IPL99 Series

The IPL99 series are further new LSAIDs™ again structurally distinct from both the IPL5 and IPL12 series LSAIDs™. The focus of the program is to develop a number of compounds with different leukocyte selectivity, suitable for a broad range of inflammatory diseases, such as rheumatoid arthritis, atherosclerosis, inflammatory bowel disease, etc. A number of compounds are currently at the research stage.

See "Information Concerning Inflazyme - Technology, Research and Product Development" and "Information Concerning Inflazyme - Risk Factors".

H_1/NK_1 Dual Antagonists

H_1/NK_1 dual antagonists are a combination of an anti-histamine (H_1) with an anti-inflammatory (NK_1). The H_1/NK_1 dual antagonists have been licensed to Inflazyme from Aventis Pharma. In pre-clinical studies, antagonism of histamine at H_1 receptors alleviates some symptoms of the immediate allergic hypersensitivity responses, while blockade of sensory neuropeptides at NK_1 receptors blunts the inflammatory responses.

Inflazyme has not yet identified an H_1/NK_1 molecule of sufficient molecular size to allow for oral administration and further research is required to identify a lead candidate.

PDE Inhibitors

Inflazyme is conducting research and pre-clinical activities on a novel group of compounds that inhibit members of the phosphodiesterase enzyme family. Inflazyme to date has focused on the PDE4 and PDE7 enzyme families which are implicated in the regulation of inflammatory and immune cell function. PDE inhibitors are expected to have utility in treating inflammatory conditions such as asthma, inflammatory bowel disease, rheumatoid arthritis, multiple sclerosis and neurological inflammation.

Inflazyme has developed a series of selective PDE4 inhibitors that appear to lack the emetic activity that has confounded development of this class of therapeutic agents. A number of these PDE4 inhibitors were studied in models of learning and memory, and demonstrated beneficial effects. Based on these results, Helicon has licensed one of these compounds, IPL455,903 for the treatment of cognitive dysfunction. Helicon plans to conduct pre-clinical studies and synthetic process development activities prior to initiating clinical development trials expected in 2004. Inflazyme is pursuing further selective PDE4 inhibitors for other CNS disorders.

In addition, Inflazyme has a series of selective PDE7 inhibitors and mixed PDE4/PDE7 inhibitors to modulate immune function. In fiscal 2003, Inflazyme will continue to give priority to the PDE4 inhibitors showing CNS activity, with a view to identifying further lead compounds.

See "Information Concerning Inflazyme - Corporate Partnerships and License Agreements – Other Arrangements – Research and Development Agreement with Helicon Therapeutics, Inc.".

Business Strategy

Inflazyme's goal is to establish itself as a leader in the field of anti-inflammatory therapeutics. Inflazyme will seek to develop a broad pipeline of biopharmaceutical products for the treatment of serious inflammatory diseases such as asthma, allergies, inflammatory bowel disease, psoriasis, rheumatoid arthritis and neurological inflammation. Inflazyme's strategy is to:

Validate Technology – Inflazyme will initially seek to validate its technology through *in vitro* and *in vivo* pre-clinical research, and subsequently to demonstrate safety and efficacy in human clinical trials. Inflazyme intends to use partnerships with major biopharmaceutical and pharmaceutical companies to further validate its technology.

Develop a Broad Product Pipeline – Inflazyme will seek to develop a broad pipeline of potential anti-inflammatory and immunological therapeutics to meet unmet medical needs. Inflazyme will work to expand its scientific pipeline and drug development portfolio through in-house drug discovery, in-licensing of selected products or technologies (to which Inflazyme can apply its in-house development expertise) and potentially, through acquisitions. Inflazyme will consider in-licensing of both early and later stage technologies on a case-by-case basis.

Form Strategic Partnerships – Inflazyme will seek to work with partners that have significant clinical development and marketing resources. Inflazyme's current business strategy is to initially develop products to early stage clinical trials and partner with major pharmaceutical companies to complete development and commercialization of products for specific diseases. Inflazyme believes that this partnering strategy will enable it to reduce its cash requirements while developing a large and diversified potential product portfolio.

Secure Financial Resources – In the near term, Inflazyme expects to fund its operations through equity capital and strategic partnerships. Inflazyme will seek to become profitable through revenues generated by licensing fees, sponsored research, milestone payments, royalties and, potentially, product sales.

Expand Infrastructure – In the longer term, Inflazyme will endeavour to develop an infrastructure that will enable Inflazyme to retain its products to a later stage of clinical development in order to create additional value for its shareholders.

See "Information Concerning Inflazyme - Risk Factors".

Markets for Inflazyme's Products

Biopharmaceuticals are a growth segment within the pharmaceutical industry. The development and commercialization of new therapeutics to treat inflammatory diseases and immunological disorders are an important focus of the pharmaceutical industry.

Inflammation is the sequence of events initiated by the body's immune system in response to many types of damage, both physical and biological, including immunological reactions, trauma, entry of foreign material and microbial infection. Under normal circumstances, the process of inflammation is an important aspect of the body's natural defense process. Chronic inflammation results when the body's internal regulation of the immune system fails to turn-off the inflammation process or when the inflammation process results in an inappropriate immunological assault on the body's own tissue.

This aberrant inflammatory process results in the inappropriate infiltration of white blood cells, or leukocytes, into the inflamed tissue. Inflazyme's LSAIDs™ selectively suppress the recruitment and infiltration of leukocytes into the affected tissue thereby diminishing chronic inflammatory response.

Chronic inflammation requires medical intervention and, if left untreated, will result in damage to surrounding tissue and further medical complications. Inflammation is associated with chronic debilitating conditions including asthma, allergies such as allergic rhinitis, inflammatory bowel disease, psoriasis and rheumatoid arthritis. There is also evidence in academic literature that inflammation plays a role in other diseases such as cancer, atherosclerosis and certain neurological conditions such as multiple sclerosis and Alzheimer's disease.

Set out below is a chart showing the North American and worldwide market for pharmaceutical sales of products for the treatment of chronic inflammatory diseases:

Target Market	2001 Inflammatory Disease Market ($US)[1]	
	Worldwide	North America
Rheumatoid Arthritis	$ 12.2 Billion	$ 7.4 Billion
Asthma	$ 11.7 Billion	$ 5.7 Billion
Allergic Rhinitis	$ 6.6 Billion	$ 4.6 Billion
Ocular Allergy	$ 1.9 Billion	$ 1.0 Billion
Inflammatory Bowel Disease	$ 1.2 Billion	$ 570 Million
Multiple Sclerosis	$ 926 Million	$ 509 Million
Psoriasis	$ 605 Million	$ 324 Million
Topical Allergy	$ 420 Million	$ 200 Million

[1]Source – IMS Health, Inc.

The markets for the above indications and a number of potential areas of research are described below.

Rheumatoid Arthritis

Rheumatoid arthritis (RA) is a debilitating, chronic inflammatory disease affecting 1% to 2% of the world's population. The disease is characterized by pain, swelling and stiffness in the joints and associated tissues and can also result in damage to other organs such as the lungs and the kidneys. Patients with advanced rheumatoid arthritis have a mortality rate greater than some forms of cancer and, as a result, treatment regimes have shifted towards aggressive early drug therapy designed to reduce the probability of irreversible joint damage.

The American College of Rheumatology has recommended immediate initiation of disease modifying antirheumatic drug therapy for any patient with an established diagnosis and ongoing symptoms. Anticancer drugs have become the primary therapy for the vast majority of RA patients with methotrexate (originally approved as an anticancer drug) being the drug of choice for 60% to 70% of rheumatologists. The severity of the disease often warrants indefinite weekly treatments with this and other anticancer drugs used alone or in combination with other therapies.

According to the literature on inflammatory diseases, rheumatoid arthritis is one of the most widespread chronic inflammatory diseases in the developed world. rheumatoid arthritis can occur at any age, but it is estimated that 80% of patients develop symptoms between the ages of 35 and 50. In North America, the disease affects over 2.1 million people and the market in 2001 for rheumatoid arthritis treatments exceeded US$7.4 billion. The estimated 2001 world disease-modifying antirheumatic drug market (DMARD) is estimated at approximately US$1.2 billion. Inflazyme believes that disease-modifying agents provide a major market opportunity in rheumatoid arthritis, a market which is projected to expand at an annual rate of 14.5%.

Asthma

Asthma is an inflammatory disease affecting the lungs and is characterized by bronchial hyperresponsiveness to external stimuli, particularly allergens such as pollen, smoke, house dust mites, mold spores and animal dander. Stimulus by an allergen results in a reflex narrowing of the airways (bronchial constriction) and inflammation of the lung tissue evidenced by leukocyte (principally eosinophil and lymphocytes) accumulation in the airways. Patients experience wheezing, shortness of breath and a dry cough.

Asthma is one of the leading chronic conditions in North America. According to published studies, asthma affects an estimated 5% - 7% of the population in North America and up to 10% of children and is one of the fastest growing of all diseases. An asthma attack can result in conditions ranging from mild wheezing to death. An estimated 5,000 deaths in the US are attributable to asthma each year.

The asthmatic response is characterized by an early bronchoconstriction reaction due to release of pre-formed mediators such as histamine, prostaglandins, and leukotrienes. This is followed by a late-phase asthmatic reaction that occurs generally within six to eight hours. The late-phase reaction is believed to be caused largely by newly synthesized mediators and cytokines produced by eosinophils and macrophages that have infiltrated the lungs in response to chemokines produced in the lungs.

The main treatments of asthma are inhaled beta 2-agonists to relieve bronchoconstriction and inhaled glucocorticoids to treat the underlying inflammation and reduce the hyper-responsiveness to allergens. A recognized problem with inhaled therapies is that patients may have difficulty operating the inhalation devices required to administer the drug. Consequently, adequate quantities of the drug may not reach the bronchial airways, which may reduce the effectiveness of the therapy. Additional therapies include cromolyns, anticholinergics, xanthines and leukotriene inhibitors.

In the case of glucocorticoids, "topical application" by inhalation is the method of choice to minimize the amount of drug reaching and affecting other body tissues. However, some systemic absorption does arise due to the drug entering the blood stream from the inflamed lung tissue, from the mucosa of the mouth and throat and from inadvertent swallowing on administration. Toxicity associated with the long term effects of chronic glucocorticoid use (such as stunting of growth in children, osteoporosis, increased susceptibility to infection etc.) is of concern. The use of oral glucocorticoids is limited to acute treatment of severe attacks not responding to other therapy because of the greater toxicity seen with systemic usage.

The following table sets out the worldwide market for asthma therapies:

Asthma Therapy	2001 Worldwide Market (US Millions)[1]
Inhaled Corticosteroids (glucocorticoids)	$3,204
Inhaled β_2-agonists	2,713
Leukotriene inhibitors	1,631
Inhaled Combination Therapy (β_2-agonist + glucocorticoid)	1,307
Anticholinergics	1,122
Xanthines	579
Cromolyns	572
Other (includes combinations of above)	560
Total	$11,688

[1]Source - IMS Health, Inc.

Allergic Rhinitis

Allergic rhinitis (hay fever) is a prevalent allergy, affecting an estimated 40 million people in North America. It is most often triggered by exposure to pollens from grasses, weeds and trees and is most prevalent in the spring and fall seasons. Allergic rhinitis sufferers may experience a variety of symptoms including sneezing, itching, and tickling of the nose, runny or stuffy nose and watery or itchy eyes. Scientific literature suggests that there may be a strong link between allergic rhinitis and the severity of asthma.

There are many ways of treating allergies, and each person's treatment must be individualized based on the frequency, severity and duration of symptoms and on the degree of allergic sensitivity. The symptoms of allergic rhinitis can be treated with antihistamines, decongestants, immunotherapy, atropine, cromolyn and glucocorticoids. Treatments are available in many forms, including tablets, nasal sprays, eye drops and liquids. In 2001, the total market for antihistamines for the treatment of allergies in North America exceeded US$4.6 billion.

In general, allergy treatments relieve symptoms but do not treat the underlying disease. Antihistamines are the most commonly used treatment for allergic rhinitis. These medications counter the effects of histamine, which is released within the body when an allergic reaction takes place. Antihistamines do not cure the disease, but rather help relieve symptoms associated with allergies. Decongestants help relieve the stuffiness and pressure caused by allergic, swollen nasal tissue. However, decongestants alone do not counter the itchiness associated with allergies and therefore are often prescribed in combination with antihistamines.

Side effects associated with standard allergy therapies are generally mild, but can be severe in some cases. The most frequently encountered side effect associated with antihistamines is drowsiness, but other side effects including restlessness, nervousness and over excitability have been documented. In addition, decongestants may cause insomnia.

Ocular Allergies

Ocular allergy symptoms include itchy, watery eyes often accompanied by redness. Most ocular allergy sufferers self-diagnose their conditions and initially rely on over-the-counter (OTC) medications for relief. For those who experience no relief from OTC drugs, a prescription ocular allergy regimen may be prescribed.

OTC irrigants and anti-histamines are generally used as a first line treatment. Prescription drugs include the histamine blockers and mast cell stabilizers. In severe cases, corticosteroids can be used, but only in mild doses and for short periods.

Approximately 20 million people in the US seek treatment for ocular allergies each year. The worldwide market was estimated at US$1.9 billion in 2001.

Inflammatory Bowel Disease

Inflammatory bowel disease (IBD) is a chronic inflammatory condition of the gastro-intestinal tract that includes ulcerative colitis and Crohn's disease. The cause(s) are unknown. The most common symptoms are abdominal pain, diarrhea, weight loss, fever and rectal bleeding. It is estimated that over one million people in North America suffer from this disease. In Crohn's disease, inflammation affects the full thickness of the bowel wall and it can be found in any part of the digestive tract, from mouth to anus, but most commonly it affects the lower end of the small intestine (ileum) and the large intestine (colon). Crohn's colitis is the name sometimes used to describe Crohn's disease when it involves the colon, but not the ileum.

In ulcerative colitis, inflammation affects the inner lining of the colon and rectum. When only the rectum is involved it is sometimes referred to as proctitis. In a few individuals, it can be difficult to diagnose whether they have Crohn's disease or ulcerative colitis. It is then referred to as indeterminate colitis.

Current treatments include corticosteroids and various other anti-inflammatory, immunosuppressive and antibiotic medications that help control the effects of IBD. In 2001, the worldwide market for the treatment of IBD approximated US$1.2 billion. Other medications are sometimes used and may help alleviate the symptoms. However, treatment will depend on the location, extent and severity of the disease. Some medications may need to be continued to be taken by people with IBD even when the disease is not active.

Multiple Sclerosis

Multiple sclerosis (MS) is a chronic inflammatory and progressive disease, with debilitating neurological symptoms occurring over a period of several years. There are different forms of the disease including relapse remitting, secondary progressive (SPMS), and primary progressive. For SPMS, there are currently no approved disease-modifying therapies in the US. SPMS comprises approximately 40% of all MS patients and is the most severe form of MS that follows the relapsing-remitting phase of the disease. SPMS is characterized by a slow but constant and progressive increase in neurologic disability over time.

Although the disease does not result in early death, it disables patients by disturbing vision, strength, balance and sensation, as well as causing fatigue and cognitive problems. MS is the most disabling disease of the nervous system in young people, affecting 350,000 people in the US and 2.5 million people worldwide. It is most prevalent in the Northern US, Canada, and Northern Europe. The cause of MS is currently unknown, but there is considerable evidence suggesting it is an autoimmune disease. The worldwide market for MS is estimated at roughly US$925 million in 2001 and is growing at approximately 20% annually.

Psoriasis

Psoriasis is a common, chronic inflammatory skin disease characterized by raised, inflamed, thickened and scaly lesions that itch, burn, sting and bleed easily. Approximately 2% to 3% of the US population suffers from psoriasis, with 250,000 new cases diagnosed each year. In approximately 10% of patients, psoriasis is accompanied by pronounced arthritic symptoms similar to the changes seen in rheumatoid arthritis (known as psoriatic arthritis).

At present, no cure exists for psoriasis. Available treatments include topical therapies, such as steroidal creams and ointments, and intravenous treatments such as the anticancer drug, methotrexate. In 2001, the North American market for pharmaceutical treatments of psoriasis was more than US$324 million. The overall cost of treating psoriasis in the US is estimated at between US$1.6 billion to US$3.2 billion per year, making psoriasis a major health care concern.

Topical Allergies: Atopic Dermatitis / Eczema

Atopic dermatitis and eczema are chronic dermatological conditions of the skin characterized by superficial inflammation of the skin, which is associated with severe itching. The itch, which is the dominant symptom of atopic dermatitis, leads to constant scratching and rubbing of the skin. The cause of this chronic, fluctuating condition is not known. This itch-scratch-rash-itch cycle is typical of atopic dermatitis and eczema.

The rash often appears as red, crusty patches on the face, arms, and legs, but may occur anywhere on the skin's surface. In older children and adults, the rash most characteristically involves the bends of the elbows and knees, and the neck, wrists, and ankles. A family history of atopic disease suggests that genetics play a role in the transmission of atopic dermatitis from one generation to the next. Atopic dermatitis is often associated with a personal or family history of hay fever (allergic rhinitis) or asthma.

The condition often begins during infancy, and the vast majority of those affected develop the condition within the first five years of life. The pattern of the skin rash tends to vary with the age of the patient. Approximately 5% of the US population is affected by atopic dermatitis and up to 10% of the developed world suffers from eczema.

The basic principle in the treatment is to prevent scratching. Topical corticosteroid preparations are the mainstays in drug therapy, but may be unsatisfactory in their efficacy. In severe cases, systemic corticosteroids and immunosuppressives may be given, but carry a significant risk of adverse effects.

Other Inflammatory and Immune Conditions

Other inflammatory diseases and immunological disorders inflict considerable physical and mental suffering. The academic literature suggests that inflammation plays a role in other diseases such as cancer and atherosclerosis. Inflazyme believes that treatment of these diseases represents additional significant opportunities for the development of new and improved therapeutics. Such diseases affect a large and growing number of patients in North America and around the world. Many current therapies have potentially serious and unacceptable adverse side-effects in some patients and Inflazyme believes that there is a clear need for new and improved biopharmaceutical agents to treat these diseases.

Technology, Research and Product Development

Inflazyme seeks to discover new anti-inflammatory and immunological treatments by analyzing naturally occurring compounds that exhibit anti-inflammatory or immunological response characteristics. Inflazyme utilizes proprietary and commercial techniques to identify natural molecules, which are screened for anti-inflammatory or immunological activity. Using this early research data, Inflazyme develops analogues, based on the natural molecule, that it believes may have improved therapeutic properties in comparison to the natural compound. These analogues are tested in pre-clinical models to determine potential therapeutic properties including safety, efficacy, potency and deliverability. Inflazyme aims to protect new therapeutic discoveries through patent applications on its findings.

Once a number of analogues have been developed, Inflazyme seeks to select one analogue for further study and several others as back-ups. The selected analogue undergoes additional pre-clinical studies to further assess the safety, efficacy and potency against a particular disease, such as asthma. If Inflazyme believes that the results of these studies indicate that the selected analogue may represent a potential commercially successful therapy, scale-up manufacturing is undertaken to produce cGMP material which is intended for use in pre-clinical toxicology studies and human clinical trials. See "Regulatory Matters".

LSAIDs™

Inflazyme has chosen the term LSAIDs™ (Leukocyte Selective Anti-Inflammatory Drugs) to represent a new class of anti-inflammatory compounds discovered and developed by researchers at Inflazyme. Inflazyme's LSAIDs™ are structurally diverse. Inflazyme has to date advanced three LSAIDs™ into early human clinical development: IPL512,602; IPL550,260; and IPL576,092.

LSAIDs™ selectively suppress the inappropriate migration of leukocytes from the blood to the sites of chronic inflammation. There are several distinct types of leukocytes and each type, or combinations of types, play an integral role in a variety of chronic inflammatory diseases. For instance in asthma, there is a migration of eosinophils and lymphocytes into the airways of the lung. In the case of rheumatoid arthritis there is a migration of lymphocytes and macrophages into the joint tissue. Once at the site of inflammation, activated leukocytes orchestrate the tissue damage and destruction responsible for the symptoms of chronic inflammatory diseases. Inflazyme believes that through the suppression of leukocyte migration, its LSAIDs™ may be of benefit in chronic inflammatory diseases.

While the mechanism of action of LSAIDs™ is not fully understood at this time, Inflazyme believes that LSAIDs™ may be acting at some point within the transendothelial migration pathway of leukocytes thereby directly inhibiting inflammatory influx into tissue. Inflazyme believes that the primary effect is at the level of the endothelial cell. This may or may not represent a novel cellular target, but the elucidation of the mechanism may lead to the development of a new class of therapeutics for inflammatory diseases. Inflazyme and Aventis Pharma have entered into an arrangement whereby, at the discretion of Aventis Pharma, the parties will collaborate on the elucidation of the mechanism of action of those LSAIDs™ included in the collaboration. There can be no assurances that the mechanism of action of LSAIDs™ will be elucidated successfully or have any commercial value.

To date, the most efficacious drugs for the treatment of asthma are the glucocorticoids. However, administration of oral glucocorticoids has been associated with significant side-effects including demineralization of bone, thinning of skin, growth retardation in children, an increased susceptibility to infections, fat deposition around the face and neck ("moon face") and cataracts. While inhaled forms of glucocorticoids have attempted to minimize such side effects, they have not completely resolved the issue. For example, in November 1998, the FDA required new warnings on the labelling of inhaled corticosteroid (glucocorticoid) therapies, used in the treatment of asthma and of nasal corticosteroid therapies used in the treatment of allergies, due to concerns over potential growth retardation in children.

Pre-clinical studies have demonstrated that LSAIDs™ do not bind to, or interact with, glucocorticoid receptors, and therefore they are not expected to have a mode of action consistent with glucocorticoids. LSAIDs™ alone have no effect on the Hypothalamic Pituitary Adrenal (HPA) axis, which is suppressed by glucocorticoids and manifested as depressed cortisone levels and atrophy of adrenals and thymus. Thus LSAIDs™ may prove to be a useful treatment for lung inflammation associated with asthma but potentially without the side-effects associated with glucocorticoids.

IPL576,092

IPL576,092 was the first LSAID™ Inflazyme advanced into early clinical trials. The compound is an analog of a novel anti-inflammatory compound, Contignasterol, that was discovered by Dr. Raymond Andersen at the University of British Columbia, Dr. Theresa Allen at the University of Alberta and Dr. David Burgoyne, currently Vice President of Business Development at Inflazyme. Contignasterol was isolated from a marine sponge collected off the coast of Papua New Guinea. Patents covering the natural compound from which IPL576,092 was derived, have been issued in the US and Europe to the University of British Columbia and the University of Alberta. Inflazyme has been granted an exclusive worldwide license for this technology. See Information Concerning Inflazyme - Intellectual Property – License Agreement.

Pre-clinical studies conducted by Inflazyme have shown that IPL576,092 inhibits the release of mediators associated with acute response to allergen challenge. This is consistent with the observations made in studies using pre-clinical models of asthma. Administration of IPL576,092, orally or by inhalation, blocks the early and late phase asthmatic response to allergen challenge, and when administered orally attenuates the increased airway resistance and increase in inflammatory cells in the lung observed during challenge in various standard in vivo models of asthma.

In January 2001 Inflazyme initiated a Phase II clinical trial (allergen challenge study) with IPL576,092 in mild asthmatic patients. Patients were challenged with an allergen to which they had demonstrated sensitivity and provoked an asthmatic attack. The results of this trial were released in April 2002.

The Phase II allergen challenge study was a double-blind, placebo-controlled, randomized, cross-over study, designed to compare the relative effects of two doses of IPL576,092 in comparison to placebo. The subjects in this study were male, mild asthmatics not receiving current maintenance asthma therapy, and who demonstrated a late phase response upon exposure to an antigen. Subjects were treated with one of two doses of IPL576,092 and each subject served as his own control. In the first-dose group, 17 evaluable subjects received 100 mg of

IPL576,092 or placebo twice daily for seven days, and then were challenged with house dust mite, cat dander or grass pollen. Subjects were then crossed over between drug and placebo, and after a three week washout period the protocol was repeated. In the second dose group, 18 evaluable patients were treated twice daily with 200 mg of IPL576,092 or placebo for seven days prior to challenge under the same protocol.

IPL576,092 showed a 14% improvement in late-phase bronchoconstriction after antigen challenge, which was the primary endpoint of the study. The improvement, however, did not reach statistical significance (P=0.13). The greatest difference between IPL576,092 and placebo was seen at the high dose level, suggesting a dose related effect with respect to the primary endpoint. IPL576,092 caused a statistically significant (P<0.05) improvement (ca. 50%) in airway hyperresponsiveness to histamine relative to placebo, and a strong trend (P=0.06) towards a reduction in the percent of eosinophilia in induced sputum by 25%, and a significant (P=0.036) reduction (ca. 40%) in eosinophil numbers. A sub-population receiving the 200 mg dose, and who showed at least a 20% reduction in the late-phase bronchoconstriction after placebo, showed a greater improvement (18%) after IPL576,092, and a significant (P=0.11) reduction in percent of eosinophils.

Inflazyme believes that the results seen with IPL576,092 in the allergen challenge study demonstrate activity of the compound in humans and support the further development of LSAIDs™ in asthma. However, based on the pre-clinical and clinical data on the compounds, Inflazyme and Aventis Pharma have decided to advance a second generation LSAID™, IPL512,602, in clinical development as an oral asthma therapy. The decision was based upon data demonstrating a greater potency with IPL512,602, a longer duration of exposure, more predictable pharmacokinetics and more suitable characteristics for formulation. While IPL576,092 is not being advanced as an asthma therapy, Inflazyme intends to seek a partner to collaborate on the development of IPL576,092 for use in certain ocular and dermatological conditions.

IPL512,602

Inflazyme's researchers discovered a compound, IPL512,602, which is structurally distinct from IPL576,092 but has similar pharmacological activity. A new patent application has been filed for IPL512,602. Pre-clinical studies with IPL512,602 have demonstrated that this second generation LSAID™ is orally efficacious and has greater metabolic stability, improved pharmacokinetic profile and improved formulation characteristics in addition to increased potency compared to IPL576,092. IPL512,602 has shown significant activity in standard pre-clinical models of asthma, inhibiting early and late asthmatic bronchoconstriction, airway hyperreactivity and inflammatory cell accumulation, all of which are characteristic features of asthma.

The underlying pathology of asthma is characterized by accumulation of leukocytes, particularly eosinophils and lymphocytes, in the airways. IPL512,602 administered orally to antigen challenged rats significantly inhibited the numbers of leukocytes and eosinophils in the lavage fluid 24 hours after challenge. This effect on leukocytes was not specific to eosinophils as an inhibition in the number of neutrophils and lymphocytes was also seen.



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Figure 1. The effect of IPL512,602 (0.03-1mg/kg; po) on total leukocyte numbers recovered in the BALF from sensitized Brown Norway rats challenged with OVA. Values represent the mean ±standard error mean, N= 7-9.



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Figure 2. The effect of IPL512,602 on eosinophil numbers recovered in the BALF from sensitized Brown Norway rats challenged with OVA. Values represent the mean ±standard error mean, N= 7-9. * Significant difference from OVA alone, P $\leq$ 0.05, ANOVA. Baseline level of eosinophils from a sham sensitized and challenged control group (0.56 x 10^6 cells) have been subtracted from each group.

Airway hyperresponsiveness is typically manifested 24 hours after an allergen provocation, and is characterized by an increased sensitivity to various stimuli, including antigen, cold air, and agonists such as methacholine or histamine.

Oral administration of IPL512,602 (5mg/kg) for five days significantly suppressed the responsiveness to methacholine observed after antigen challenge in mice using a whole body plethysmograph, to a level equivalent to that seen in non-sensitized animals.


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Acute bronchospasm is one of the cardinal features of the early asthmatic response to allergen challenge. In sensitized guinea pigs, IPL512,602 attenuated allergen-induced increase in lung resistance in a dose-dependent manner with 1.0 and 0.1 mg/kg IPL512,602 producing a decrease in lung resistance by 52% and 27%, respectively.


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Current data support a principal mode of action of IPL512,602 within the vascular transendothelial migration pathway via inhibition of leukocyte rolling, adhesion and migration, although the specific mechanism has not yet been identified.

IPL512,602 does not bind to the glucocorticoid receptor, and studies to date have shown that it does not cause classic glucocorticoid side-effects, such as suppression of the Hypothalamic-Pituitary-Adrenal axis. Thirteen week toxicity studies have been completed with IPL512,602, along with extensive genetic toxicology and safety pharmacology and pharmacokinetic programs to support the administration of the drug to humans in the clinical development program.

Phase I studies included a single dose study in male healthy volunteers, in which 48 subjects received IPL512,602 up to 2mg/kg. A multiple dose study evaluated IPL512,602 at doses up to 20mg once daily for 10 consecutive days. In the multiple dose study 32 subjects received IPL512,602. Additional Phase I studies have included a bioavailability study which compared a tablet formulation which will be used in the Phase IIa study, to a dose solution. A pilot food effect study has also been undertaken under an IND with the FDA in the US, and these studies have demonstrated the suitability of the tablet formulation to be used in the Phase IIa study, and has shown that the bioavailability of IPl512,602 tablets is not affected whether the drug is taken with food or in a fasted state. There were no serious adverse events associated with administration of IPL512,602 and only minor adverse events have been reported. IPl512,602 was found to be safe and well tolerated up to 2mg/kg as a single dose and up to 20mg per day for 10 days. The pharmacokinetic profile of IPl512,602 in humans has been shown to be more predictable than that of IPL576,092, with a longer duration of exposure supporting once daily administration.

Inflazyme opened an IND with the FDA to support the conduct of a pilot food effect study in January 2003. The IND has been amended to include information in support of a Phase IIa asthma study in mild-moderate asthmatic patients who will receive drug for 12 weeks. This study is expected to commence in the first half of calendar 2003 and will be conducted in the US at approximately 20 centres.

IPL512,602 is being developed in collaboration with Aventis Pharma as the lead compound as a prophylactic therapeutic for asthma. Under the terms of the collaboration with Aventis Pharma, Aventis has agreed to supply and fund the clinical resources required to conduct the clinical development program through to the end of

Phase IIa for asthma, at which time Aventis Pharma may take on further development and commercialization of the compound upon making a milestone payment to Inflazyme.

As part of the expanded Aventis Pharma collaboration that was effective November 20, 2002, Aventis Pharma agreed to investigate IPL512,602 as a potential new oral therapy for allergic rhinitis. Pre-clinical investigations are ongoing and the commencement of future clinical trials will be at a time yet to be determined by Aventis Pharma.

IPL550,260

Inflazyme has also identified a second lead compound from the second generation LSAIDs™, IPL550,260, which shares the improved properties, and is a subject of the same patent application as IPL512,602, but has shown slightly different and broader activity. This compound is orally efficacious in many of the same pre-clinical respiratory models as IPL512,602 and IPL576,092, but has also shown significant, reproducible activity in several pre-clinical, non-respiratory disease models. IPL550,260 inhibits inflammatory cell influx in bacterial antigen stimulated models such as peritonitis, and decreases T-cell mediated hypersensitivity reactions in mice. In a pre-clinical delayed-type hypersensitivity model of neuroinflammation in the brain, IPL550,260 decreased macrophage and microglia accumulation and activation, and inhibited T-cell accumulation in an acute brain inflammation model. IPL550,260 did not show activity in pre-clinical rodent models or experimental autoimmune encephalomyelitis or rheumatoid arthritis, or in a mouse model of colitis.

In addition to these studies, Inflazyme is investigating the activity of IPL550,260 in several other pre-clinical models of inflammation, including atherosclerosis and ischemia/reperfusion injury.

While the molecular mechanism for IPL550,260 is under investigation, studies suggest that IPL550,260 targets cell-cell interactions, thereby inhibiting leukocyte trafficking. *In vitro* studies measuring leukocyte rolling, adhesion, and emigration under flow conditions, show significant, dose dependent inhibition of neutrophil rolling and adhesion to endothelial monolayers stimulated by an inflammatory mediator. Drug treatment of endothelial monolayers *vs.* leukocytes suggests that the endothelial cell may be the primary target for this compound.

IPL550,260 has been evaluated for safety and tolerability, and pharmacokinetic profiling in two Phase I studies in healthy male volunteers. These studies have been a single ascending dose trial and multiple ascending dose trial in which subjects received a dose solution by the oral route once daily for 10 consecutive days. IPL550,260 was found to be generally safe and well tolerated up to 2 mg/kg as a single dose, and as a fixed dose up to 15mg for 10 days. IPL550,260 shares the same enhanced pharmacokinetic properties exhibited by IPL512,602 relative to IPL576,092.

IPL12 Program

Using knowledge gained from its research on anti-inflammatory compounds, Inflazyme continues to conduct research for new anti-inflammatory chemical entities that have different structural motifs. A third generation LSAIDs™ program, the IPL12 program, focuses on molecules with a different chemical structure that exhibit activity in models of respiratory inflammation. The goal of this program is to develop an anti-inflammatory therapeutic suitable for application to respiratory diseases such as asthma, COPD and allergy. To date, Inflazyme has identified multiple compound classes that significantly inhibit cellular infiltration and accumulation, and airway hyperreactivity, in pre-clinical models of respiratory inflammation. Patent applications for these discoveries have and continue to be filed. The lead compounds exhibit pharmacokinetic profiles similar to IPL512,602 and which are suitable for orally administered therapeutics. Toxicological investigations are being conducted to evaluate the safety profile of the leads.

Inflazyme is seeking to develop a lead molecule from the IPL12 series of molecules. Under the Amendment to the Research and Collaboration Agreement of November 20, 2002, Aventis Pharma has the right to evaluate a selected lead compound as an Early Development Candidate and to take over the development program. Contingent milestone payments and royalties will be paid to Inflazyme during development and commercialization, according to the same schedule as for IPL512,602. See "Information Related to Inflazyme – Collaboration with Aventis Pharmaceutical Inc.".

IPL99 Program

Inflazyme seeks to expand its anti-inflammatory franchise through the development of LSAIDs™ in non-respiratory disease indications. Selected LSAIDs™ were evaluated in newly developed profiling assays and active, chemical scaffolds were identified. Inflazyme is currently developing focused libraries of compounds based upon each of these active scaffolds. The goal of the IPL99 program is to identify at least one potent and selective development candidate with anti-inflammatory activity in a non-respiratory disease indication having a safety and pharmacokinetic profile suitable for commercialization. In addition, the program will evaluate a library of new chemical entities synthesized at Inflazyme with chemical functionality markedly different from other LSAIDS™ explored to date.

A primary focus of the IPL99 program is to establish activity distinct from that observed with Inflazyme's previous series of LSAIDs™. A number of *in vitro* assays focused on endothelial cell activation have been developed for screening purposes. Primary profiling models, including peritonitis and T-cell mediated hypersensitivity, have been developed to identify and highlight non-respiratory anti-inflammatory activity. A secondary profiling strategy in tissue and disease specific models of inflammation is in place and will be used to guide the progression of compounds to drug candidate selection. Inflazyme will initially consider rheumatoid arthritis, inflammatory bowel disease and central nervous system inflammation as priority disease indications.

Inflazyme's IPL99 series compounds are the subject of US patent applications claiming composition of matter, pharmaceutical compositions and methods of use. Inflazyme intends to seek a partner to collaborate on the latter stages of development of a drug candidate from the IPL99 series program.

PDE Inhibitors

Inflazyme has developed a series of novel, small organic molecules as potent and selective inhibitors of PDE. These molecules are active *in vitro* in the low nanomolar concentration range and appear to be without certain side-effects frequently associated with this class of molecules, based on pre-clinical studies. Inflazyme's PDE inhibitors are the subject of US and international patent applications claiming composition of matter, pharmaceutical compositions and methods of use.

Cyclic nucleotide phosphodiesterases (PDEs) are important regulators of signal transduction mechanisms within cells. PDEs are a group of structurally and biochemically distinct enzymes, inhibition of which elevates the intracellular levels of cAMP and cGMP. Of the different PDEs, PDE4 and PDE7 predominate in cells associated with the initiation and maintenance of inflammatory conditions, such as asthma, inflammatory bowel disease, multiple sclerosis and rheumatoid arthritis. Consequently, inhibitors of these enzymes suppress the production of inflammatory mediators and inflammatory cell functions, thereby limiting inflammation.

To date the propensity to cause emesis (nausea and vomiting) has been a limiting factor in the development of PDE4 inhibitors. Inflazyme scientists have identified structural moieties that appear to reduce the emetic potential while retaining anti-inflammatory activity, and have filed a patent application for this discovery. Moreover, Inflazyme's molecular modeling efforts have shown that a more recently identified phosphodiesterase, PDE7, is closely related to PDE4. Inflazyme chemists have now created a series of selective PDE7 inhibitors as well as a series of mixed PDE4/PDE7 inhibitors for the treatment of inflammatory and immunological disorders.

Inflazyme granted an option to Helicon Therapeutics, Inc. to develop a PDE4 inhibitor in learning and memory. Helicon's program using Inflazyme's PDE4 inhibitors is on-going. On January 21, 2003 Helicon exercised its option and paid US$250,000 to Inflazyme to license a compound for development in the area of cognitive disorders relating to memory. Helicon plans to conduct pre-clinical studies and synthetic process development activities that would be required prior to initiating any future clinical development trials. See "Information Concerning Inflazyme - Corporate Partnerships and License Agreements – Other Arrangements – Research and Development Agreement with Helicon Therapeutics, Inc.".

H_1/NK_1 Dual Receptor Antagonists

The H_1/NK_1 dual receptor antagonists were in-licensed from Aventis Pharma on May 14, 1999. Inflazyme is responsible for development of the program through Phase IIa clinical trials after which Aventis Pharma may option to take over the development program upon making a milestone payment to Inflazyme. Aventis Pharma would then be responsible for future development and commercialization of a compound. Inflazyme will retain the rights to any topical ocular product developed from the program.

The goal of this project is to identify and develop a lead compound from a novel series of dual receptor antagonist compounds (H_1/NK_1 dual antagonists) as an intranasal therapy for allergic rhinitis. In pre-clinical studies, molecules from the H_1/NK_1 antagonist class have demonstrated antagonism of histamine at the H_1/NK_1 receptors in immediate allergic hypersensitivity responses and of sensory neuropeptides at the H_1/NK_1 receptors in inflammatory responses. Based on research to date, Inflazyme expects that the therapeutic effects of H_1 and NK_1 dual receptor antagonism will be complementary in treating the symptoms and underlying inflammation associated with allergic rhinitis and other allergies.

Since in-licensing the H_1/NK_1 dual antagonists, Inflazyme has synthesized a series of potent compounds. Two potential lead candidates were selected from a novel series of dual receptor antagonist compounds, based on the results of *in vitro* and *in vivo* H_1 and NK_1 functional assays, HERG channel inhibition, and physical-chemical characteristics appropriate for intranasal delivery. A lead candidate has been tested in an *in vivo* model of allergic rhinitis, following intravenous administration. The compound did not show as robust an effect as required for advancement and further research will be required to identify other candidates.

Employees

Inflazyme currently employs 53 people, 27 of whom hold Ph.D. or Masters degrees in a scientific field. Currently, 43 of Inflazyme's employees are involved in research and development activities and 10 are involved in finance and administrative activities. Inflazyme requires all employees to enter into confidentiality agreements and employment contracts. At this time, none of Inflazyme's employees are covered under collective bargaining agreements.

Facilities

Inflazyme's primary research, operating and corporate activities are conducted at its 23,000 square feet facility located in Richmond, British Columbia.

Process Development and Manufacturing

Inflazyme's ability to meet project and clinical development milestones depends in large part on the capability to produce or manufacture sufficient quantities of the active pharmaceutical ingredient (API) in a timely manner. In general, we seek to avoid having manufacturing as the rate-determining step in the advancement of any product development program. General goals and objectives for the Process Development and Manufacturing effort include:

- Develop chemical processes scalable to 2-5 Kg of drug substance
- Manage cGMP campaigns through engagement of CROs or in collaboration with partners
- Produce drug substance for pre-clinical development
- Produce starting materials for cGMP manufacturing
- Produce intermediates for expansion of medicinal chemistry programs

The current maximum chemical synthesis capacity of the process chemistry division allows for the production of approximately 2-3 kilograms of a lead compound or intermediate.

During fiscal 2003, the focus of the division is to provide gram to kilogram scale quantities of intermediates to support the IPL12 and IPL99 programs. Part of this process is adaptation of medicinal chemistry synthetic routes for scale up production methods. It is anticipated that the experience gained through this process will help speed formal cGMP synthesis; as the scaleable methods developed in this division will form the basis for the technology transfer to the contract manufacturer. This has the potential to reduce both the cost and time required to obtain clinical supplies of drug substance once.

To date, Inflazyme has contracted third parties or utilized Aventis Pharma for the development of kilogram-scale synthetic processes and the production of cGMP material required for clinical trials. Inflazyme owns all rights to the intellectual property and data resulting from the development of the kilogram-scale synthetic process for IPL512,602 and IPL550,260. Inflazyme owns or co-owns (with Aventis Pharma) all rights to the intellectual property and data resulting from the development of the kilogram-scale synthetic process for IPL576,092. Inflazyme currently has kilogram quantities of cGMP material for all three LSAIDs™ that are in clinical development. Inflazyme expects that the cGMP material on-hand is sufficient to complete Phase IIa trials, subject to continued acceptable results from on-going stability studies.

Inflazyme has no plans to establish manufacturing facilities to produce its products on a commercial scale. Inflazyme's strategy is to develop, manufacture and commercialize its products through arrangements with major pharmaceutical companies and it will rely on such companies, licensees or other entities for commercial scale manufacturing and marketing of its products. There can be no assurance, however, that Inflazyme will be able to reach satisfactory arrangements with such parties, that such arrangements will be successful or that its partners will be able to develop adequate manufacturing capabilities for commercial scale quantities.

Corporate Partnerships and License Agreements

Inflazyme believes that establishing corporate alliances will accelerate the development and commercialization of its products. Corporate partners provide expertise and resources in areas such as clinical development, regulatory affairs, manufacturing, marketing and distribution. Inflazyme also believes that corporate alliances validate its science in the near-term, which is important given the relatively long development cycle for biopharmaceuticals. Funding from corporate partners also reduces Inflazyme's dependency on equity markets for financing.

Collaboration with Aventis Pharma

On May 14, 1999 Inflazyme entered into a License and Research Collaboration Agreement and Share Purchase Agreement with Aventis Pharma (formerly Hoechst Marion Roussel, Inc.). Subsequently, amendments were made to the agreement on December 21, 1999, January 12, 2001 and November 20, 2002.

License and Research Collaboration Agreement – May 14, 1999

Under the original agreement, the parties collaborated on the development of two novel classes of compounds for the treatment of allergies, asthma and respiratory diseases. An LSAID™ from Inflazyme's 6,7 Oxygenated steroids patent was to be developed for the treatment of asthma and respiratory diseases and Aventis Pharma's H_1/NK_1 dual antagonists were to be developed for the treatment of allergies. Under the terms of the collaboration, Aventis Pharma will receive exclusive worldwide rights (non-exclusive in Canada) to one compound for asthma and respiratory diseases, selected from those LSAIDs™ included in the collaboration. Inflazyme received a license to develop H_1/NK_1 dual antagonists through completion of Phase IIa trials. Inflazyme was initially responsible, at its expense, for the development of one oral compound from those LSAIDs™ included in the collaboration and a compound from the H_1/NK_1 dual antagonist class through completion of Phase IIa trials. Aventis Pharma may then take over further development and commercialization of the H_1/NK_1 dual antagonists and the selected LSAID™ compound upon making a milestone payment to Inflazyme for one selected compound from each class. Inflazyme will obtain rights to any topical ocular formulation of the H_1/NK_1 dual antagonist class in consideration of royalties on any future sales and a percentage of any licensing fees.

Under the original agreement, Aventis Pharma will be required to make additional milestone payments to Inflazyme upon successful completion of Phase III trials and upon market authorization by the FDA for one selected compound from each class. In addition to milestone payments, Aventis Pharma will be required to pay royalties to

Inflazyme on sales of each product. Aventis Pharma will also grant to Inflazyme the worldwide exclusive rights to use, manufacture and market a topical ocular product from the H_1/NK_1 dual antagonist class. Inflazyme will not be required to make any milestone payments for this technology but will be required to pay to Aventis Pharma royalties on product sales and a percentage of any licensing fees.

Inflazyme may also explore other anti-inflammatory indications for those LSAIDs™ included in the collaboration. Under the terms of the agreement, Aventis Pharma has a first right of refusal to further develop and commercialize any products discovered from the compounds included in the collaboration on commercial terms to be agreed.

The License and Research Collaboration Agreement contains provisions for Inflazyme and Aventis Pharma to reclaim their technology and patent rights for non-compliance, non-development, non-commercialization or significant reorganizations of either company resulting in a project not proceeding as agreed.

Share Purchase Agreement – May 14, 1999

Aventis Pharma made a payment of $1.46 million (US$1 million) subsequent to signing a letter of intent relating to the collaboration on February 8, 1999. Under the collaboration, Aventis Pharma has made equity investments in Inflazyme of approximately $22 million (US$15 million) in the form of Class A Preferred Shares, Series 1. This amount represents the total amount committed to by the parties under the Share Purchase Agreement. The Class A Preferred Shares, Series 1 include a cumulative dividend obligation equal to any dividend paid on Inflazyme's Shares which will be included in the conversion calculation. Inflazyme has the option of converting the Class A Preferred Shares, Series 1, with the expectation that mandatory conversion of the preferred shares will occur on the earlier of the date on which Aventis Pharma exercises or rejects its option to take over development of a compound from each of the LSAIDs™ and H_1/NK_1 classes, the date on which the research and collaboration programs are terminated, or if there is a change of control of Inflazyme. The conversion price is the higher of $3.00 and the 90 trading day average of the Inflazyme Shares prior to conversion, subject to a maximum of $9.00. The maximum number of Inflazyme Shares issuable on the conversion of the Class A Preferred Shares, Series 1 is approximately 7.3 million. The minimum number of Inflazyme Shares issuable on the conversion of the Class A Preferred Shares, Series 1 is approximately 2.4 million.

Amendment to the License and Research Collaboration Agreement – December 21, 1999

The parties amended the License and Research Collaboration Agreement effective December 21, 1999 to provide for the collaboration by the parties on the identification of the mode of action or cellular target for those LSAIDs™ included in the collaboration and to expand the possible compounds available for the collaboration. The parties have agreed that Inflazyme will share ownership with Aventis Pharma of any discoveries relating to the mechanism of action. Aventis Pharma has agreed to screen its library of compounds if the mechanism of action is discovered and any compounds identified as having potential for the treatment of asthma will be offered into the collaboration as a replacement to the LSAID™ compound. Under the collaboration Inflazyme has the right to determine whether to continue the development of the LSAID™ compound or replace it with an Aventis Pharma identified compound. If Inflazyme determines to replace the LSAID™ compound with an Aventis Pharma compound, milestones and royalties will be reduced. Aventis Pharma will also be required to pay royalty payments to Inflazyme in respect of any other compound developed by Aventis Pharma as a result of the application of the discovery of the mode of action or cellular target for those LSAIDs™ included in the collaboration.

Amendment to the License and Research Collaboration Agreement – January 12, 2001

On January 12, 2001 Inflazyme and Aventis Pharma amended the License and Research Collaboration Agreement to cover the pre-clinical development of two additional molecules: IPL550,260 and IPL512,602, which are second generation LSAIDs™ based on research done at Inflazyme.

Inflazyme and Aventis Pharma contributed jointly to the development of both compounds into Phase I. Aventis Pharma agreed to undertake cGMP manufacturing, formulation and certain pre-clinical studies. Inflazyme agreed to undertake toxicology studies and certain other pre-clinical studies. In return for their contribution, Aventis

Pharma was granted the right to choose one of the two compounds for inclusion into the License and Research Collaboration Agreement between Inflazyme and Aventis Pharma. Inflazyme retained all rights to the compound not selected by Aventis Pharma for inclusion in the collaboration under the License and Research Collaboration Agreement. Inflazyme is subject to non-compete provisions in the respiratory field for compounds having the same mode of action as the compound selected by Aventis Pharma for late stage development (Phase IIb).

Following substantial completion of the joint pre-clinical and manufacturing activities, Aventis Pharma selected IPL512,602 for inclusion in the collaboration. In April 2002, Inflazyme and Aventis Pharma decided to advance IPL512,602 into Phase IIa as an oral treatment for asthma.

Amendment to the License and Research Collaboration Agreement – November 20, 2002

On November 20, 2002 Inflazyme and Aventis Pharma amended the License and Research Collaboration Agreement such that Aventis agreed to supply and fund the clinical resources required to conduct the development program for IPL512,602 in asthma (originally Inflazyme's cost and responsibility) and to commence pre-clinical studies on a new indication of allergic rhinitis. The compounds included in the respiratory collaboration were expanded to include Inflazyme's IPL12 series program.

Inflazyme is responsible for IND regulatory filings for IPL512,602 and is responsible for certain pre-clinical studies required to identify a lead molecule from the IPL12 program. If Aventis selects a lead molecule from the IPL 12 program then they are responsible for future development and commercialization activities.

Aventis will make payments to Inflazyme of up to US$90 million if two LSAID™ molecules are successfully developed concurrently through to commercialization for respiratory indications. The milestone events that would result in payment are the same as those under the original agreement. If only one LSAID™ is successfully developed through to commercialization, only the original milestone payments of US$45 million are payable to Inflazyme. Low double-digit royalties equal to those under the original agreement are payable to Inflazyme for an IPL12 program molecule that is successfully brought to market.

Other Arrangements

Research and Development Agreement with Helicon Therapeutics, Inc.

On February 6, 2001 Inflazyme entered into a research agreement with Helicon Therapeutics, Inc. (Helicon) under which Helicon will explore the potential of certain small-molecule anti-inflammatory compounds from Inflazyme's PDE4 inhibitor portfolio in the field of learning and memory.

Under the research agreement, Helicon evaluated a number of Inflazyme's PDE4 inhibitor compounds in its *in vivo* models of learning and memory. On January 21, 2003 Helicon exercised its option and paid US$250,000 to Inflazyme to license IPL455,903 for development in the area of cognitive disorders related to memory. A joint research committee will oversee the future development. Inflazyme's contribution to future development costs is at Inflazyme's option. Inflazyme can exercise this option anytime up until 90 days after the completion of Phase IIa by paying to Helicon one-half of the clinical development costs incurred to date. In return, Inflazyme would receive the right to participate financially, on an equal basis with Helicon, in the development and commercialization of the compound. If Inflazyme chooses not to exercise its option, then royalties would be payable to Inflazyme on any product commercialized.

Intellectual Property

General

Patents and other proprietary rights are essential to Inflazyme's business. Inflazyme's policy is to file patent applications to protect technology, inventions, and improvements to its inventions that are considered important to the development of its business. Inflazyme also relies upon trade secrets, know-how, continuing technological innovations, and licensing to develop and maintain its competitive position. Inflazyme plans to defend aggressively it proprietary technology and any issued patents. See "Information Concerning Inflazyme - Risk Factors".

License Agreements

Pursuant to the license agreement dated April 1, 1993 and as amended on February 18, 1998 (the "University License Agreement"), Inflazyme was granted a worldwide license from the University of British Columbia and the University of Alberta (the "Universities"), to technology derived from patents granted to and filed by or on behalf of the Universities covering certain LSAIDs™. Inflazyme has an exclusive worldwide license to use and sublicense the technology contained in the University License Agreement for anti-inflammatory and anti-thrombotic uses and to manufacture, distribute and sell products on the terms contained in the University License Agreement. The University License Agreement expires on the later of 20 years from the date of execution and the expiration of the last patent obtained, or earlier if Inflazyme is in breach. Under the University License Agreement Inflazyme is required to pay to the Universities a royalty of 1% of the net sales of any products sold utilizing the technology and 1% of the consideration received by Inflazyme for sublicensing the technology, including payments from Aventis Pharma under the License and Research Collaboration Agreement.

H_1/NK_1

Pursuant to Inflazyme's collaboration with Aventis Pharma, it received a license to the H_1/NK_1 dual antagonists insofar as such license is required for it to develop one or more compounds in the H_1/NK_1 antagonist class through to completion of Phase IIa trials and received a license to develop any topical ocular formulation. There are no fees payable by Inflazyme for such license. To date Aventis Pharma has filed patent applications directed to the H_1/NK_1 compounds, their composition and methods for their use.

Selected Consolidated Financial Information

The following selected financial data should be read in conjunction with "Information Concerning Inflazyme - Management's Discussion and Analysis" and the financial data, statements and notes thereto included elsewhere in this Proxy Circular with respect to Inflazyme. The statement of operations data for the financial years ended March 31, 2003, March 31, 2002 and March 31, 2001, and the balance sheet data as at March 31, 2003 and March 31, 2002 are derived from financial statements of Inflazyme that have been audited by PricewaterhouseCoopers LLP, and are included as Schedule B to this Proxy Circular. The quarterly financial information is derived from the interim unaudited financial statements prepared by management for the particular quarter. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All data is expressed in thousands of Canadian dollars (except for per share data).

The following unaudited pro forma consolidated financial information has been selected from, and should be read in conjunction with, the unaudited pro forma consolidated financial statements and the notes thereto included as Schedule C to this Proxy Circular. Inflazyme intends to account for the merger as an acquisition of assets and assumption of liabilities under Canadian GAAP and the unaudited pro forma consolidated financial statements have been prepared on this basis. The unaudited pro forma consolidated financial statements are based on the audited consolidated financial statements of GlycoDesign for the year ended January 31, 2003 and the audited consolidated financial statements of Inflazyme for the year ended March 31, 2003. The unaudited pro forma consolidated balance sheet at March 31, 2003 assumes that the merger took place on that date. The unaudited pro forma consolidated statement of operations has been prepared as if the acquisition occurred on April 1, 2002, and due to the different financial years for the companies, combined the operations of GlycoDesign for the year ended January 31, 2003 with the operations of Inflazyme for the year ended March 31, 2003.

The unaudited pro forma information is based on preliminary estimates and assumptions set forth in the notes to such information included in Schedule C to this Proxy Circular.

The unaudited pro forma consolidated financial statements are not intended to present or be indicative of the consolidated financial position and the consolidated results of operations that would have occurred if the transaction had been in effect on the dates indicated or of the financial position of operating results that may be obtained in the future.

	Pro Forma Year Ended March 31, 2003	Year Ended March 31,		
		2003	2002	2001
	(unaudited)		(audited)	
	(in thousands of dollars except per share amounts)			
Statement of Operations Data:				
Interest income	$ 1,339	$ 749	$ 1,574	$ 2,410
Research fees	2,411	-	-	-
	3,750	749	1,574	2,410
Expenses:				
Research and development	22,015	11,162	14,793	6,981
General and administrative costs	7,815	3,305	3,504	3,765
Amortization	1,371	1,001	929	617
Restructuring and project termination costs	1,571	-	-	-
Foreign currency translation loss	240	-	-	-
Total expenses	33,012	15,468	19,226	11,363
Loss for the period	$ (29,262)	$ (14,719)	$ (17,652)	$ (8,953)
Basic and diluted loss per common share	$ (0.37)[2]	(0.26)	(0.32)	(0.17)

	Pro forma As at March 31, 2003	As at March 31,	
		2003	2002
	(unaudited)	(audited)	
	(in thousands of dollars)		
Balance Sheet Data:			
Cash, cash equivalents and short-term investments	$ 35,304	$ 19,322	$ 35,363
Working capital	31,420	17,890	32,841
Total assets	42,860	24,336	40,509
Share capital	103,347	90,806	90,800
Deficit	(68,821)	(68,821)	(54,103)
Total shareholders' equity:	34,600	21,985	36,697

[2] The calculation of pro forma basic and diluted loss per common share is based upon the weighted average number of common shares that would have been outstanding assuming the 22,000,000 common shares comprising the purchase consideration were issued on April 1, 2002.

Quarterly Information		Total revenues		Earnings (loss) from Continuing Operations		Loss From Continuing Operations per share		Net earnings (loss)		Net earnings (loss) per share
2002										
1st Quarter	$	505	$	(4,406)	$	(0.08)	$	(4,406)	$	(0.08)
2nd Quarter		471		(3,689)		(0.07)		(3,689)		(0.07)
3rd Quarter		327		(4,202)		(0.07)		(4,202)		(0.07)
4th Quarter		271		(5,354)		(0.10)		(5,354)		(0.10)
2003										
1st Quarter	$	260	$	(4,792)	$	(0.08)	$	(4,792)	$	(0.08)
2nd Quarter		194		(4,758)		(0.09)		(4,758)		(0.09)
3rd Quarter		162		(2,955)		(0.05)		(2,955)		(0.05)
4th Quarter		133		(2,214)		(0.04)		(2,214)		(0.04)

Management's Discussion and Analysis

Overview

Inflazyme Pharmaceuticals Ltd. is a biopharmaceutical company focused on the discovery, development and commercialization of novel products to treat serious inflammatory diseases, such as asthma, allergic rhinitis, rheumatoid arthritis, psoriasis and inflammatory bowel disease. Inflazyme's near-term business strategy is to develop products to early stage clinical trials and partner with pharmaceutical companies to complete the development and commercialization of its products for specific diseases. Inflazyme believes that this strategy will build shareholder value and mitigate the risks inherent in the drug development process. Inflazyme has incurred significant losses since inception due to research, development and related expenditures, which Inflazyme has expensed in accordance with Canadian generally accepted accounting principles. Consequently, Inflazyme has a deficit of $68,821,466 at March 31, 2003. Inflazyme expects to incur losses for several years as it continues to commit resources to its research and development activities prior to product revenues, if any. See "Information Concerning Inflazyme – Risk Factors".

Year ended March 31, 2003 compared with the year ended March 31, 2002

The net loss for the year ended March 31, 2003 was $14,718,568 ($0.26 per common share) compared to $17,652,475 ($0.32 per common share) in the prior year. The decrease in the net loss was largely due to lower research and development expenses in 2003.

Total interest revenue for the year ended March 31, 2003 was $749,424 compared to $1,573,621 in the prior year, a decrease of $824,197. The decrease was primarily due to significantly lower interest rates earned on short-term investment balances in the current year and lower average cash and short-term investment balances in 2003 as a result of funding operations during the year. During the year, Inflazyme received a payment of $383,250 (US$250,000) from Helicon Therapeutics Ltd. ("Helicon") related to Helicon's exercising of its option to license a compound from Inflazyme's library of phosphodiesterase 4 compounds. This payment will be recognized as revenue over the expected period of Inflazyme's involvement with the development of the compound which is currently estimated to be 10 years.

Research and development expenses for the year ended March 31, 2003 were $11,161,585 compared to $14,793,303 in the prior year, a decrease of $3,631,718. The reduction was primarily related to a decrease in contracted clinical development activities. Clinical development activities for the current year related mainly to the completion of Phase I studies for IPL512,602 and IPL550,260 while clinical development activities for the prior period related to the commencement of the Phase I studies for IPL512,602 and IPL550,260 as well as Phase II testing of IPL576,092 for asthma. Contract pre-clinical activities for the current period were primarily for formulation and toxicology studies for IPL512,602 and for efficacy studies for IPL550,260 while contract pre-clinical activities for the prior period related to the completion of pre-clinical toxicology and pharmacokinetic studies for both IPL550,260 and IPL512,602 prior to the start of their respective Phase I clinical trials.

General and administration expenses for the year ended March 31, 2003 were $3,305,408 compared to $3,504,236 for the prior year, a decrease of $198,828. The decrease was the net effect of decreased corporate communication and interest expenses partially offset by the recognition of a currency exchange loss in the current year. Professional fees related to business development were higher in the current year but due to the capitalization of certain of these expenses related to the acquisition of GlycoDesign, the overall effect in the current year was to reduce the business development expense in the current year.

The increase in amortization expense of $72,442 in the current year is related to the fact that property and equipment purchased during the prior period as part of the equipping of the Company's expanded laboratory facilities has been depreciated for a full twelve months this year. In the prior year, it was amortized for only a portion of the period.

Year ended March 31, 2002 compared with the year ended March 31, 2001

The net loss for the year ended March 31, 2002 was $17,652,475 ($0.32 per common share) compared to $8,952,892 ($0.17 per common share) in the prior year. The increase in the net loss was due to lower interest revenues and higher research and development expenses in 2002.

Total interest revenue for the year ended March 31, 2002 was $1,573,621 compared to $2,410,201 in the prior year, a decrease of $836,580. The decrease was primarily due to significantly lower interest rates earned on short-term investment balances in the current year and lower average cash and short-term investment balances in 2002 as a result of funding operations during the year.

Research and development expenses for the year ended March 31, 2002 were $14,793,303 compared to $6,980,880 in the prior year, an increase of $7,812,423. The increase was primarily related to an increased use of contract research organizations for clinical and pre-clinical development activities. Increased clinical development activities for the current year related to the Phase II testing of IPL576,092 for asthma. In addition, in 2002, IPL550,260 and IPL512,602 each completed the first study and commenced a second study in Phase I human clinical trials. Contract pre-clinical development activities increased as Inflazyme completed pre-clinical toxicology and pharmacokinetic studies for both IPL550,260 and IPL512,602 prior to the start of Phase I clinical trials. Research and development costs were also higher during the current year due to an increase in the number of research scientists on staff compared to 2001.

General and administration expenses for the year ended March 31, 2002 were $3,504,236 compared to $3,764,944 for the prior year, a decrease of $260,708. The decrease was the net effect of decreased business development activities offset by higher personnel expenses in the current year.

Amortization expense has increased by $311,288 in the current year due to the amortization of property and equipment related to the construction and equipping of Inflazyme's new laboratory facilities.

Liquidity and Capital Resources

Inflazyme's working capital at March 31, 2003 was $17,889,914 compared to $32,841,015 at March 31, 2002. The decrease was primarily due to a lower combined total of cash and cash equivalents and short-term investments offset by a decrease in accounts payable and accrued liabilities. Cash and cash equivalents were $14,321,664 at March 31, 2003 compared to $4,926,266 at March 31, 2002, an increase of $9,395,398. Cash received from the net redemption of short-term investments of $25,436,750 were offset by cash used in operations of

$14,459,491, the repayment of the company's debt facility of $281,094, the net investment in property, equipment and other assets of $721,790, and the GlycoDesign deferred acquisition costs of $578,977.

Inflazyme believes that its current working capital position will enable Inflazyme to fund operating expenses and capital requirements beyond fiscal 2005 based on its current operating plans.

Management's Responsibility for Financial Reporting

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. These financial statements are the responsibility of management.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The financial statements include amounts that are based on the best estimates and judgments of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee consists of four directors not involved in the daily operations of Inflazyme. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

External auditors, PricewaterhouseCoopers LLP, have been appointed by the shareholders to express an opinion as to whether these consolidated financial statements present fairly, in all material respects, Inflazyme's financial position, results of operations and cash flows in accordance with Canadian GAAP.

Directors and Officers

The names and municipalities of residence of the directors and executive officers of Inflazyme and their positions with Inflazyme, their principal occupations within the five preceding years, together with the periods during which each director has served are set forth in the following table:

Name and Municipality of Residence	Position or Office	Year First Became Director	Principal Occupation During Last Five Years
Walter Lovenberg(1)(4) Cincinnati, Ohio	Chairman of the Board and Director	1996	President, Lovenberg Associates.
Ian McBeath West Vancouver, British Columbia	President and Chief Executive Officer and Director	1998	President and Chief Executive Officer and Director of Inflazyme, previously founding Director & CEO of Neurovex Ltd. (UK) (now BioVex). Formerly held CEO and Executive Management positions with Antisoma Ltd., Gensia Inc. and previously Marketing Director for ICI (now AstraZeneca).
Michael Liggett Langley, British Columbia	Chief Financial Officer	N/A	Chief Financial Officer of Inflazyme.

Name and Municipality of Residence	Position or Office	Year First Became Director	Principal Occupation During Last Five Years
Kevin Mullane Vancouver, British Columbia	Senior Vice President, Research and Development	N/A	Senior Vice President, Research and Development of Inflazyme and formerly held Vice President positions with Axiom Biotechnologies, Inc., Chugai, Biopharmaceuticals, Inc. and Gensia, Inc.
David Burgoyne Delta, British Columbia	Vice President of Business Development	N/A	Vice President of Inflazyme.
John Langlands Richmond, British Columbia	Vice President of Pre-clinical Development	N/A	Vice President of Pre-clinical Development of Inflazyme.
Jeremy Curnock Cook[1][2] London, U.K.	Director	1997	Executive Chairman, Bioscience Managers Limited, a corporate and investment advisory company. Formerly Managing Director of Bioscience Unit at Rothschild Asset Management Ltd.
Richard Jackson[3][4] Cincinnati, Ohio	Director	2001	President & CEO of EmerGen. Formerly Sr. VP, R&DAtrix Laboratories, Sr. VP Discovery Research Wyeth- Ayerst. Formerly VP Research, Marion Merrell Dow. Professor at Baylor College of Medicine & University of Cincinnati College of Medicine.
Donald Layne[2][4] Toronto, Ontario	Director	1997	Retired; formerly Senior Vice President of Research at Toronto Hospital.
William McConnell[1][3] Toronto, Ontario	Director	1998	Consultant; formerly a senior management consulting partner with KPMG Peat Marwick.
James Rae[1][3] Etobicoke, Ontario	Director	1996	Principal of Remedis, a healthcare consulting firm; Chairman Nimble Inc. and of AB Biopharma Inc.; formerly President of Cangene Corporation and Searle Canada.

Name and Municipality of Residence	Position or Office	Year First Became Director	Principal Occupation During Last Five Years
Graham Wilson[2] North Vancouver, British Columbia	Director	2002	Chairman, GraWil Consultants Inc.; previously Executive Vice President and CFO, and President and CEO, Services Division of Westcoast Energy Inc.

Notes:

[1] Member of the Corporate Governance and Nominating Committee.
[2] Member of the Audit Committee.
[3] Member of the Human Resources and Compensation Committee.
[4] Member of the Science Committee.

Except as disclosed, each of the persons listed above has been engaged for more than five years in his present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he currently holds his principal occupation.

Inflazyme, its directors and executive officers are not now, nor have they been within the last 10 years, subject to any cease trade orders, bankruptcies, penalties or sanctions.

Committees of the Board of Directors

Inflazyme has four Committees of the Board of Directors:

(a) the Audit Committee;

(b) the Corporate Governance and Nominating Committee;

(c) the Science Committee; and

(d) the Human Resources and Compensation Committee

Mandate of the Audit Committee

The Audit Committee is responsible for dealing with Inflazyme's auditors, and for ensuring that Inflazyme always has in place the accounting systems enabling it to produce its financial statement in accordance with generally accepted accounting principles. It also supervises the adoption and continued existence of effective internal control and risk management systems. The Audit Committee reviews the annual financial statements of Inflazyme, its quarterly financial statements and every other material document of a financial nature required in accordance with the laws and regulations governing Inflazyme. The Audit Committee is composed of outside and unrelated directors:

Mandate of the Corporate Governance and Nominating Committee

This Committee is responsible for evaluating Inflazyme's approach to corporate governance on an ongoing basis as well as proposing nominees to the Board. The Committee also assesses the effectiveness of the Board of Directors as a whole and the committees of the Board as well as the contribution of Directors. The Committee is composed of outside and unrelated Directors.

Mandate of the Science Committee and Scientific Advisory Board

The Science Committee is responsible for corresponding and interacting with the Company's Scientific Advisory Board ("SAB") in order to bring the outside views of the SAB to the Board of Inflazyme. The Science Committee oversees the scientific, research and development functions of Inflazyme. The Science Committee is composed of outside and unrelated Directors.

Mandate of the Human Resources and Compensation Committee

The Committee's responsibilities include the review and recommendation for Board approval of compensation policies for Inflazyme; the review and recommendation for the Board approval of compensation and incentive plans including bonus and option grants; and the performance review, recruitment and compensation for the Chief Executive Officer (including establishing objectives on an annual basis) and other senior officers, as well as executive and senior level recruitment, organizational development and succession planning for Inflazyme.

Executive Compensation

Summary Executive Compensation Table

The following table sets forth information concerning the compensation paid to Inflazyme's Chief Executive Officer and its four most highly paid executive officers (the "Named Executive Officers") during Inflazyme's three financial years ended March 31, 2003, March, 31, 2002 and March 31, 2001:

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Other Annual Compensation ($)	Securities Under Options(#)	Restricted Shares or Restricted Share Units($)	LTIP Payouts($)	All Other Compensation ($)
Ian McBeath President and Chief Executive Officer	2003 2002 2001	$415,000 $375,000 $285,000	$ 15,000 $ 60,000 $120,000	$40,963 $41,966 $42,838	nil 500,000 400,000[2]	nil nil nil	nil nil nil	$ 2,561 $24,532 $14,268
Dr. Kevin Mullane Senior Vice President, Research and Development	2003 2002 2001	$368,313 $328,750 $235,000	$12,000 $40,000 $80,000	$7,157 $8,793 $7,275	nil 35,000 nil	nil nil nil	nil nil nil	$ 1,196 $ 2,935 $64,628
Michael Liggett Chief Financial Officer	2003 2002 2001	$181,563 $165,000 $133,312	$ 9,000 $40,500 $25,000	$6,750 $6,750 $6,563	nil 20,000 20,000	nil nil nil	nil nil nil	nil nil nil
Jeffrey Bacha[3] Vice President, Corporate Development	2003 2002 2001	$37,500 $146,250 $131,250	nil $20,250 $15,000	$1,989 $7,842 $7,940	nil 15,000 20,000	nil nil nil	nil nil nil	nil nil nil
Dr. David Burgoyne Vice President, Business Development	2003 2002 2001	150,506 $142,594 $131,904	$7,000 $16,875 $15,000	$6,750 $6,750 $6,313	nil 20,000 10,000	nil nil nil	nil nil nil	nil nil nil
Dr. John Langlands[4] Vice President, Pre-Clinical Development	2003	$142,575	$11,000	$6,750	nil	nil	nil	nil

Notes:

(1) The annual bonuses are considered by the Human Resources and Compensation Committee in June of each year. The bonus amounts indicated were paid in the most recently completed financial year in respect of the previous year.

(2) 300,000 of these options vest only if certain objectives are achieved.

(3) Mr. Bacha resigned effective June 28, 2002.

(4) Dr. Langlands was not a Named Executive Officer in 2002 and 2001.

Aggregated Option Exercises During the 2003 Financial Year and Financial Year-End Option Values

The following table sets forth information concerning the exercise of options during the financial year ended March 31, 2003 and the value at March 31, 2003 of unexercised in-the-money options held by each of the Named Executive Officers:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[(1)] ($)	Unexercised Options at Financial Year-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Financial Year-End ($) Exercisable/Unexercisable[(2)]
Ian McBeath President and Chief Executive Officer	Nil	Nil	678,389/811,111	$0/$/0
Dr. Kevin Mullane Senior Vice President, Research and Development	Nil	Nil	262,639/22,361	$0/$/0
Michael Liggett Chief Financial Officer	Nil	Nil	140,111/13,889	$0/$0
Jeffrey Bacha [(3)] Vice President, Corporate Development	Nil	Nil	109,389/0	$0/$0
Dr. David Burgoyne Vice President, Business Development	Nil	Nil	136,111/13,889	$0/$0
Dr. John Langlands Vice President, Pre-clinical Development	Nil	Nil	104,306/10,694	$0/$0

Notes:

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain actually realized by the Named Executive Officer).

(2) The closing price of the Inflazyme Shares on the TSX on March 31, 2003 was $0.57.

(3) Mr. Bacha resigned effective June 28, 2002.

Indebtedness of Directors and Officers

No director or senior officer, nor any proposed nominee for director, nor any associate or affiliate of any of them, has been indebted to Inflazyme or its subsidiaries at any time since the beginning of the last completed financial year of Inflazyme for other than routine indebtedness except as follows:

Name and Principal Position	Involvement of Inflazyme	Largest amount outstanding during year ended March 31, 2002	Amount outstanding as of March 31, 2003
Ian McBeath President and Chief Executive Officer	Lender	$50,000	$50,000[(1)]
Kevin Mullane Senior Vice President, Research & Development	Lender	$12,533	$12,533[(2)]
	Guarantor	$30,000	$30,000[(2)]
	Lender	$32,200	$0

Notes:
(1) Pursuant to Mr. McBeath's employment agreement, Mr. McBeath has borrowed $50,000 from Inflazyme to help fund the purchase of his home. The loan is evidenced by a non-interest bearing promissory note that matures on the earlier of May 4, 2008 and upon Mr. McBeath ceasing to be employed by Inflazyme. There are no required payments until the promissory note matures. See "Information Concerning Inflazyme - Executive Compensation – Employment Agreements".
(2) The loan amount is payable on demand and is non-interest bearing. The guarantee relates to the purchase of an automobile.

Stock Option Plan

Inflazyme has adopted a formal stock option plan. Options have historically been granted by the Board of Directors from time to time to Directors, officers, employees and consultants as an incentive. The stock option plan established for the benefit of Inflazyme's directors, officers and key employees was adopted by the Board of the Directors in September 2001.

At present, a total of 4,122,256 common shares can be issued upon the exercise of options to directors, officers, employees and consultants through options granted by the Board of Directors of Inflazyme. No options have been exercised in the last fiscal year.

	Date of Grant (yyyy/mm/dd)	Expiry Date (yyyy/mm/dd)	Number of Common Shares Under Option	Exercise Price Per Common Share
(a) Current and Past Executive Officers of Inflazyme, as a group				
(4 persons)	September 16, 1998 to February 1, 2002	September 16, 2003 to February 1, 2012	2,078,500	$0.65-$4.41
(1 person)	November 20, 1998 to July 4, 2000	June 28, 2003	109,389	$0.65-$4.41
(b) Current and Past Directors of Inflazyme are not listed under (a), as a group				
(7 persons)	March 7, 2001 to October 2, 2002	March 7, 2006 to October 2, 2012	610,000	$0.37-$3.15
(2 persons)	April 17, 1998 to October 2, 2002	July 2, 2003 to March 31, 2004	200,000	$0.37-$3.15
(c) All other current and past employees of Inflazyme who are not listed under (a) or (b), as a group				
(49 persons)	November 20, 1998 to August 12, 2002	November 20, 2003 to August 12, 2012	1,018,411	$0.65-$7.00
(5 persons)	November 20, 1998 to December 15, 2000	May 24, 2003 to November 20, 2003	65,956	$0.65-$4.41
(d) All other current and past employees of GlycoDesign's subsidiaries who are not listed under (a), (b) or (c), as a group				
Nil	Nil	Nil	Nil	Nil
(e) Any other person or company (includes underwriters)				
(2 persons)	May 28, 2001	May 28, 2011	40,000	$3.15

Remuneration of Directors

Each director who is not an officer of Inflazyme receives a payment of US$2,500 per quarter. The chairman of the board of directors receives an additional US$3,750 per quarter. Each director is entitled, if certain conditions are met, to US$500 for each teleconference board meeting and each committee meeting. In addition, each director who is not an officer of Inflazyme and who spends more than two business days per month attending to the affairs of Inflazyme is entitled to receive US$1,500 per day for such additional days.

The aggregate direct remuneration paid or payable by Inflazyme and its subsidiaries whose financial statements are consolidated with those of Inflazyme to the directors (the secretary and the five highest-paid employees of the company are excluded as they are the Named Executive Officers) during its last completed financial year was $162,806. Reference should be made to the summary compensation table above for details of compensation paid to the sole director who was also an officer. Inflazyme has no subsidiaries whose financial statements are not consolidated with those of Inflazyme.

Except for options described below and as disclosed under "Executive Compensation", Inflazyme has not made and does not propose to pay, directly or indirectly, any other remuneration to the directors and the senior officers of Inflazyme pursuant to any existing plan or arrangement. No pension benefits are currently proposed to be paid to the directors and the senior officers of Inflazyme under any normal pension plan, directly or indirectly, by Inflazyme or any of its subsidiaries.

During Inflazyme's financial year ended March 31, 2003, options were granted to directors and senior officers of Inflazyme (other than the Named Executive Officers) to purchase Shares as follows:

Date of Grant	No. of Shares	Price Per Share	Option Expiry	Market Price at March 31, 2003	Market Price at Time of Grant
June 7, 2002 – October 2, 2002	270,000	$0.37 - $1.53	April 19, 2004 – October 2, 2012	$0.57	$0.37 - $0.82

During Inflazyme's financial year ended March 31, 2003, no options were exercised by directors and senior officers of Inflazyme (excluding Named Executive Officers) to purchase common shares.

As of March 31, 2003, there were options outstanding whereby an aggregate of 4,422,256 Shares may be purchased by the directors, senior officers, employees and consultants of Inflazyme.

Directors' and Officers' Liability Insurance

Inflazyme has purchased director's and officer's liability insurance in the amount of $10 million. The annual premiums paid in the most recent financial year was $50,500, and the policy has a $25,000 deductible amount.

Employment Agreements

Pursuant to an employment agreement dated as of May 4, 1998 (the "McBeath Employment Agreement") between Inflazyme and Ian McBeath, Mr. McBeath was appointed President and Chief Executive Officer of Inflazyme. The McBeath Employment Agreement provides for an annual bonus to Mr. McBeath as determined by the Board. Mr. McBeath has been granted 500,000 options at a price of $0.80 per Inflazyme Share (these options are fully vested); 100,000 options at a price of $1.32 (these options vested immediately); 100,000 options at an exercise price of $4.41 (these options vest over a three year period in accordance with the Stock Option Plan); 300,000 options at an exercise price of $4.40 (these options vest only if certain objectives are achieved); and 500,000 options at an exercise price of $2.65 (these options vest on July 3, 2003). Mr. McBeath is entitled to 18 months severance for termination without cause. Pursuant to the McBeath Employment Agreement, Mr. McBeath has borrowed $50,000 from Inflazyme to help fund the purchase of his home.

Pursuant to an employment agreement dated as of December 13, 1999 (the "Mullane Employment Agreement") between Inflazyme and Dr. Kevin Mullane, Dr. Mullane was appointed the Senior Vice President, Research and Development of the Company. The Mullane Employment Agreement provides for an annual bonus to Dr. Mullane as determined by the Board. In addition, Dr. Mullane received a US$30,000 signing bonus. Dr. Mullane has been granted 250,000 options at a price of $1.36 per Inflazyme Share (these options are fully vested; and 35,000 options at an exercise price of $2.01 (these options vest over a three year period in accordance with Inflazyme's Stock Option Plan). Dr. Mullane is entitled to 12 months severance on termination without cause. Dr. Mullane received $64,628 as reimbursement of relocation expenses. Inflazyme has guaranteed a personal loan in the amount of $30,000. Dr. Mullane has a non-interest bearing loan from Inflazyme of $12,533 evidenced by a demand promissory note.

Pursuant to an employment agreement dated as of February 17, 1997 (the "Liggett Employment Agreement") between Inflazyme and Michael Liggett, Mr. Liggett was appointed Chief Financial Officer of Inflazyme. Mr. Liggett was granted 120,000 options at a price of $0.65 per Inflazyme Share (these options are fully vested); 10,000 options at an exercise price of $4.41; 10,000 options at an exercise price of $3.55; and 20,000 options at an exercise price of $2.01. All options vest over a period of three years in accordance with the Inflazyme Stock Option Plan.

Pursuant to an employment agreement dated as of June 1, 1996 (the "Burgoyne Employment Agreement") between Inflazyme and Dr. David Burgoyne, Dr. Burgoyne was appointed as Vice President, Research. During fiscal 2001 Dr. Burgoyne was appointed Vice President of Lead Discovery and on June 30, 2002 Dr. Burgoyne was appointed Vice President, Business Development. Dr. Burgoyne was granted 120,000 options at a price of $0.65 per Inflazyme Share (these options are fully vested); 10,000 options at an exercise price of $4.41; and 20,000 options at an exercise price of $2.01. All options vest over a period of three years in accordance with the Inflazyme Stock Option Plan.

Consolidated Capitalization

The following table sets forth the capitalization of Inflazyme as at March 31, 2003 before giving effect to the merger.

Designation of Security	Amount Authorized	Amount Outstanding as at March 31, 2003
Long Term Debt	$1,000,000	$490,397
Shareholder's Equity		
Common Shares	100,000,000	$68,848,664 (57,550,080 shares issued)
Preference Shares	50,000,000	$21,957,676 (21,957,676 shares issued)
Deficit	-	($68,821,466)
Total Shareholders' Equity	-	$21,984,874

Description of Share Capital

The authorized capital of Inflazyme consists of 100,000,000 Inflazyme Shares without par value and 50,000,000 Class A Preferred Shares with a par value of $1.00 (the "Preference Shares") of which 30,000,000 are designated as Class A Preferred Shares, Series 1. As of March 31, 2003, there are 57,550,080 Inflazyme Shares issued and outstanding and 21,957,676 Class A Preferred Shares, Series 1 issued and outstanding. Also, Inflazyme has issued options exercisable into Inflazyme Shares which have expiry dates ranging from April 17, 2003 to January 2, 2013 with exercise prices ranging from $0.37 to $7.00. As of March 31, 2003, there were 4,422,256 options to purchase Inflazyme Shares outstanding.

All of the Inflazyme Shares rank equally as to voting rights, participation in the distribution of the assets of Inflazyme on a liquidation, dissolution or winding up of Inflazyme and the entitlement to dividends. The holders of the Inflazyme Shares are entitled to receive notice of all meetings of such shareholders and to attend and vote the Inflazyme Shares at the meetings. Each Inflazyme Share carries with it the right to one vote. In the event of a liquidation, dissolution or winding up of Inflazyme or other distribution of its assets, the holders of the Inflazyme Shares will be entitled to receive, on a pro-rata basis, all of the assets remaining after Inflazyme has paid out its liabilities and the distribution of dividends, if any, will be set by the Board of Directors of Inflazyme. There are no restrictions on the repurchase or redemption by Inflazyme of the Inflazyme Shares. There are no indentures or agreements limiting the payment of dividends. There are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to any Inflazyme shares. Provision as to modification, amendment or variation of the rights attached to the Inflazyme Shares are not contained in the Inflazyme's Memorandum and Articles and, therefore, provisions of the *BC Act* would apply.

The Preference Shares of Inflazyme have a par value of $1.00 each and are issuable in series as determined by the Board of Directors from time to time. The Board of Directors of Inflazyme will determine if the holders of Preference Shares are entitled, in priority to the holders of Inflazyme Shares, to dividends, if, and when, declared by the Board of Directors. The holders of Preference Shares are entitled, in priority to the holders of Inflazyme Shares, upon liquidation, dissolution or winding up of Inflazyme, to receive those assets of Inflazyme distributed to shareholders. There are no indentures or agreements limiting the payments of dividends on the Preference Shares. There are no pre-emptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking or purchase funds attached to the Preference Shares, as a class, although such rights and restrictions may be attached to a series of Preference Shares as determined by the Board of Directors from time to time. The Class A Preferred Shares, Series 1 are convertible into Inflazyme Shares and have priority up to the par value plus accrued but unpaid dividends, if any, on such shares to the holders of Inflazyme Shares, upon liquidation, dissolution or winding up of Inflazyme, to receive those assets of Inflazyme distributed to shareholders. The holders of the Class A Preferred Shares, Series 1 are not entitled to receive notice of nor to attend and vote at any meetings of the shareholders of Inflazyme, other than as set out in the *BC Act*. Inflazyme issued 21,957,676 Class A Preferred Shares, Series 1 to Aventis Pharma for total subscription proceeds of $21,957,676 (US$15,000,000). See "Information Concerning Inflazyme - Corporate Partnerships and License Agreements - Collaboration with Aventis Pharmaceuticals Inc. – Share Purchase Agreement – May 14, 1999"

Dividend Policy

Inflazyme has not declared any dividends on the Inflazyme Shares since its reorganization in December, 1993 and does not foresee the declaration or payment of any dividends on the Inflazyme Shares in the near future. Any decision to pay dividends on the Inflazyme Shares will be made by the Board of Directors of Inflazyme on the basis of Inflazyme's earnings, financial requirements and other conditions existing at such future time. At the discretion of the Board of Directors of Inflazyme, the rights and restrictions of a series of Preference Shares may include an obligation to pay dividends on such Preference Shares. The Class A Preferred Shares, Series 1 includes an obligation to declare and accumulate dividends in the same amount as any dividends declared on the Inflazyme Shares.

Prior sales

Since April 1, 2002, Inflazyme has not issued any Inflazyme Shares.

Principal Shareholders

The following table sets forth the name and municipality of residence of each person or company who owns beneficially, directly or indirectly, more than 10% of the outstanding common shares as at March 31, 2003.

Name and Address	Type of Securities	No. of Shares	% of Common Shares[(1)]
Aventis Pharmaceuticals Inc. Bridgewater, N.J., USA	Preference Shares	21,957,676	4.1% [(2)]

Notes:

(1) After giving effect to the conversion of the preferred shares at a conversion price of $9.00 per share.

(2) Based on the maximum conversion price of $9.00 per share. The minimum conversion price is $3.00 per share, which would result in Aventis Pharma holding 11.3% of the outstanding common shares.

As of the date of this Proxy Circular, the directors and officers of Inflazyme, as a group, beneficially owns or exercises control over less than 1% of the outstanding Inflazyme Shares.

Interest of Management and Others in Material Transactions

None of the present directors, executive officers or principal shareholders of Inflazyme and no associate or affiliate of any of them has any material interest in any transaction or proposed transaction which has materially affected or will materially affect Inflazyme except as contemplated by the Merger.

Material Contracts

There are no material contracts, other than the Merger Agreement, the Engagement Letter with SG Cowen Securities Corporation dated June 24, 2002 and contracts entered into in the ordinary course of business, that have been entered into by Inflazyme within the two year period preceding the date of this document.

A copy of the Merger Agreement may be inspected during ordinary business hours at the corporate head office of Inflazyme in Vancouver, British Columbia.

Legal Proceedings

Inflazyme is not a party to any outstanding legal proceedings and the directors of Inflazyme do not have any knowledge of any contemplated legal proceedings that are material to the business and affairs of Inflazyme.

Auditors, Transfer Agent and Registrar

The auditors of Inflazyme are PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia. Computershare Trust Company of Canada, at its principal offices in Vancouver, British Columbia is the registrar and transfer agent for the Inflazyme Shares.

Risk Factors

In addition to other information contained in this Proxy Circular, the business of Inflazyme is subject to a number of risks as outlined below:

Early Stage Development

Inflazyme is conducting early stage clinical, pre-clinical studies and research studies on a number of compounds the results of which are inherently unpredictable, and in the case of any given compound, if negative, could result in its abandonment and a loss of potential future revenues for Inflazyme. Furthermore, successful completion of clinical and pre-clinical studies would not necessarily be predictive of successful human testing in the future. To date, Inflazyme has not developed any commercial products and does not anticipate having commercially available products for several years. Meanwhile, Inflazyme will be required to make significant ongoing investment in research and development for a number of years prior to commercialization. See "Information Concerning Inflazyme - Risk Factors - Additional Financing". Even with adequate investment in research and development, there can be no assurance that Inflazyme will meet its projected timelines or that any of Inflazyme's compounds will be successfully developed and marketed. Also, there can be no assurance that Inflazyme's compounds will prove to be safe and effective in humans; that Inflazyme will receive the required regulatory approvals; that Inflazyme will be capable of producing its compounds in commercial quantities at reasonable costs; that Inflazyme will be able to successfully market its products; or that Inflazyme will be able to generate an acceptable return on its investment in research and development through license fees, milestone payments, sales, royalties or other forms of compensation.

Operating Losses

Inflazyme commenced research and development activities in 1993 but to date has not been profitable, and it has an accumulated deficit of $68,821,466 at March 31, 2003. Inflazyme has committed, and for the foreseeable future will continue to commit, significant financial resources to product development and research. Inflazyme is likely to continue to incur losses that could be substantial. There can be no assurance that Inflazyme will be able to achieve or sustain profitability.

Volatility of Common Share Price

The market prices for the securities of biopharmaceutical companies, including those of Inflazyme, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of a particular company. Factors such as fluctuations in the operating results of Inflazyme, announcements by Inflazyme's competitors of new therapeutic products or technological innovations, results of clinical trials, government regulation, public concern on safety of drugs, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of Inflazyme Shares.

Additional Financing

Inflazyme will require additional funds to continue research and product development, and to effect the expansion of its administrative and management staff that may be necessary if it is to be successful in achieving market acceptance for its products. Inflazyme intends to seek such additional funding through collaborative arrangements with others, or through the issuance of equity or debt. Adequate funds for these purposes may not be available when required or on terms acceptable to Inflazyme. If adequate funds are not available, Inflazyme may have to delay, trim or eliminate its research and product development programs, and other expenditures, adversely affecting its business, results of operations and prospects.

Intellectual Property

Inflazyme's success will depend on its ability to obtain patents, obtain exclusive rights to patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties. Inflazyme has attempted to protect its products and technologies through a combination of patent and trade secret laws. Inflazyme and its business partners have been granted patents and have filed a number of patent applications. There can be no assurance that filed and pending patent applications will be successful, that any patents issued are or will be valid, or that others will not develop functionally equivalent or superior technology that does not infringe Inflazyme's patents. There also can be no assurance that Inflazyme's existing patents will go unchallenged or that non-disclosure agreements with employees will provide meaningful protection for Inflazyme's trade secrets. Accordingly, Inflazyme may be vulnerable to competitors, which develop competing technology, whether independently or as a result of acquiring access to Inflazyme's trade secrets.

The patent positions of pharmaceutical and biopharmaceutical firms, including Inflazyme, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged regarding the breadth of biopharmaceutical patent claims that are granted by the United States Patent and Trademark Office or enforced by the US federal courts. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. There can be no assurance that any of Inflazyme's patent applications will result in the issuance of patents, that Inflazyme will develop additional proprietary products that are patentable, that any patents issued to Inflazyme will provide it with any competitive advantages or that such patents will not be challenged by any third parties, that the patents of others will not impede the ability of Inflazyme to do business or that third parties will not be able to circumvent Inflazyme's patents. Furthermore, there can be no assurance that others will not independently develop similar products, which duplicate any of Inflazyme's products, or, if patents are issued to Inflazyme, design around the patented products developed by Inflazyme.

A number of pharmaceutical and biopharmaceutical companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect Inflazyme's business. Some of these technologies, applications or patents may conflict with Inflazyme's technologies or patent applications. Such conflict could limit the scope of the patents, if any, that Inflazyme may be able to obtain or result in the denial of Inflazyme's patent applications. In addition, if patents that cover Inflazyme's activities are issued to other companies, there can be no assurance that Inflazyme would be able to obtain licenses to these patents on reasonable terms or be able to develop or obtain alternative technology. If Inflazyme does not obtain such licenses, it could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses could be prohibited. In addition, Inflazyme could incur substantial costs in defending itself in suits brought against Inflazyme on patents it might infringe or in filing suits against others to have such patents declared invalid.

Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, Ihflazyme cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions. Moreover, Inflazyme might have to participate in interference proceedings declared by the US Patent and Trademark Office to determine priority of invention, which could result in substantial cost to Inflazyme, even if the eventual outcome were favourable to Inflazyme. There can be no assurance that Inflazyme's patents, if issued, would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents.

Inflazyme has obtained certain exclusive rights to technology licensed from licensors to which a patent has been issued. See "Information Concerning Inflazyme - Intellectual Property - License Agreements" and "Information Concerning Inflazyme – Corporate Partnerships - Licensing". Inflazyme's success depends, in part, on its and the licensors' ability to protect the patents and to operate without infringing the proprietary rights of other companies. The patent positions of companies generally are highly uncertain and involve complex legal and factual questions. The patents may be challenged, invalidated or circumvented, or may not provide sufficient competitive advantage.

There can be no assurance that these licenses will not terminate or that they will be renewed. Inflazyme also plans to acquire additional licenses (or options to obtain licenses) to technologies developed by other companies and academic institutions. Pursuant to the terms of any additional license agreements that are negotiated, Inflazyme may be obligated to exercise diligence in bringing potential products to market, and to make certain milestone payments that, in some instances, could be substantial. Inflazyme may also be obligated to make royalty payments on the net sales, if any, of products resulting from licensed technology and, in some instances, may be responsible for the costs of filing and prosecuting patent applications.

Much of Inflazyme's know-how and technology may not be patentable, though this know-how and technology may constitute trade secrets. There can be no assurance that Inflazyme will be able to protect meaningfully its trade secrets. To help protect its rights, Inflazyme requires employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for Inflazyme's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Further, Inflazyme's business may be adversely affected by competitors who independently develop competing technologies, especially if Inflazyme does not obtain or only obtains narrow patent protection.

Regulatory Approvals

Inflazyme requires numerous regulatory approvals before its compounds can be marketed in jurisdictions that represent important markets such as the US, Canada, the European Union and Japan. Securing regulatory approval for the manufacture and sale of human therapeutics in all countries is a long, expensive process and there can be no assurance that Inflazyme will successfully secure the required regulatory approvals. Pre-clinical studies, clinical trials, manufacturing and marketing of products will be subject to rigorous review and approval processes of regulatory authorities such as the FDA in the US and the TPP in Canada. The regulatory process can take many years and require the expenditure of substantial resources. The data obtained from pre-clinical studies and clinical trials are susceptible to varying interpretations which could delay, limit or prevent regulatory approval in one or more jurisdictions. In addition, delays or rejections may be encountered based upon changes in policy by regulatory authorities during the period of product development and regulatory review. There can be no assurance that even after such time and expenditures, regulatory approval would be obtained for any products developed by Inflazyme. Moreover, if regulatory approval of a product is granted, such approval may entail limitations of the indicated use for which it may be marketed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and late discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. Further, additional governmental regulation may be established which could prevent or delay regulatory approval of Inflazyme's products.

Dependence on strategic partners and others

Inflazyme's strategy is to establish collaborative arrangements to conduct later stage development and commercialization of its products. There can be no assurance, however, that Inflazyme will be able to establish future collaborations on favourable terms, if at all, or that its current or future collaborative arrangements will be successful. Furthermore, once a collaborative arrangement is established, and Inflazyme is dependent upon the arrangement for development and commercialization of its products, a collaborative partner may delay or abandon development of Inflazyme's product for a variety of reasons that may or may not invalidate the product's commercial potential, which may adversely affect Inflazyme's business.

Rapid Technological Change

The biopharmaceutical and pharmaceutical industries are subject to rapid and substantial technological change. There can be no assurance that treatments developed by others will not render Inflazyme's products and compounds under development non-competitive. There can be no assurance that Inflazyme will be able to keep pace with technological developments. Competitors have developed and are developing treatments that could be the basis for competitive products. These products may be more acceptable to physicians, patients and healthcare reimbursement plans than the products developed by Inflazyme.

Market Acceptance

There can be no assurance that Inflazyme's products, if approved, will achieve market acceptance. The extent of physician and patient acceptance of Inflazyme's products will depend on a number of factors including, but not limited to, availability of competitive treatments, the relative cost of competitive treatments, relative safety versus efficacy profile of competitive treatments, inclusion in healthcare reimbursement plans and the extent of endorsement, if any, by the medical community as a whole. Healthcare reimbursement plans frequently challenge the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products and there can be no assurance that adequate third-party coverage will be available at price levels sufficient for Inflazyme to realize an appropriate return on its investment in product development. Further, its marketing strategy depends significantly upon its ability to establish strategic partnerships for its products and on the willingness and ability of the partners to further develop and distribute Inflazyme's products. There can be no assurance that Inflazyme will be successful in this regard.

No Dividends

Inflazyme has no fixed dividend policy and has not to date paid any dividends on the Inflazyme Shares and does not anticipate doing so in the foreseeable future.

Competition

The markets in which Inflazyme intends to sell its products are highly competitive. Many of Inflazyme's competitors have significantly greater resources and greater experience in the industry. Inflazyme's future is dependent on securing technological superiority in its products and maintaining such superiority in the face of new developments. There can be no assurance that Inflazyme will be successful in this.

Key Personnel

The success of Inflazyme depends upon a few key personnel and its ability to hire new skilled and experienced key personnel as Inflazyme grows. Significant disruption in Inflazyme's operation could be experienced if one or more key individuals were to become unavailable or if Inflazyme was unable to attract new skilled and experienced individuals.

Potential Product Liability

Testing and proposed commercialization of human therapeutic products involves an inherent risk of product liability claims and associated adverse publicity. There can be no assurance that Inflazyme will be able to obtain or maintain sufficient insurance coverage on acceptable terms with adequate coverage for its proposed clinical trials and potential products. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Inflazyme's potential products. A product liability claim brought against Inflazyme could have a materially adverse effect upon Inflazyme and its financial condition.

Manufacturing Uncertainties

Inflazyme's ability to conduct pre-clinical studies and clinical trials of its products and its ability to commercialize these products will depend upon its ability to manufacture such products, either directly or through third parties, at a competitive cost and in accordance with regulatory requirements. Inflazyme's products must be manufactured in commercial quantities at an acceptable cost and with sufficient quality, consistency, purity and stability. If Inflazyme is unable to do so, Inflazyme could experience delays in the regulatory process for products under development, suffer potential financial and competitively negative consequences and experience delays in the commercialization of its products.

The manufacture of Inflazyme's products are subject to GMP or other standards prescribed by the appropriate regulatory authority in the country of sale. If Inflazyme modifies its manufacturing process or changes the source or location of its product supply, regulatory authorities will require Inflazyme to demonstrate that the material produced from the modified or new process or facility is equivalent to the material used in Inflazyme's clinical trials. In addition, any manufacturing facility and quality control and manufacturing procedures used by Inflazyme for the commercial supply of products must comply with applicable regulatory standards, and there can be no assurance that such compliance will be achieved and maintained.

COMPETITION

The biopharmaceutical industry is characterized by extensive research efforts, rapid technological change and intense competition. Competition can be expected to increase, as technological advances are made and commercial applications for biopharmaceutical products increase. Competition in the biopharmaceutical industry is based primarily on product performance (including efficacy, safety, ease of use and adaptability to various modes of administration), patient compliance, price, acceptance by physicians, marketing and distribution. The availability of patent protection in the US and elsewhere and the ability to gain governmental approval for testing, manufacturing and marketing are also important factors.

Many companies of all sizes, including major pharmaceutical companies and specialized biopharmaceutical companies, are engaged in activities similar to those of the GlycoDesign, Inflazyme and the combined entity. Other groups active in the biopharmaceutical industry include educational institutions and public and private research institutions. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed and are also becoming increasingly competitive in recruiting personnel from the limited supply of highly qualified physicians, academic scientists, researchers and other professionals.

GlycoDesign is aware of a number of companies and entities currently seeking to develop new and improved products in the therapeutic areas targeted by GlycoDesign, Inflazyme and the combined entity. Many of these companies and entities have greater research and development capabilities, experience, manufacturing, marketing, financial and managerial resources than them and represent significant competition for them. Competitors may (i) use different technologies or approaches to develop products similar to products that they are seeking to develop; (ii) develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available than any developed by them; and (iii) succeed in obtaining regulatory approval of such products before they obtain approval of their products. There can be no assurance that the Company's or Inflazyme's products will compete successfully or that research and development will not render the Company's or

Inflazyme's products obsolete or uneconomical. See "Information Concerning GlycoDesign - Risk Factors" and "Information Concerning Inflazyme – Risk Factors".

In the long term, the ability to compete effectively will be based on a number of factors such as ability to: create and maintain scientifically advanced technology; develop superior products; attract and retain scientific personnel with a wide range of technical expertise and capability; obtain proprietary protection for products and processes; secure the required government approvals on a timely basis; identify and successfully pursue research and development projects for which significant market opportunities exist or are likely to develop; attract partners with adequate resources to be able to compete in the market; and manufacture and successfully commercialize products.

GlycoDesign and Inflazyme may face competition from other companies with respect to opportunities to enter into collaborative arrangements with pharmaceutical and biotechnology companies and from academic institutions and to obtain licenses to proprietary technology, including methods of drug delivery, from third parties.

The competition for personnel is intense and there is no guarantee that employees having the necessary expertise can be attracted or maintained.

See "Information Concerning GlycoDesign – Risk Factors" and "Information Concerning Inflazyme –Risk Factors".

REGULATORY MATTERS

The development, manufacturing, and ultimate marketing of pharmaceutical products are subject to regulations established by the government authorities in those jurisdictions where these products are expected to be marketed. The purpose of these regulations is to ensure the safety and efficacy of products and product candidates.

In Canada, these activities are regulated under the *Food and Drug Act* (Canada) and are enforced by the TPP. In the US, these activities are regulated under the *Federal Food, Drug, and Cosmetics Act* and are enforced by the FDA. In addition, GMP must be adhered to during production of all products intended for human use, including during clinical evaluation. In its initial stages of development, the Company will source all possible components from suppliers who manufacture according to GMP.

In general, the regulatory pathway to product approval includes conducting pre-clinical studies in animals. For pharmaceuticals, an IND application is required to be filed with the FDA and TPP prior to clinical testing in humans in the US and Canada, respectively. Results of these controlled clinical trials are detailed in the filing of a New Drug Submission (Canada) or a NDA (US); together with detailed information related to the product, its composition, its synthesis and manufacturing processes, and labelling method. The appropriate jurisdictional authority must review results from each clinical step before a biopharmaceutical can progress to the next phase. In summary, the following steps must be completed prior to obtaining approval for marketing in Canada and the US:

(a) **Pre-clinical Animal Studies** - These studies evaluate the safety and potential efficacy of a therapeutic product and form part of an IND application for which review under the TPP and FDA regulations is necessary prior to initiation of human clinical trials.

(b) **Phase I Trials** - These trials provide a preliminary evaluation of the product candidate's safety, pharmacokinetic profile, and pharmacodynamic effects in humans, as well as the toxicity of the treatment and the patients' tolerance to it.

(c) **Phase II Trials** - These trials assess the product candidate's short term safety and preliminary efficacy in a limited number of patients with the relevant disease or disorder for which the product is being developed. The appropriate dose ranges and regimens for Phase III trials are also determined during this phase.

(d) **Phase III Trials** - This involves a comprehensive evaluation of safety and efficacy of the product candidate in patients with the relevant disease or disorder. Phase III trials are carried out, typically on a multi-centre basis and usually measured against a current standard therapy. There must be a sufficient number of patients participating to obtain statistically significant results and these trials often also use control patients (who receive a placebo so other environmental factors can be ignored). The pattern and profile of all adverse reactions are investigated in detail and special features of the product candidate are explored.

Although only the jurisdictions of Canada and the US are discussed in this section, GlycoDesign or Inflazyme may seek regulatory approval in other jurisdictions and may be required to initiate clinical trials in the appropriate jurisdiction. In most instances the steps required to support US filings will be followed. In countries other than Canada and the US, the regulatory approval process for the manufacture and sale of pharmaceuticals varies from country to country. The time necessary to obtain regulatory approval may be longer or shorter than that required by the TPP or the FDA. If the possibility of foreign markets are explored, reliance on the use of foreign licenses to obtain the necessary regulatory approvals for marketing products in a particular foreign market may be required. See "Information Concerning GlycoDesign - Risk Factors" and "Information Concerning Inflazyme - Risk Factors".

Inflazyme intends to communicate in advance of filings with regulatory agencies in the US, in an effort to ensure that its pre-clinical and clinical protocols are designed to capture adequate data to support regulatory filing. The venue for clinical trials will be determined for each project based on the availability of the best possible clinicians to complete the clinical trials. While certain clinical trials may be pursued first in jurisdictions other than Canada and the US, Inflazyme will seek to ensure that all clinical trials will be completed consistent with the requirements of the FDA.

It is also the stated goal of GlycoDesign and Inflazyme to collaborate with large pharmaceutical companies once its products have been developed to a certain stage. These companies already have the corporate infrastructure in place to advance effectively and efficiently products through clinical trials and the regulatory environment. Inflazyme does not have the financial or human resources to undertake the large and costly studies associated with most Phase II trials and Phase III trials. Commercial licensing and collaborations are expected to be the main method of commercializing products. This strategy is designed to minimize both the infrastructure requirements of, and risks to, the business.

Under the *United States Orphan Drug Act*, the FDA may designate a product as an orphan drug if it is a drug intended to treat a 'rare disease or condition', which is a disease or condition that affects populations of fewer than 200,000 individuals in the United States or a disease whose prevalence is more than 200,000 where the sponsor establishes that it does not realistically anticipate that its product sales will be sufficient to recover its costs. The sponsor that obtains the first marketing approval for a designated orphan drug for a particular rare disease is eligible to receive marketing exclusivity for use of that drug for the orphan indication for a period of seven years. There is no assurance that the FDA would grant orphan drug designation or marketing exclusivity for any of the products of GlycoDesign or Inflazyme or that if granted, such exclusivity would effectively protect the product from competition.

GLOSSARY OF TECHNICAL TERMS

allergen	A foreign substance that leads to allergies by prompting an immune response..
allergy	A state of abnormal and individual hypersensitivity acquired through exposure to a particular allergen.
analogue	In reference to drugs, a compound that has an altered molecular structure from that of its parent compound. Useful analogues of existing drugs may be more potent and/or have fewer side-effects.
antithrombin	An enzyme inhibitor which binds, and inactivates thrombin.
asthma	A condition marked by recurrent attacks of breathlessness, with wheezing due to spasmodic constriction of the bronchi.
autoimmune diseases	Diseases in which an individual's immune system develops inappropriate responses to their own cells or tissues.
bioinformatics	The process of searching databases to identify genes associated with disease.
bronchi	The major air passages of the lungs.
bronchospasm	Causing constriction of the bronchi.
cAMP	Adenosine 3':5' - cyclic monophosphate - a second messenger in certain cell signalling pathways.
chemokines	A family of chemicals that attracts cells to the site of the inflammation.
clinical trials	Organized studies with human participants designed to provide statistically relevant clinical data for determining the efficacy and safety of new therapeutic agents, diagnostics and medical devices.
combinatorial chemistry	A branch of chemistry aimed at producing libraries of compounds designed to inhibit specific targets.
compound	A chemical molecule intended to be used as a therapeutic agent.
contignasterol	A natural compound isolated from the marine sponge Petrosia contignata.
computational chemistry	Use of theoretical chemistry methods to predict and simulate molecular properties, for example for targets and inhibitor compounds.
Core 2 glycosyltransferase (Core 2)	A glycosyltransferase enzyme which attaches carbohydrate chains to the side chain oxygen of the amino acids serine or threonine in glycoproteins. Core 2 controls the addition of the specific O-linked carbohydrate chain which is required for high affinity binding of PSGL-1 to selectins.
corticosteroids	Any of the steroid hormones produced by the adrenal cortex and their synthetic equivalents.
cytokines	A diverse group of biologically active protein molecules released by cells in response to activation or injury that participate in the immune and/or inflammatory response.

DMARDs	Disease-modifying anti-rheumatic drugs.
DNA	A double strand of deoxyribonucleic acid - the molecule that is the carrier of the genetic codes and the constituent of chromosomes found in all cells of the body.
edema	The accumulation of excess fluid in a fluid compartment. This accumulation can occur in the cells or in the intercellular spaces within tissues.
efficacy	The ability of a drug to achieve the desired effects.
endothelial cell	A type of cell which lines the cavities of the heart, blood and lymph vessels.
enzyme	A protein capable of enhancing the rate of a chemical reaction.
eosinophils	A type of white blood cell involved in inflammatory responses. High levels of these cells accumulate in the lungs during asthma or an ongoing allergic reaction.
etiology	The science of the causes of disease.
FDA	The United States Food and Drug Administration, the government agency which regulates the development, manufacture, use and sale of pharmaceutical drugs in the US.
GMP	Good Manufacturing Practices - a code of manufacturing practices followed by the pharmaceutical industry that provides a high level of certainty and assurance in a production and quality control operation; and "cGMP" means current Good Manufacturing Practices.
glucocorticoid	A form of corticosteroid commonly used as a therapeutic for anti-inflammatory diseases and as an immunosupressant.
glycoproteins	Proteins having carbohydrates attached to specific amino acid residues.
glycosyltransferase	An enzyme which transfers a sugar unit consisting of N-acetyl glucosamine from UDP GlcNAc (uridine diphosphate-N-acetyl glucosamine) to a growing sugar chain.
hemodialysis	A treatment for patients with kidney failure whereby blood is pumped outside the body to a machine that acts like an artificial kidney. This machine removes the extra fluids and wastes and returns the clean blood to the body.
heparin	A carbohydrate molecule which catalyzes the inhibition of thrombin by binding to, and activating antithrombin.
high throughput screening	The use of automated screening assays capable of testing large numbers of compounds in a short period of time.
histamine	A specific chemical that stimulates the constriction of smooth muscle in the bronchioles by binding to the H_1 receptor.
histopathology	Examination of changes of the structure and composition as a result of disease or damage.

hyperresponsiveness	Increased magnitude of effect to a fixed stimulus.
immunomodulatory	A selective suppression of specific immune responses.
immunosuppressive	Completely suppressing the immune response.
IND	Investigational New Drug application; a required regulatory filing made to the FDA or TPP prior to entering human clinical trials in their respective jurisdictions.
inhibitor	Having the effect of preventing or prohibiting a specific reaction.
in vitro	A biological process taking place outside the body (e.g. in test tubes).
in vivo	A biological process or reaction that occurs in the body of a living organism.
lead optimization	The application of medicinal and computational chemistry methods to improve the pharmacological properties of a lead compound.
leukocyte	A white cell whose chief function is to fight infection and repair injured tissues. Leukocytes leave the blood at the site of injury or inflammation.
leukotrienes	Any of a group of compounds derived via lipoxygenase enzymes from arachidonic acid that are potent mediators of inflammation.
macrophages	Mononuclear leukocytes that occur in tissues such as blood vessels, bronchi, etc. during chronic diseases.
medicinal chemistry	A branch of chemistry in which molecules are systemically modified in order to improve their pharmacological properties.
microemboli	Microscopic particles traveling through the bloodstream.
molecule	A group of atoms bonded together to form a stable composition of matter.
NDA	A new drug application filed with the FDA.
PDE	Phosphodiesterase, an intracellular enzyme that regulates the levels of cyclic AMP, an important second messenger that regulates cellular function.
PDE4	Phosphodiesterase 4, a key form of phosphodiesterase found in many inflammatory cells (i.e. neutrophils, monocytes, lymphocytes).
PCT	The Patent Co-operation Treaty, a single international application that specifies those jurisdictions that are party to the PCT in which patent protection is ultimately to be sought. The PCT application effectively creates a bundle of separate territorial applications but no patent can be granted directly from the PCT application.
patency (e.g. of a catheter)	The period of time a catheter remains clot-free, allowing blood or fluids to travel freely through the catheter.
pharmacodynamic	The study of the mechanism of action of drugs and the biochemical and physiological effects.

pharmacokinetic	The study of the movement of drugs in the body including processes of absorption, distribution, localization in tissues, biotransformation and excretion.
pharmacology	The science that deals with the origin, nature, chemistry, effects and uses of drugs.
pharmacophore	The combination of atoms or centers within a small molecule which have critical interactions with the biochemical target.
Phase I trials	Initial clinical studies in humans, using small doses and a limited number of healthy volunteer participants to assess safety, metabolism and excretion of a drug or drug combination.
Phase IIa trials	Means clinical studies in patients to further assess the safety and efficacy of a drug or drug combination in a non-comparative manner.
Phase IIb trials	Extended clinical studies in patients beyond Phase IIa trials to further assess the safety and efficacy of a drug or drug combination in a non-comparative manner.
Phase III trials	Randomized and controlled clinical studies in patients designed to evaluate the comparative safety and efficacy of a drug or drug combination. Also, the principal data used by regulatory agencies to approve or reject a product licensing application.
placebo	An inert substance causing no effect used as a comparator in a pre-clinical study and clinical trial.
pre-clinical studies	Studies that evaluate compounds in disease models that mimic the human disease condition.
prostaglandins	Any of a group of naturally occurring, chemically related, long-chain unsaturated hydroxy fatty acids that, among other biological effects, control inflammation.
pentasaccharide	A 5-sugar unit sequence in heparin which is required for binding to and activating antithrombin.
P-selectin	A protein found on endothelial cells which is the counter-receptor for the active form of PSGL-1, which is expressed on the surface of leukocytes.
PSGL-1	P-selectin glycoprotein ligand-1. An adhesion molecule present on the surface of leukocytes. In its active, glycosylated form, PSGL-1 binds to P-selectin, causing leukocytes to slow down and roll along the endothelium.
receptor	A molecule on the surface of a cell that is designed to interact specifically with another molecule in order to modify cellular behaviour.
receptor antagonist	A molecule that binds to a cellular receptor for a substance blocking the action of that substance without producing any physiological effect itself.
respirology	The study of breathing.
RNA	A single strand of ribonucleic acid normally made by transcription from a DNA molecule and is primarily associated with the synthesis of proteins.

siRNA	Small interfering RNAs. Introduction of siRNAs into cells inhibits the expression of genes in a sequence-dependent fashion. Once inside the cell, siRNA molecules are incorporated into a complex which targets and destroys the transcribed gene (messenger RNAs) which have a sequence complementary to the siRNA.
statistically significant	A mathematical derivation which determines that differences in response seen after a drug treatment are unlikely to be by chance.
steroid	A complex molecule containing a specific arrangement of carbon atoms in four interlocking rings (three rings contain six carbon atoms each, the fourth contains five). Steroids are important in body chemistry. Among them are the male and female sex hormones, such as testosterone and estrogen, and the hormones of the adrenal glands, including glucocorticoids which are involved in regulation of proteins, carbohydrates and lipids.
structure-based design	A technique of accelerating lead optimization using the 3 dimensional structure of targets.
targets	Molecules that have been identified as having significant roles in disease.
T-cells	White blood cells that originate in the thymus gland. T-cells play a pivotal role in both humoral and cellular immunity. They are key components of the acquired immune system.
thrombin	An enzyme which catalyzes the conversion of fibrinogen, a soluble protein, to fibrin, an insoluble protein which forms the matrix of a clot.
thromboemboli	Emboli which are composed primarily of blood clots.
thrombosis	A serious medical condition where blood clots either partially or completely block blood flow through an artery or vein.
toxicology	The science or study of poisons.
TPP	Therapeutic Products Program (previously the Health Protection Branch) of Health and Welfare Canada - the government agency that regulates the development, production, quality, safety and efficacy of biological and pharmaceutical products in Canada.
transcription	The process by which information contained within the DNA is transferred to a newly synthesized RNA molecule.
transendothelial migration	Movement across a layer of endothelial cells.

DIRECTORS' APPROVAL

The information contained or referred to in this Proxy Circular with respect to GlycoDesign and Inflazyme has been furnished by GlycoDesign and Inflazyme, respectively.

The contents and the sending of this Proxy Circular have been approved by the Board of Directors of GlycoDesign.

Michael M. Thomas
President and Chief Executive Officer
GlycoDesign Inc.

Toronto, Ontario
April 30, 2003

SCHEDULE A – CONSOLIDATED FINANCIAL STATEMENTS OF GLYCODESIGN

Consolidated Financial Statements of

GlycoDesign Inc.

(A DEVELOPMENT STAGE COMPANY)

Years ended January 31, 2003, 2002
and 2001 and period from inception on
December 30, 1993 to January 31, 2003



KPMG LLP
Chartered Accountants
Yonge Corporate Centre
4100 Yonge Street Suite 200
Toronto ON M2P 2H3

Telephone (416) 228-7000
Telefax (416) 228-7123
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of GlycoDesign Inc. (a Development Stage Company) as at January 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended January 31, 2003 and for the period from inception on December 30, 1993 to January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2003 and for the period from the date of inception on December 30, 1993 to January 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

March 7, 2003

GlycoDesign Inc.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(In thousands of dollars)

January 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 15,803	$ 1,464
Short-term investments	3,000	32,039
Tax credits recoverable	850	650
Prepaid expenses and other assets	611	818
	20,264	34,971
Capital assets (note 5)	2,454	3,380
Acquired research and development (note 6)	5,449	8,321
	$ 28,167	$ 46,672
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,985	$ 2,051
Current portion of obligation under capital lease and promissory notes (note 11(a))	585	488
	2,570	2,539
Deferred lease benefits	1,016	1,023
Obligation under capital leases and promissory notes (note 11(a))	752	1,173
Shareholders' equity:		
Share capital (note 7)	97,547	97,547
Deficit accumulated during the development stage	(73,718)	(55,610)
	23,829	41,937
Going concern (note 2)		
Commitments and contingencies (note 11)		
Subsequent events (note 18)		
	$ 28,167	$ 46,672

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director

Director

GlycoDesign Inc.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit
(In thousands of dollars, except per share amounts)

	Years ended January 31, 2003	2002	2001	Cumulative from December 30, 1993 to January 31, 2003
Revenue:				
Research fees	$ 2,411	$ 3,017	$ 2,956	$ 9,929
Interest	590	1,837	1,609	5,975
	3,001	4,854	4,565	15,904
Expenses:				
Research and development	14,386	17,169	13,467	72,776
Tax credits	(200)	(655)	(330)	(5,681)
	14,186	16,514	13,137	67,095
General and administration	5,112	4,563	2,955	21,170
Restructuring and project termination costs	1,571	–	–	1,571
Write-down of acquired research and development	–	230	–	230
Foreign currency translation loss (gain)	240	(494)	(181)	(444)
	21,109	20,813	15,911	89,622
Loss for the period	(18,108)	(15,959)	(11,346)	(73,718)
Deficit, beginning of period	(55,610)	(39,651)	(28,305)	–
Deficit, end of period	$ (73,718)	$ (55,610)	$ (39,651)	$ (73,718)
Basic and diluted loss per common share (note 8)	$ (1.52)	$ (1.34)	$ (1.24)	

See accompanying notes to consolidated financial statements.

GlycoDesign Inc.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(In thousands of dollars)

	Years ended January 31, 2003	2002	2001	Cumulative from December 30, 1993 to January 31, 2003
Cash provided by (used in):				
Operations:				
Loss for the period	$ (18,108)	$ (15,959)	$ (11,346)	$ (73,718)
Items not involving cash:				
Amortization	3,935	3,912	3,029	14,990
Write-down of acquired research and development	–	230	–	230
Other non-cash items	150	(1,887)	121	(1,671)
Change in non-cash operating working capital (note 9(a))	(59)	2,900	1,552	3,342
	(14,082)	(10,804)	(6,644)	(56,827)
Financing:				
Promissory notes issued	–	367	–	367
Payment of obligation under capital leases and promissory notes	(538)	(174)	–	(712)
Shares issued	–	–	37,766	74,251
Warrants exercised	–	–	–	1,350
Options exercised	–	33	44	77
Leasehold allowance received	–	185	–	894
	(538)	411	37,810	76,227
Investments:				
Business acquisition	–	–	–	5,502
Short-term investments redeemed (purchased)	29,039	4,870	(29,546)	(3,000)
Intellectual property rights acquired	–	–	–	(110)
Capital assets acquired	(80)	(745)	(1,133)	(6,054)
Capital asset disposal proceeds	–	–	–	65
	28,959	4,125	(30,679)	(3,597)
Increase (decrease) in cash and cash equivalents	14,339	(6,268)	487	15,803
Cash and cash equivalents, beginning of period	1,464	7,732	7,245	–
Cash and cash equivalents, end of period	$ 15,803	$ 1,464	$ 7,732	$ 15,803

Supplemental cash flow information (note 9(b))

See accompanying notes to consolidated financial statements.

1. The Company and business:

GlycoDesign Inc. (the "Company"), a biopharmaceutical company, is engaged in the discovery and development of proprietary drugs for the treatment or prevention of cardiovascular and chronic inflammatory diseases, as well as cancer. The Company's resources are focused on two lead anti-thrombotic drug candidates, GH9001 and ATH, completing Phase 1 and preclinical development, respectively, as well as the development of novel glycotherapeutics at the discovery stage for the potential treatment of chronic inflammation and cancer. The operations of the Company are not subject to seasonality or cyclicality factors.

The Company is considered to be in the development stage and expects to incur additional losses and require additional financial resources to achieve commercialization of its products. It is not possible to predict the future outcome of the Company's research and development programs or the Company's ability to fund its future cash requirements.

The common shares of the Company are listed on The Toronto Stock Exchange.

2. Going concern:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company experienced significant losses in 2003 and 2002 and has experienced significant negative cash flow from operations over a number of years.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

3. Significant accounting policies:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.

(a) Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Vascular Therapeutics, Inc., a California company, and GlycoDesign Therapeutics Canada, Inc., which were acquired on July 30, 1999. All significant intercompany transactions and balances have been eliminated.

(b) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant areas requiring the use of estimates relate to the useful life and recoverability of the acquired research and development. The recoverability of the acquired research and development is linked to the future results obtained from the clinical trials process and the ultimate commercialization of the underlying technology. Actual results could differ from those estimates.

(c) Revenue recognition:

Contract research and development revenue consists of non-refundable amounts earned under agreements with the Company's strategic partners. These contract research fees generally compensate the Company for discovery and pre-clinical activities performed by the Company related to development programs for certain products and product candidates of the Company. Contract research and development fees are recognized as revenue when research and development activities are performed under the terms of the agreement.

3. **Significant accounting policies (continued):**

(d) Research and development:

Internally generated research costs, including the costs of patent applications, are expensed as incurred. Development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. To January 31, 2003, the Company has not deferred any development costs. Refundable tax credits earned on Scientific Research and Expenditures Development ("SR&ED") expenditures are recorded as a reduction of research costs in the period the research costs are incurred.

The Company capitalizes the costs of acquired research and development representing scientific technology, compounds, patents, licenses and other intellectual property rights. These costs are amortized on a straight-line basis over five years. The carrying value of acquired research and development is reviewed on a regular basis for the existence of facts or circumstances both internally and externally that may suggest permanent impairment. Should there be permanent impairment, the Company measures the amount of the impairment based on undiscounted expected future cash flows and charges such impairment to the consolidated statements of operations and deficit.

The carrying amount of the acquired research and development does not necessarily reflect the present or future value of the underlying intellectual property. The amount recoverable is dependent on the continuing advancement of the research ultimately toward successful commercialization by the Company, or on the licensing of the research to third parties for valuable consideration. It is not possible to predict the outcome of these research and development programs, nor their potential to be licensed to third parties.

(e) Cash and cash equivalents:

Cash and cash equivalents include unrestricted cash on hand and in banks, in term deposits and in commercial paper with original maturities of three months or less.

3. Significant accounting policies (continued):

(f) Short-term investments:

Short-term investments are stated at the lower of cost and quoted market value.

(g) Capital assets:

Capital assets are recorded at cost less specifically related tax credits. Capital assets are amortized on a straight-line basis at the following annual rates:

Laboratory infrastructure	10%
Scientific computers and equipment	33%
Scientific computer software	Over useful life, not to exceed 10 years
Administration equipment, furniture and fixtures	33%
Leasehold improvements	Term of lease

(h) Tax credits:

The benefits of tax credits for SR&ED are recognized in the period the qualifying expenditures are made provided there is reasonable assurance of recoverability. The tax credits reduce the cost of capital assets and research and development expenses as applicable.

(i) Foreign currency translation:

Foreign operations and foreign currency denominated items are translated into Canadian dollars. Monetary assets and liabilities of the Company's integrated foreign subsidiary are translated into Canadian dollars at the rates of exchange in effect at the consolidated balance sheet dates. Non-monetary items are translated at rates of exchange in effect when the assets and liabilities were acquired or obligations incurred. Expenses are translated at average exchange rates prevailing during the period. Exchange gains and losses arising on translation are included in the consolidated statement of operations and deficit.

---

3. Significant accounting policies (continued):

(j) Income taxes:

The Company accounts for income taxes using the asset and liability method. Future tax assets and liabilities are recognized for the future taxes attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operating results in the period of the rate change enactment or substantive enactment. A valuation allowance against future tax assets is provided to the extent that the realization of these future tax assets is not considered more likely than not.

(k) Stock-based compensation and other stock-based payments:

Effective February 1, 2002, the Company prospectively adopted the new accounting recommendations published by The Canadian Institute of Chartered Accountants ("CICA") relating to stock-based compensation and other stock-based payments made in exchange for goods and services. Canadian GAAP requires accounting for stock-based payments to non-employees using the fair value-based method of accounting. Canadian GAAP allows accounting for stock-based payments to employees and directors using the fair value-based method. The Company has elected to account for its share option plans for employees and directors using the intrinsic value-based method, and to disclose pro forma net loss and loss per share information using the fair value-based method (note 7). Under the intrinsic value-based method, deferred stock-based compensation is recorded if, on the measurement date of the grant, the fair value of an underlying common share exceeds the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the option. Stock options granted to consultants and other non-employees are accounted for using the fair value-based method. Under this method, options granted are recognized at their fair value as services are performed and options earned. The adoption of the new recommendations resulted in a charge of $9,000 to the Company's consolidated loss for the period, financial position and cash for the year ended January 31, 2003.

3. Significant accounting policies (continued):

(l) Goodwill and other intangible assets:

Effective February 1, 2002, the Company prospectively adopted the new accounting recommendations published by the CICA relating to business combinations, goodwill and intangible assets. Accordingly, the Company reviewed the classification of the acquired research and development ("R&D") assets acquired as part of a previous business combination and concluded that no changes were required. The new standard does not change the accounting for intangible assets with determinable lives, so they continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use. The adoption of the new recommendations had no effect on the consolidated financial statements of the Company.

(m) Deferred lease benefits:

Deferred lease benefits are comprised of lease incentives provided to the Company in the forms of leasehold allowance incentives as well as reduced rent incentives. These incentives are amortized over the life of the lease.

(Tabular amounts in thousands of dollars, except per share amounts)

4. Tax credits and income taxes:

The tax effect of temporary differences that give rise to significant future tax assets and future tax liabilities of the Company and its subsidiary are presented below:

	2003	2002
Future tax assets:		
Non-capital losses carried forward	$ 20,903	$ 20,444
Research and development costs	13,737	10,313
Capital assets - differences between net book value and undepreciated capital cost	349	90
Share issue cost and other tax deduction	802	1,076
	35,791	31,923
Less valuation allowance	33,938	29,356
Total future tax assets	1,853	2,567
Future tax liabilities:		
Refundable tax credits	–	(67)
Acquired research and development costs	(1,853)	(2,500)
Total future tax liabilities	(1,853)	(2,567)
Net future tax assets	$ –	$ –

(Tabular amounts in thousands of dollars, except per share amounts)

4. Tax credits and income taxes (continued):

At January 31, 2003, the Company and its Canadian subsidiary have unclaimed SR&ED expenditures for tax purposes and non-capital losses available to reduce future federal and provincial taxable income as detailed below. The benefit of these deductions and losses have not been recorded in the consolidated financial statements.

	Federal	Ontario
Research expenditure pool (no expiry date)	$ 46,677	$ 42,646
Non-capital losses (deductible up to and including):		
2004	8,616	13,020
2005	15,907	18,803
2006	3,745	6,557
2007	2,573	4,650
2008	2,182	4,586
2009	3,278	3,904
2010	4,127	4,766
	$ 40,428	$ 56,286

In addition, the Company's U.S. subsidiary, Vascular Therapeutics, Inc., also has non-capital losses of approximately $21,935,000 (U.S. $13,940,000) included in the consolidated non-capital losses at January 31, 2003, which are available to reduce future taxable income earned in the United States expiring between 2010 and 2020, the benefit of which has not been recognized in the consolidated financial statements.

(Tabular amounts in thousands of dollars, except per share amounts)

4. Tax credits and income taxes (continued):

The Company also has $8,232,000 of investment tax credits ("ITCs") on SR&ED expenditures which have not been recognized in the accounts. The eligibility of the Company for provincial research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims. The ITCs will expire as follows:

2005	$ 2
2006	180
2007	82
2008	435
2009	853
2010	475
2011	1,690
2012	2,519
2013	1,996
	$ 8,232

5. Capital assets:

	2003		2002	
	Cost	Accumulated amortization	Cost	Accumulated amortization
Laboratory infrastructure	$ 1,127	$ 767	$ 1,085	$ 656
Scientific computers and equipment	3,681	2,705	3,596	2,044
Scientific computer software	711	395	705	368
Administration equipment, furniture and fixtures	672	580	667	465
Leasehold improvements	1,382	672	1,382	522
	$ 7,573	$ 5,119	$ 7,435	$ 4,055
Net book value	$ 2,454		$ 3,380	

(Tabular amounts in thousands of dollars, except per share amounts)

5. Capital assets (continued):

Included in the above are assets under capital leases with a total cost of $1,675,000 (2002 - $1,460,000) and a net book value of $910,000 (2002 - $1,217,000). Amortization of assets under capital leases amounted to $522,000 (2002 - $243,000).

6. Acquired research and development:

	2003		2002	
	Cost	Accumulated amortization	Cost	Accumulated amortization
Acquired research and development	$ 15,314	$ 9,865	$ 15,314	$ 6,993
Net book value		$ 5,449		$ 8,321

7. Share capital:

	2003	2002
Common shares	$ 97,513	$ 97,513
Options	34	34
	$ 97,547	$ 97,547

(Tabular amounts in thousands, except per share amounts)

7. **Share capital (continued):**

(a) Authorized:
Unlimited voting common shares

Issued and outstanding:

	2003		2002		Cumulative from December 30, 1993 to January 31, 2003	
	Number	Amount	Number	Amount	Number	Amount
Common shares, beginning of period	11,913	$ 97,513	11,906	$ 97,480	–	$ –
Issued for cash	–	–	–	–	3,032	25,059
Issued for intellectual property	–	–	–	–	217	975
Issued for service	–	–	–	–	48	270
Class A and B conversions	–	–	–	–	6,195	49,192
Issued to acquire Vascular Therapeutics, Inc.	–	–	–	–	2,179	20,590
Warrants exercised	–	–	–	–	225	1,350
Options exercised	–	–	7	33	17	77
Common shares, end of period	11,913	$ 97,513	11,913	$ 97,513	11,913	$ 97,513

(Tabular amounts in thousands, except per share amounts)

7. **Share capital (continued):**

(b) Common share warrants:

	2003	2002
Balance, beginning of year	319	709
Expired	(319)	(390)
Balance, end of year	–	319

(c) Common share options:

The Company's Stock Option Plan provides for the grant of options to employees, officers, directors, consultants and insiders (as such term is defined in the Securities Act (Ontario)) of the Company.

The maximum number of shares issuable under the Stock Option Plan is 2,200,000. Options held by any one person under the Stock Option Plan together with any other options granted to that person may not at any time exceed 5% of the aggregate number of common shares outstanding from time to time. Options held by insiders may not at any time exceed 15% of the aggregate number of common shares outstanding from time to time. The options granted under the Stock Option Plan are non-assignable and non-transferable and have a maximum term of 10 years and an exercise price that is no less than the market price of the common shares on the date of their grant. These options generally vest over a three-year period; however, the board of directors may elect to have the options vest over a different period.

The Company had granted options to its directors, officers, employees and consultants pursuant to the incentive share option plan existing prior to November 30, 2000. The number of shares issuable under that incentive share option plan is 1,283,022. These options are unaffected by the new Stock Option Plan, but no new options will be granted under the former incentive share option plan. Each option under both plans allow the holder to purchase one common share and the outstanding options have expiry dates ranging from March 2002 to July 2009.

(Tabular amounts in thousands, except per share amounts)

7. Share capital (continued):

The following table provides additional information regarding the Company's stock-based compensation plans:

	2003		2002	
	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding, beginning of year	1,844	$ 8.88	1,414	$ 9.44
Granted	885	2.85	534	7.31
Expired or cancelled	(982)	8.61	(97)	8.69
Exercised	–	5.73	(7)	4.50
Outstanding, end of year	1,747	5.73	1,844	8.88
Exercisable, end of year	736	8.60	1,262	9.35

	2003			2002		
	Options outstanding		Options exercisable	Options outstanding		Options exercisable
Exercise price	Number	Weighted average remaining contractual life (years)	Number	Number	Weighted average remaining contractual life (years)	Number
$ 0.40	45	6.8	–	–	–	–
$ 1.41	210	6.4	–	–	–	–
$ 2.04	6	9.3	6	–	–	–
$ 3.50	596	9.2	–	–	–	–
$ 3.89	14	4.0	14	14	5.0	14
$ 4.50	–	–	–	7	0.3	7
$ 7.36	244	4.5	139	502	6.4	19
$ 9.00	598	2.1	554	1,019	3.0	991
$10.95	23	4.6	16	137	5.0	77
$11.04	11	4.5	7	16	5.9	5
$11.75	–	–	–	149	0.8	149
	1,747	5.6	736	1,844	3.9	1,262

(Tabular amounts in thousands, except per share amounts)

7. Share capital (continued):

During the year ended January 31, 2003, the Company granted 871,173 common share options to employees and 14,463 common share options to a director and a non-employee as compensation for consulting services. The Company also modified the terms of 266,667 common share options to accelerate the vesting period and extend the expiry date beyond the termination of employment. The total common share options granted and modified amounted to 1,140,100 for the year ended January 31, 2003.

The Company accounts for stock-based compensation awards granted to employees using the intrinsic value-based method. Stock-based options granted to directors as compensation for consulting services are accounted for using the fair value-based method.

The common share options granted as compensation for consulting services resulted in a $9,000 charge for the year ended January 31, 2003. No compensation costs have been recognized for common shares granted to employees of the Company.

The fair value of each common share option grant is estimated on the date of grant or modification using the Black-Scholes option pricing model. For the year ended January 31, 2003, the weighted average assumptions were dividend yield of nil, expected volatility of 71%, weighted average risk-free interest rate of 4.5% and weighted average expected life of seven years.

Had the fair value-based method been applied to all common share options granted and modified, the Company's pro forma loss would have been $18,886,000 or $1.59 per common share for the year ended January 31, 2003. The resulting weighted average per share grant date fair value of the employee and non-employee options issued in 2003 was $1.28.

The above pro forma disclosure excludes the effect of stock options granted before February 1, 2002. The effect of applying CICA Handbook 3870 to calculate employee compensation costs may not be representative of the effects on the pro forma net loss in future periods.

(Tabular amounts in thousands, except per share amounts)

8. **Loss per common share:**

The computations for basic and diluted loss per common share are as follows:

	2003	2002	2001
Loss for the year	$ (18,108)	$ (15,959)	$ (11,346)
Average number of common shares outstanding:			
Basic and diluted	11,913	11,910	9,149
Effect of stock options	–	–	–
	11,913	11,910	9,149
Loss per common share:			
Basic and diluted	$ (1.52)	$ (1.34)	$ (1.24)

Share options and warrants to purchase 1,746,907 common shares were outstanding in 2003 (2002 - 2,163,247 common shares; 2001 - 2,122,705 common shares) but were not included in the computation of diluted earnings per share because the exercise of the potentially dilutive options have an anti-dilutive effect on earnings per share and/or because the options' exercise price was greater than the average market price of the common shares for the reporting period.

The effect of potentially dilutive securities were excluded from the computation of diluted loss per common share as they are anti-dilutive due to the basic loss per share.

(Tabular amounts in thousands, except per share amounts)

9. Supplemental cash flow information:

(a) Change in non-cash operating working capital:

	2003	2002	2001	Cumulative from December 30, 1993 to January 31, 2003
Tax credits recoverable	$ (200)	$ 684	$ 1,170	$ 464
Prepaid expenses and other assets	207	(120)	(478)	(477)
Accounts payable and accrued liabilities	(66)	2,336	860	3,355
	$ (59)	$ 2,900	$ 1,552	$ 3,342

(b) Supplemental cash flow information:

	2003	2002	2001	Cumulative from December 30, 1993 to January 31, 2003
Interest received	$ 735	$ 2,084	$ 1,135	$ 5,749
Tax credits received	–	1,331	1,372	6,010
Supplemental disclosure of non-cash financing and investing activities:				
Acquisition of capital assets through capital leases and promissory notes	214	1,460	–	1,674
Common shares issued for:				
Business acquisition	–	–	7,000	20,590
Services received	–	–	–	270
Intellectual property rights acquired	–	–	–	975
Option issued for services received	9	34	–	41

10. Research and development projects:

The Company has undertaken the following significant research and development projects:

GH 9001 Clinical Cardiovascular Research Project:

GH 9001 is an anti-thrombotic agent designed to be used in the treatment of clotting diseases. This compound is a combination of a medium molecular weight herapin and a highly sulphated low molecular dermatan sulfate that is being developed for the prevention and treatment of deep vein thrombosis and pulmonary embolism, the treatment of acute coronary syndromes, and the prevention of graft thrombosis in peripheral arterial bypass surgery. The Company has a development collaboration agreement with Leo Pharma A/S ("Leo") to develop GH9001.

ATH Cardiovascular Pre-clinical Research Project:

The Company has developed an anti-thrombin and heparin compound ("ATH") for use as an anticoagulant coating for surfaces on biomaterials that come into contact with blood. The potential to use this product in the prevention of neurocognitive deficits following cardiopulmonary bypass surgery is being explored pre-clinically.

Core 2 Inhibitor Inflammation Discovery Research Project:

The Company is in the discovery stage for a lead compound of a Core-2 GlcNAc-T enzyme inhibitor to develop as an anti-inflammatory drug. An expression system for the enzyme has been developed by the Company, which it is currently producing on an ongoing basis.

GD0039 Clinical Cancer Research Project:

The Company's GD0039 compound was being developed as an advanced cancer therapy, as an adjuvant therapy to be used in combination with traditional cancer treatments to improve efficacy and as a chemoprotectant. During the second quarter, the Company terminated this project (note 15).

(Tabular amounts in thousands, except per share amounts)

10. Research and development projects (continued):

Other Discovery Projects:

The Company is engaged in several discovery stage research projects to identify targets and compounds to be developed as cancer, cardiovascular, anti-inflammatory and anti-infective therapeutics.

The following table outlines research costs expensed before amortization of acquired R&D, (abandoned), at cost and revenue earned for the Company's significant research and development projects:

	2003	2002	2001	Cumulative from December 30, 1993 to January 31, 2003
GD0039 Clinical Project:				
R&D acquired	$ –	$ –	$ –	$ 975
Research costs expensed	2,546	4,527	3,801	28,231
	$ 2,546	$ 4,527	$ 3,801	$ 29,206
GH 9001 Clinical Project:				
R&D acquired	$ –	$ –	$ 5,475	$ 12,847
Research costs expensed	1,493	1,200	1,251	4,515
	$ 1,493	$ 1,200	$ 6,726	$ 17,362
ATH Pre-clinical Project:				
R&D acquired	$ –	$ –	$ –	$ 1,382
Research costs expensed	1,294	1,360	422	3,218
	$ 1,294	$ 1,360	$ 422	$ 4,600

GlycoDesign Inc.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands, except per share amounts)

Years ended January 31, 2003, 2002 and 2001 and period from inception on December 30, 1993 to January 31, 2003

10. Research and development projects (continued):

	2003	2002	2001	Cumulative from December 30, 1993 to January 31, 2003
Core 2 Inhibitor Discovery Project:				
Research costs expensed	$ 5,022	$ 4,178	$ 3,060	$ 12,771
Revenue earned	(2,411)	(3,017)	(2,956)	(8,993)
	$ 2,611	$ 1,161	$ 104	$ 3,778
Other Discovery Projects:				
R&D acquired (abandoned)	$ –	$ (461)	$ –	$ 110
Research costs expensed	1,182	2,942	2,461	13,968
Revenue earned	–	–	–	(936)
	$ 1,182	$ 2,481	$ 2,461	$ 13,142
Total research costs expensed (before amortization of acquired R&D)	$ 11,537	$ 14,207	$ 10,995	$ 62,703
Total R&D acquired (abandoned)	$ –	$ (461)	$ 5,475	$ 15,314
Total revenue earned	$ 2,411	$ 3,017	$ 2,956	$ 9,929

All capital assets of the Company available for research and development are non-project specific and are available for use on all research activities regardless of function or therapeutic indication.

(Tabular amounts in thousands, except per share amounts)

11. Commitments and contingencies:

(a) Lease obligations:

(i) The minimum annual rental payments under the Company facility lease agreement which expires in December 2009 are as follows:

Years ending January 31:	
2004	$ 848
2005	868
2006	1,088
2007	1,088
2008	1,088
Thereafter	2,085
	$ 7,065

(ii) The Company has entered into equipment lease agreements and promissory notes to finance the acquisition of capital assets, maturing over the next three years and bearing interest at rates between 6.80% to 9.25%. Lease payments required are as follows:

Years ending January 31:	
2004	$ 670
2005	536
2006	263
Total minimum lease payments	1,469
Less amount representing interest	132
Present value of net minimum capital lease payments	1,337
Less current portion	585
	$ 752

(Tabular amounts in thousands, except per share amounts)

11. Commitments and contingencies (continued):

Interest of $128,374 (2002 - $40,978) relating to capital lease obligations and promissory notes has been included in interest expense. Capital leases are secured by marketable securities assigned as collateral in the amount of $1,571,060 (2002 - $1,538,000).

(b) Research and licensing commitments:

Pursuant to various agreements with academic, research and commercial organizations, the Company is committed to annual payments over the contracted period as follows:

Years ending January 31:	
2004	$ 1,450
2005	730
2006	13

(i) Since the July 30, 1999 VTI acquisition date, the Company has funded cardiovascular research conducted by Hamilton Civic Hospital Research Centre, on behalf of Hamilton Civic Hospital Research Development Inc. ("HRD"), a shareholder of the Company. The research funding commitments under this agreement are U.S. $2 million over each two-year period, up to and including June 14, 2004. Under the terms of the Company's license agreement with HRD, the owner and the licensor of the technology, the Company has exclusive, worldwide, royalty-free rights to all anti-thrombotic therapeutic products developed by HRD.

(ii) Under the terms of the licensing agreements whereby the Company acquired certain intellectual property rights from Mount Sinai Hospital, the Company is required to pay Mount Sinai Hospital milestone and royalty payments on the sale, manufacture or sublicensing of certain products and services derived from this intellectual property.

11. Commitments and contingencies (continued):

(iii) Research and development collaboration agreement:

In July 2000, the Company entered into a three-year agreement with Leo to pursue the worldwide joint development of drug candidates for the treatment of selected cardiovascular diseases, including the acquired V21 compound, now being developed as GH 9001 (note 10).

Under the terms of the agreement, the Company and Leo will share the pre-clinical research and initial clinical development of compounds up to the commencement of Phase II clinical trials. In this regard, the Company will be responsible for animal model studies of the products selected for further development, and Leo will be responsible for chemistry and manufacturing and toxicology studies for such products.

Leo has been granted an exclusive option to manufacture world-wide and market and distribute drug candidates from this collaboration in Europe and Canada. The Company and Leo will share in any profits earned from the commercialization or licensing of these drug candidates on a basis prescribed by the agreement.

(iv) Seikagaku agreement:

In January 2003, the Company signed a new agreement with the Seikagaku Corporation of Japan ("Seikagaku"), in which the Company regained all intellectual property and commercialization rights to Core 2 inhibitors derived from the recently completed three-year research collaboration between the two companies. Under the new agreement, the Company licensed to Seikagaku the exclusive Japanese rights to the Company's Core 2 assay system for internal research and development purposes and for use in collaborations with third parties. The Company will receive royalty payments on any product commercialized by Seikagaku or its collaborators identified by the assay system.

(Tabular amounts in thousands, except per share amounts)

12. Related party transactions:

In addition to the related party transactions described elsewhere in these financial statements, the Company entered into the following transactions with shareholders, directors or parties related thereto in the normal course of business on terms equivalent to arm's-length transactions:

	2003	2002	2001
Research fees earned	$ 2,411	$ 3,017	$ 2,956
Research expenses	1,425	1,440	1,425
Consulting fees	57	90	57
Sublease income	–	150	156

13. Segmented information:

The Company and its subsidiaries operate in one business segment being biopharmaceutical research. All capital assets are located in, and all contract research revenues are earned in Canada.

14. Financial instruments:

The reported values of financial instruments, which consist of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities, approximate their fair values due to the short-term maturity of these instruments. The reported value of the obligations under capital leases and promissory notes approximate their fair values.

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of short-term investments, comprising commercial paper graded at least R-1 and maturing within twelve months of their purchase dates. The market value of short-term investments as at January 31, 2003 amounts to $3,046,000 (2002 - $32,401,000).

The Company is subject to currency risk on cash and cash equivalents held in United States dollars, which exceed current liabilities in that currency.

(Tabular amounts in thousands, except per share amounts)

15. Restructuring and project termination costs:

During the year ended January 31, 2003, the Company undertook a detailed review of its projects and the cost structures necessary to support these activities. As a result of this review, the Company announced a new organizational structure and operating budget, which included a significant reduction in headcount. Restructuring costs, representing severance and other employee separation costs, in the amount of $953,000 have been included in the Company's results of operations. As at January 31, 2003, $196,000 remains unpaid.

In addition, during the year, the Company terminated one of its research and development projects, GD0039, that was in Phase II clinical trials. GD0039 was terminated because clinical endpoints necessary to support further investment in the project were not met. Regulatory and contractual obligations to complete aspects of the clinical program extending beyond the announced date of termination in the amount of $618,000 have been included in the Company's results of operations. As at January 31, 2003, $387,000 remains unpaid.

16. Recent accounting pronouncements:

In December 2002, the CICA issued Handbook Section 3063, Impairment or Disposal of Long-Lived Assets, and revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Together, these two Sections supersede the write-down and disposal provisions of Section 3061, Property, Plant and Equipment, as well as Section 3475, Discontinued Operations. Handbook Section 3063 is applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Company's commitment to a plan on or after May 1, 2003; however, early application is permitted. Amongst other provisions, these standards will require the assessment of the underlying value of capital assets and acquired technology to be based on the discounted estimated future net cash flows and fair value of the asset.

The Company does not expect the adoption of Handbook Sections 3063 and 3475 have a material impact on its consolidated financial position or results of operations.

(Tabular amounts in thousands, except per share amounts)

---

16. Recent accounting pronouncements (continued):

Disclosure of guarantees:

In February 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees ("AcG 14"). AcG14 requires certain disclosure to be made by a guarantor in its interim and annual financial statements for periods beginning after January 1, 2003. The Company is currently determining the impact this new requirement will have on its consolidated financial statements.

17. Comparative figures:

Certain 2002 and 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2003.

18. Subsequent events:

(a) Subsequent to year end, the Company announced that it is considering a merger transaction with Inflazyme Pharmaceuticals Ltd. ("Inflazyme"), a Vancouver based biopharmaceutical company. Inflazyme is focused on developing new therapies for the treatment of inflammation and other related diseases. The transaction is valued at $12,500,000 based upon the average Inflazyme share price for the five days before and five days after the date of announcement. The transaction is subject to shareholder approval.

(b) Subsequent to year end, the Company announced that it will undertake a reorganization which will result in a significant reduction of headcount. Reorganization costs, representing severance and other employee separation costs, in the amount of $400,000 will be incurred.

SCHEDULE B – CONSOLIDATED FINANCIAL STATEMENTS OF INFLAZYME

Inflazyme Pharmaceuticals Ltd.

Consolidated Financial Statements

March 31, 2003 and 2002

Auditors' Report

To the Shareholders of
Inflazyme Pharmaceuticals Ltd.

We have audited the consolidated balance sheets of **Inflazyme Pharmaceuticals Ltd.** as at March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

signed "PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, British Columbia
April 21, 2003

Inflazyme Pharmaceuticals Ltd.

Consolidated Balance Sheets

As at March 31, 2003 and 2002

	2003 $	2002 $
Assets		
Current assets		
Cash and cash equivalents	14,321,664	4,926,266
Short-term investments	5,000,000	30,436,750
Interest receivable	141,380	517,948
Other receivables	47,267	66,887
Prepaid expenses	179,150	214,838
	19,689,461	36,162,689
Deferred acquisition costs (note 12)	578,977	-
Property and equipment (note 3)	2,556,839	3,381,003
Other assets (note 4)	1,510,736	965,781
	24,336,013	40,509,473
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 7)	1,477,492	3,040,580
Current portion of long-term debt (note 5)	322,055	281,094
	1,799,547	3,321,674
Long-term debt (note 5)	168,342	490,397
Deferred licensing revenue (note 8)	383,250	-
	2,351,139	3,812,071
Shareholders' Equity		
Capital stock (note 6)		
Issued		
Series 1, Class A preference shares	21,957,676	21,957,676
Common shares	68,848,664	68,842,624
	90,806,340	90,800,300
Deficit	(68,821,466)	(54,102,898)
	21,984,874	36,697,402
	24,336,013	40,509,473

Commitments (note 10)

Subsequent event (note 12)

Approved by the Board of Directors

"Ian McBeath" President and Chief Executive Officer

"Graham Wilson" Director

The accompanying notes are an integral part of the consolidated financial statements.

Inflazyme Pharmaceuticals Ltd.

Consolidated Statements of Operations and Deficit

For the years ended March 31, 2003 and 2002

	2003 $	2002 $
Revenue		
Interest	749,424	1,573,621
Expenses		
Research and development	11,161,585	14,793,303
General and administration	3,305,408	3,504,236
Amortization	1,000,999	928,557
	15,467,992	19,226,096
Loss for the year	(14,718,568)	(17,652,475)
Deficit - Beginning of year	(54,102,898)	(36,450,423)
Deficit - End of year	(68,821,466)	(54,102,898)
Basic and diluted loss per common share	(0.26)	(0.32)

The accompanying notes are an integral part of the consolidated financial statements.

Inflazyme Pharmaceuticals Ltd.

Consolidated Statements of Cash Flows

For the years ended March 31, 2003 and 2002

	2003 $	2002 $
Cash flows from operating activities		
Loss for the year	(14,718,568)	(17,652,475)
Items not affecting cash:		
Amortization	1,000,999	928,557
Non-employee, stock-based compensation (note 6)	6,040	-
	(13,711,529)	(16,723,918)
Changes in non-cash working capital	(1,131,212)	1,976,760
Deferred licensing revenue (note 8)	383,250	-
	(14,459,491)	(14,747,158)
Cash flows from financing activities		
Repayment of long-term debt	(281,094)	(229,821)
Common shares issued for cash - net of issue costs	-	11,182,289
	(281,094)	10,952,468
Cash flows from investing activities		
Short-term investments	25,436,750	(7,106,288)
Deferred acquisition costs	(578,977)	-
Other assets	(621,386)	(246,570)
Purchase of property and equipment	(100,404)	(1,011,994)
	24,135,983	(8,364,852)
Increase (decrease) in cash and cash equivalents	9,395,398	(12,159,542)
Cash and cash equivalents - Beginning of year	4,926,266	17,085,808
Cash and cash equivalents - End of year	14,321,664	4,926,266
Supplemental disclosure of cash flow information		
Interest paid	84,503	120,479

The accompanying notes are an integral part of the consolidated financial statements.

1. Organization and nature of operations

Inflazyme Pharmaceuticals Ltd. (the company) is a pharmaceutical company engaged in the discovery, development and commercialization of pharmaceutical treatments primarily for chronic inflammatory diseases such as asthma, allergic rhinitis, rheumatoid arthritis, psoriasis and inflammatory bowel disease. The company's operations are located in Canada, and it operates exclusively in the pharmaceutical industry.

The company intends to fund its activities by entering into research and development collaborations with strategic partners and through equity offerings until such time as operations generate sufficient funds. If the company is unable to obtain funding from these sources, it may be required to curtail or cease its activities and may be unable to continue to operate on a going concern basis. These financial statements have been prepared on the basis that the company will be able to continue as a going concern.

2. Significant accounting policies

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiary Inflazyme Pharmaceuticals Canada Inc. All significant inter-company balances and transactions are eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include term deposits, guaranteed investment certificates, treasury bills and investment grade commercial paper (R1-M or higher) with maturities of 90 days or less from the date of purchase. Interest earned is recognized immediately in the consolidated statement of operations.

Short-term investments

Short-term investments include guaranteed investment certificates, treasury bills and investment grade commercial paper (R1-M or higher) with maturities greater than 90 days from the date of purchase. All short-term investments are recorded at cost which approximates their market value. Interest earned is recognized immediately in the consolidated statement of operations.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization and applicable investment tax credits. Amortization is provided based on the estimated useful lives of the property and equipment using the following methods and annual rates:

Computer equipment and software	30% per annum on a declining balance basis
Furniture and fixtures	20% per annum on a declining balance basis
Research equipment	30% per annum on a straight-line basis
Leased research equipment	30% per annum on a straight-line basis
Leasehold improvements	term of the lease on a straight-line basis

When the net carrying amount of the property and equipment exceeds its estimated net recoverable amount, the asset is written down to its estimated fair value and a charge is recorded in the consolidated statement of operations.

Patents and licenses

Expenditures incurred to prepare, file and obtain patents and licenses are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the related patent or license. When the net carrying amount of a patent or license exceeds its estimated net recoverable amount, or if the patent or license is abandoned, the asset is written down to its estimated fair value and a charge is recorded in the consolidated statement of operations.

Revenue recognition

Revenue from collaborative arrangements typically includes initial technology access or licensing fees, and milestone payments based on achievement of specified events. The receipt of initial fees and milestone payments which require the ongoing involvement of the company are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the company. When the company has no further significant involvement or obligation to perform under the arrangement, the non-refundable license fees and milestone payments are recognized upon the achievement of the related milestones.

Stock-based compensation

Effective April 1, 2002, the company adopted The Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The new recommendations are to be applied prospectively to all stock-based payments to employees and non-employees granted on or after April 1, 2002. The change in accounting policy did not result in any adjustment to the company's opening deficit balance.

The company accounts for all stock-based payments to non-employees granted on or after April 1, 2002, using the fair value based method. Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instrument issued. The fair value of stock-based payments to non-employees is periodically re-measured during the vesting period and any change therein is recognized over the period and in the same manner as if the company had paid cash instead of paying with or using equity instruments.

No compensation expense is recorded for the company's employee stock-based compensation. Consideration paid by employees on the exercise of stock options is recorded as capital stock. A description of the company's stock-based compensation plan and the pro forma effect on the accounting for stock options granted to employees under the fair value method are disclosed in note 6.

Research and development expenditures

Research expenditures are expensed in the period incurred. Product development expenditures are expensed as incurred unless the product candidate meets Canadian generally accepted accounting criteria for deferral and amortization. The company amortizes deferred product development expenditures over the expected future life of the product once product revenues or royalties are recorded. No product development expenditures have been deferred to date.

Government assistance and investment tax credits

Government assistance towards current expenses is included in the determination of loss for the year as a reduction of the expenses to which it relates. Government assistance towards the acquisition of property and equipment is deducted from the cost of the related property and equipment. Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or property and equipment to which they relate. Investment tax credits are recorded when the company has incurred the qualifying expenditures and there is reasonable assurance the investment tax credits will be realized.

Foreign currency transactions

Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated at the rate of exchange in effect at the end of the period. Revenue and expense items are translated at the rate of exchange in effect on the dates they occur. Exchange gains or losses are recognized immediately in the consolidated statement of operations.

Income taxes

The company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recognized to the extent it is more likely than not that future income tax assets will not be realized.

Loss per common share

The company's loss per common share is calculated using the weighted average number of common shares outstanding, which for the year ended March 31, 2003 was 57,550,080 (2002 - 55,774,120). Fully diluted loss per common share has not been provided because outstanding options are not dilutive.

3. Property and equipment

			2003
	Cost $	Accumulated amortization $	Net $
Computer equipment and software	541,068	340,763	200,305
Furniture and fixtures	397,567	222,632	174,935
Research equipment	2,435,077	1,903,063	532,014
Leased research equipment	81,473	81,473	-
Leasehold improvements	2,426,331	776,746	1,649,585
	5,881,516	3,324,677	2,556,839

			2002
	Cost $	Accumulated amortization $	Net $
Computer equipment and software	510,947	260,108	250,839
Furniture and fixtures	394,550	179,410	215,140
Research equipment	2,367,811	1,334,096	1,033,715
Leased research equipment	81,473	81,473	-
Leasehold improvements	2,426,331	545,022	1,881,309
	5,781,112	2,400,109	3,381,003

During 2002, the company disposed of furniture and fixtures having an original cost of $12,089 and an accumulated amortization of $4,142 for total proceeds of $7,947.

4. Other assets

	2003 $	2002 $
Patents and licenses	1,768,004	1,101,468
Accumulated amortization	(319,801)	(243,370)
Net book value	1,448,203	858,098
Promissory notes receivable	62,533	107,683
	1,510,736	965,781

Pursuant to certain employment agreements, the company has made two (2002 - four) loans for an aggregate of $62,533 (2002 - $107,683) to two (2002 - three) officers of the company. One loan is due on demand and the other loan matures May 4, 2008. Each loan is evidenced by an unsecured, non-interest bearing promissory note and is immediately repayable if the respective officer ceases to be employed by the company. During 2003, two of the promissory notes outstanding at March 31, 2002 were repaid in full.

5. Long-term debt

	2003 $	2002 $
Equipment loan, bearing interest at 13.37% per annum	468,875	741,361
Capital lease, bearing interest at 9.19% per annum	21,522	30,130
	490,397	771,491
Less: Current portion	322,055	281,094
	168,342	490,397

On March 31, 2000, the company entered into a debt facility (the Loan) to fund equipment purchases. During 2001, the entire facility was drawn down in two tranches for total proceeds of $1,009,523. Both tranches have a 42-month term with monthly instalments (blended principal and interest) paid in advance, with one final balloon payment at the end of the term. The equipment financed with the Loan proceeds is provided as security.

The estimated annual aggregate principal repayments required in each of the next three years is as follows:

	$
2004	322,055
2005	164,039
2006	4,303
	490,397

6. **Capital stock**

The authorized share capital of the company consists of 100,000,000 (2002 - 100,000,000) common shares without par value and 50,000,000 (2002 - 50,000,000) Class A preference shares with a par value of $1.00 per share. Of the authorized 50,000,000 Class A preference shares, 30,000,000 have been designated as Series 1.

Series 1, Class A preference shares

	Number of shares	Amount $
Issued		
Balance at March 31, 2003 and 2002	21,957,676	21,957,676

The Series 1, Class A preference shares have all been issued to Aventis Pharma (Aventis) as part of a collaborative arrangement (note 8), under which the parties entered into a Share Purchase Agreement and a License and Research Collaboration Agreement (Collaboration Agreement). Pursuant to the Share Purchase Agreement, the company issued 21,957,676 Series 1, Class A preference shares to Aventis for total subscription proceeds of $21,957,676 (US$15 million). These preference shares represent the total number of preference shares that can be issued under the Share Purchase Agreement.

The company's Series 1, non-voting Class A preference shares have the right to dividend participation, on a cumulative basis, if dividends are declared on the common shares. These shares are, subject to certain mandatory conversion features, convertible into common shares at the option of the company after one year from the date of issuance. The number of common shares that would be issued upon conversion is determined by the total investment in the Series 1, non-voting Class A preference shares divided by the higher of $3.00 and the 90 trading day average common share price, to a maximum of $9.00.

Common shares

	Number of shares	Amount $
Issued		
Balance - March 31, 2001	52,381,727	57,660,335
Shares issued for cash:		
Private placement	4,125,000	11,137,500
Upon exercise of warrants	811,530	945,797
Upon exercise of options	59,867	56,159
Cashless exercise of warrants	171,956	-
Less: Share issue costs	-	(957,167)
Balance - March 31, 2002	57,550,080	68,842,624
Non-employee, stock-based compensation	-	6,040
Balance - March 31, 2003	57,550,080	68,848,664

On July 9, 2001, the company completed a public offering of 3,750,000 common shares for gross proceeds of $10,125,000. As part of the financing, the company granted an option to the underwriters, exercisable at any time on or before August 8, 2001, to purchase up to an additional 562,500 common shares of the company at $2.70 per common share. On August 8, 2001, 375,000 of the additional common shares available under the option were issued for gross proceeds of $1,012,500.

Options

	2003		2002	
	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $
Outstanding - Beginning of year	4,341,161	1.99	3,629,385	2.00
Granted	418,200	0.82	1,288,400	2.26
Exercised	-	-	(59,867)	0.94
Expired	(145,000)	2.60	(300,000)	2.30
Forfeited	(192,105)	2.39	(216,757)	3.56
Outstanding - End of year	4,422,256	1.84	4,341,161	1.99
Options exercisable at year-end	3,100,907	1.47	2,757,078	1.48

The following table summarizes stock options outstanding and exercisable at March 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices $	Number outstanding at March 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at March 31, 2003	Weighted average exercise price $
0.37 to 0.82	1,458,661	2.45	0.69	1,296,794	0.70
0.91 to 1.96	1,276,322	3.16	1.33	1,205,211	1.32
2.01 to 3.15	1,103,861	7.13	2.64	347,124	2.77
3.20 to 7.00	583,412	2.30	4.36	251,778	4.33
	4,422,256	3.79	1.84	3,100,907	1.47

Under the company's stock option plan, the company may grant options to its directors, consultants, and employees for up to 5,755,000 (2002 - 5,200,000) shares of common stock. The exercise price of each option equals the market price of the company's stock on the date of grant. Options vest over a three-year period, unless otherwise specified by the Board of Directors. There are 350,000 options granted to an officer and a director, which vest only if certain corporate objectives are met. All options granted prior to March 31, 2001 have a five-year term. Options granted subsequent to March 31, 2001 have a 10-year term.

The pro forma effect of stock options granted to employees based on the fair value of the stock options at the grant dates would have increased the company's loss and loss per share to the pro forma amounts indicated below:

	March 31, 2003
Loss - as reported	($14,718,568)
Loss - pro forma	($14,819,386)
Loss per common share - as reported	(0.26)
Loss per common share - pro forma	(0.26)

The fair value of each option is estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Dividend yield	0.0%
Expected volatility	93.46%
Risk-free interest rate	4.25%
Expected average option term (years)	3.64

The weighted-average fair value of the options granted to employees during the year ended March 31, 2003 was $0.37 per option.

During the year ended March 31, 2003, the company awarded stock-based compensation pursuant to consulting agreements to two former directors and has recognized $6,040 as an expense relating to these awards. The amount of $6,040 is included in general and administration expenses. The method of valuation and assumptions used are the same as those noted above for employee stock-based compensation except that the life of the options has been adjusted to reflect the contractual life of the underlying agreements of nine months.

Warrants

	Balance - Beginning of year	Warrants granted	Warrants exercised - Cashless exercise	Warrants exercised - For cash	Balance - End of year
Year ended March 31					
2002	1,201,394	-	389,864	811,530	-
2003	-	-	-	-	-

In 2002, 389,864 warrants were exercised for 171,956 common shares using the cashless exercise rights provision of the warrants. The cashless exercise rights entitle the warrant holders to exchange the warrants for common shares with an aggregate market value equal to the estimated market value of the warrant at the time of exchange for no additional consideration.

7. Related party transactions

Included in accounts payable at March 31, 2003 is an amount of $nil (2002 - $7,500) and included in general and administration expenses for 2003 is an amount of $43,385 (including $6,040 in stock-based compensation awarded to two of the company's former directors) (2002 - $33,788) in connection with certain business development and consulting activities performed for the company by one of its current and two of its former directors as well as a company controlled by another of its directors. The company has guaranteed a loan of $30,000 for one of its officers.

8. Licensing agreements

Aventis Pharma (Aventis)

On May 14, 1999, the company entered into a License and Research Collaboration Agreement (Collaboration Agreement) with Aventis (note 6). Under the terms of the Collaboration Agreement, the parties agreed to collaborate on the development of two classes of compounds, one for the treatment of asthma and respiratory diseases and the other for the treatment of allergies. The company is responsible for the development of both classes of compounds until one compound from each class achieves a certain clinical development milestone. At that time, Aventis can elect to take over the future clinical and commercial development of the compound in exchange for a payment at the time of the election. From time to time at the discretion of Aventis, certain research and development expenses have been provided to the company at no cost. Additional future royalty and milestone payments are contingent on certain clinical and commercial development milestones being achieved.

On November 20, 2002, the company expanded its Collaboration Agreement with Aventis whereby Aventis agreed to supply and fund the clinical resources required for the development of the company's IPL512,602 compound for the treatment of asthma. Aventis also agreed to commence pre-clinical studies with IPL512,602 for allergic rhinitis. Contingent payments are due to the company on the first of either the asthma or the allergic rhinitis programs to successfully complete a defined Phase II study and other development milestones. Royalties are payable to the company if a product is successfully commercialized.

In addition, a new series of compounds, the IPL12 series, was included in the respiratory collaboration. The company is responsible for conducting certain research and pre-clinical activities after which Aventis may choose to further develop a single compound from that series for a respiratory indication. Contingent payments and royalties, in addition to those for IPL512,602, are payable to the company should an IPL12 series compound reach defined milestones and certain conditions are met.

Helicon Therapeutics Inc. (Helicon)

In February 2001, the company and Helicon entered into a collaboration to identify a development candidate for the treatment of cognitive disorders from the company's proprietary library of phosphodiesterase 4 inhibitors (PDE4 inhibitors). On January 21, 2003, Helicon exercised its option and paid $383,250 (US$250,000) to the company to license a compound from this library. This payment will be recognized as revenue over the expected period of the company's involvement with the development of this compound, which is currently estimated to be 10 years. The participation in future development costs is at the company's option and the company can exercise this option any time up until 90 days after the completion of Phase IIa by paying to Helicon one-half of the clinical development costs incurred to that date. In return, the company would receive the right to participate on an equal basis with Helicon in the future development and commercialization of the compound. If the company chooses not to exercise its option, then royalties would be payable to the company on any product commercialized.

9. Income taxes

The company has the following non-capital losses available to reduce taxable income of future years:

	Amount $	Expiry date
Non-capital losses	2,089,200	March 31, 2004
	4,222,100	March 31, 2005
	6,346,300	March 31, 2006
	5,611,100	March 31, 2007
	5,319,100	March 31, 2008
	13,051,000	March 31, 2009
	10,172,700	March 31, 2010
Total non-capital losses	46,811,500	

As at March 31, 2003, the company has non-refundable federal and provincial tax credits in respect of scientific research and experimental development (SR&ED) expenditures amounting to approximately $6,760,500 (2002 - $5,423,300) which may be carried forward to reduce future income taxes payable. These credits expire in 2004 to 2013. The company also has approximately $18,115,100 (2002 - $14,986,900) of SR&ED expenditures that may be carried forward indefinitely and applied against future taxable income.

Future tax assets comprise the following:

	2003 $	2002 $
Non-capital losses carried forward	16,674,300	13,258,500
Investment tax credits and deductions arising from SR&ED expenditures	11,461,400	9,319,700
Income tax values of depreciable assets in excess of accounting values	494,100	169,100
Share issue costs	301,600	487,200
Valuation allowance	(28,931,400)	(23,234,500)
Net future tax assets	-	-

Management believes there is sufficient uncertainty regarding the realization of future tax assets such that a full valuation allowance has been provided.

The income tax recovery for the respective periods differs from the amount obtained by multiplying the applicable statutory income tax rate to the loss before income taxes as follows:

	2003 $	2002 $
Statutory income tax rate	39.12%	43.37%
Income tax recovery based on statutory rate	5,608,000	7,655,900
Investment tax credits	1,337,200	1,737,400
Permanent differences	(1,282,900)	(1,517,800)
Effect of tax rate changes on future tax assets	34,600	(2,821,300)
Change in valuation allowance on future tax assets	(5,696,900)	(5,054,200)
	-	-

10. Commitments

Leases

The company has entered into operating leases for its premises and for research equipment. The total operating lease payments for the year ended March 31, 2003 were $253,979 (2002 - $247,556). Annual minimum operating lease commitments are as follows:

	$
2004	229,039
2005	205,013
2006	205,013
2007	203,422
2008	196,843
Thereafter	438,001

11. Financial instruments

At March 31, 2003, the fair values of cash and cash equivalents, short-term investments, interest receivable, other receivables, promissory notes receivable, accounts payable and accrued liabilities, capital leases and long-term debt approximate their carrying values. Significant levels of the company's expenses are incurred in foreign currencies. The company is exposed to risk of loss depending on the relative movement of these foreign currencies against the Canadian dollar. The company is not currently engaged in the use of forward exchange contracts to hedge against fluctuations in the relative exchange rates. However, from time to time, the company purchases foreign currency in relation to anticipated foreign currency expenditures to reduce this risk. Any such foreign currencies held are not accounted for as hedges.

12. Subsequent event

On April 9, 2003, the company announced that it had entered into a definitive agreement to acquire all of the issued and outstanding shares of GlycoDesign Inc. (GlycoDesign). Consideration to be paid for the GlycoDesign shares will be 1.8424 Inflazyme shares for every GlycoDesign share. The purchase price of the acquisition is estimated to be $15.0 million, comprising approximately 22 million Inflazyme shares and an estimated $2.5 million of acquisition costs. The transaction is expected to close in early June 2003, subject to various regulatory and GlycoDesign shareholder approvals and will be accounted for as an acquisition of assets and an assumption of liabilities.

Inflazyme Pharmaceuticals Ltd.

Pro Forma Consolidated Financial Statements
(Unaudited)
March 31, 2003
(expressed in thousands of dollars)

Compilation Report

To the Directors of
Inflazyme Pharmaceuticals Ltd.

We have reviewed, as to compilation only, the unaudited pro forma consolidated balance sheet of **Inflazyme Pharmaceuticals Ltd.** (the Company) as at March 31, 2003 and the unaudited pro forma consolidated statement of operations for the year ended March 31, 2003. These unaudited pro forma consolidated financial statements have been prepared for inclusion in the Notice of Meeting and Management Proxy Circular of GlycoDesign Inc. relating to the proposed acquisition of all the outstanding common shares of GlycoDesign Inc. by the Company. In our opinion, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

signed "PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, Canada
April 30, 2003

Inflazyme Pharmaceuticals Ltd.

Pro Forma Consolidated Balance Sheet
(Unaudited)

(expressed in thousands of dollars)

	Inflazyme Pharmaceuticals Ltd. As at March 31, 2003 $	GlycoDesign Inc. As at January 31, 2003 $	Pro Forma Adjustments $	Note 2	Pro Forma Consolidated $
Assets					
Current assets					
Cash and cash equivalents	14,322	15,803	(2,821)	(a)	27,304
Short-term investments	5,000	3,000			8,000
Interest receivable	141	-			141
Other receivables	47	-			47
Prepaid expenses	179	611			790
Tax credits recoverable	-	850			850
	19,689	20,264			37,132
Deferred acquisition costs	579	-	(579)	(a)	-
Property and equipment	2,557	2,454	(1,939)	(b)	3,072
Other assets	1,511	-			1,511
Acquired research and development	-	5,449	(4,304)	(b)	1,145
	24,336	28,167			42,860
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	1,477	1,985	1,343	(b)	4,805
Current portion of long-term debt	322	585			907
	1,799	2,570			5,712
Deferred lease benefits	-	1,016	(1,016)	(b)	-
Lease liabilities	-	-	1,245	(b)	1,245
Long-term debt	168	752			920
Deferred licensing revenue	383	-			383
	2,350	4,338			8,260
Shareholders' Equity					
Capital stock					
Issued					
Series 1, Class A preference shares	21,958	-			21,958
Common shares	68,849	97,547	12,540	(c)	81,389
			(97,547)	(c)	
	90,807	97,547			103,347
Contributed surplus	-	-	74	(c)	74
Deficit	(68,821)	(73,718)	73,718	(c)	(68,821)
	21,986	23,829			34,600
	24,336	28,167			42,860

Inflazyme Pharmaceuticals Ltd.

Pro Forma Consolidated Statement of Operations
(Unaudited)

(expressed in thousands of dollars)

	Inflazyme Pharmaceuticals Ltd. Year ended March 31, 2003 $	GlycoDesign Inc. Year ended January 31, 2003 $	Pro Forma Adjustments $ (Note 3)	Pro Forma Consolidated $
Revenues				
Interest	749	590		1,339
Research fees	-	2,411		2,411
	749	3,001		3,750
Expenses				
Research and development	11,162	10,853		22,015
General and administration	3,305	4,510		7,815
Amortization	1,001	3,935	(3,565)	1,371
Restructuring and project termination costs	-	1,571		1,571
Foreign currency translation loss	-	240		240
	15,468	21,109		33,012
Loss for the year	(14,719)	(18,108)		(29,262)
Basic and diluted loss per common share (note 4)				(0.37)

Inflazyme Pharmaceuticals Ltd.

Notes to Pro Forma Consolidated Financial Information
(Unaudited)

(expressed in thousands of dollars)

1 Basis of presentation

The accompanying unaudited pro forma consolidated financial statements of Inflazyme Pharmaceuticals Ltd. (the Company) have been prepared to reflect the issuance of 22 million common shares by the Company, on a share exchange basis, for all of the issued and outstanding common shares of GlycoDesign Inc. (GDI). For purposes of the unaudited pro forma consolidated financial statements, it has been assumed that GDI's operations do not constitute a business in accordance with the guidance set out in Emerging Issues Consensus 124, *Definition of a Business*.

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2003 and the unaudited pro forma consolidated statement of operations for the year ended March 31, 2003 have been prepared by management of the Company using the accounting policies disclosed in the consolidated financial statements of the Company. In the opinion of management of the Company, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations include all adjustments necessary for the fair presentation of the proposed transactions in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of operations have been prepared from the historical consolidated financial statements of the Company and GDI as at and for the years ended March 31, 2003 and January 31, 2003, respectively. The unaudited pro forma consolidated balance sheet has been prepared as if the acquisition occurred on March 31, 2003. The unaudited pro forma consolidated statement of operations has been prepared as if the acquisition occurred on April 1, 2002, and due to the different financial years for the companies, combined the operations of GDI for the year ended January 31, 2003 with the operations of the Company for the year ended March 31, 2003.

The unaudited pro forma information is based on preliminary estimates and assumptions set forth in the notes to such information. It does not reflect cost savings expected to be realized from the elimination of certain expenses and from the synergies to be created, or the costs to implement such cost savings or synergies. No assurance can be given that operating cost savings and synergies will be realized.

The unaudited pro forma adjustments and allocation of purchase price are preliminary and are based on management's estimates of the fair value of the assets acquired and liabilities assumed. The preliminary work performed by independent valuation specialists has been considered in management's estimates of the fair values reflected in these unaudited pro forma consolidated financial statements. The final purchase price allocation will be completed after asset and liability valuations are finalized. A final determination of these fair values, which cannot be made prior to the completion of the acquisition, will include management's consideration of a final valuation prepared by the independent valuation specialists. This final valuation will be based on the actual net tangible and intangible assets of GDI that exist as of the date of the completion of the merger. Any final adjustments may change the allocations of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated financial statements. Amounts preliminarily allocated to intangible assets with indefinite lives may significantly decrease or be eliminated and amounts allocated to intangible assets with definite lives may increase significantly, which could result in a material increase in amortization of intangible assets. In addition, the impact of ongoing integration activities, the timing of the completion of the merger and other changes in GDI's net tangible and intangible assets prior to completion of the merger could cause material differences in the information presented, particularly as it relates to cash balances and the value ascribed to intangible assets.

(expressed in thousands of dollars)

Based on a preliminary analysis, the Company expects to incur, upon completion of the acquisition or in subsequent quarters, costs for severance and facility charges related to vacating redundant facilities, and other costs associated with exiting activities. No adjustment has been made to the pro forma information to reflect these potential actions unless there is a firm commitment to complete such actions and the costs are reasonably estimable. Accordingly, liabilities related to such activities may increase the amount of liabilities assumed by the Company on the closing of the acquisition.

The unaudited pro forma consolidated financial statements are not intended to present or be indicative of the consolidated financial position and consolidated results of operations that would have occurred if the transactions had been in effect on the dates indicated or of the financial position or operating results that may be obtained in the future.

2 Unaudited pro forma consolidated balance sheet

The following assumptions and adjustments have been made to the consolidated balance sheet of the Company as March 31, 2003 and GDI as at January 31, 2003 to reflect the transaction described in note 1 as if the transaction had occurred on March 31, 2003:

The total purchase consideration noted below has been allocated to GDI's assets and liabilities, based on the estimated fair value of such items.

	$
Purchase consideration	
22,000,000 common shares valued at $0.57 per share	12,540
Fair value of stock options issued to GDI option holders	74
Estimated transaction costs	2,500
	15,114
Allocation	
Current assets	19,364
Property and equipment	515
Acquired research and development	1,145
Current liabilities	(3,913)
Long-term liabilities	(1,997)
	15,114

(expressed in thousands of dollars)

The adjustments made to reflect the purchase acquisition are as follows:

a) Represents payment of the Company's transaction costs not yet paid of $1,921 and GDI's transaction costs of $900 and the allocation of the Company's costs of the transaction paid prior to March 31, 2003.

b) Adjusts GDI's assets acquired and liabilities assumed to fair values including the accrual for severance costs of $1,343 relating to eight employees, and the accrual for unfavourable lease contracts of $1,245.

c) Represents the issuance of common shares with a value of $12,540 and replacement options issued to GDI's option holders and the elimination of the GDI's share capital and deficit.

The above purchase price allocation is based on the consolidated balance sheet of GDI at January 31, 2003. By the effective date of the transaction, GDI's cash balance will have been materially reduced as a result of the corporate restructuring and research and development activities in the normal course of operations. This reduction in the cash balance will result in an increase in the amounts allocated to acquired research and development and property and equipment over the amounts shown in the unaudited pro forma consolidated balance sheet. These changes to GDI's financial position subsequent to January 31, 2003 have not been reflected in the unaudited pro forma consolidated balance sheet.

3 Unaudited pro forma consolidated statement of operations

The unaudited pro forma consolidated statement of operations has been adjusted to reflect a reduction in the amortization of property and equipment and acquired research and development resulting from using the Company's amortization rates.

The unaudited pro forma consolidated statement of operations does not reflect certain severance and exit costs incurred by GDI subsequent to January 31, 2003 of $421, severance costs to be assumed by the Company as outlined in note 2(b) and other future exit costs that may be incurred by the Company.

4 Pro forma loss per common share

The calculation of pro forma basic and diluted loss per common share is based upon the weighted average number of common shares that would have been outstanding, assuming the 22,000,000 common shares comprising the purchase consideration were issued on April 1, 2002.

SCHEDULE D – AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is made as of the • day of June, 2003.

AMONG:

INFLAZYME PHARMACEUTICALS LTD.
(**"Inflazyme"**)

AND:

4149751 CANADA INC.
(**"Subco"**)

AND:

GLYCODESIGN INC.
(**"GDI"**)

WHEREAS:

A. Pursuant to a Merger Agreement between Inflazyme, Subco and GDI dated as of April 8, 2003, GDI and Subco have agreed to amalgamate pursuant to the *Canada Business Corporations Act* upon the terms and conditions hereinafter set forth;

B. The authorized capital of GDI consists of an unlimited number of common shares;

C. The authorized capital of Subco consists of an unlimited number of common shares of which one common share was issued and outstanding prior to the date hereof; and

D. Inflazyme owns beneficially and of record the outstanding common share of Subco.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

1. Interpretation

In this Agreement, the following terms shall have the following meanings:

(a) "**Agreement**" means this amalgamation agreement, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement;

(b) "**Amalco**" means the corporation continuing from the Amalgamation of the Amalgamating Corporations;

(c) "**Amalco Common Shares**" means the common shares in the capital of Amalco;

(d) "**Amalgamating Corporations**" means GDI and Subco;

(e) "**Amalgamation**" means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

(f) "**Business Day**" means any day on which commercial banks are open for business in Vancouver, British Columbia and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia and Toronto, Ontario under the laws of the Province of British Columbia and Toronto, Ontario, as applicable or the federal laws of Canada;

(g) "**CBCA**" means the *Canada Business Corporations Act*, as amended;

(h) "**Director**" means the director appointed under section 260 of the CBCA;

(i) "**Dissenting Shareholder**" means a registered GDI Securityholder who, in connection with the special resolution of the GDI Securityholders approving and adopting the Amalgamation and this Agreement, has sent to GDI a written objection and a demand for payment within the time limits and in the manner prescribed by subsections 190(5) and 190(7) of the CBCA, respectively, with respect to his or her GDI Common Shares;

(j) **"Effective Date"** means the date of the Amalgamation as set forth in the certificate of amalgamation issued to Amalco;

(k) **"Effective Time"** means 12:01 a.m. (Vancouver time) on the Effective Date;

(l) **"Exchange Ratio"** means 1.8424, being the number of Inflazyme Common Shares issuable on exchange of each GDI Common Share on the Amalgamation determined in accordance with the following formula: the quotient obtained by dividing 22,000,000 by the number of GDI Common Shares outstanding on a treasury basis;

(m) **"GDI Common Shares"** means the common shares in the capital of GDI;

(n) **"GDI Meeting"** means the special meeting of holders of GDI Common Shares (including any adjournment, postponement or rescheduling thereof) to consider and, if deemed advisable, to approve the Amalgamation in accordance with the requirements of the CBCA;

(o) **"GDI Securityholder"** means a holder of GDI Common Shares;

(p) **"Governmental Entity"** means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, regulatory body, commission, arbitral body, board, bureau, agency, court or tribunal, domestic or foreign, (b) any subdivision, arbitral body, commission, board, bureau, agency or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any self-regulatory organization;

(q) **"Inflazyme Common Shares"** means the common shares in the capital of Inflazyme;

(r) **"Laws"** means all laws, statutes, codes, regulations, statutory rules, orders, ordinances, decrees, decisions, written policies or guidelines, by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards including general principals of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity or self-regulatory authority, including the Toronto Stock Exchange, and the term "applicable" with respect to any such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertakings, property or securities and emanate from any Governmental Entity or self-regulatory authority having jurisdiction over the Person or Persons or its or their business, undertakings, property or securities;

(s) **"Merger Agreement"** means the Merger Agreement referred to in Recital "A" as the same may be amended from time to time;

(t) **"Merger Agreement Execution Date"** means April 8, 2003; and

(u) **"Person"** includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicated or other entity, whether or not having legal status.

Words and phrases used but not defined in this Agreement and defined in the CBCA shall have the same meaning in this Agreement as in the CBCA unless the context or subject matter otherwise requires.

2. Number and Gender

In this Agreement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa, words importing gender will include all genders.

3. **Interpretation Not Affected by Headings**

The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. References to sections and Articles refer to sections and articles of this Agreement unless otherwise stated.

4. **Date of Any Action**

If the date on which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, that action will be required to be taken on the next succeeding day which is a Business Day in that place.

5. **Time**

All times expressed herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

6. **Currency**

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

7. **Statutory References**

Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to that statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes that statute or regulations.

8. **Agreement to Amalgamate**

The Amalgamating Corporations do hereby agree to amalgamate pursuant to the provisions of Section 181 of the CBCA as of the Effective Date and to continue as one corporation on the terms and conditions set out in this Agreement.

9. Name

The name of Amalco shall be •.

10. **Registered Office**

The registered office of Amalco shall be in the City of Vancouver, in the Province of British Columbia.

11. **Authorized Capital**

Amalco is authorized to issue an unlimited number of common shares.

12. **Business**

There shall be no restrictions on the business which Amalco is authorized to carry on.

13. **Number of Directors**

The board of directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of 1 and a maximum number of 10 directors. The number of directors shall initially be one and the directors of Amalco shall be empowered to determine from time to time the number of directors of Amalco within the said minimum and maximum numbers provided for in the articles of Amalco, as the same may be amended from time to time.

14. **Initial Directors**

The first directors of Amalco shall be the persons whose names and addresses appear below:

Name	Address	Resident Canadian
Ian McBeath	4345 Rockridge Road West Vancouver, BC V7W 1A6	Yes

Such director shall hold office until the first annual meeting of shareholders of Amalco or until his successors are elected or appointed.

15. Amalgamation

On the Effective Date:

(a) a Dissenting Shareholder will be entitled to be paid in cash the fair value for the issued GDI Common Shares held by him, in accordance with the CBCA;

(b) each holder of GDI Common Shares (subject to the consequences of applicable Laws in respect of a Dissenting Shareholder who is ultimately entitled to be paid the fair value of its GDI Common Shares) shall receive in exchange for each GDI Common Share held, such number of Inflazyme Common Shares equal to the Exchange Ratio, provided that any fractions used shall be carried out to three decimal places only, no fractional Inflazyme Common Shares shall be issued and all such fractional interests of a holder of GDI Common Shares shall be rounded up or down to the nearest whole share without any cash payment in respect thereof;

(c) all issued GDI Common Shares will be cancelled;

(d) Amalco shall issue 100 Amalco Common Shares to Inflazyme in consideration for the issuance by Inflazyme of the Inflazyme Common Shares pursuant to subsection (b) above; and

(e) each issued common share of Subco shall be converted into one Amalco Common Share.

16. By-Laws

The by-laws of Amalco, until repealed, amended or altered, shall, to the extent not inconsistent with this Agreement, be the by-laws of Subco.

17. General Conditions Precedent

The respective obligations of the parties hereto to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of Inflazyme and GDI without prejudice to their rights to rely on any other or others of such conditions:

(a) this Agreement and the transactions contemplated hereby, including the Amalgamation, shall have been approved by (i) two-thirds of the votes cast by the GDI Securityholders at the GDI Meeting and (ii) the sole shareholder of Subco;

(b) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding (other than an appeal made by a third party in connection with the Amalgamation) of a judicial or administrative nature or otherwise, in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof;

(c) the Merger Agreement shall not have been terminated; and

(d) the board of directors of GDI and Subco shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by GDI and Subco to permit the consummation of the Amalgamation.

18. Termination

This Agreement may, prior to the issuance of a certificate of amalgamation, be terminated as permitted by the Merger Agreement by the board of directors of GDI or Inflazyme or Subco notwithstanding the approval of the shareholders of GDI and Subco of the terms and conditions hereof.

19. **Dissent Rights**

A Dissenting Shareholder shall not have the right to receive Inflazyme Common Shares pursuant to Section 15. However, in the event that a Dissenting Shareholder fails to perfect or effectively withdraws such GDI Securityholder's claim under Section 190 of the CBCA or forfeits such GDI Securityholder's right to make a claim under Section 190 of the CBCA or his or her rights as a shareholder of GDI are otherwise reinstated and the Amalgamation is completed, such GDI Securityholder shall thereupon be entitled to receive such shares on the basis set forth in Section 15(b) hereof.

20. **Contribution of Assets**

Each of the Amalgamating Corporations shall contribute to Amalco all its assets, subject to its liabilities, as such exist immediately before the date of the certificate of amalgamation.

21. **Property of Amalco**

Amalco shall possess all the property, rights, privileges and franchises and shall be subject to all the liabilities, contracts, disabilities and debts of each of the parties hereto as such exist immediately before the date of the certificate of amalgamation.

22. **Rights of Creditors**

All rights of creditors against property, rights and assets of each of the Amalgamating Corporations and all liens upon their property, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of each of them shall thenceforth attach to Amalco and may be enforced against it.

23. **Filing of Documents**

Subject to Section 18, upon the shareholders of each of the Amalgamating Corporations approving this Agreement by special resolution in accordance with the CBCA, the Amalgamating Corporations shall jointly file with the Director under the CBCA articles of amalgamation and such other documents as may be required.

24. **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and any action or proceeding arising out of or relating to this Agreement may be initiated by the parties in any court of competent jurisdiction in Canada.

25. **Entire Agreement**

This Agreement and the Merger Agreement constitute the entire agreement between the parties pertaining to the subject matter of this Agreement. There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement or the Merger Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

INFLAZYME PHARMACEUTICALS LTD.

By: ______________________________
Authorized Signatory

4149751 CANADA INC.

By: ______________________________
Authorized Signatory

GLYCODESIGN INC.

By: ______________________________
Authorized Signatory



SCHEDULE E – FAIRNESS OPINION

March 27, 2003

The Board of Directors of
GlycoDesign Inc.
480 University Avenue, Suite 900
Toronto, Ontario M5G 1V2

To the Board of Directors:

National Bank Financial Inc. ("National Bank Financial") understands that GlycoDesign Inc. ("GlycoDesign") and Inflazyme Pharmaceuticals Ltd. ("Inflazyme") propose to enter into a Merger Agreement to be dated as of April 8, 2003 (the "Merger Agreement") pursuant to which Inflazyme will acquire all of the outstanding common shares of GlycoDesign (the "GlycoDesign Common Shares") pursuant to an amalgamation (the "Amalgamation") under the *Canada Business Corporations Act* as a result of which GlycoDesign will become a wholly-owned subsidiary of Inflazyme (the "Transaction").

Under the Amalgamation, GlycoDesign will amalgamate with a wholly-owned subsidiary of Inflazyme and the holders (the "GlycoDesign Shareholders") of GlycoDesign Common Shares will receive 1.8424 common shares of Inflazyme ("Inflazyme Common Shares") for each GlycoDesign Common Share held (the "Exchange Ratio").

The terms and conditions of the Merger Agreement and the Amalgamation will be more fully described in a Management Proxy Circular (the "Circular") which will be mailed to all GlycoDesign Shareholders.

Engagement of National Bank Financial

Pursuant to an engagement letter dated September 10, 2002 (the "Engagement Letter"), the board of directors of GlycoDesign (the "GlycoDesign Board") retained the services of National Bank Financial to explore transactions that would maximize shareholder value for GlycoDesign and its shareholders. In this connection, National Bank Financial approached third parties to solicit indications of interest in a possible merger or acquisition of GlycoDesign and held discussions and/or negotiations with certain of these parties prior to the date hereof. The Transaction has resulted from this sale process.

National Bank Financial's services with respect to the Transaction also included the preparation and delivery to the GlycoDesign Board of an opinion (the "Fairness Opinion") as to the fairness of the Exchange Ratio, from a financial point of view, to the GlycoDesign Shareholders. National Bank Financial understands that the Fairness Opinion and a summary thereof will be included in the Circular and, subject to the terms of the Engagement Letter, National Bank Financial consents to such disclosure. National Bank Financial has not been engaged to prepare a valuation of GlycoDesign or Inflazyme, or a valuation of any of the securities or assets of either GlycoDesign or Inflazyme and this Fairness Opinion should not be construed as such.

National Bank Financial will be paid a fee for its services as financial advisor to GlycoDesign, including fees that are contingent on the completion of the Transaction and certain other events. In addition, National Bank Financial is to be indemnified in respect of certain liabilities that might arise out of its engagement.

Relationship with Interested Parties

National Bank Financial is not an insider, associate or affiliate of GlycoDesign or Inflazyme.

National Bank Financial acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of GlycoDesign and Inflazyme and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. National Bank Financial, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to GlycoDesign and Inflazyme.

Credentials

National Bank Financial is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. This Fairness Opinion is the opinion of National Bank Financial and the form and content hereof has been reviewed and approved for release by a group of managing directors of National Bank Financial, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In connection with rendering our Fairness Opinion, we have reviewed and relied upon, or carried out as the case may be, among other things, the following:

(i) the results of the sale process;

(ii) estimates prepared by management of GlycoDesign of the proceeds that would be available for distribution on a winding-up of the company;

(iii) various drafts of the Merger Agreement and schedules thereto made available to us;

(iv) certain publicly available financial and other information concerning GlycoDesign and Inflazyme;

(v) certain internal financial statements and other financial and operating data concerning GlycoDesign and Inflazyme prepared by the managements of GlycoDesign and Inflazyme, respectively;

(vi) discussions with senior executives of GlycoDesign and Inflazyme, respectively, concerning the past and current operations and financial condition and the prospects of GlycoDesign and Inflazyme;

(vii) reviewed certain due diligence materials prepared by the respective management teams and legal advisors to GlycoDesign and Inflazyme;

(viii) relevant stock market information relating to GlycoDesign and Inflazyme and other companies whose activities include businesses similar to the businesses of GlycoDesign and Inflazyme;

(ix) research reports on Inflazyme;

(x) certain industry reports and statistics as we considered necessary;

(xi) data with respect to other transactions of a comparable nature which we considered relevant;

(xii) discussions and negotiations among representatives of GlycoDesign and Inflazyme and their respective financial and legal advisors;

(xiii) a certificate dated March 27, 2003 of senior officers of GlycoDesign attesting to the accuracy and completeness of information provided to us;

(xiv) a certificate dated March 27, 2003 of senior officers of Inflazyme attesting to the accuracy and completeness of information provided us; and

(xv) such other information, discussions or analyses as we considered appropriate in the circumstances.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or information provided to us by GlycoDesign and Inflazyme and their respective affiliates and advisors or otherwise pursuant to our engagement. We have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. For purposes of rendering this Fairness Opinion, National Bank Financial has assumed that, in all respects material to its analysis, the representations and warranties of GlycoDesign and Inflazyme contained in the Merger Agreement are true, accurate and complete, in all material respects, GlycoDesign and Inflazyme will each perform all of the respective covenants and agreements to be performed by them under the Merger Agreement and all conditions to the obligations of each of GlycoDesign and Inflazyme as specified in the Merger Agreement will be satisfied without any waiver thereof. National Bank Financial has also assumed that all material governmental, regulatory, court or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory, court or other approvals and consents, no limitations, restrictions or conditions will be imposed that would have a material adverse effect on GlycoDesign or Inflazyme.

Since the Circular has not been prepared at the date of delivery of this Fairness Opinion, National Bank Financial has also had to assume that the Circular will not disclose any material information concerning the Transaction or the parties thereto that was not made available to us in connection with the rendering of this Fairness Opinion.

This Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of GlycoDesign and Inflazyme as they are reflected in the information, data and other material (financial or otherwise) reviewed by us and as they were represented to National Bank Financial in our discussions with the respective managements of GlycoDesign and Inflazyme.

In our analysis and in connection with the preparation of the Fairness Opinion, we have made assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved with the Merger Agreement. We believe these assumptions to be reasonable with respect to GlycoDesign and Inflazyme and the industry in which they operate.

Our Fairness Opinion is effective on the date hereof and National Bank Financial disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to National Bank Financial's attention after the date hereof. Without limiting the foregoing, if there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, National Bank Financial reserves the right to change, modify or withdraw the Fairness Opinion. This Fairness Opinion is addressed to and is for the sole use and benefit of the GlycoDesign Board, and may not be referred to, summarised, circulated, publicised or reproduced by GlycoDesign, other than in the Circular as aforesaid, or disclosed to, used or relied upon by any other party without the express prior written consent of National Bank Financial.

We believe that our analyses must be considered as a whole and that selecting portions of our analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

For the purposes of our opinion, we have relied on the advice of McCarthy Tétrault LLP, counsel to GlycoDesign, that the Transaction is not subject to the requirements of Rule 61-501 of the Ontario Securities Commission or Policy Q-27 of the Commission des valeurs mobilières du Québec.

The Fairness Opinion does not constitute, nor should it be construed as a recommendation as to how GlycoDesign Shareholders should vote their shares in connection with the Transaction. We are not expressing any opinion herein as to the prices at which the Inflazyme Common Shares may trade if and when they are issued.

Fairness Methodology

In connection with the provision of the Fairness Opinion, we have performed a variety of financial and comparative analyses, including those described below. In arriving at our Fairness Opinion, we have not attributed any particular weight to any specific analysis or factor considered by us, but rather have made qualitative judgements based on our experience in rendering such opinions and on the circumstances and information as a whole.

In assessing the fairness of the Exchange Ratio, from a financial point of view, to the GlycoDesign Shareholders, we:

(i) compared the Exchange Ratio and its implied transaction value to the historical market prices of GlycoDesign Common Shares and Inflazyme Common Shares;

(ii) considered the ability of GlycoDesign to continue as a going concern and management's estimate of the proceeds that would be available for distribution on a winding-up of the company and the risks and uncertainties inherent therein;

(iii) considered the outlook for Inflazyme;

(iv) considered the outlook for GlycoDesign in the absence of the Transaction;

(v) compared the Exchange Ratio and its implied value per GlycoDesign Common Share to the value per GlycoDesign Common Share implied by our analyses of comparable companies and comparable transactions;

(vi) considered the extent and results of the sale process and reviewed with GlycoDesign management the likelihood of a party, other than Inflazyme, making an offer or proposal to acquire GlycoDesign on terms more favourable than those of the Merger Agreement; and

(vii) considered such other factors or analyses, which we judged, based on our experience in rendering such opinions, to be relevant.

Conclusion

Based upon, and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the GlycoDesign Shareholders.

Yours very truly,

National Bank Financial Inc.

NATIONAL BANK FINANCIAL INC.

SCHEDULE F – SPECIAL RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) The amalgamation of GlycoDesign Inc. ("GlycoDesign") and 4149751 Canada Inc. ("4149751") be and the same is hereby approved and the Amalgamation Agreement between GlycoDesign and 4149751 be and is hereby approved.

(b) Any one officer or director of GlycoDesign is authorized and directed to do and perform all things, including the execution of documents, which may be necessary or desirable to give effect to the foregoing resolution.

(c) Notwithstanding that this special resolution has been duly passed by the shareholders of GlycoDesign, the directors of GlycoDesign be, and they hereby are, authorized and empowered to revoke this special resolution at any time before the issue of a Certificate of Amalgamation and to determine not to proceed with the amalgamation of GlycoDesign and 4149751, without further approval of the shareholders of GlycoDesign.

SCHEDULE G – DISSENT RIGHTS

Section 190 of the *Canada Business Corporations Act*, R.S., 1985, c. C-44.

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(*d*) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(*b*) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(*c*) amalgamate otherwise than under section 184;

(*d*) be continued under section 188;

(*e*) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(*a*) the shareholder's name and address;

(*b*) the number and class of shares in respect of which the shareholder dissents; and

(*c*) a demand for payment of the fair value of such shares.

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of their shares as determined under this section except where

(*a*) the shareholder withdraws his notice before the corporation makes an offer under subsection (12),

(*b*) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(*c*) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9),

in which case the shareholder's rights as a shareholder are reinstated as of the date the notice was sent.

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(*a*) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(*b*) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) On an application to a court under subsection (15) or (16),

(*a*) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(*b*) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(*a*) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder; or

(*b*) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(*a*) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(*b*) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

R.S., 1985, c. C-44, s. 190; 1994, c. 24, s. 23; 2001, c. 14 s. 135.

Exhibit 3

GlycoDesign Inc. Proxy Form


GLYCODesign

GlycoDesign Inc.
400 – 480 University Avenue
Toronto, Ontario M5G 1V2

PROXY FORM

THIS PROXY IS SOLICITED BY MANAGEMENT AND SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD THURSDAY, MAY 29, 2003.

The undersigned shareholder of GlycoDesign Inc. (the "Corporation"), hereby appoints Michael H. Thomas, President and Chief Executive Officer of the Corporation, or failing him, Brian S.G. Fielding, Vice President Finance, Chief Financial Officer and Secretary of the Corporation or, instead of either of them__________________________ as proxy for the undersigned to attend, act and vote on behalf of the undersigned at the special meeting of shareholders of the Corporation (the "Meeting") to be held on Thursday, May 29, 2003 at 9:00 a.m. (Toronto time) and at any adjournment thereof, in the following manner:

Without limiting the general powers conferred hereby, the undersigned directs the said proxy holder to vote the common shares represented by this proxy in the manner indicated below:

1. The special resolution in the form attached as Schedule F to the accompanying management proxy circular (the "Proxy Circular") approving the amalgamation agreement to be dated on or about June 5, 2003 between GlycoDesign and 4149751 Canada Inc. under section 181 of the *Canada Business Corporations Act,* as described in the Proxy Circular.

   Vote For ____________ **Vote Against** _________

2. At the sole discretion of the proxy holder named above, on such other matters as may properly come before the Meeting or any adjournment thereof.

DATED _________________, 2003

____
Shareholder's Signature

____
Print Name

Notes:

(i) **A Shareholder has the right to appoint a person other than the persons designated above, who need not be a Shareholder of GlycoDesign Inc., to attend and act on the Shareholder's behalf at the Meeting. To exercise such a right, the names of Michael H. Thomas and Patrick Michaud, above, should be crossed out and the name of the Shareholder's proxy holder should be legibly printed in the blank space provided, or another proxy in proper form should be completed.**

(ii) A proxy must be executed by the Shareholder or the Shareholder's attorney authorized in writing.

(iii) If this proxy is not dated, it will be deemed to bear the date on which it is received by CIBC Mellon Trust Company.

(iv) Your shares will be voted in accordance with your instructions given above. **If no instructions are given for a particular item, your shares will be voted for that item. If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this proxy is proposed at the Meeting, or at any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the appointed proxy holder.**

Please return this proxy by mail to CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 no later than 5:00 p.m., Toronto time, on Tuesday, May 27, 2003, or with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof.

Exhibit 4

Material Change Report

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
THE SECURITIES ACT (BRITISH COLUMBIA)
THE SECURITIES ACT (ALBERTA)
THE SECURITIES ACT (ONTARIO)
THE SECURITIES ACT (QUEBEC)
THE SECURITIES ACT (SASKATCHEWAN)
THE SECURITIES ACT (MANITOBA)
THE SECURITIES ACT (NEWFOUNDLAND/LABRADOR)
THE SECURITIES ACT (NOVA SCOTIA)
THE SECURITIES ACT (PRINCE EDWARD ISLAND)
THE SECURITY FRAUDS PREVENTION ACT (NEW BRUNSWICK)

Item 1. Name and Address of Reporting Issuer

Inflazyme Pharmaceuticals Ltd.
425 – 5600 Parkwood Way
Richmond, BC
V6V 2M2

Item 2. Date of Material Change

April 9, 2003

Item 3. Press Release

A press release announcing the change referred to in this report was issued on April 9, 2003 at Vancouver, BC and Toronto, ON.

Item 4. Summary of Material Change

Inflazyme Pharmaceuticals Ltd. ("Inflazyme") announced that it has entered into a definitive agreement with GlycoDesign Inc. ("GlycoDesign") whereby Inflazyme has agreed to acquire GlycoDesign. Inflazyme will issue 22 million shares to acquire all outstanding GlycoDesign shares in a deal valued at approximately $12.8 million. The acquisition will expand Inflazyme's franchise in inflammation and strengthen its product pipeline. The acquisition is subject to approval by GlycoDesign shareholders and regulatory authorities.

Item 5. Full Description of Material Change

See press release issued on April 9, 2003, a copy of which is attached to this report.

Item 6. Reliance on section 85(2) of the Act

Not Applicable

Item 7. Omitted Information

Not Applicable

Item 8. Senior Officers

For further information, please contact Mr. Michael Liggett, Chief Financial Officer at 604-279-8511.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED as of this 10th day of April, 2003 in the City of Richmond, in the Province of British Columbia.

INFLAZYME PHARMACEUTICALS LTD.

"Michael Liggett"
MICHAEL LIGGETT,
CHIEF FINANCIAL OFFICER

Exhibit 5

Inflazyme Pharmaceuticals Ltd. Press Release

NEWS RELEASE

FOR IMMEDIATE RELEASE



Tel: 604 279-8511 • Fax: 604 279-8711 • 1-800-315-3660 • Email: info@inflazyme.com • http://www.inflazyme.com

Inflazyme Pharmaceuticals Ltd. Suite 425, 5600 Parkwood Way, Richmond, British Columbia, Canada V6V 2M2

Inflazyme enters into Agreement to Acquire GlycoDesign

Expanding its Franchise in Inflammation and Strengthening its Product Pipeline

FOR IMMEDIATE RELEASE **April 9th, 2003**

Vancouver, B.C. and Toronto, Ontario, Canada, April 9th, 2003: Inflazyme Pharmaceuticals Ltd. (TSX: IZP) and GlycoDesign Inc. (TSX: GD) today announced that they have entered into a definitive agreement whereby Inflazyme has agreed to acquire GlycoDesign. Inflazyme will issue 22 million shares to acquire all outstanding GlycoDesign shares in a deal valued at approximately $12.8 million (see below). The acquisition will expand Inflazyme's franchise in inflammation and strengthen its product pipeline. The acquisition is subject to approval by GlycoDesign shareholders and regulatory authorities.

Ian McBeath, President & CEO of Inflazyme Pharmaceuticals said today: *"The acquisition of GlycoDesign will add further anti-inflammatory technology and expand our pipeline and potential partnering opportunities whilst adding to our cash reserves and capital base. This acquisition is part of our strategy to grow Inflazyme into a leading biopharmaceutical company and to build a franchise in the treatment of inflammation".*

Michael Thomas, President & CEO of GlycoDesign today said: *"GlycoDesign shareholders will benefit through the receipt of shares in a new, more broadly based Company with a larger product pipeline and greater resources, capable of delivering increased value to all shareholders. The new combined Company will build on its existing drug development capabilities and will be better positioned to advance the scientific programs, particularly in the field of inflammation. Importantly for the GlycoDesign shareholder is the realization of unrecognized value in their underlying investment."*

Rationale for the Acquisition

- The acquisition will provide Inflazyme an opportunity to expand its position as a leader in the development of new LSAID (Leukocyte Selective Anti-Inflammatory Drugs) anti-inflammatory therapies by the addition of GlycoDesign's novel CORE2 inhibitors. CORE2 inhibitors are a different type of LSAID and work through inhibition of an enzyme involved in the trafficking of leukocytes to areas of inflammation. Inflazyme currently has three other distinct series of LSAIDs from its own research. The CORE2 inhibitors will be additive to and expand Inflazyme's LSAID programs.

- Inflazyme's product pipeline will be further expanded by the addition of GlycoDesign's GH9001, a novel anti-thrombotic (anti-blood clotting) therapy, being developed in collaboration with Leo Pharma of Denmark, and currently in Phase I clinical trials. GlycoDesign has further novel anti-thrombotic technology in ATH, a pharmacological coating for blood-contact materials, currently completing pre-clinical studies.
- The acquisition may provide Inflazyme with increased partnering opportunities through a combination of both companies' technologies.
- Inflazyme's financial position will be strengthened giving Inflazyme the flexibility to extend its cash through to the end of 2005.
- The Inflazyme Board and management team will continue to manage the combined business. Ian McBeath and Dr Walter Lovenberg will continue as CEO and, Chairman of the Board respectively. One representative selected by the GlycoDesign Board will be invited to join the Board of Inflazyme.
- Inflazyme's expertise in clinical development and inflammation research is expected to be strengthened by the addition of key personnel from GlycoDesign. Operations will be consolidated into Inflazyme's Vancouver facility.

Details of the Acquisition:

Inflazyme will issue 22 million common shares, on a share exchange basis, for all of the issued and outstanding shares of GlycoDesign. GlycoDesign shareholders will receive 1.8424 Inflazyme common shares for every GlycoDesign share they own. Following the completion of the acquisition, which is expected to occur in June 2003, GlycoDesign shareholders will hold approximately 27.6 % of Inflazyme.

Based on the 10-day average closing price for Inflazyme's shares of $0.58 on the Toronto Stock Exchange for the 10-day period ended on the business day prior to this announcement, the deal is valued at $12.8 million. This values each GlycoDesign share at $1.07, which represents a premium of 174% over the 10-day average closing price of GlycoDesign's shares of $0.39 for the same period.

As at January 31st, 2003, GlycoDesign had working capital of approximately $17.7 million, which included cash and short-term investments of $18.8 million. As at December 31st, 2002 Inflazyme had working capital of approximately $20.4 million, which included approximately $22 million in cash and short-term investments.

The proposed acquisition has the unanimous support of the directors of both GlycoDesign and Inflazyme. Holders of approximately 34.5% of GlycoDesign's common shares have committed their support and agreed to vote their shares in favour of the acquisition. The Board of Directors of GlycoDesign has received a Fairness Opinion from National Bank Financial, Toronto, stating that the exchange ratio is fair from a financial point of view to the GlycoDesign shareholders. SG Cowen Securities Corporation is acting as advisors to Inflazyme.

A Special Meeting of GlycoDesign Shareholders will be held in Toronto on or about May 28th 2003 for the purpose of considering the transaction. Further information about the acquisition will be in the materials to be mailed to GlycoDesign shareholders.

Details of GlycoDesign:

GlycoDesign is a Toronto based drug discovery and development company developing products in the area of glycobiology to treat diseases such as thrombosis, inflammation and cancer. Its lead product, GH9001, being developed in collaboration with Leo Pharma of Denmark, is currently completing Phase I human clinical trials as a new anti-thrombotic agent. GH9001 represents a combination of a medium molecular weight heparin combined with a fractionated highly sulfated dermatan sulphate, which may have advantages over current anti-thrombotic therapies.

GlycoDesign is also developing ATH (anti-thrombin heparin covalent complex), a novel anti-thrombotic coating for devices such as in-dwelling catheters, heart valves and stents that are in human use. This technology is currently in pre-clinical testing and is expected to reduce the thrombogenic effects seen when non-physiologic materials are in contact with blood.

GlycoDesign's CORE2 inhibitor research is focused on the identification of novel small molecule inhibitors of the enzyme core-2 glycosyl transferase. Inhibition of this enzyme blocks leukocyte adhesion and migration and thus may be a new approach to the treatment of inflammatory diseases. GlycoDesign scientists are currently optimizing a number of molecules that show selective inhibition of this target.

Details of Inflazyme:

Inflazyme is a Vancouver based biopharmaceutical company focused on developing new therapies for the treatment of inflammation and other related diseases. Inflazyme's lead technologies are a range of novel, small molecule LSAIDs (Leukocyte Selective Anti-Inflammatory Drugs) that are being developed for a variety of inflammatory diseases. The Company is developing three distinct series of LSAIDs - the IPL5, IPL12 and IPL99 series. To date three LSAID molecules, from the IPL5 series, have entered human clinical trials

The most advanced LSAID molecule, IPL512,602 is currently in development for respiratory diseases in partnership with Aventis Pharma and is expected to enter into Phase II clinical trials in Q2'03. This remains as Inflazyme's highest priority. In November 2002 Aventis agreed to take over all program costs for the development of IPL512,602. At the same time the partnership was expanded by the addition of a new LSAID molecule, from Inflazyme's IPL12 series, as a second potential respiratory product.

Inflazyme has other LSAIDs in clinical and pre-clinical development for other inflammatory diseases that are not included in the Aventis partnership.

Inflazyme has also developed a number of inhibitors of the enzyme phosphodiesterase 4 (PDE4). A lead molecule in this series, IPL455,903, was recently partnered with Helicon Therapeutics Inc. as a potential new treatment for disorders of memory associated with stroke and Alzheimer's disease. Other PDE4 molecules remain in development by Inflazyme.

Conference Call

Inflazyme's President and Chief Executive Officer, Ian McBeath and GlycoDesign's President and Chief Executive Officer, Michael Thomas, will host a conference call to discuss this transaction, on April 9th at 8:30 a.m. EST. Live audio of the conference call will be simultaneously broadcast and made available to members of the news media, investors and the general public via Inflazyme's website at www.inflazyme.com. Audio replay of the conference will be available two hours following the completion of the call via Inflazyme's website, or by dialing
1 866 518 1010 (toll free) or 416 252 1143, until Wednesday, May 7, 2003.

Statements in this news release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Information Form for Inflazyme and GlycoDesign on file with the Canadian Securities Commissions. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this information.

Contact:
Inflazyme Pharmaceuticals Ltd.
Ian McBeath, President & CEO
Phone (800) 315-3660/604 279 8511
Fax (604) 279 8711
E-mail: Info@inflazyme.com
Website: www.inflazyme.com

Media Contact:
Nancy McHarg
James Hoggan & Associates, Inc.
(604) 739-7500

Contact:
GlycoDesign,
Michael Thomas, President & CEO
Phone (416) 593 6027
Fax (416) 593 8988
E-mail: mthomas@glycodesign.com
Website: www.glycodesign.com

<u>Exhibit 6</u>

Merger Agreement

MERGER AGREEMENT

between

INFLAZYME PHARMACEUTICALS LTD.

-and-

4149751 CANADA INC.

-and-

GLYCODESIGN INC.

Dated the 8th day of April, 2003

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

MERGER AGREEMENT

MERGER AGREEMENT dated as of April 8, 2003, between Inflazyme Pharmaceuticals Ltd. ("**Inflazyme**"), 4149751 Canada Inc. ("**Subco**") and GlycoDesign Inc. ("**GDI**").

BACKGROUND:

THE PARTIES ENTER INTO THIS AGREEMENT ON THE BASIS OF THE FOLLOWING FACTS, UNDERSTANDINGS AND INTENTIONS.

A. GDI is a biopharmaceutical company engaged in the business of research and development relating to innovative human therapeutics through their unique glycobiology research platform and partnerships.

B. The board of directors of GDI, after pursuing and considering a number of strategic alternatives, has determined that it would be in the best interests of the shareholders of GDI to complete the merger of GDI and Inflazyme on the terms set out in this Agreement (the "**Merger**").

C. Inflazyme is prepared to purchase all of the outstanding share capital of GDI subject to the terms and conditions of this Agreement.

D. Certain Securityholders of GDI have entered into the Shareholder Voting Agreement and Irrevocable Proxy with Inflazyme of even date herewith.

AGREEMENT:

In consideration of the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties covenant and agree as follows:

1. DEFINITIONS

1.1 Definitions.

The following capitalized terms used throughout this Agreement shall have the following meanings:

"**1933 Act**" means the United States Securities Act of 1933, as amended;

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended;

"**Acquisition Proposal**" has the meaning assigned to it in Section 3.2(a);

"**Agreement**" or "**Merger Agreement**" means this agreement;

"**Amalco**" means the amalgamated company formed by the amalgamation of GDI and Subco;

"**Amalco Common Shares**" means the common shares in Amalco;

"**Amalgamation**" means the amalgamation of Subco and GDI pursuant to Section 181 of the CBCA on the terms and conditions set out in the Amalgamation Agreement, subject to any amendments or variations thereto made in accordance with Section 7.6 hereof and the provisions of the Amalgamation Agreement in connection with the Merger;

"**Amalgamation Agreement**" means the agreement substantially in the form of Exhibit 1 attached hereto dated the Closing Date among Inflazyme, Subco and GDI whereby Subco and GDI amalgamate;

"**Ancillary Agreements**" means the Shareholder Voting Agreement and Irrevocable Proxy, the Amalgamation Agreement and the Option Replacement Agreement;

"**Applicable Corporate Laws**" has the meaning assigned to it in Section 2.1(e);

"**Applicable Securities Laws**" has the meaning assigned to it in Section 2.1(e);

"**Applicable Regulatory Approvals**" means the Authorizations of Governmental Entities or self-regulatory organizations set forth in Schedule A hereto;

"**Articles of Amalgamation**" means the articles of amalgamation of Amalco required to be sent to the Director pursuant to Section 185 of the CBCA;

"**Authorization**" means with respect to any Person, any order, permit, approval, waiver, licence, ruling, consent, exception or similar authorization (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entity having jurisdiction over such Person;

"**BC Act**" means the *Company Act* (British Columbia), as amended;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**Certificate of Amalgamation**" means the certificate of amalgamation issued by the Director in accordance with Section 185 of the CBCA;

"**Closing Date**" shall mean the date that is two (2) business days following the satisfaction or waiver of the conditions set forth in this Merger Agreement;

"**Closing Time**" means the closing of the Merger, which will take place at 5:00 a.m. (Vancouver time) on the Closing Date;

"**Confidentiality Agreement**" means the agreement between Inflazyme and National Bank Financial Inc. dated October 24, 2002 relating to disclosure to Inflazyme of confidential information relating to GDI;

"current assets" means cash and cash equivalents, short term investments, prepaid expenses as detailed in GDI accounts as of January 31, 2003 and refundable income tax credits;

"**Director**" means the Director appointed under Section 260 of the CBCA;

"Dissent Rights" means the rights of dissent provided to holders of GDI Common Shares under Section 190 of the CBCA in respect of the Amalgamation;

"Effective Date" means the date shown on the Certificate of Amalgamation;

"Effective Time" means 12:00 a.m. on the Effective Date;

"Employee Benefit Plan" means any employee benefit or compensation plan, program, agreement or arrangement whether written or unwritten, including any profit-sharing, deferred compensation, bonus, change in control, stock option, stock purchase, pension, retirement, severance, welfare, fringe benefit, vacation, sick leave, sabbatical, parenting, medical, dental, hospitalization, life or other insurance or incentive plan, program, agreement or arrangement offered or sponsored by GDI covering the employees or former employees of GDI in their capacities as such;

"Environmental Laws" means all applicable Laws and all agreements with any Governmental Entities relating to public health and occupational safety as they relate to the environment, or the handling, storage, disposal and discharge of Hazardous Substances, or the protection of the environment, and all Authorizations issued pursuant to such Environmental Laws;

"Environmental Permits" has the meaning assigned to it in Section 5.16(b);

"Exchange Ratio" means 1.8424, being the number of Inflazyme Common Shares issuable on exchange of each GDI Common Share on the Amalgamation determined in accordance with the following formula: the quotient obtained by dividing 22,000,000/the number of GDI Common Shares outstanding on a treasury basis;

"Execution Date" means April 8, 2003;

"GDI" means GlycoDesign Inc., a corporation existing under the laws of Canada and any successor thereof;

"GDI Board" means the board of directors of GDI;

"GDI Common Shares" means the common shares in the capital stock of GDI;

"GDI Consents and Waivers" has the meaning assigned to it in Section 2.2(b);

"GDI Disclosure Schedule" has the meaning assigned to it in Section 5;

"GDI Governing Documents" has the meaning assigned to it in Section 5.1;

"GDI Information Circular" means notice of the GDI Meeting and the information circular and proxy prepared by management of GDI and approved by the GDI Board to be sent to GDI Securityholders in connection with the solicitation of proxies by management of GDI for use at the GDI Meeting;

"GDI Material Adverse Effect" or **"GDI Material Adverse Change"** means a Material Adverse Effect on or Material Adverse Change affecting GDI;

"GDI Meeting" means the special meeting of the holders of GDI Common Shares to consider and approve the Merger;

"GDI Optionholder" means the holder of an option to purchase GDI Common Shares;

"GDI Options" means outstanding options to purchase GDI Common Shares;

"GDI Plan" means GDI's July 27, 2001 stock option plan, as amended;

"GDI Securityholders" means the holders of the GDI Common Shares;

"GDI Special Resolution" means the special resolution to effect the Amalgamation passed by GDI Securityholders;

"Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, regulatory body, commission, arbitral body, board, bureau, agency, court or tribunal, domestic or foreign, (b) any subdivision, arbitral body, commission, board, bureau, agency or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any self-regulatory organization;

"Hazardous Substance" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined or identified in or regulated by any Environmental Laws;

"Intellectual Property Rights" means, with respect to an entity, patents and applications for patents, trademarks, tradenames, trade secrets, service marks, and copyrights, and applications therefore, inventions, technology, engineering or other processes, object code, products and processes under development, databases, drawings, designs, formulae, prototypes, proprietary know-how or information, other confidential information, or other rights or materials with respect thereto owned or used by such entity or any subsidiary of such entity, together with all antecedent derivative works, or in which such entity or any subsidiary of such entity, has any rights or Licences to use in the business of such entity or any subsidiary of such entity;

"**Inflazyme**" means Inflazyme Pharmaceuticals Ltd., a corporation incorporated under the laws of the Province of British Columbia and any successor thereof;

"Inflazyme Board" means the board of directors of Inflazyme;

"Inflazyme Common Shares" means the common shares in the capital stock of Inflazyme;

"Inflazyme Consents and Waivers" has the meaning assigned to it in Section 2.2(c);

"Inflazyme Disclosure Schedule" has the meaning assigned to it in Section 4;

"Inflazyme Incentive Stock Option Plan" means Inflazyme's 2001 amended incentive stock option plan;

"Inflazyme Material Adverse Effect" or **"Inflazyme Material Adverse Change"** means a Material Adverse Effect on or Material Adverse Change affecting Inflazyme;

"Inflazyme Preferred Shares" means the 50,000,000 Class A Preferred Shares of Inflazyme having a par value of Cdn$1.00 per share;

"Inflazyme Preferred Shares, Series 1" means the 30,000,000 Preferred Shares Series 1 of Inflazyme having a par value of Cdn$1.00 per share;

"knowledge of GDI" or **"GDI's knowledge"** or other words of similar import mean the actual knowledge of any of the directors and officers of GDI, after due inquiry;

"knowledge of Inflazyme" or **"Inflazyme's knowledge"** or other words of similar import mean the actual knowledge of any of the directors and officers of Inflazyme after due inquiry;

"Laws" means all laws, statutes, codes, regulations, statutory rules, orders, ordinances, decrees, decisions, written policies or guidelines, by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity or self-regulatory authority, including the TSX, and the term "applicable" with respect to any such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertakings, property or securities and emanate from any Governmental Entity or self-regulatory authority having jurisdiction over the Person or Persons or its or their business, undertakings, property or securities;

"Licences" means licences, sub-licences, agreements, permissions, undertakings and understandings pursuant to which any third party is licensed or authorized to use any Intellectual Property Rights of a party hereto or pursuant to which a party hereto is authorized to use the Intellectual Property Rights of any third party (but not including material transfer agreements or confidentiality agreements that would not otherwise by themselves constitute a Licence, or any off the shelf shrink wrap licences);

"Material Adverse Effect" or **"Material Adverse Change"** means any material adverse effect on or change in the business, affairs, operations, assets (whether tangible or intangible, including Licences, permits, rights, privileges or other Intellectual Property Rights, whether contractual or otherwise), capitalization, or financial condition, of the specified entity or in the ability of such entity to consummate the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, none of the following shall be deemed, either alone or in combination, to constitute and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect or Material Adverse Change on an entity:

(a) any change in the market price or trading volume of such entity's stock other than such change that can reasonably be attributed to an event or fact that would constitute a Material Adverse Effect or Material Adverse Change;

(b) any failure by such entity to meet internal projections, budgets or forecasts;

(c) any adverse change, event or effect attributable or relating to the announcement or pendency of this Agreement or the Merger; other than with respect to Intellectual Property Rights;

(d) any adverse change, event or effect attributable or relating to conditions affecting the industry or industry sector in which such entity participates, or the United States or Canadian economy as a whole;

(e) any adverse change, event or effect attributable or relating to

(i) customary and usual out-of-pocket fees and expenses (including legal, accounting, investment banking and other fees and expenses, incurred in connection with the transaction contemplated by this Agreement); or

(ii) the payment of any amounts due to, or the provision of any other benefits to, any officers or employees under such employment contracts, non-competition agreements, Employee Benefit Plans, severance arrangements or other arrangements as set forth in Sections 5.11 and 5.12 of the GDI Disclosure Schedule;

(f) any adverse change, event or effect attributable or relating to compliance with the terms of, or taking of any action required by, this Agreement or the taking of any action consented to in writing by the other parties to this Agreement; or

(g) any adverse change, event or effect attributable or relating to actions required to be taken under applicable Laws applicable as of the Execution Date, or, to the extent permitted under this Agreement, Material Contracts of GDI;

"Material Contract" has the meaning assigned to it in Section 5.6;

"Merger" means the merger of GDI with Inflazyme by way of the Amalgamation effected pursuant to this Agreement and the Amalgamation Agreement;

"misrepresentation" has the meaning ascribed thereto in the Securities Act;

"National Bank Fairness Opinion" means the fairness opinion of National Bank Financial Inc., delivered to the GDI Board;

"Option Exchange Ratio" means the number of Inflazyme Common Shares issuable under the Option Replacement Agreement for each GDI Common Share issuable under the GDI Option based on the Exchange Ratio;

"Option Replacement Agreement" means the agreement substantially in the form attached as Exhibit 2 hereto to be entered into among Inflazyme and GDI Optionholders;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicated or other entity, whether or not having legal status;

"Principal Shareholders" means the shareholders of GDI who have entered into the Shareholder Voting Agreement and Irrevocable Proxy on the Execution Date;

"Replacement Options" means the Inflazyme Options issued in exchange for GDI Options;

"Returns" has the meaning assigned to it in Section 5.15(a)(ii);

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the *Securities Act* (Ontario), as amended;

"Shareholder Voting Agreement and Irrevocable Proxy" means the Shareholder Voting Agreement and Irrevocable Proxy made and entered into between April 1 and 8, 2003 by Principal Shareholders concerning the voting of their GDI Common Shares to effect the Merger;

"Subco" means 4149751 Canada Inc., a wholly-owned subsidiary of Inflazyme incorporated under the laws of Canada;

"Subsidiaries" means GlycoDesign Therapeutics Canada Inc. and Vascular Therapeutics, Inc.;

"Superior Proposal" has the meaning assigned to it in Section 3.2(a);

"Tax" has the meaning assigned to it in Section 5.15;

"Termination Fee" has the meaning assigned to it in Section 7.3; and

"TSX" means the Toronto Stock Exchange.

1.2 Accounting Matters.

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in the manner consistent with Canadian generally accepted accounting principles unless otherwise stated herein.

2. THE MERGER

2.1 The Merger.

(a) The proposed transaction will be effected by way of the Amalgamation whereby GDI and Subco will amalgamate and under the Amalgamation Agreement holders of the GDI Common Shares will receive Inflazyme Common Shares and the sole shareholder of Subco will receive Amalco Common Shares.

(b) On the Closing Date, Inflazyme shall grant Replacement Options to acquire Inflazyme Common Shares to GDI Optionholders in respect of their options that are vested at the Closing Date. The Replacement Options shall be issued on the basis of the Exchange Ratio. The exercise price shall be adjusted by dividing the current exercise price by the Exchange Ratio, the length of the term of the Replacement Options shall be the same as the GDI Option and all other terms of the Replacement Options shall be governed by the Inflazyme Incentive Stock Option Plan.

(c) The Merger shall be effected in accordance with all Applicable Corporate Laws and shall be subject only to the conditions set forth herein. The parties hereto shall use reasonable commercial efforts to consummate the Merger, subject only to the terms and conditions of this Agreement. The parties hereto agree to use their reasonable commercial efforts to obtain all of the Applicable Regulatory Approvals, waivers and consents required for consummation of the Merger and to satisfy the conditions precedent to the Merger to the extent they are within its power.

(d) The matters described in this Agreement shall be initiated on an expeditious basis and each party shall, and shall use all reasonable commercial efforts to cause third parties to, meet the schedules and time frames set out herein. Each of the parties hereto shall use all reasonable commercial efforts to cause the conditions specified in Section 2.2 to be satisfied within the time required thereby, and all matters described herein will be carried out in a cooperative basis and the parties will keep each other informed as to progress.

(e) GDI shall, in consultation with Inflazyme, prepare the GDI Information Circular to be sent to the GDI Securityholders in connection with the GDI Meeting, to ensure that it contains all information that is required to be included therein in accordance with all applicable corporate Laws ("**Applicable Corporate Laws**") and all Canadian domestic or foreign applicable securities Laws ("**Applicable Securities Laws**") and, without limiting the generality of the foregoing, provides the GDI Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the Merger.

(f) Each party will, in a timely and expeditious manner, provide to the other all information as may be reasonably requested by the other or required by applicable Law with respect to such party and its businesses and properties for inclusion in any information circular or similar document sent to the other's securityholders, including, without limitation, the GDI Information Circular, or in any amendments or supplements to any such information circular, complying in all material respects with all applicable legal requirements on the date of mailing thereof and not containing any misrepresentation and the parties supplying such information will indemnify and save harmless the other party and the directors and other officers of the other from and against any and all claims, suits, actions, causes of actions, liabilities, damages, costs, charges and expenses of every nature and kind whatsoever for which the directors or officers of the other party may become liable by virtue of such information containing a misrepresentation, provided that such information is included in any information circular in the form approved by the supplying party. This indemnity shall terminate at the time of the filing the Articles of Amalgamation giving effect to the Merger.

2.2 **Conditions Precedent to Closing.**

(a) The obligations of Inflazyme and GDI under this Agreement shall be conditional upon the following:

(i) the Merger shall be effected on or before 4:30 p.m. (Vancouver time) on June 16, 2003, or such other date as may be agreed upon by the parties hereto;

(ii) no event shall have occurred or circumstance shall exist which would make it impossible or impracticable to satisfy one or more of the conditions of the closing;

(iii) the parties hereto shall have obtained all Applicable Regulatory Approvals;

(iv) the GDI Board shall not have withdrawn, modified or changed any of the recommendations or determinations set forth in Section 2.3(a), in a manner that is adverse to Inflazyme;

(v) there shall not be in force any order or decree from a Governmental Entity of competent jurisdiction restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding of a judicial or administrative nature or otherwise, brought by a Governmental Entity in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would materially alter the terms and conditions of this Agreement or the Merger, or would otherwise be inconsistent with the Applicable Regulatory Approvals which have been obtained;

(vi) Inflazyme shall have received the approval of the TSX for the listing of Inflazyme Common Shares to be issued in the Merger and in connection with the exercise of Replacement Options;

(vii) the GDI Board shall have received the National Bank Fairness Opinion and such opinion shall not have been withdrawn; and

(viii) Inflazyme and GDI shall have mutually agreed upon a form of severance policy or severance arrangements applicable to the GDI employees that will not be retained by Amalco following the Closing Date.

(b) The following conditions are for the exclusive benefit of Inflazyme and may be waived by Inflazyme, in whole or in part, in its sole discretion, at any time and from time to time, both before or after the Closing Date:

(i) (x) each of the representations and warranties of GDI which are set out herein shall be true, correct and complete in all respects as of the Execution Date, and shall be true, correct and complete as of the Closing Date as if made on the Closing Date (or, if such representations and warranties speak to an earlier date, such earlier date) except in each case (A) as qualified by the GDI Disclosure Schedule or as otherwise contemplated by this Agreement and (B) for such failures which in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on GDI without giving effect to any update to the GDI Disclosure Schedule, and without giving effect to any "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties; *provided, however,* that such Material Adverse Effect qualifier shall be inapplicable with respect to the representations and warranties contained in Section 5.7, 5.9, 5.14, 5.15, 5.16, 5.20 and 5.22 which individually shall have been true, complete and correct in all material respects as of the Execution Date and shall be true, complete and correct in all material respects on and as of the Closing Date; (y) GDI shall have complied in all material respects with each of its covenants and obligations set out herein and in any Ancillary Agreements; and (z) Inflazyme shall have received a certificate of GDI dated the Closing Date, addressed to Inflazyme and signed on behalf of GDI by two authorized senior officers of GDI, confirming the same at the Closing Date;

(ii) each of the representations and warranties of the Principal Shareholders which are set out in the Shareholder Voting Agreement and Irrevocable Proxy shall be true, correct and complete in all material respects at the Execution Date and shall be true, correct and complete in all material respects as at the Closing Date as if made on the Closing Date and the depositing shareholders shall have complied in all material respects with each of their covenants and obligations set out in the Shareholder Voting Agreement and Irrevocable Proxy and the Shareholder Voting Agreement and Irrevocable Proxy shall not have been otherwise terminated;

(iii) receipt by Inflazyme of satisfactory evidence of the approval of the Merger by the GDI Board;

(iv) receipt by Inflazyme of satisfactory evidence of approval of the Amalgamation by the GDI Securityholders;

(v) the officers and key employees of GDI identified by Inflazyme in writing to GDI have executed employment, retention (and non-compete) agreements in a form satisfactory to Inflazyme acting reasonably;

(vi) all Applicable Regulatory Approvals, which are necessary or desirable shall have been obtained on terms and conditions satisfactory to Inflazyme acting reasonably;

(vii) no action, suit or proceeding shall have been threatened or commenced before or by any domestic or foreign court or tribunal or Governmental Entity or by any private Person, and no Law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of Law which has the effect to cease trade the GDI Common Shares or to enjoin, prohibit or impose material limitations, damages or conditions on the Amalgamation;

(viii) there shall not have occurred any change in the business, operations, assets, capitalization, financial condition, licences, permits, rights, liabilities, prospects or privileges, whether contractual or otherwise of GDI which would result in a GDI Material Adverse Change;

(ix) there shall not have occurred any material breach by GDI of any of the terms of this Agreement or the Amalgamation Agreement or any termination of this Agreement or the Amalgamation Agreement by GDI pursuant to the terms of this Agreement;

(x) all consents or waivers to be obtained by GDI from third parties relating to the Merger as listed on Schedule B ("**GDI Consents and Waivers**") shall have been obtained; and

(xi) GDI Securityholders holding more than 5% of the GDI Common Shares in the aggregate shall not have exercised any Dissent Rights in relation to the Amalgamation or the matters put before them at the GDI Meeting.

Inflazyme shall not rely on the failure to satisfy any of the conditions precedent in Sections 2.2(a) or 2.2(b) as a basis for non-compliance by Inflazyme with its obligations under this Agreement if the conditions precedent in Sections 2.2(a) or 2.2(b) would have been satisfied but for a material default by Inflazyme in complying with its obligations under this Agreement.

(c) The following conditions are for the exclusive benefit of GDI and may be waived by GDI, in whole or in part, in its sole discretion, at any time and from time to time, both before or after the Closing Date:

(i) (x) each of the representations and warranties of Inflazyme and Subco which are set out herein shall be true, correct and complete in all respects as of the Execution Date and shall be true, correct and complete as of the Closing Date, as if made at the Closing Date (or, to the extent such representations and warranties speak to an earlier date, such earlier date) except in each case (A) as otherwise disclosed in the Inflazyme Disclosure Schedule or as contemplated by this Agreement; and (B) for such failures which in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on Inflazyme; (y) Inflazyme and Subco shall have complied in all material respects with each of its covenants and obligations set out herein and any Ancillary Agreements; and (z) GDI shall have received a certificate of Inflazyme and Subco dated the Closing Date addressed to GDI and signed on behalf of Inflazyme and Subco by two authorized senior executive officers of Inflazyme and Subco confirming the same as at the Closing Date;

(ii) all Applicable Regulatory Approvals which are necessary or desirable shall have been obtained on terms and conditions satisfactory to GDI acting reasonably;

(iii) no action, suit or proceeding shall have been threatened or commenced before or by any domestic or foreign court or tribunal or Governmental Entity or by any private Person, and no Law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of Law which, in the sole judgment of GDI, acting reasonably, has the effect or may have the effect to cease trade the Inflazyme Common Shares or to enjoin, prohibit or impose material limitations, damages or conditions on the Amalgamation;

(iv) there shall not have occurred any change in the business, operations, assets, capitalization, financial condition, licences, permits, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Inflazyme which would result in an Inflazyme Material Adverse Change;

(v) there shall not have occurred any material breach by Inflazyme of any of the terms of this Agreement or the Amalgamation Agreement or any termination of this Agreement or the Amalgamation Agreement by Inflazyme pursuant to the terms of this Agreement;

(vi) it shall have received all customary legal opinions;

(vii) the Amalgamation shall have been approved by the GDI Securityholders in accordance with the CBCA;

(viii) all consents and waivers to be obtained by Inflazyme from third parties relating to the Merger as listed in Schedule C ("**Inflazyme Consents and Waivers**") shall have been obtained; and

(ix) receipt by GDI of evidence reasonably satisfactory to GDI of the approval of the Merger by the Inflazyme Board.

GDI shall not rely on the failure to satisfy any of the conditions precedent in Sections 2.2(a) or 2.2(c) as a basis for non-compliance by GDI with its obligations under this Agreement if the conditions precedent in Sections 2.2(a) or 2.2(c) would have been satisfied but for a material default by GDI in complying with its obligations under this Agreement.

2.3 **GDI Action.**

(a) GDI represents and warrants to Inflazyme that the GDI Board has received the National Bank Fairness Opinion stating that the Exchange Ratio is fair from a financial point of view and that those members of the GDI Board who are not obliged to abstain from voting on the matter, upon review of the National Bank Fairness Opinion and consultation with GDI's advisors, have determined unanimously that:

(i) the Merger is fair to the GDI Securityholders and is in the best interests of GDI and the GDI Securityholders;

(ii) those members of the GDI Board who are not obliged to abstain from voting on the matter will unanimously recommend that the GDI Securityholders vote in favour of the Amalgamation; and

(iii) this Agreement is in the best interests of GDI and the GDI Securityholders.

(b) GDI represents that all GDI directors and officers have advised GDI that at the date hereof such directors and officers intend to vote their GDI Common Shares in favour of the GDI Special Resolution necessary to effect the Merger and GDI will so represent in the GDI Information Circular.

(c) GDI covenants in favour of Inflazyme that it shall:

(i) co-operate with Inflazyme and its counsel in the preparation of all material reasonably required to give effect to the Merger;

(ii) use all reasonable commercial efforts to prepare the GDI Information Circular together with any other documents required by the Securities Act or other Applicable Securities Laws in connection with the Amalgamation (translated into the French language if required by law), and use its reasonable commercial efforts to cause the GDI Information Circular and other documentation required in connection with the GDI Meeting to be sent to each holder of GDI Common Shares and filed as required by applicable Laws as soon as practicable and in any event prior to May 5, 2003;

(iii) diligently do such acts and things as may be necessary to comply with National Instrument 54-101 *Communication With Beneficial Owners of Securities of a Reporting Issuer* of the Canadian provincial securities regulators in relation to the GDI Meeting and, without limiting the generality of the foregoing, shall, in consultation with Inflazyme, use its reasonable commercial efforts to accelerate the timing of the GDI Meeting in accordance with the terms of such National Instrument;

(iv) file with the Quebec Securities Commission the notice required by Section 50 of the *Securities Act* (Québec) in connection with the Amalgamation;

(v) as soon as reasonably practical but in any event prior to May 27, 2003, convene and hold the GDI Meeting for the purpose of considering and approving the GDI Special Resolution (and for any other proper purpose as may be set out in the notice for such meeting as agreed to in writing by the parties hereto);

(vi) after the date hereof but prior to the GDI Meeting, cause its directors and officers to solicit proxies from the nine largest holders of the GDI Common Shares, other than the four Principal Shareholders, to approve the Special Resolution and to engage a solicitation firm to solicit proxies generally if reasonably requested by Inflazyme;

(vii) use all reasonable commercial efforts to cause each GDI Optionholder who will receive Replacement Options as of the Closing Date to execute and deliver an agreement substantially the same in substance as the Option Replacement Agreement;

(viii) subject to obtaining the required shareholder approval, as soon as reasonably practicable thereafter, send to the Director for endorsement and filing by the Director the Articles of Amalgamation and such other documents as may be required under the CBCA to give effect to the Amalgamation; and

(ix) execute and deliver the Amalgamation Agreement.

(d) GDI covenants in favour of Inflazyme that the amount obtained by deducting from current assets (i) all liabilities but excluding unamortized leasehold allowance and rent equalization accrual balances totaling $1,016,000 (including contingent liabilities) and (ii) future commitments, including but not limited to commitments related to severance, directors' and officers' "run-off" insurance as provided in Section 6.4 hereof, Merger related expenses, lease termination expenses and one-half of the facilities' lease commitment through to December, 2004 shall at April 30, 2003, be not less than $8.9 million, excluded from future commitments are amounts Inflazyme plans to pay to Hamilton Civic Hospitals Research Development Inc. and facility lease commitments that would result from Inflazyme's failure to terminate the lease in December 2004.

2.4 <u>Inflazyme Action.</u>

(a) Inflazyme covenants in favour of GDI that, on or prior to the Closing Date and subject to the satisfaction or waiver of the other conditions herein contained in its favour:

(i) To enter into the Option Replacement Agreement on or prior to the Closing Date.

(ii) To cause Subco to execute and deliver the Amalgamation Agreement on or prior to the Closing Date.

(iii) To execute and deliver the Amalgamation Agreement on or prior to the Closing Date.

(b) Inflazyme covenants in favour of GDI that it shall maintain up to April 30, 2003 Closing Date a working capital (before deducting Merger related expenses) balance of at least $13 million.

2.5 **Subco Action.**

Subco covenants in favour of GDI that, on or prior to the Closing Date and subject to the satisfaction or waiver of the other conditions contained in favour of Subco, to execute and deliver the Amalgamation Agreement.

2.6 **Directors.**

(a) If the Merger is effected and all conditions necessary for the completion thereof have either been satisfied or waived, Inflazyme will promptly thereafter use its reasonable commercial efforts to cause the election to the Inflazyme Board of one (1) new director identified by the GDI Board and acceptable to the Inflazyme Board acting reasonably.

(b) For a period of three years after the Effective Date, so long as such director is qualified, able and willing to serve and the Corporate Governance and Nominating Committee of Inflazyme has not recommended otherwise, Inflazyme shall include such director on the list of management nominees in any information circular prepared for any meeting of Inflazyme securityholders at which directors are to be elected.

2.7 **Joint Press Release and Public Disclosure.**

The parties shall jointly issue a press release upon execution of this Agreement in the form set forth in Exhibit 3. All press releases or other public written communications of any sort by any of the parties to this Agreement relating to this Agreement or the Merger and the method of release for publication thereof shall be provided for review and comment by the other party to this Agreement. Each party shall expeditiously comment on such written communication provided that the party issuing such written communication shall not be delayed if to do so would be contrary to any legal or regulatory requirements.

2.8 **Articles of Amalgamation.**

The Articles of Amalgamation and the Amalgamation Agreement shall provide substantially as follows:

(a) upon the Amalgamation, each holder of GDI Common Shares (subject to the consequences of applicable Laws in respect of a holder of GDI Common Shares who has exercised its Dissent Rights and is ultimately entitled to be paid the fair value of its GDI Common Shares), shall receive for each GDI Common Share held by such holder immediately prior to the Effective Time 1.8424 Inflazyme Common Shares provided that any fractions used shall be carried out to three decimal places only; and no fractional Inflazyme Common Shares shall be issued pursuant to the Amalgamation and all such fractional interests of a holder of GDI Common Shares shall be rounded up or down to the nearest whole share without any cash payment in respect thereof; and

(b) Inflazyme shall receive 100% of the common shares of Amalco in exchange for the Subco Common Shares held by it.

3. COVENANTS OF GDI

3.1 Ordinary Course of Business.

(a) GDI covenants and agrees that during the period from the Execution Date and continuing until the earlier to occur of the termination of this Agreement or the Closing Time, unless Inflazyme shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement GDI and the Subsidiaries shall conduct their business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice; to pay its debts and Taxes when due, in the ordinary course and substantially the same manner as previously paid, except for any debts or Taxes which are being contested in good faith by GDI, to pay or perform its other material obligations when due in the ordinary course in substantially the same manner as previously paid or performed, to maintain and keep its assets (including its Intellectual Property Rights), properties and equipment in good repair, working order and condition, in a manner consistent with past practices and in compliance with applicable agreements or contractual obligations, and to use its reasonable commercial efforts, consistent with past practices and policies to preserve intact its present business, organization and goodwill, and preserve its relationships with officers, employees, consultants, strategic partners, research collaborators and others having material business dealings with it. Without limiting the generality of the foregoing and except as expressly contemplated by this Agreement, during the period from the Execution Date and continuing until the earlier to occur of the termination of this Agreement or the Closing Date, without the prior written consent of Inflazyme acting reasonably or as otherwise expressly contemplated by this Agreement, GDI shall not, directly or indirectly, and shall not permit the Subsidiaries to, directly or indirectly:

(i) issue, sell, pledge, lease, convey, transfer, assign, license, hypothecate, dispose of, encumber or agree to issue, sell, pledge, lease, convey, transfer, assign, license, hypothecate, dispose of or encumber:

(A) any additional securities of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any securities of, GDI (other than pursuant to the exercise of employee stock options currently outstanding in accordance with their existing terms) or the Subsidiaries;

(B) any Intellectual Property Rights, other than as granted or required to be granted under current co-development agreements, under Licences granted or under current or future material transfer agreements, in each case in such ordinary course of business and as agreed to by Inflazyme acting reasonably and, provided that any such agreements and Licences (a) shall not result in any transfer of or grant of right to practice any technology, know-how, trade secret or proprietary process or procedures of GDI and (b) shall be on commercially reasonable terms and shall not prejudice Inflazyme's rights under this Agreement; or

(C) except in the ordinary course of business, any other tangible or intangible assets or property of GDI or the Subsidiaries, including fixtures, office and lab equipment, furnishings, furniture, software and computers and GDI's shares in the Subsidiaries;

(ii) amend or authorize the amendment of its certificate of incorporation, articles, by-laws or other constating documents or the articles, by-laws or other constating documents of any Subsidiary;

(iii) split, combine or reclassify any outstanding GDI Common Shares or declare, set aside or pay any dividends or other distributions payable in cash, stock, property or otherwise with respect to the GDI Common Shares;

(iv) redeem, purchase or offer to purchase any GDI Common Shares or any other securities of GDI or any rights, warrants or options to acquire GDI Common Shares or other securities of GDI;

(v) reorganize, amalgamate, merge or otherwise continue GDI or any Subsidiary with any other Person;

(vi) acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any Person (including any division) or acquire or agree to acquire any material assets;

(vii) alter, destroy, remove or otherwise fail to retain any books and records of GDI or any Subsidiary;

(viii) commence to undertake an expansion of its business facilities or enter into any sub-lease agreement with respect to its facilities;

(ix) guarantee the payment of any indebtedness or current indebtedness for money borrowed or issue or sell any non-convertible debt securities other than accounts receivable incurred in the ordinary course of business or indebtedness incurred with the financing of working capital;

(x) except in the usual, ordinary and regular course of business and consistent with past practice: (A) prepay, satisfy, discharge or settle any claims or liabilities (absolute, accrued, asserted, unasserted, contingent or otherwise) prior to the same being due, except such as have been reserved against in the financial statements of GDI, which are, individually or in the aggregate, material; (B) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material; or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(xi) make any loans, advances or capital contributions to, or investments in, any other Person (including advances to employees), except that GDI may (x) make routine travel advances to employees in the ordinary course of business and (y) invest its cash balances in short-term investment grade debt securities in accordance with past practices;

(xii) make or rescind any material express or deemed election relating to Taxes, settle or compromise any material action relating to Taxes, amend any material Tax return except in each case in the ordinary course of business consistent with past practice or as required by law, or except as may be required by applicable Law, make any change to any of its accounting methods with respect to Taxes (including its reporting of income or deductions, basis or its write-offs of accounts receivable);

(xiii) fail to maintain its existing insurance coverage of all types in effect or, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies;

(xiv) change its methods of accounting as in effect on January 31, 2003 or take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures;

(xv) modify, amend or terminate any material contracts or waive, release or assign any material rights or claims;

(xvi) take, or agree to commit to take, any action that would cause the representations and warranties of GDI contained herein, individually or in the aggregate, not to be true, correct and complete in all material respects, such that the condition to closing set forth in Section 2.2(b)(i)(x) would not be satisfied;

(xvii) close, shut down, or otherwise eliminate any facility or office;

(xviii) make or commit to make any capital expenditures or make any cash disbursement for any single item or related series of items with a value in excess of $20,000;

(xix) initiate, compromise or settle any material litigation or arbitration proceeding;

(xx) accelerate the vesting of any unvested stock options;

(xxi) enter into or modify (or promise to enter into or modify) any employment or compensation or severance policies or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers or directors of GDI or modify any Employee Benefit Plan other than pursuant to agreements, policies or arrangements in effect (without amendment) on the Execution Date or as disclosed in Sections 5.11 and 5.12 of the GDI Disclosure Schedule;

(xxii) except to the extent permitted by Section 2.2(a)(viii), with respect to employees who are not officers or directors, take or promise to take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the entering into or modifying of any employment or severance policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, pension benefits, retirement allowances, deferred compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable otherwise than pursuant to agreements, policies or arrangements in effect (without amendment) on the Execution Date and as disclosed in Sections 5.11 and 5.12 of the GDI Disclosure Schedule;

(xxiii) settle or compromise any claim brought by any present, former or purported holder of any securities of GDI in connection with the transactions contemplated by this Agreement or any Ancillary Agreements without the prior written consent of Inflazyme; or

(xxiv) violate or fail to perform any obligation or duty imposed upon it or any of its Subsidiaries by any material applicable federal, provincial or foreign Law.

(b) GDI shall:

(i) promptly notify Inflazyme orally and in writing of (A) any Material Adverse Change in the Intellectual Property Rights, any GDI Material Adverse Change and of GDI obtaining knowledge of any material governmental or third party claims, complaints, investigations or hearings (or communications indicating that the same may be threatened), (B) of any event occurring subsequent to the Execution Date that would render any representation or warranty of GDI contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue, incorrect or incomplete in any material respect, and (C) of any breach by GDI of any covenant or agreement contained in this Agreement, such that the conditions to closing set forth herein would not be satisfied; and

(ii) confer on a regular basis with Inflazyme with respect to operational matters and advise Inflazyme in advance of any proposed press release or public announcement relating to the operations of GDI and provide a reasonable opportunity for Inflazyme to review and provide comments on such press release or announcement.

(c) GDI shall use reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(d) GDI shall not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time.

(e) GDI shall not enter into or modify any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 3.1 or authorize, recommend, propose or announce an intention to do so without the prior written consent of Inflazyme, not to be unreasonably withheld.

(f) GDI shall maintain at April 30, 2003, the sum of $8.9 million after deducting from current assets (i) all liabilities (including contingent liabilities) but excluding unamortized leasehold allowance and rent equalization accrual balances totalling $1,016,000 and (ii) future commitments, including but not limited to commitments related to severance, directors' and officers' "run-off" insurance as provided in Section 6.4 hereof, Merger related expenses, lease termination expenses and one-half of the facilities' lease commitment through to December, 2004, excluded from future commitments are amounts Inflazyme plans to pay to Hamilton Civic Hospitals Research Development Inc. and facility lease commitments that would result from Inflazyme's failure to terminate the lease in December 2004.

3.2 Non-Solicitation.

(a) GDI shall not and shall not permit any Subsidiary to, directly or indirectly, through any officer, director, employee, representative or agent of GDI or otherwise, solicit, initiate or encourage (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding, oral or written), participate in any discussions or negotiations, or take any other action intended to facilitate the making of any proposals relating to or that may reasonably be expected to relate to, any merger, amalgamation, arrangement, take-over bid, sale of substantial assets, sale of treasury shares (other than pursuant to the exercise of outstanding options) or any similar transactions involving GDI or a Subsidiary (any of the foregoing inquiries or proposals being referred to herein as an "**Acquisition Proposal**"), provided that nothing in this Section 3.2(a) shall prohibit GDI or its directors from referring a third party to this Section 3.2 or making a copy of this Section 3.2 available to any third party; and, provided, further, that if the GDI Board reasonably determines an Acquisition Proposal constitutes a Superior Proposal (as defined below), then, to the extent required by the fiduciary obligations of the GDI Board, as determined in good faith by a majority thereof after consultation with counsel, GDI may, in respect to an unsolicited request therefor, (i) furnish information with respect to GDI and its Subsidiaries to any person pursuant to a customary confidentiality agreement and, (ii) discuss, negotiate and enter into an agreement with respect to a Superior Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer or director of GDI or any of its Subsidiaries or any financial advisor, attorney or other advisor or representative of GDI or any of its Subsidiaries, whether or not such person is purporting to act on behalf of GDI or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 3.2(a) by GDI.

For purposes of this Agreement, **"Superior Proposal"** means a bona fide Acquisition Proposal which a majority of the unconflicted members of the GDI Board determines, at a duly constituted meeting of the GDI Board or by unanimous written consent, in their reasonable good faith judgment to be more favourable to the GDI Securityholders than the Merger (after consultation with GDI's financial advisor) and for which financing, to the extent required, is then committed or which, in the reasonable good faith judgment of a majority of such members, as expressed in a resolution adopted at a duly constituted meeting of such members (after consultation with GDI's financial advisor), is reasonably capable of being obtained by such third party.

(b) GDI shall, and shall direct and use reasonable commercial efforts to cause its Subsidiaries, directors, officers, employees, representatives and agents to immediately cease and cause to be terminated any discussions or negotiations with any parties, other than Inflazyme, with respect to any actual, future or potential Acquisition Proposal. GDI shall immediately close any data rooms. GDI agrees not to release any third party from any confidentiality or standstill agreement to which GDI and such third party is a party. GDI shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with GDI relating to a potential Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(c) GDI and the Subsidiaries shall immediately notify Inflazyme of any future Acquisition Proposal or any request following the date hereof for non-public information relating to GDI in connection with an Acquisition Proposal or for access to the properties, books or records of GDI or a Subsidiary by any Person or entity that informs GDI or a Subsidiary that it is considering making, or has made, an Acquisition Proposal and shall keep Inflazyme fully informed of the status and details (including amendments or proposed amendments) of such request, Acquisition Proposal or inquiry. Such notice to Inflazyme shall be made, from time to time, orally and in writing and shall indicate such details of the proposal, inquiry or contact known to GDI or the Subsidiaries as Inflazyme may reasonably request, excluding the identity of the Person making such proposal, inquiry or contact.

(d) GDI shall ensure that the Subsidiaries, the officers, directors and employees of GDI and the Subsidiaries and any investment banker or other advisors or representatives retained by GDI are aware of the provisions of this Section 3.2.

3.3 Access to Information.

Subject to the Confidentiality Agreement, GDI shall afford Inflazyme's officers, employees, counsel, investment bankers, accountants and other authorized representatives and advisors access, at all reasonable times and on a reasonable basis, from the date hereof and until the expiration of this Agreement, to its business, properties, books, contracts and records as well as to its management personnel, and, during such period, GDI shall furnish promptly to Inflazyme all information concerning its business, properties and personnel as Inflazyme may reasonably request.

3.4 Structure of Transaction.

The parties intend that the Inflazyme Common Shares to be issued on the Merger are to be issued in a transaction exempt from registration under the 1933 Act and the prospectus requirements of the Applicable Securities Laws in Canada and shall be "freely tradeable" in Canada.

3.5 Implementation of the Transaction. GDI shall:

(a) not change the date of or adjourn the GDI Meeting;

(b) not retain any dealer-manager to solicit proxies from the holders of GDI Common Shares in respect of the GDI Meeting without the consent of Inflazyme, such consent not to be unreasonably withheld or delayed and the parties acting reasonably shall agree upon the identity of the dealer-manager;

(c) provide or cause to provide to Inflazyme from time to time all proxy return information with respect to the GDI Meeting on a timely basis upon request by Inflazyme;

(d) not take any action, refrain from taking any commercially reasonably action, or permit any action to be taken or not taken that is within its control, which is inconsistent with this Agreement or which would reasonably be expected to significantly impair or impede the Merger or the Amalgamation; and

(e) upon receiving a request from Inflazyme, provide lists of shareholders prepared by GDI or the transfer agent of GDI and a list of holders of stock options, as well as security position listings from each depository, including The Canadian Depository for Securities Limited, and deliver that list to Inflazyme promptly after execution of this Agreement and obtain and deliver to Inflazyme thereafter as Inflazyme may reasonably require supplemental lists setting out any changes thereto, all such deliveries to be both in printed form and if available on computer-readable format.

4. REPRESENTATIONS AND WARRANTIES OF INFLAZYME AND SUBCO

Inflazyme and Subco hereby represent and warrant to GDI as follows, except to the extent as set forth with particularity as to each Section in the Inflazyme disclosure schedule attached to this Agreement as Schedule D (the "**Inflazyme Disclosure Schedule**"). The Inflazyme Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall qualify other paragraphs in this Agreement only to the extent that such disclosures specifically references the fact that it also qualifies or applies to such other specified paragraphs or if it is reasonably apparent on the face of the disclosure that it is applicable to another Section of the Inflazyme Disclosure Schedule. Any certificate signed by an officer of Inflazyme or Subco and delivered to GDI at or prior to the Closing pursuant to Section 2.2(c) shall be deemed to be a representation and warranty by such party to GDI under this Agreement as to each and every matter stated.

4.1 **Organization and Qualification.**

Inflazyme is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia and has the requisite corporate power and authority to carry on its business as it is now being conducted. Subco is a corporation duly incorporated, validly existing and in good standing under the laws of Canada and has the requisite corporate power and authority to carry on its business as it is now being conducted. Inflazyme and Subco are duly registered to do business and are in good standing in each jurisdiction in which the character of their properties, owned or leased, or the nature of their activities make such registrations necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Inflazyme or on the ability of Inflazyme to consummate the transactions contemplated hereby.

Copies of the constating documents (including memorandum, articles, by-laws and constating agreements) of Inflazyme and Subco heretofore delivered to GDI are accurate and complete as of the date hereof and have not been amended or superseded.

4.2 **Authority Relative to this Agreement.**

Each of Inflazyme and Subco has the requisite corporate power and authority to enter into this Agreement and each Ancillary Agreement to which it is a party and to carry out its respective obligations thereunder. The execution and delivery of this Agreement and each Ancillary Agreement to which it is a party and the consummation by Inflazyme and Subco of the transactions contemplated hereby and by the Merger have been duly authorized by the Inflazyme Board and the board of directors of Subco, and no other corporate proceedings on the part of Inflazyme or Subco are or will be necessary to authorize this Agreement and each Ancillary Agreement to which it is a party and the transactions contemplated thereby. This Agreement has been duly executed and delivered by Inflazyme and Subco and constitutes a legal, valid and binding obligation of Inflazyme and Subco enforceable against Inflazyme and Subco in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

4.3 **No Violations.**

Except as disclosed in Section 4.3 of the Inflazyme Disclosure Schedule, neither the execution nor the delivery of this Agreement by Inflazyme or Subco, nor the consummation of the transactions contemplated hereby and by the Amalgamation Agreement, nor compliance by Inflazyme or Subco with any of the provisions hereof will in any material respect: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination, acceleration, suspension, revocation, impairment, forfeiture or non-renewal of, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Inflazyme or Subco under any of the terms, conditions or provisions of (x) Inflazyme or Subco constating documents or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract, judgment, order, writ, decree, statute, rule, regulation, lien, license, permit, franchise, authorization, approval or other instrument or obligation to which Inflazyme or Subco is a party, or to which they or any of their properties or assets may be subject, or by which Inflazyme or Subco are bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 4.4, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, law, rule or regulation applicable to Inflazyme or Subco or any of their respective properties or assets (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Inflazyme or on the ability of Inflazyme to consummate the transactions contemplated hereby); (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Inflazyme or (z) any judgment, order, writ, decree, statute, rule or regulation to which Inflazyme or Subco is a party, or to which it or any of its properties or assets may be subject, or by which Inflazyme or Subco is bound in each case under (x) and (y) which would have an Inflazyme Material Adverse Effect. No prior notice, consent or waiver from any Person, other than Inflazyme Consents and Waivers, is required to consummate the transactions contemplated in this Agreement and the Ancillary Agreements.

4.4 <u>Regulatory Approvals</u>

Other than in connection with or in compliance with the provisions of the Applicable Corporate Laws and Applicable Securities Laws and as set out in Section 4.4 of the Inflazyme Disclosure Schedule, (i) there is no legal impediment to Inflazyme's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with or authorization, consent or approval of, any Governmental Entity is required or of Inflazyme in connection with the making or the consummation of the Merger, except for (A) such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Inflazyme or on the ability of Inflazyme to consummate the transactions contemplated hereby, and (B) any of the Applicable Regulatory Approvals.

4.5 **<u>Absence of Inflazyme Material Adverse Changes.</u>**

Since March 31, 2002, and except as specified herein or in the Inflazyme Disclosure Schedule or the information filed by Inflazyme under Canadian securities Laws, there has not occurred any Inflazyme Material Adverse Change.

4.6 **<u>Capitalization.</u>**

As of the Execution Date, the authorized share capital of Inflazyme consists of 150,000,000 shares divided into 100,000,000 Common Shares without par value and 50,000,000 Class A Preference Shares with a par value of Cdn$1.00 per share. Of the 50,000,000 Class A

Preference Shares, 30,000,000 have been designated as Series 1. As of the Execution Date, there were 57,550,080 Common Shares and 21,957,676 Class A Preferred Shares, Series 1 issued and outstanding. The Inflazyme Common Shares to be issued on the Merger will, when issued, be validly issued, fully paid and non-assessable and, issued in compliance with all applicable federal, state and provincial securities law. As at the Execution Date, Inflazyme had outstanding 4,422,256 options to acquire Inflazyme Common Shares at prices ranging from $0.39 to $7.00. There are no other options, warrants or other rights agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Inflazyme of any securities of Inflazyme or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing the right to acquire, any securities of Inflazyme. As at the Execution Date the authorized capital of Subco consists of an unlimited number of Common Shares of which one common share is issued and outstanding. There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Subco of any securities of Subco or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Subco.

4.7 <u>Financial Statements.</u>

The audited consolidated financial statements of Inflazyme for and as at each of the fiscal years ended on March 31, 2002, March 31, 2001 and March 31, 2000 (including the notes thereto and the report of the auditors thereon) have been, and all financial statements of Inflazyme which are publicly disseminated by Inflazyme in any subsequent period prior to the Closing Date will be, prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis with prior periods and present fairly, in all material respects, the consolidated financial position and results of operations of Inflazyme and its subsidiary, taken as a whole, as of the respective dates thereof and for the respective periods covered thereby. The unaudited consolidated financial statements for the nine months ended December 31, 2002 were prepared in accordance with generally accepted accounting principles in Canada and present fairly, in all material respects, the financial position of Inflazyme, the results of its operations and the changes in its financial position for such nine-month period subject to normal year-end adjustments and to the fact that such statements do not contain notes. Except as disclosed in such financial statements, Inflazyme had no material liabilities (whether actual, accrued or contingent, and whether direct or indirect, at such dates).

4.8 <u>Ownership of Subco; No Prior Activities.</u>

As of the Effective Date, all of the outstanding shares of Subco are owned by Inflazyme. As of the Effective Date, except for obligations and liabilities incurred in connection with its incorporation or organization and transactions contemplated by this Agreement or the Ancillary Agreements and any other agreements or arrangements contemplated by this Agreement, Subco has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.9 <u>Books and Records</u>

The corporate records and minute books of Inflazyme have been maintained in accordance with all applicable Law and are complete and accurate in all material respects. Without limiting the generality of the foregoing, the books, records and accounts of Inflazyme

(i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets and the issuances of securities of Inflazyme, and (iii) accurately and fairly reflect the basis for Inflazyme's financial statements. Inflazyme has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles or any other criteria applicable to such statements and (B) to maintain accountability for assets.

4.10 Litigation, etc.

Except as disclosed in Section 4.10 of the Inflazyme Disclosure Schedule, there are, at the date hereof, no actions, suits or proceedings, claims, arbitrations or investigations pending, or to the knowledge of Inflazyme threatened, affecting Inflazyme at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, which action, suit, proceeding, claims, arbitrations or investigations involves a possibility of any judgment against or liability of Inflazyme which, if successful, would have a Material Adverse Effect on Inflazyme or on the ability of Inflazyme to consummate the transactions contemplated hereby. Neither Inflazyme nor its assets and properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or is reasonably expected to have a Material Adverse Effect on Inflazyme or that could reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Amalgamation.

4.11 Disclosure.

The information in respect of Inflazyme and its assets, reserves, liabilities, business and operations provided in the data room or by officers of Inflazyme or its advisors to GDI was and is accurate and correct in all material respects at the respective dates thereof and did not and does not omit any information necessary to make any such information provided not misleading as at the respective dates thereof.

4.12 Reporting Issuer Status.

Inflazyme is a "reporting issuer" in all provinces of Canada.

4.13 Freely-Tradable Shares.

The Inflazyme Common Shares to be issued at the merger will be freely tradeable in all provinces of Canada.

5. REPRESENTATIONS AND WARRANTIES OF GDI

GDI hereby represents and warrants to Inflazyme as follows except to the extent as set forth with particularity as to each Section in the GDI disclosure schedule attached to this Agreement as Schedule E (the "**GDI Disclosure Schedule**"). The GDI Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall qualify other paragraphs in this Agreement only to the extent that such disclosures specifically references the fact that it also qualifies or applies to such other specified paragraphs or if it is reasonably apparent on the face of the disclosure that it is applicable to another Section of the GDI Disclosure Schedule. Any certificate signed by an officer of GDI and delivered to Inflazyme or Subco at or prior to the Closing pursuant to Section 2.2(b) shall be deemed to be a representation and warranty by GDI to Inflazyme or Subco under this Agreement as to each and every matter stated.

5.1 **Organization and Qualification.**

GDI is a corporation duly incorporated, validly existing and in good standing under the laws of Canada, and has the requisite corporate power and authority to carry on its business as it is now being conducted. GDI and each Subsidiary is duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on GDI or on the ability of GDI to consummate the transactions contemplated hereby. Copies of the constating documents (including articles and by-laws and constating agreements) of GDI and each Subsidiary together with all amendments to date (collectively, the "**GDI Governing Documents**") heretofore delivered to Inflazyme are accurate and complete as of the date hereof and have not been amended or superseded. Each of the Subsidiaries is duly organized, validly existing and in good standing under their respective jurisdictions of incorporation.

5.2 **Authority Relative to this Agreement.**

GDI has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the GDI Board, and no other corporate proceedings on the part of GDI are necessary to authorize this Agreement and the transactions contemplated hereby other then the approval of the GDI Securityholders. This Agreement has been duly executed and delivered by GDI and constitutes a legal, valid and binding obligation of GDI enforceable against GDI in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

5.3 **No Violations.**

Except as disclosed in Section 5.3 of the GDI Disclosure Schedule, neither the execution nor the delivery of this Agreement by GDI, nor the consummation of the transactions contemplated hereby and by the Merger, nor compliance by GDI with any of the provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination, acceleration, suspension, revocation, impairment, forfeiture or non-renewal of, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of GDI under any of the terms, conditions or provisions of (x) GDI Governing Documents or the constating documents of the Subsidiary or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract, judgment, order, writ, decree, statute, rule, regulation, lien, license, permit, franchise, authorization, approval or other instrument or obligation to which GDI or a Subsidiary is a party, or to which it or any of its properties or assets may be subject, or by which GDI or a Subsidiary is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 5.4, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, law, rule or regulation applicable to GDI or a Subsidiary or any of their respective properties or assets (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on GDI or on the ability of GDI to consummate the transactions contemplated hereby); (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a GDI Material Adverse Effect. No prior notice, consent or waiver from any Person other than the GDI Consents and Waivers is required to consummate the transactions contemplated in this Agreement and the Ancillary Agreements.

5.4 Regulatory Approvals.

Other than in connection with or in compliance with the provisions of the Applicable Corporate Laws and Applicable Securities Laws and as set out in Section 5.4 of the GDI Disclosure Schedule, (i) there is no legal impediment to GDI's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of GDI or a Subsidiary in connection with the making or the consummation of the Merger, except for (A) such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on GDI or on the ability of GDI to consummate the transactions contemplated hereby, and (B) the Applicable Regulatory Approvals.

5.5 Capitalization.

As of the Execution Date, the authorized share capital of GDI consists of an unlimited number of GDI Common Shares, of which as of the Execution Date 11,912,734 GDI Common Shares are issued and outstanding. As of the Execution Date, 1,694,336 Common Shares are issuable upon exercise of outstanding GDI Options at exercise prices ranging from $0.40 to $11.04. Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by GDI of any shares of GDI (including the GDI Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of GDI (including the GDI Common Shares). All outstanding GDI Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and all GDI Common Shares issuable upon exercise of outstanding stock options, in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable.

Section 5.5 of the GDI Disclosure Schedule sets forth the capitalization of the Subsidiaries. GDI alone, or together with a Subsidiary, owns all of the issued and outstanding shares of each of the Subsidiaries.

5.6 Material Agreements.

True, correct and complete copies of each of the agreements (oral or written) listed below to which GDI or the Subsidiaries are a party and which has not been terminated in its entirety (each a "**Material Contract**") have been delivered to Inflazyme or its representatives:

(i) each agreement which involves performance of services or delivery of goods and/or materials by or to it of an amount or value in excess of $30,000 in any given year;

(ii) each note, debenture, other evidence of indebtedness, guaranty, loan, letter of credit, surety-bond or financing agreement or instrument or other contract for money borrowed, including any agreement or commitment for future loans, credit or financing;

(iii) each agreement not in the ordinary course of business;

(iv) each licensing, royalty agreement or other contract with respect to Intellectual Property Rights, including agreements with current or former employees, consultants or contractors regarding the appropriation or non-disclosure of Intellectual Property Rights (excluding any commercially available software, corporate system software and off-the-shelf shrink wrap license);

(v) each agreement to which GDI is bound which in any manner purports to (A) restrict GDI's freedom to engage in any line of business or compete with any other Person, or (B) assign to any other Person rights to any material invention, improvement or discovery;

(vi) each joint venture, partnership agreement, limited liability company or other agreement (however named) involving a sharing of profits, losses, costs or liabilities by GDI with any other Person;

(vii) each power of attorney which is currently effective and outstanding with respect to the voting or transfer of any of the GDI Common Shares;

(viii) each agreement providing for capital expenditures in an amount in excess of $10,000 per month;

(ix) each writ and warranty, guaranty or other similar undertaking with respect to contractual performance extended by it other than in the ordinary course of business;

(x) each lease for real or personal property;

(xi) each sub-lease by GDI with respect to any real or personal property; and

(xii) each option agreement or warrant issued and outstanding.

Except as set forth in Section 5.6 of the GDI Disclosure Schedule, all of the Material Contracts are (i) to GDI's knowledge in full force and effect and GDI is entitled to the rights and benefits thereunder, and (ii) represent the legally valid and binding obligations of the other parties thereto and are enforceable against such parties in accordance with their terms except as enforceability may be subject to and limited by laws of general application relating to bankruptcy, insolvency and the relief of debtors, and rules of law governing specific performance, injunctive relief or other equitable remedies. GDI is not nor to its knowledge, is any other party thereto, in breach or default of such Material Contract. To GDI's knowledge no event has occurred and no other facts or circumstances exist that with a notice or lapse of time or both would constitute a breach or a default by any party thereto. Except as set forth in Section 5.6 of the GDI Disclosure Schedule, to GDI's knowledge, no approval or consent of any Person who or which is a party to any Material Contract is needed in order that such agreements continue in full force and effect following consummation of the transactions contemplated herein and in the Merger including the Amalgamation. Except as set forth in Section 5.6 of the GDI Disclosure Schedule, no material product liability or liability for breach of warranty on the part of it under any of the Material Contracts has been asserted or made and continues to outstanding against GDI.

5.7 Restriction on Business Activity.

Except as set forth in Section 5.7 of the GDI Disclosure Schedule, there is no agreement, judgment, injunction, order or decree binding upon GDI, or any notice or claim that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of GDI, any acquisition of property by GDI or the conduct of business by GDI as currently conducted other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate have a Material Adverse Effect on GDI.

5.8 Financial Statements.

The unaudited consolidated financial statements for the year ended January 31, 2003 (including the notes thereto) provided to Inflazyme on March 28, 2003 and, the audited consolidated financial statements for each of the fiscal years ended January 31, 2002, January 31, 2001 and January 31, 2000 (including the notes thereto and the report of GDI's auditors thereon) have been, and all financial statements of GDI which are publicly disseminated in respect of any subsequent period will be, prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods and present fairly, in all material respects, the consolidated financial position and results of operations of GDI and the Subsidiaries, taken as a whole as of the respective dates thereof and for the respective periods covered thereby. Except as disclosed in such financial statements, GDI had no material liabilities (whether actual, accrued or contingent, and whether direct or indirect) at such dates.

5.9 Transaction Fees.

GDI has not retained any financial adviser, broker, agent, finder or law firm, or paid or agreed to pay any financial adviser, broker, agent, finder or law firm on account of this Agreement or any transaction contemplated hereby, except that National Bank Financial has been retained as GDI's financial advisor in connection with certain matters including the transactions contemplated hereby and McCarthy Tetrault LLP have been retained as legal counsel. A true and complete copy of the engagement letter between GDI and National Bank Financial has been provided to, and shall not be amended without the prior written consent of, Inflazyme. GDI also entered into an agreement in January 2001 with another investment banker. A true and complete copy of that agreement has been provided to, and shall not be amended without the prior written consent of, Inflazyme.

5.10 **Absence of GDI Material Adverse Changes.**

Since January 31, 2002, and except as disclosed in Section 5.6 and Section 5.10 of the GDI Disclosure Schedule or the information filed by GDI under Canadian securities Laws, GDI has conducted its business only in the ordinary and normal course, no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to GDI has been incurred other than in the ordinary course of business and there has not been a GDI Material Adverse Change.

5.11 **Employment Agreements.**

(a) Section 5.11(a) of the GDI Disclosure Schedule lists, as of March 31, 2003, the name, current annual compensation rate (including bonus and commissions), title, accrued bonus, accrued sick leave, accrued severance pay and accrued vacation benefits of each present employee of GDI, employment, managerial, advisory, consulting and severance agreements involving employees or former employees of GDI or under which GDI may benefit or be bound, contingent or otherwise; and lists any employee handbook(s) (other than the employment agreements and Employee Benefit Plans otherwise listed on the GDI Disclosure Schedule). Other than as disclosed in Section 5.11(a) or Section 5.12 of the GDI Disclosure Schedule, as an employment agreement or as an Employee Benefit Plan, GDI is not a party to any employment agreement or Employee Benefit Plan, or to any written or oral policy, agreement, obligation or understanding which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause and without further compensation. GDI has not and shall not enter into any other agreements or understandings with any of their directors, officers or employees creating rights in respect of loss or termination of office or employment in the event the Merger is successful, without the prior written consent of Inflazyme other than as specifically contemplated hereby. GDI is not bound by or subject to (and none of its assets (including Intellectual Property Rights) or properties is bound by or subject to) any written or oral, expressed or implied, contract, commitment or arrangement including any collective agreement with any labour union, and no labour union has requested or sought or attempted or threatened to attempt to represent any of the employees, representatives or agents of GDI. Other than as set forth in Section 5.11(a) of the GDI Disclosure Schedule, GDI is not aware that any officer or key employee intends to terminate their employment or services with GDI.

(b) Except as set forth in Section 5.11(b) of the GDI Disclosure Schedule, (i) there has not been for a period of thirty-six (36) consecutive months prior to the Execution Date, nor is there existing or threatened any strike, slowdown, picketing or work stoppage with respect to GDI, and (ii) GDI has not engaged in any unfair labour practices and no unfair labour practice complaint or arbitration proceeding is pending or, threatened against GDI. No trade union has applied to have GDI declared a related or successor employer pursuant to applicable labour relations legislation. Except as disclosed in Section 5.11(b) of the GDI Disclosure Schedule, no notice has been received by GDI of any complaint filed by any of the employees employed by GDI against GDI claiming that GDI has violated applicable labour relations legislation, human rights legislation, pay equity legislation, employment standards legislation or any other employment-related legislation or common law and no such complaint is threatened against GDI and nothing has occurred which would reasonably be expected to lead to such a claim or complaint against GDI.

(c) Except as set forth in Section 5.11(c) of the GDI Disclosure Schedule, to GDI's knowledge, (i) there are no outstanding assessments, penalties, fines, levies, charges, surcharges, other amounts due or owing pursuant to any applicable workplace safety and insurance, health and safety and labour standards legislation in respect of GDI and GDI has not been reassessed in any material respect under such legislation during the past thirty-six (36) months, and (ii) no audit of GDI is currently being performed pursuant to any applicable workplace safety and insurance legislation.

(d) GDI has paid in full to its employees all wages, salaries, commissions, bonuses, benefits under the Employee Benefit Plans and other compensation due and payable to or on behalf of such employees and all amounts due or accrued due for vacation pay are reflected in GDI's financial statements. All accruals for premiums for employment insurance and government pension plans shall be reflected on GDI's financial statements.

(e) Except as disclosed in Section 5.11(e) of the GDI Disclosure Schedule, no employee is on short term disability leave, long term disability leave, extended absence, pregnancy or parental leave, or receiving benefits pursuant to the applicable workplace safety and insurance legislation or on any other leave. Section 5.11(e) of the GDI Disclosure Schedule sets out each person's expected return to work date.

5.12 **Employee Benefit Plans.**

(a) Except as disclosed in Section 5.12(a) of the GDI Disclosure Schedule, GDI has no Employee Benefit Plans and has made no promises with respect to increased benefits under such plans or otherwise.

(b) Each Employee Benefit Plan has been operated in compliance with its terms and complies in all material respects with all applicable Laws and its obligations in respect of each Employee Benefit Plan in accordance with its terms.

(c) No actions, suits, claims or investigations by any Person (other than routine claims for benefits in the ordinary course) are pending, or to GDI's knowledge threatened, with respect to any Employee Benefit Plan, and, to GDI's knowledge, there are no facts which could give rise to any such actions, suits or claims or investigations (other than routine claims for benefits in the ordinary course).

(d) Except as set forth in Section 5.12(d) of the GDI Disclosure Schedule, all contributions, insurance premiums, taxes and any other payments (including any past amounts or repayment obligations under any expatriate tax equalization plan, program or arrangement) required with respect to any Employee Benefit Plan have or will have been paid as of the Closing Date. As of the most recent valuation date, there are no unfunded benefit liabilities on either a going-concern or solvency basis with respect to any Employee Benefit Plan that is required, in accordance with its terms or by Law, to be funded and nothing has occurred since the date of the last valuation which would have a Material Adverse Effect on GDI. GDI has disclosed to Inflazyme the total dollar amounts of any such required payments relating to any Employee Benefit Plan.

(e) Inflazyme has been provided with true, correct and complete copies of each Employee Benefit Plan as currently in effect (including the plan document, trust agreement and other funding or insurance instruments, if any, relating thereto) and copies of all other material documents, contracts, agreements or arrangements and governmental filings, relating to all such Employee Benefit Plans or to employees or former employees of GDI.

(f) Each Employee Benefit Plan and related funding arrangement that is intended to qualify for tax-favored status qualifies for such status, and, to the extent an approval process is available, has been approved for such status by the appropriate government authority (or has been submitted for such approval within the applicable time period), and nothing has occurred and no condition exists that is likely to cause the loss or denial of such tax-favored status.

(g) Except as provided under Ontario employment standards legislation or as set forth in Section 5.12(g) of the GDI Disclosure Schedule or as otherwise required pursuant to this Agreement, each Employee Benefit Plan (including any such plan covering former employees of GDI) may be amended or terminated by GDI or Inflazyme without incurring any liability thereto on or at any time after the Closing Date.

(h) Except as provided under Ontario employment standards legislation or as set forth in Section 5.12(h) of the GDI Disclosure Schedule, no employee or former employee of GDI shall accrue or receive additional benefits, service or accelerated rights to payment of benefits or become entitled to severance, termination allowance or similar payments under any Employee Benefit Plan or employment agreement covering employees or former employees of GDI as a result of the transactions contemplated by this Agreement.

(i) None of the Employee Benefit Plans (other than pension plans) provides benefits to retired employees of GDI or their beneficiaries or dependents.

5.13 **Books and Records.**

The corporate records and minute books of GDI and the Subsidiaries have been maintained in accordance with all applicable Law and are complete and accurate in all material respects. Without limiting the generality of the foregoing, the books, records and accounts of GDI (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets and the issuances of securities of GDI, and (iii) accurately and fairly reflect the basis for GDI's financial statements. GDI has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles or any other criteria applicable to such statements and (B) to maintain accountability for assets.

5.14 **Litigation, etc.**

Except as disclosed in Section 5.14 of the GDI Disclosure Schedule, there are, at the date hereof, no actions, suits or proceedings, claims, arbitrations or investigations pending, or to the knowledge of GDI threatened, affecting GDI at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, which action, suit, proceeding, claims, arbitrations or investigations involves a possibility of any judgment against or liability of GDI which, if successful, would have a Material Adverse Effect on GDI or on the ability of GDI to consummate the transactions contemplated hereby. Neither GDI nor its assets and properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or is reasonably expected to have a Material Adverse Effect on GDI or that could reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Amalgamation.

5.15 **Tax Matters.**

(a) For purposes of this Agreement, the following definitions shall apply:

(i) **"Taxes"** shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, provincial, state, municipal, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income, capital or profits taxes (including, but not limited to, federal income taxes and provincial or state income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which GDI is required to pay, withhold, remit or collect;

(ii) **"Returns"** shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes including any schedule thereto and amendment thereof;

(b) All Returns required to be filed by or on behalf of GDI have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. Except as disclosed in Section 5.15(b) of the GDI Disclosure Schedule, all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by GDI with respect to items or periods covered by such Returns. GDI has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(c) GDI has paid or provided adequate accruals in its unaudited consolidated financial statements for the year ended dated January 31, 2003 for Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in Canada.

(d) For all periods ending on and after January 31, 1998, Inflazyme has been furnished by GDI true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by GDI or on behalf of GDI relating to Taxes, and (ii) all pro-forma separate federal and state income or franchise tax Returns for GDI.

(e) Except as disclosed in Section 5.15(e) of the GDI Disclosure Schedule, no deficiencies exist or have been asserted with respect to Taxes of GDI. Except as disclosed in Section 5.15(e) of the GDI Disclosure Schedule, GDI is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against GDI or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of GDI. Except as disclosed in Section 5.15(e) of the GDI Disclosure Schedule, the Returns of GDI have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by GDI.

(f) GDI is not a party to any Tax allocation or sharing agreement, and has no liability for the Taxes of any Person under the provisions of any Canadian or foreign law, or as a transferee or successor, by contract or otherwise.

(g) Except as disclosed in Section 5.15(g) of the GDI Disclosure Schedule, prior to the date hereof, GDI has provided adequate accruals in its unaudited consolidated financial statements for the year ended January 31, 2003 (or such amounts are fully funded) for all pension or other employee benefit obligations of GDI arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on GDI.

5.16 **Environmental.**

Except for any matters that, individually or in the aggregate, would not have a Material Adverse Effect on GDI:

(a) All operations of GDI have been conducted, and are now, in compliance with all Environmental Laws.

(b) GDI is in possession of, and in compliance with, all permits, authorizations, certificates, registrations, approvals and consents necessary under Environmental Laws to own, lease and operate its properties and to conduct its businesses as it is now being conducted or as proposed to be conducted (collectively, the "**Environmental Permits**").

(c) Except as set forth in Section 5.16(c) of the GDI Disclosure Schedule, GDI is not aware of, and is not subject to:

(i) any Environmental Laws which require or may require any work, repairs, construction, change in business practices or operations, or expenditures, including capital expenditures for facility upgrades, environmental investigation and remediation expenditures, or any other such expenditures;

(ii) any Environmental Permits which require or may require any work, repairs, construction, change in business practices or operations, or expenditures, including capital expenditures for facility upgrades, environmental investigation and remediation expenditures, or any other such expenditures;

(iii) has not received any written demand or written notice with respect to liability, by contract or operation of applicable Laws, under Environmental Laws applicable to GDI or any predecessor entities, divisions or any formerly owned, leased or operated properties or assets of the foregoing, including liability with respect to the presence, release or discharge of Hazardous Substances;

(iv) any changes in the terms or conditions of any Environmental Permits or any renewal, modification, revocation, reissuance, alteration, transfer or amendment of such Environmental Permits, or any review by, or approval of, any Governmental Entity of such Environmental Permits that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated hereby or the continuation of business of GDI following such consummation; or

(v) is not aware of any circumstances which could cause any Environmental Permit revoked, modified or rendered non-renewable upon payment of the permit fee.

5.17 **Disclosure.**

The information in respect of GDI and its assets, reserves, liabilities, business and operations provided in the data room or by officers of GDI or its advisors to Inflazyme was and is accurate and correct in all material respects at the respective dates thereof and did not and does not omit any information necessary to make any such information provided not misleading as at the respective dates thereof.

5.18 **Reporting Issuer Status.**

GDI is not subject to the reporting requirements of the 1934 Act.

5.19 **Subsidiaries.**

GDI has no subsidiaries other than the Subsidiaries.

5.20 **Intellectual Property.**

(a) GDI has provided a true, correct and complete list of all of GDI's and the Subsidiaries' patents, filed patent applications, trademarks, tradenames and all Licenses of GDI. True, correct and complete copies of all such Licenses have been delivered to Inflazyme. All such Licenses (i) are in full force and effect and unmodified, and GDI or the Subsidiary, as applicable, is entitled to all rights and benefits thereunder, without qualification or limitation, and (ii) represent the legally valid and binding obligations of the other parties thereto and are enforceable against such parties in accordance with their terms, subject only to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and general principles of equity. Neither GDI nor any Subsidiary is, nor, to the knowledge of GDI, is any other party thereto, in breach or default under such Licenses. To the knowledge of GDI, no event has occurred and no other facts or circumstances exist that with notice or lapse of time or both would constitute a breach or default by any party to any License. No approval or consent of any Person is needed or required in order that GDI's or the Subsidiaries' Licenses continue in full force and effect following consummation of the transactions contemplated in this Agreement and in the Amalgamation Agreement. No material product liability or liability for breach of warranty on the part of it under any License has been asserted or made and continues to be outstanding, against GDI or the Subsidiaries.

(b) GDI has secured valid written assignments from all officers, agents, employees, former employees and consultants of GDI, without limitation, who contributed to the creation or development of GDI's Intellectual Property Rights, of the rights to such contributions that GDI or a Subsidiary does not already own by operation of law and no such officers, agents, employees, former employees or consultants retains, nor, to GDI's knowledge, has any of them transferred or conveyed to any Person, any interest or right in relation to the Intellectual Property Rights of GDI, and GDI has provided true, correct and complete copies of such assignment to Inflazyme.

(c) GDI, to its knowledge, owns or possesses or has obtained valid and enforceable Licenses or other rights to use all Intellectual Property Rights which are necessary or useful and actually used in the conduct of GDI's business as conducted as of the Effective Date except that pursuant to a Material Transfer Agreement dated December 16, 2002, GDI has granted joint ownership rights to CombinatoRx, Inc. to inventions involving GD0039 developed by CombinatoRx, Inc. and except in Japan Seikagaku Corporation has an exclusive royalty free licence under all intellectual property rights owned or controlled by GDI to use a specified Assay System (assays relating to Core 2 L as defined in the licence agreement) in Japan for Seikagaku Corporation's internal research and development purposes and for use in COLLABORATIONS (as defined in the Agreement). GDI has the rights to use, sell, license, sublicense, assign, transfer, convey or dispose of the Intellectual Property Rights which are necessary or useful and actually used in the conduct of GDI's business as conducted as of the Effective Date, and the products, processes and materials covered thereby, except as the rights of GDI may be limited in accordance with the contractual terms of the Licenses.

(d) GDI has provided representatives of Inflazyme with access to GDI's patent portfolio and GDI's Intellectual Property. None of the information described in the preceding sentence is untrue or incorrect in any material respect or omits any material fact or information related thereto.

(e) To the knowledge of GDI after due inquiry by GDI of its patent advisor(s), except as set forth in Part I of Section 5.20(e) of the GDI Disclosure Schedule, neither GDI nor the operations of GDI as conducted on or before the Effective Date conflict with or infringe, and no one has asserted to GDI that such operations conflict with or infringe any Intellectual Property Rights owned, possessed or used by any third party. Except as set forth in Part II of Section 5.20(e) of the GDI Disclosure Schedule, there are no claims, disputes, actions, proceedings, suits or appeals pending against GDI or a Subsidiary with respect to any Intellectual Property Rights, and, to the knowledge of GDI, none has been threatened against GDI or a Subsidiary. GDI has disclosed to Inflazyme all facts or alleged facts which would reasonably serve as a basis for any claim that the Intellectual Property Rights which are necessary or useful and actually used in the conduct of GDI's business as conducted on or before the Effective Date, or the use, license or transfer of such Intellectual Property Rights, including, without limitation, the development, manufacture, use, sale or other disposition of any or all products or services presently being used, furnished or sold in the conduct of the business of GDI as it has been and is now being conducted, violate or infringe on the Intellectual Property Rights of any third party. Except as set forth in Part I or II of Section 5.20(e) of the GDI Disclosure Schedule, to the knowledge of GDI after due inquiry by GDI of its patent advisor(s), the Intellectual Property Rights of GDI referred to in the preceding sentence are free of any unresolved ownership disputes with respect to any third party and to the knowledge of GDI, after due inquiry by GDI of its patent advisor(s), there is no unauthorized use, infringement or misappropriation of any of its Intellectual Property Rights by any third party, including, without limitation, any employee or former employee of GDI or a Subsidiary. Neither GDI nor any Subsidiary has entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any of its Intellectual Property Rights.

(f) Other than as disclosed in Section 5.20(f) of the GDI Disclosure Schedule, there are no other proceedings before any patent or trademark authority or otherwise relating to Intellectual Property Rights owned or used by GDI to which GDI or a Subsidiary is a party. GDI has exclusive right to file, prosecute and maintain any such applications for patents, copyrights or trademarks and the patents and registrations that issue therefrom.

(g) GDI has taken all measures that are reasonable and appropriate to maintain the confidentiality of the Intellectual Property Rights used or proposed to be used in the conduct of its business the value of which to GDI is contingent upon maintenance of the confidentiality thereof. Without limitation, GDI has complied with all express and/or implied obligations of confidentiality in relation to Intellectual Property Rights owned by third parties.

(h) GDI has provided to Inflazyme all reports material to its Intellectual Property Rights and all data, information, results and conclusions set forth therein are true, correct and complete in all material respects.

5.21 **Insurance.**

GDI has policies of insurance in force as of the Execution Date naming GDI as an insured which, having regard to the nature of such risk and the relative cost of obtaining insurance, are reasonable and provide a level of protection against loss comparable to similarly situated companies in Ontario, Canada.

5.22 **Licenses, etc.**

Except as they relate to Intellectual Property Rights, which are subject to the representations and warranties set forth in Section 5.20 of this Agreement, GDI has, owns, possesses, or has obtained and is in compliance with, all franchises, licenses, permits, certificates, orders, grants and other authorizations of or from any individual, entity, or Governmental Entity necessary to conduct is businesses as now conducted except for such failure that would individually or in the aggregate not have a Material Adverse Effect on GDI. Except as they relate to Intellectual Property Rights, which are subject to the representations and warranties set forth in Section 5.20 of this Agreement, GDI has not granted rights to manufacture, produce, assemble, license, market or sell its research findings, products or services to any other Person and is not bound by any agreement that affects GDI's exclusive right to develop, manufacture, assemble, distribute, market or sell its research findings, products or services.

5.23 **Registration Rights and Other Member Rights.**

GDI has not granted or agreed to grant or been under any obligation to grant any registration rights, including "demand" or "piggyback" rights, and no holder of GDI Common Shares otherwise has any right to compel GDI to register or otherwise qualify the securities of GDI for public sale in Canada or the United States. Except as contemplated in this Agreement, no voting or similar agreements exist related to GDI Common Shares which are presently outstanding or that may hereafter be issued.

6. ADDITIONAL AGREEMENTS

6.1 **Further Assurances.**

Subject to the terms and conditions herein provided and to fiduciary obligations under applicable Law as advised by legal counsel in writing, or advice of legal counsel as reflected in minutes of the board of directors, each of the parties hereto agrees to use reasonable commercial efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including the Merger and the Amalgamation, and to cooperate with each other in connection with the foregoing.

6.2 Fees and Expenses.

All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs or expenses.

6.3 Compliance with Contracts.

Inflazyme agrees that, if the Merger is completed, it will cause GDI to fulfil its obligations pursuant to (i) the employment contracts between GDI and the senior executives of GDI as listed in Section 5.11(a) of the GDI Disclosure Schedule (true and complete copies of which have been provided to Inflazyme), (ii) termination, severance and retention plans or policies of GDI which are set out in Section 5.11(a) of the GDI Disclosure Schedule or as agreed by the parties under Section 2.2(a)(viii); and (iii) indemnities provided or available to past and present officers and directors of GDI pursuant to the provisions of the GDI Governing Documents, the articles of GDI and any written indemnity agreements entered into between GDI and such past and present officers and directors as listed in Section 6.3 of the GDI Disclosure Schedule (true and complete copies (or the form) of which have been provided to Inflazyme); provided, that, this Section 6.3 shall not restrict or prohibit Inflazyme from dissolving GDI, reorganizing the capital of GDI, transferring the assets of GDI to another entity, causing GDI to assume the liabilities of another entity or otherwise reorganizing or restructuring GDI or its businesses if as part of such transaction or reorganization GDI causes the obligations under this Section 6.3 to be assumed by Inflazyme.

6.4 Officers' and Directors' Insurance.

GDI will use its reasonable commercial efforts to secure directors' and officers' liability insurance on a "trailing" or "run-off" basis for GDI's current and former directors and officers (whether such insurance is maintained independently of or included under GDI's directors' and officers' insurance policy), covering claims made prior to or within six years from the Effective Date. Coverage of such directors' and officers' insurance shall be substantially equivalent in scope and coverage to that provided by GDI's current directors' and officers' insurance policy, provided that Inflazyme shall not be required to pay a premium for such insurance in excess of $400,000.

7. TERM, TERMINATION, AMENDMENT AND WAIVER

7.1 General.

This Agreement shall be effective from the date hereof until the earlier of the termination of this Agreement pursuant to Section 7.2 and the appointment or election to the Inflazyme Board of the person designated by the GDI Board pursuant to Section 2.6, provided that any obligations under Sections 6.3 and 6.4 and Section 7.3 shall survive the termination of this Agreement.

7.2 **Termination.**

This Agreement, other than the provisions set forth in Sections 6.3 and 6.4, may be terminated by written notice promptly given to the other party hereto, at any time prior to or on the Closing Date:

(a) by Inflazyme, if any one of the conditions for the benefit of Inflazyme set forth in Section 2.2 have not been satisfied or waived by Inflazyme on or before the Closing Time;

(b) by GDI, if any one of the conditions for the benefit of GDI set forth in Section 2.2 have not been satisfied or waived by GDI on or before the Closing Time;

(c) by Inflazyme, if the GDI Board shall withdraw, modify or change in a manner that is adverse to Inflazyme any recommendation regarding the Merger, in accordance with Section 2.3(a);

(d) by either Inflazyme or GDI, in the event that the other of them shall not have complied with or performed, in all material respects, its covenants and obligations under this Agreement to be complied with or performed at or prior to the Closing Date, or any of the representations and warranties of the other of them under this Agreement are not true and correct in all material respects at or prior to the Closing Date;

(e) by Inflazyme, in the event that the Principal Shareholders have not complied with or performed, in all material respects, their covenants and obligations under the Shareholder Voting Agreement and Irrevocable Proxy to be complied with or performed at or prior to the Closing Date, or any of the representations and warranties of the Principal Shareholders under the Shareholder Voting Agreement and Irrevocable Proxy are not true and correct in all material respects at or prior to the Closing Date;

(f) by Inflazyme, in the event that the Shareholder Voting Agreement and Irrevocable Proxy shall have been terminated in accordance with the terms thereof;

(g) by Inflazyme, if any GDI Material Adverse Change shall have occurred;

(h) by GDI, if any Inflazyme Material Adverse Change shall have occurred;

(i) by GDI, if it receives a Superior Proposal; and

(j) by Inflazyme, if GDI breaches its covenant in Section 2.3(d).

Except with respect to a termination under Section 7.2(i) or (j), neither Inflazyme nor GDI may exercise any termination right pursuant to this Section 7.2 unless Inflazyme or GDI, as the case may be, has delivered a written notice to the other parties hereto specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Inflazyme or GDI, as the case may be, is asserting as the basis for the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Inflazyme or GDI, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other parties hereto may not terminate this Agreement as a result thereof until the earlier of June 16, 2003, and the expiration of a period of fifteen (15) days from such notice.

For the avoidance of doubt, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated pursuant to this Section 7.2 as a result of the breach identified in the relevant notice.

7.3 **Termination Fee.** Notwithstanding any other provisions hereof:

(a) if the Amalgamation is not consummated because:

(i) GDI shall have terminated this Agreement pursuant to Section 7.2(i); or

(ii) Inflazyme shall have terminated this Agreement pursuant to Sections 7.2(a), (c), (d), (e), (f), (g) or (j) unless there has been an Inflazyme Material Adverse Change; or

(b) if:

(i) any Acquisition Proposal proposed, negotiated or made, to or with GDI or GDI's Board prior to the termination of this Agreement is completed within 120 days following the termination of this Agreement; or

(ii) any Acquisition Proposal is proposed, negotiated or made to or with GDI or GDI's Board during the 120-day period after the termination of this Agreement and is completed during such 120-day period or within 120 days thereafter,

GDI shall pay to Inflazyme, within 5 business days of the first to occur of the foregoing, a fee in the amount of five hundred thousand dollars ($500,000) (the "**Termination Fee**") as liquidated damages in immediately available funds to an account designated by Inflazyme, provided that such fee shall not be payable if Inflazyme is in breach of any obligation hereunder and such breach renders compliance with the conditions in Section 2.2 in favour of GDI incapable of fulfillment.

7.4 **Effect of Termination.**

In the event of the termination of this Agreement as provided in Section 7.2, Sections 6.3 and 6.4 and Section 7.3 shall continue in full force and effect. No termination of this Agreement shall relieve any party from liability for any breach of any provision of this Agreement. No termination of this Agreement shall affect the obligations of the parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

7.5 **Liquidated Damages and Limitation of Liability.**

Each party acknowledges that the payment set out in Section 7.3 is a payment of liquidated damages which is a genuine pre-estimate of the damages which Inflazyme will suffer or incur as a result of the event giving rise to such damages and is not a penalty. GDI irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. The parties agree that upon payment to Inflazyme of the amount and in the manner provided pursuant to Section 7.3, Inflazyme shall have no further monetary remedy for any breach or termination of this Agreement by GDI or termination of the Agreement by Inflazyme, provided that, if the Termination Fee is not payable to Inflazyme, the foregoing limitation shall not apply to the extent that GDI is or becomes subject to any claim or proceeding or other action hereunder or in connection with the performance by GDI of its covenants under this Agreement which gives rise to any obligation of GDI.

7.6 **Amendment.**

This Agreement may be amended by mutual agreement among the parties hereto. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the parties hereto.

7.7 **Waiver.**

Inflazyme and GDI may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive compliance with any of the other's agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other party hereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

8. GENERAL PROVISIONS

8.1 **Notices.**

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission or sent by prepaid overnight courier to the parties at the following address (or at such other addresses as shall be specified by either party by notice to the other):

(a) if to GDI:

GlycoDesign Inc.
480 University Avenue, Suite 400
Toronto, Ontario M5G 1V2

Attention: Michael J. Thomas
President and CEO

Telephone: (416) 593-6027
Facsimile: (416) 593-8988

with a copy to:

McCarthy Tétrault LLP
Suite 4700, Toronto Dominion Tower
Toronto, Ontario
M5K 1E6

Attention: Graham P. C. Gow

Telephone: (416) 601-7677
Facsimile: (416) 868-0673

(b) if to Inflazyme or Subco:

Inflazyme Pharmaceuticals Ltd.
5600 Parkwood Way, Suite 425
Vancouver, British Columbia V6V 2M2

Attention: Ian McBeath
President and CEO

Telephone: (604) 279-8511
Facsimile: (604) 279-8485

with a copy to:

Blake, Cassels & Graydon LLP
Barristers and Solicitors
Suite 2600, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1L3

Attention: Catherine E. Wade

Telephone: (604) 631-3300
Facsimile: (604) 631-3309

8.2 **Interpretation.**

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Unless otherwise indicated, all references to "Article" or "Section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto), and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto; the words "including" and "includes" mean "including (or includes) without limitation," and the phrase "the aggregate of," "the total of," "the sum of" or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of," and in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding". The term "business day" herein means any day on which commercial banks are open for business in Vancouver, British Columbia and Toronto, Ontario. Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing any gender shall include all genders.

8.3 **Schedules.**

The following Schedules and Exhibits are next to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule A	-	Applicable Regulatory Approvals
Schedule B	-	GDI Consents and Waivers
Schedule C	-	Inflazyme Consents and Waivers
Schedule D	-	Inflazyme Disclosure Schedule
Schedule E	-	GDI Disclosure Schedule
Exhibit 1	-	Amalgamation Agreement
Exhibit 2	-	Option Replacement Agreement
Exhibit 3	-	Press Release

8.4 **Date of Any Action.**

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

8.5 **Miscellaneous.**

This Agreement (i) constitutes, together with the Confidentiality Agreement, the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (ii) shall be binding upon and enure to the benefit of the parties and their respective successors and assigns and is not intended to confer upon any other person any rights or remedies hereunder, and (iii) may be executed in two or more counterparts which together shall constitute a single agreement. The parties shall be entitled to rely upon delivery of an executed facsimile copy of this Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement among the parties hereto.

8.6 **Governing Law.**

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of Ontario and the laws of Canada applicable therein, and any action or proceeding arising out of or relating to this Agreement may be initiated by the parties in any court of competent jurisdiction in Canada.

8.7 **Equitable Remedies.**

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court in Canada having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.8 **Assignment.**

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties without the prior written consent of the other party. Notwithstanding the foregoing, Inflazyme may assign its rights under this Agreement to a wholly-owned subsidiary, in which event Inflazyme shall continue to be liable to GDI for any default in performance by such subsidiary.

8.9 **Survival of Representations and Warranties.**

The representations, warranties, covenants and agreements made by the parties herein shall terminate at the completion of the Merger.

8.10 **Time is of the Essence.**

Time shall be of the essence of this Agreement.

8.11 **Currency.**

Except as expressly indicated otherwise, all sums of money referred to in this Agreement are expressed and shall be payable in Canadian dollars. All payments shall be in immediately available funds.

8.12 **Severability.**

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

9. EXECUTION

Inflazyme, Subco and GDI have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

INFLAZYME PHARMACEUTICALS LTD.

By: [signature]
Name: I. McBEATH
Title: PRESIDENT & CEO
By: [signature]
Name: WALTER M LOVENBERG
Title: CHAIRMAN

GLYCODESIGN INC.

By: [signature]
Name: MICHAEL H. THOMAS
Title: PRESIDENT / CEO
By:
Name: BRIAN S.G. FIRZOING
Title: VP FINANCE + CFO

4149751 CANADA INC.

By: [signature]
Name: I. McBEATH
Title: PRESIDENT & CEO

EXHIBIT 1
attached to and forming part of the
Merger Agreement (the "Agreement")
dated April 8, 2003 between Inflazyme, Subco and GDI

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is made as of the • day of May, 2003.

AMONG:

INFLAZYME PHARMACEUTICALS LTD.

("Inflazyme")

AND:

4149751 CANADA INC.

("Subco")

AND:

GLYCODESIGN INC.

("GDI")

WHEREAS:

A. Pursuant to a Merger Agreement between Inflazyme, Subco and GDI dated as of April 8, 2003, GDI and Subco have agreed to amalgamate pursuant to the *Canada Business Corporations Act* upon the terms and conditions hereinafter set forth;

B. The authorized capital of GDI consists of an unlimited number of common shares;

C. The authorized capital of Subco consists of an unlimited number of common shares of which one common share was issued and outstanding prior to the date hereof; and

D. Inflazyme owns beneficially and of record the outstanding common share of Subco.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

1. Interpretation

In this Agreement, the following terms shall have the following meanings:

(a) "**Agreement**" means this amalgamation agreement, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement;

(b) "**Amalco**" means the corporation continuing from the Amalgamation of the Amalgamating Corporations;

(c) "**Amalco Common Shares**" means the common shares in the capital of Amalco;

(d) "**Amalgamating Corporations**" means GDI and Subco;

(e) "**Amalgamation**" means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

(f) "**Business Day**" means any day on which commercial banks are open for business in Vancouver, British Columbia and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia and Toronto, Ontario under the laws of the Province of British Columbia and Toronto, Ontario, as applicable or the federal laws of Canada;

(g) "**CBCA**" means the *Canada Business Corporations Act*, as amended;

(h) "**Director**" means the director appointed under section 260 of the CBCA;

(i) "**Dissenting Shareholder**" means a registered GDI Securityholder who, in connection with the special resolution of the GDI Securityholders approving and adopting the Amalgamation and this Agreement, has sent to GDI a written objection and a demand for payment within the time limits and in the manner prescribed by subsections 190(5) and 190(7) of the CBCA, respectively, with respect to his or her GDI Common Shares;

(j) "**Effective Date**" means the date of the Amalgamation as set forth in the certificate of amalgamation issued to Amalco;

(k) "**Effective Time**" means 12:01 a.m. (Vancouver time) on the Effective Date;

(l) "**Exchange Ratio**" means 1.8424, being the number of Inflazyme Common Shares issuable on exchange of each GDI Common Share on the Amalgamation determined in accordance with the following formula: the quotient obtained by dividing 22,000,000 by the number of GDI Common Shares outstanding on a treasury basis;

(m) "**GDI Common Shares**" means the common shares in the capital of GDI;

(n) "**GDI Meeting**" means the special meeting of holders of GDI Common Shares (including any adjournment, postponement or rescheduling thereof) to consider and, if deemed advisable, to approve the Amalgamation in accordance with the requirements of the CBCA;

(o) "**GDI Securityholder**" means a holder of GDI Common Shares;

(p) "**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, regulatory body, commission, arbitral body, board, bureau, agency, court or tribunal, domestic or foreign, (b) any subdivision, arbitral body, commission, board, bureau, agency or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any self-regulatory organization;

(q) "**Inflazyme Common Shares**" means the common shares in the capital of Inflazyme;

(r) "**Laws**" means all laws, statutes, codes, regulations, statutory rules, orders, ordinances, decrees, decisions, written policies or guidelines, by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards including general principals of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity or self-regulatory authority, including the Toronto Stock Exchange, and the term "applicable" with respect to any such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertakings, property or securities and emanate from any Governmental Entity or self-regulatory authority having jurisdiction over the Person or Persons or its or their business, undertakings, property or securities;

(s) "**Merger Agreement**" means the Merger Agreement referred to in Recital "A" as the same may be amended from time to time;

(t) "**Merger Agreement Execution Date**" means April 8, 2003; and

(u) "**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicated or other entity, whether or not having legal status.

Words and phrases used but not defined in this Agreement and defined in the CBCA shall have the same meaning in this Agreement as in the CBCA unless the context or subject matter otherwise requires.

2. Number and Gender

In this Agreement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa, words importing gender will include all genders.

3. Interpretation Not Affected by Headings

The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. References to sections and Articles refer to sections and articles of this Agreement unless otherwise stated.

4. Date of Any Action

If the date on which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, that action will be required to be taken on the next succeeding day which is a Business Day in that place.

5. Time

All times expressed herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

6. Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

7. Statutory References

Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to that statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes that statute or regulations.

8. Agreement to Amalgamate

The Amalgamating Corporations do hereby agree to amalgamate pursuant to the provisions of Section 181 of the CBCA as of the Effective Date and to continue as one corporation on the terms and conditions set out in this Agreement.

9. Name

The name of Amalco shall be •.

10. Registered Office

The registered office of Amalco shall be in the City of Vancouver, in the Province of British Columbia.

11. Authorized Capital

Amalco is authorized to issue an unlimited number of common shares.

12. Business

There shall be no restrictions on the business which Amalco is authorized to carry on.

13. Number of Directors

The board of directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of 1 and a maximum number of 10 directors. The number of directors shall initially be one and the directors of Amalco shall be empowered to determine from time to time the number of directors of Amalco within the said minimum and maximum numbers provided for in the articles of Amalco, as the same may be amended from time to time.

14. Initial Directors

The first directors of Amalco shall be the persons whose names and addresses appear below:

Name	Address	Resident Canadian
Ian McBeath	4345 Rockridge Road West Vancouver, BC V7W 1A6	Yes

Such director shall hold office until the first annual meeting of shareholders of Amalco or until his successors are elected or appointed.

15. Amalgamation

On the Effective Date:

(a) a Dissenting Shareholder will be entitled to be paid in cash the fair value for the issued GDI Common Shares held by him, in accordance with the CBCA;

(b) each holder of GDI Common Shares (subject to the consequences of applicable Laws in respect of a Dissenting Shareholder who is ultimately entitled to be paid the fair value of its GDI Common Shares) shall receive in exchange for each GDI Common Share held, such number of Inflazyme Common Shares equal to the Exchange Ratio, provided that any fractions used shall be carried out to three decimal places only, no fractional Inflazyme Common Shares shall be issued and all such fractional interests of a holder of GDI Common Shares shall be rounded up or down to the nearest whole share without any cash payment in respect thereof;

(c) all issued GDI Common Shares will be cancelled;

(d) Amalco shall issue 100 Amalco Common Shares to Inflazyme in consideration for the issuance by Inflazyme of the Inflazyme Common Shares pursuant to subsection (b) above; and

(e) each issued common share of Subco shall be converted into one Amalco Common Share.

16. By-Laws

The by-laws of Amalco, until repealed, amended or altered, shall, to the extent not inconsistent with this Agreement, be the by-laws of Subco.

17. General Conditions Precedent

The respective obligations of the parties hereto to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of Inflazyme and GDI without prejudice to their rights to rely on any other or others of such conditions:

(a) this Agreement and the transactions contemplated hereby, including the Amalgamation, shall have been approved by (i) two-thirds of the votes cast by the GDI Securityholders at the GDI Meeting and (ii) the sole shareholder of Subco;

(b) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding (other than an appeal made by a third party in connection with the Amalgamation) of a judicial or administrative nature or otherwise, in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof;

(c) the Merger Agreement shall not have been terminated; and

(d) the board of directors of GDI and Subco shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by GDI and Subco to permit the consummation of the Amalgamation.

18. Termination

This Agreement may, prior to the issuance of a certificate of amalgamation, be terminated as permitted by the Merger Agreement by the board of directors of GDI or Inflazyme or Subco notwithstanding the approval of the shareholders of GDI and Subco of the terms and conditions hereof.

19. Dissent Rights

A Dissenting Shareholder shall not have the right to receive Inflazyme Common Shares pursuant to Section 15. However, in the event that a Dissenting Shareholder fails to perfect or effectively withdraws such GDI Securityholder's claim under Section 190 of the CBCA or forfeits such GDI Securityholder's right to make a claim under Section 190 of the CBCA or his or her rights as a shareholder of GDI are otherwise reinstated and the Amalgamation is completed, such GDI Securityholder shall thereupon be entitled to receive such shares on the basis set forth in Section 15(b) hereof.

20. Contribution of Assets

Each of the Amalgamating Corporations shall contribute to Amalco all its assets, subject to its liabilities, as such exist immediately before the date of the certificate of amalgamation.

21. Property of Amalco

Amalco shall possess all the property, rights, privileges and franchises and shall be subject to all the liabilities, contracts, disabilities and debts of each of the parties hereto as such exist immediately before the date of the certificate of amalgamation.

22. Rights of Creditors

All rights of creditors against property, rights and assets of each of the Amalgamating Corporations and all liens upon their property, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of each of them shall thenceforth attach to Amalco and may be enforced against it.

23. Filing of Documents

Subject to Section 18, upon the shareholders of each of the Amalgamating Corporations approving this Agreement by special resolution in accordance with the CBCA, the Amalgamating Corporations shall jointly file with the Director under the CBCA articles of amalgamation and such other documents as may be required.

24. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and any action or proceeding arising out of or relating to this Agreement may be initiated by the parties in any court of competent jurisdiction in Canada.

25. Entire Agreement

This Agreement and the Merger Agreement constitute the entire agreement between the parties pertaining to the subject matter of this Agreement. There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement or the Merger Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

INFLAZYME PHARMACEUTICALS LTD.

By: ______________________________
Authorized Signatory

4149751 CANADA INC.

By: ______________________________
Authorized Signatory

GLYCODESIGN INC.

By: ______________________________
Authorized Signatory

EXHIBIT 2

attached to and forming part of the
Merger Agreement (the "Agreement")
dated April 8, 2003 between Inflazyme, Subco and GDI

OPTION REPLACEMENT AGREEMENT

THIS OPTION REPLACEMENT AGREEMENT (the "**Agreement**") is entered into as of •, 2003, by and among Inflazyme Pharmaceuticals Ltd. ("**Inflazyme**"), a British Columbia corporation and GlycoDesign Inc. ("**GDI**"), a federal Canadian corporation.

WHEREAS Inflazyme, 4149751 Canada Inc. ("**Subco**"), a federal Canadian corporation and a wholly-owned subsidiary of Inflazyme, and GDI have entered into a merger agreement dated as of April 8, 2003 (the "**Merger Agreement**") (capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement);

WHEREAS under the Merger Agreement, Inflazyme has agreed to replace the outstanding GDI Options with respect to the number of unexercised and outstanding options to purchase GDI Common Shares listed in Schedule 1 attached hereto; and

WHEREAS all outstanding GDI Options shall vest at the Closing Time.

NOW THEREFORE, in consideration of the mutual promises made herein and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby agree as follows:

1. Replacement of GDI Options.

From and after the Closing Time, GDI's obligations under the option agreements (the "**Option Agreements**") with respect to all GDI Options, whether vested or unvested immediately prior to the Closing Time, will be terminated and all such Option Agreements will be replaced by Inflazyme with agreements to acquire Inflazyme Common Shares under the Inflazyme Incentive Stock Option Plan (the "**Replacement Options**"). The Replacement Options will have the following terms: (i) each Replacement Option will be exercisable for that number of whole Inflazyme Common Shares (rounded down to the nearest whole share) equal to the product of the number of GDI Common Shares that were issuable upon exercise of such GDI Option, whether vested or invested immediately prior to the Closing Time, multiplied by the Exchange Ratio, (ii) the per share exercise price for the Inflazyme Common Shares issuable upon exercise of the Replacement Options shall be calculated by dividing the exercise price for the original GDI Option by the Exchange Ratio, (iii) the length of the term of the Replacement Options shall be identical to that of the original GDI Option in the respective Option Agreement, and (iv) in all other respects the Replacement Options shall be governed by and issued pursuant to the Inflazyme Incentive Stock Option Plan.

2. **Further Acts.**

Inflazyme shall promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things in connection with this Agreement that GDI may reasonably require for the purposes of giving effect to this Agreement including executing agreements with each holder of GDI Options under which the Replacement Options are issued. GDI shall use its reasonable commercial efforts to cause each holder of the GDI Options as of the Closing Date to execute and deliver an acknowledgement and agreement as to the issuance of the Replacement Options substantially in the form attached hereto as Schedule 2.

3. **Entire Agreement.**

This Agreement and the Merger Agreement constitute and express the whole agreement of the parties with respect to the replacement by Inflazyme of the GDI Options with the intention that all promises, representations and understandings relative thereto are merged herein.

4. **Governing Law.**

This Agreement shall be construed and enforced in accordance with the laws of Ontario and the laws of Canada applicable therein and any action or proceeding arising out of or relating to this Agreement may be initiated by the parties in any court of competent jurisdiction in Canada.

5. **Notice.**

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission or sent by prepaid overnight courier to the parties at the following address (or at such other addresses as shall be specified by either party by notice to the other):

(a) if to GDI:

GlycoDesign Inc.
480 University Avenue, Suite 400
Toronto, Ontario M5G 1V2

Attention: Michael H. Thomas
President and CEO

Telephone: (416) 593.6027
Facsimile: (416) 593.8988

(b) if to Inflazyme:

Inflazyme Pharmaceuticals Ltd.
Suite 425, 5600 Parkwood Way
Vancouver, British Columbia V6V 2M2

Attention:	Ian McBeath President and CEO
Telephone:	(604) 279.8511
Facsimile:	(604) 279.8711

6. Successors and Assigns.

This Agreement shall enure to the benefit of and be binding upon Inflazyme and GDI and their respective successors and assigns.

7. Counterparts.

This Agreement may be signed by facsimile and in counterparts each of which shall be deemed to be an original and such counterparts together shall form one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

INFLAZYME PHARMACEUTICALS LTD.

By: ______________________________

Name: ____________________________

Title: ____________________________

GLYCODESIGN INC.

By: ______________________________

Name: ____________________________

Title: ____________________________

SCHEDULE 1

[Insert details of unexercised options]



SCHEDULE 2

TO: GLYCODESIGN INC.

AND TO: INFLAZYME PHARMACEUTICALS LTD.

RE: STOCK OPTIONS

The undersigned hereby acknowledges and agrees that, upon the completion of the merger of GlycoDesign Inc. (the "Company") and Inflazyme Pharmaceuticals Ltd. ("Inflazyme") (the "Merger") as described in that certain Management Information Circular of the Company dated April •, 2003 (the "Information Circular"), a copy of which has been received by the undersigned, the undersigned will receive replacement options for his/her currently issued and outstanding options to acquire common shares of the Company. Such replacement options will be exercisable for Inflazyme common shares based upon the exchange ratio stated in the Information Circular and shall maintain the length of term stated in the related option agreement the undersigned had entered into with GDI (the "Option Agreement"), and in all respects such replacement options shall be issued in accordance with and be governed by the terms of the Inflazyme Incentive Stock Option Plan. The Option Agreement with the Company will be terminated and of no further effect upon completion of the Merger.

Acknowledged and agreed this ______ day of _____________, 2003.

____

Print Name:

EXHIBIT 3
attached to and forming part of the
Merger Agreement (the "Agreement")
dated April 8, 2003 between Inflazyme, Subco and GDI

PRESS RELEASE

[DRAFT]

Inflazyme enters into Agreement to Acquire GlycoDesign

Expanding its Franchise in Inflammation and Strengthening its Product Pipeline

Vancouver, B.C. and Toronto, Ontario, Canada, April •, 2003: Inflazyme Pharmaceuticals (TSX: IZP) and GlycoDesign (TSX: GD) today announced that they have entered into a definitive agreement whereby Inflazyme has agreed to acquire GlycoDesign Inc. Inflazyme will issue 22 million shares to acquire all outstanding GlycoDesign shares in a deal valued today at approximately $12 million (see below). The merged entity will expand on Inflazyme's franchise in inflammation and strengthen its product pipeline. The acquisition is subject to approval by GlycoDesign shareholders and regulatory authorities.

Ian McBeath, President & CEO of Inflazyme Pharmaceuticals said today: *"The acquisition of GlycoDesign will add further anti-inflammatory technology and expand our pipeline and potential partnering opportunities whilst adding to our cash reserves and capital base. This acquisition is part of our strategy to grow Inflazyme into a leading biopharmaceutical company and to build a franchise in the treatment of inflammation."*

Michael Thomas, President & CEO of GlycoDesign today said: *"GlycoDesign shareholders will benefit through the receipt of shares in a new, more broadly based, Company with a larger product pipeline and greater resources, capable of delivering increased value to all shareholders. The new combined Company will build on its existing drug development capabilities and will be better positioned to advance the scientific programs, particularly in the field of inflammation. Importantly for the GlycoDesign shareholder is the realization of unrecognized value in their underlying investment."*

Details of and Rationale for the Merger

- The acquisition will provide Inflazyme an opportunity to expand its position as a leader in the development of new LSAID (Leukocyte Selective Anti-Inflammatory Drugs) anti-inflammatory therapies by the addition of GlycoDesign's novel CORE2 inhibitors. CORE2 inhibitors are a different type of LSAID and work through inhibition of an enzyme involved in the trafficking of leukocytes to areas of inflammation. Inflazyme currently has three other distinct series of LSAIDs from its own research. The CORE2 inhibitors will be additive to and expand Inflazyme's LSAID programs.
- Inflazyme's product pipeline will be further expanded by the addition of GlycoDesign's GH9001, a novel anti-thrombotic (anti-blood clotting) therapy, being developed in

collaboration with Leo Pharma of Denmark, and currently in Phase I clinical trials. GlycoDesign has further novel anti-thrombotic technology in ATH, a pharmacological coating for blood-contact materials, currently completing pre-clinical studies.

- The merger may provide Inflazyme with increased partnering opportunities through a combination of both companies' technologies.
- Inflazyme's financial position will be strengthened giving Inflazyme the flexibility to extend its cash through to the end of 2005.
- The Inflazyme Board and management team will continue to manage the combined business. Ian McBeath and Dr. Walter Lovenberg will continue as CEO and, Chairman of the Board respectively. One member of the current Board of GlycoDesign will be invited to join the Board of Inflazyme.
- Inflazyme's expertise in clinical development and inflammation research is expected to be strengthened by the addition of key personnel from GlycoDesign. Operations will be consolidated into Inflazyme's Vancouver facility.

Details of the Acquisition:

Inflazyme will issue 22 million common shares, on a share for share exchange basis, for all of the issued and outstanding shares of GlycoDesign. GlycoDesign shareholders will receive 1.8424 Inflazyme common shares for every GlycoDesign share they own. Following the completion of the merger, which is expected to occur in June 2003, GlycoDesign shareholders will hold approximately 27.6 % of Inflazyme.

Based on the closing price for Inflazyme's shares of [$0.55] on the Toronto Stock Exchange on the business day prior to this announcement, the deal is valued at [$12.1 million]. This values each GlycoDesign share at [$1.02] which represents a premium of [167%] over the closing price of GlycoDesign's shares of [$0.38] on the same date.

As at January 31st, 2003, GlycoDesign had working capital of approximately $17.7 million, which included cash, and short-term investments of $18.8 million. As at December 31st, 2002 Inflazyme had working capital of approximately $20.4 million, which included approximately $22 million in cash and short-term investments.

The proposed acquisition has the unanimous support of the directors of both GlycoDesign and Inflazyme. Holders of approximately [34.5%] of GlycoDesign's common shares have committed their support and agreed to vote their shares in favor of the acquisition. The Board of Directors of GlycoDesign have received a Fairness Opinion from National Bank Financial, Toronto, stating that the exchange ratio is fair from a financial point of view to the GlycoDesign shareholders. SG Cowen Securities Corporation is acting as advisors to Inflazyme.

A Special Meeting of GlycoDesign Shareholders will be held in Toronto on or about [May x] 2003 for the purpose of considering the transaction. Further information about the merger will be in the materials to be mailed to GlycoDesign shareholders.

Details of GlycoDesign:

GlycoDesign is a Toronto based drug discovery and development company developing products in the area of glycobiology to treat diseases such as thrombosis, inflammation and cancer. Its lead product, GH9001, being developed in collaboration with Leo Pharma of Denmark, is currently completing Phase I human clinical trials as a new anti-thrombotic agent. GH9001 represents a combination of a medium molecular weight heparin combined with a fractionated highly sulfated dermatan sulphate, which may have advantages over current anti-thrombotic therapies.

GlycoDesign is also developing ATH (anti-thrombin heparin covalent complex), a novel anti-thrombotic coating for devices such as indwelling catheters, heart valves and stents that are in human use. This technology is currently in pre-clinical testing and is expected to reduce the thrombogenic effects seen when non-physiologic materials are in contact with blood.

GlycoDesign's CORE2 inhibitor research is focused on the identification of novel small molecule inhibitors of the enzyme core-2 glycosyl transferase, a target discovered by GlycoDesign scientists. Inhibition of this enzyme blocks leukocyte adhesion and migration and thus may be a new approach to the treatment of inflammatory diseases. GlycoDesign scientists are currently optimizing a number of molecules that show selective inhibition of this target.

Details of Inflazyme:

Inflazyme is a Vancouver based biopharmaceutical company focused on developing new therapies for the treatment of inflammation and other related diseases. Inflazyme's lead technologies are a range of novel, small molecule LSAIDs (Leukocyte Selective Anti-Inflammatory Drugs) that are being developed for a variety of inflammatory diseases. The Company is developing three distinct series of LSAIDs - the IPL5, IPL12 and IPL99 series. To date three LSAID molecules, from the IPL5 series, have entered human clinical trials.

The most advanced LSAID molecule, IPL512,602 is currently in development for respiratory diseases in partnership with Aventis Pharma and is expected to enter into Phase II clinical trials in Q2'03. This remains as Inflazyme's highest priority. In November 2002 Aventis agreed to take over all program costs for the development of IPL512,602. At the same time the partnership was expanded by the addition of a new LSAID molecule, from Inflazyme's IPL12 series, as a second potential respiratory product.

Inflazyme has other LSAIDs in clinical and pre-clinical development for other inflammatory diseases that are not included in the Aventis partnership.

Inflazyme has also developed a number of inhibitors of the enzyme phosphodiesterase 4 (PDE4). A lead molecule in this series, IPL455,903, was recently partnered with Helicon Therapeutics Inc. as a potential new treatment for disorders of memory associated with stroke and Alzheimer's disease. Other PDE4 molecules remain in development by Inflazyme.

Conference Call

Inflazyme President and Chief Executive Officer, Ian McBeath and GlycoDesign President and Chief Executive Officer, Michael Thomas, will host a conference call to discuss this transaction, today at 9.00am EST. Live audio of the conference call will be simultaneously broadcast and made available to members of the news media, investors and the general public via Inflazyme's website at www.inflazyme.com. Audio replay of the conference will be available two hours following the completion of the call via Inflazyme's website, or by dialing [1 866-518-1010 (toll free) or 416-252-1143], until April 30th, 2003.

Statements in this news release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Information Form for Inflazyme and GlycoDesign on file with the Canadian Securities Commissions. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this information.

Contact:
Inflazyme Pharmaceuticals Ltd.
Ian McBeath, President & CEO
Phone (800) 315-3660/604 279 8511
Fax (604) 279 8711
E-mail: Info@inflazyme.com
Website: www.inflazyme.com

Media Contact:
Nancy McHarg
James Hoggan & Associates, Inc.
(604) 739-7500

Contact:
GlycoDesign,
Michael Thomas, President & CEO
Phone (416) 593 6027
Fax (416) 593 8988
E-mail: mthomas@glycodesign.com
Website: www.glycodesign.com

Exhibit 7

SG Cowen Engagement Letter



SG Cowen

June 24, 2002

Inflazyme Pharmaceuticals Ltd.
5600 Parkwood Way
Suite 425
Richmond, British Columbia V6V 2M2

Ladies and Gentlemen:

This letter (the "Agreement") will confirm our understanding that SG Cowen Securities Corporation ("SG Cowen") has been engaged to act as exclusive financial advisor to Inflazyme Pharmaceuticals Ltd. (the "Company"), in connection with the Company's general financial strategy and planning.

1. **Financial Advisory Services**
In its capacity as financial advisor, SG Cowen will provide the Company with general financial advice and assistance and, if requested by the Board of Directors of the Company, it shall render an opinion (the "Opinion") to the Board of Directors of the Company as to the fairness, from a financial point of view, to the Company or the stockholders of the Company, as the case may be, of the consideration to be paid or received, pursuant to a Transaction (as defined herein), provided that the Opinion may be in such form as SG Cowen may determine and SG Cowen may qualify it as it may deem appropriate. This engagement letter does not include the preparation or delivery of a formal valuation pursuant to Canadian law.

2. **Term**
SG Cowen's engagement shall terminate twelve (12) months from the date of this Agreement, unless extended in writing by SG Cowen and the Company. Either SG Cowen or the Company may terminate this Agreement at any time on 10 days' prior written notice. A "Residual Period" shall extend for twelve (12) months from the date of termination of this Agreement or expiration of this Agreement. The Residual Period shall not be applicable if the Company terminates the Agreement for cause (as defined herein). Cause shall be defined as a breach by SG Cowen of this Agreement that materially affects the success of the Transaction.

3. **Fees**
The Company agrees to pay SG Cowen as compensation for its services under this engagement the following cash fees:

   a. ***Retainer Fee.*** A non-refundable Retainer Fee of U.S. $100,000 shall be payable upon execution of this Agreement. The Retainer Fee shall be credited against any Transaction Fee payable as described below.

   b. ***Fairness Opinion Fee.*** A fee of U.S. $500,000 due and payable when SG Cowen renders the Opinion at the request of the Board of Directors of the

SG Cowen Securities Corporation
12[illegible] Avenue of the Americas
New York NY 10020
tel 212 278 6000



Company and which fee will be due to SG Cowen without regard to whether the proposed Transaction is ultimately consummated. The Fairness Opinion Fee shall be credited against any Transaction Fee payable as described below.

c. *Transaction Fee.* If a Transaction is consummated, or a definitive agreement with respect to the Transaction is executed, during the term of this Agreement or during the Residual Period, SG Cowen shall be paid a Transaction Fee, payable in U.S. dollars, at the closing of each Transaction equal to:

   i. In the case of a Sale Transaction (defined herein), 1.5% of the Aggregate Consideration (defined herein), subject to a minimum fee of U.S. $1,250,000;

   ii. In the case of an Acquisition Transaction (defined herein), 1.5% of the Aggregate Consideration, subject to a minimum fee of U.S. $1,250,000; or,

   iii. In the case of multiple Acquisition Transactions, where a series of two or more Acquisitions Transactions are announced within four months of each other, a fee of (a) 1.5% of the Aggregate Consideration, subject to a minimum fee of U.S. $1,250,000 for the first Acquisition Transaction in the series, plus (b)(i) an additional fee of U.S. $500,000 for each subsequent Acquisition Transaction thereafter in which the Target is identified in Schedule II of the Agreement, or (b)(ii) an additional fee of 1.5% of the Aggregate Consideration, subject to a minimum fee of U.S. $1,250,000 for each subsequent Acquisition Transaction in which the Target is not identified in Schedule II of the Agreement.

A Transaction shall be consummated at the closing thereof for the purpose of determining when the Transaction Fee is payable. Unless otherwise specified in this Agreement, compensation which is payable to SG Cowen pursuant to this Agreement shall be paid by the Company to SG Cowen at the closing of a Transaction, except that compensation attributable to that part of the aggregate consideration which is contingent upon the occurrence of some future event shall be paid by the Company to SG Cowen at the earlier of the receipt of such aggregate consideration and the time that the value of such aggregate consideration can be determined.

In the event the Transaction involves less than all of the voting securities or assets of the Company or Target (as defined herein), as the case may be, but 50% or more of such securities or assets, aggregate consideration shall be calculated as if all such securities or assets were being acquired, and in any event the Transaction shall be deemed consummated upon the acquisition of a majority of the securities or assets to be acquired pursuant to such Transaction. No further



consideration is payable on the subsequent acquisition or disposition of the remaining voting securities or assets of the Company or the particular Target.

4. **Out-of-Pocket Expenses**
The Company shall, upon request, reimburse SG Cowen for travel and all other reasonable out-of-pocket expenses (including the reasonable fees and disbursements of SG Cowen's counsel, if any) incurred in connection with the engagement and supported by reasonable documentation; provided, however, that fees or disbursements of SG Cowen's counsel shall not exceed U.S. $25,000 withour prior written consent, such consent shall not be unreasonably witheld. Additional out-of-pocket expenses shall not exceed U.S. $25,000, without the prior written consent of the Company, which consent shall not be unreasonably witheld.

5. **Certain Definitions**

Transaction. A "Transaction" shall mean an "Acquisition Transaction" and/or a "Sale Transaction."

An "*Acquisition Transaction*" shall mean one or a series of transactions whereby, directly or indirectly, control of or a material interest in an entity (the "Target") or any of its material businesses or assets are transferred to or combined with the Company or any person or one or more persons formed by or affiliated with the Company (collectively, an "Acquisition Affiliate"), including, without limitation, a disposition or exchange of capital stock or assets, a merger or consolidation, a tender or exchange offer, a leveraged buyout or partnership or any similar transaction.

A "*Sale Transaction*" shall mean one or a series of transactions whereby, directly or indirectly, control of or a material interest in the Company or any of its material businesses or assets are transferred to or combined with that of any person or one or more persons formed by or affiliated with such person (collectively, the "Purchaser"), including, without limitation, a disposition or exchange of capital stock or assets, a merger or consolidation, a tender or exchange offer, a leveraged buyout, or any similar transaction. A Sale Transaction shall not include any licensing (entered into in the ordinary course of business) of the Company's technology assets in connection with a research collaboration agreement to develop the technology or an issuance of treasury securities in a financing transaction.

Aggregate Consideration. For purposes hereof, the term "aggregate consideration" means the total amount of cash and the fair market value (on the date of payment) of all other consideration paid or payable (including amounts paid into escrow) by (i) (in the case of an Acquisition Transaction) an Acquisition Affiliate or any other person to the Target or its security holders in connection with the Transaction (or any related transaction), including amounts paid or payable in respect of convertible securities, warrants, stock appreciation rights,



options or similar rights, whether or not vested, plus the principal amount of all indebtedness for borrowed money as set forth in the most recent consolidated balance sheet of the Target prior to consummation of the Transaction or, in the case of a sale of assets, all indebtedness for borrowed money assumed by the Acquisition Affiliate or any other person and/or (ii) (in the case of a Sale Transaction) a Purchaser or any other person to the Company or its security holders in connection with the Transaction (or any related transaction), including amounts paid or payable in respect of convertible securities, warrants, stock appreciation rights, options or similar rights, whether or not vested, plus the principal amount of all indebtedness for borrowed money as set forth in the most recent consolidated balance sheet of the Company prior to consummation of the Transaction or, in the case of a sale of assets, all indebtedness for borrowed money assumed by the Purchaser or any other person. Aggregate consideration shall exclude other payment or consideration allotted or to be allotted or paid to employees or consultants of the Company in respect of employment or consulting agreements.

Aggregate consideration shall also include (A) (in the case of an Acquisition Transaction) the aggregate amount of any dividends or other distributions declared by the Target after the date hereof, other than normal quarterly cash dividends, and, in the case of a sale of assets, the net value of any current assets not sold by the Target and (B) (in the case of a Sale Transaction) the aggregate amount of any dividends or other distributions declared by the Company after the date hereof, other than normal quarterly cash dividends, and, in the case of a sale of assets, the net value of any current assets not sold by the Company.

The fair market value of any securities (whether debt or equity) or other property shall be determined as follows:

a. the value of securities that are freely tradable in an established public market will be determined on the basis of the closing market price on the last trading day prior to the closing of the Transaction; and

d. the value of securities that are not freely tradable or have no established public market, and the value of aggregate consideration that consists of other property, shall be the fair market value as determined in good faith by SG Cowen and the Company provided that in the event the parties cannot mutually agree on the value of such securities, then the parties agree to have such value determined by a nationally recognized investment bank, which shall serve as a third party independent appraiser.

6. **Information**

The Company will furnish, or cause to be furnished, to SG Cowen (and will request that any potential Target and Purchaser furnish SG Cowen) such information as SG Cowen believes appropriate to its engagement hereunder (all such information, the "Information"), and the Company represents that all such Information prepared by the Company and furnished, or caused to be furnished



by the Company and relating to the Company, and to the Company's knowledge with respect to the Target or Purchaser, will be accurate and complete in all material respects. The Company will notify SG Cowen promptly of any change that may be material in such Information.

It is understood that (and any Opinion requested pursuant to paragraph 1 hereof may provide that) SG Cowen will be entitled to rely on and use the Information and other information that is publicly available without independent verification, and will not be responsible in any respect for the accuracy, completeness or reasonableness of all such Information or to conduct any independent verification or any appraisal or physical inspection of properties or assets.

SG Cowen will assume that all financial forecasts have been reasonably prepared and reflect the best then currently available estimates and judgments of the Company's or the potential Target's or Purchaser's management as to the expected future financial performance of the Company or any potential Target or Purchaser.

SG Cowen agrees that, except as otherwise required by law, judicial process or regulatory requirements or demands or as contemplated by the engagement of SG Cowen hereunder, all non-public Information furnished to SG Cowen by or on behalf the Company shall be held by SG Cowen as confidential for a period of two years from the date hereof. Upon termination of this Agreement for cause by the Company or upon expiration of the Residual Period, SG Cowen shall, at the request of the Company either destroy all confidential information furnished by the Company to SG Cowen or return such information to the Company.

7. **Disclosure**

The Company acknowledges that all advice given by SG Cowen in connection with its engagement hereunder is for the benefit and use of the Board of Directors of the Company in considering a Transaction. The Company agrees that no such advice shall be used for any other purpose or be disclosed, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to SG Cowen be made by or on behalf of the Company, unless required by law, in each case without SG Cowen's prior written consent, which consent shall not be unreasonably withheld.

However, any Opinion referred to above may be reproduced in its entirety in any proxy statement, information statement, bid circular or prospectus relating to a proposed Transaction filed by the Company under applicable securities legislation, and distributed information statement, bid circular or prospectus to security holders, provided the Opinion will be reproduced in such proxy statement in full, and any description of or reference to SG Cowen or summary of the Opinion in such proxy statement will be in a form acceptable to SG Cowen and its counsel.



If the proxy statement is incorporated or becomes part of a registration statement filed under the Securities Act of 1933, as amended (the "33 Act") or any other applicable securities legislation, SG Cowen's consent to the reproduction of the Opinion as an exhibit or otherwise shall not be deemed or constitute an admission or acknowledgment that SG Cowen or any of its affiliates is within the class of persons whose consent is required under Section 7 of the 33 Act or the rules and regulations promulgated thereunder. The Company agrees that to the extent a consent will be filed with such registration statement, it shall be in form and substance reasonably acceptable to SG Cowen.

8. **No Third Party Beneficiaries**
The Company acknowledges and agrees that SG Cowen has been retained to act as financial advisor to the Company, and not as an advisor to or agent of any other person, and that the Company's engagement of SG Cowen is not intended to confer rights upon any person not a party to this Agreement (including shareholders, employees or creditors of the Company) as against SG Cowen or its affiliates, or their respective directors, officers, employees or agents.

9. **Independent Contractor**
SG Cowen shall act as an independent contractor under this Agreement, and any duties arising out of its engagement shall be owed solely to the Company. It is understood that SG Cowen's responsibility to the Company is solely contractual in nature and SG Cowen does not owe the Company, or any other party, any fiduciary duty as a result of this Agreement.

10. **Indemnification**
The Company and SG Cowen agree to the provisions with respect to the Company's indemnity of SG Cowen and other matters set forth in Schedule I, the terms of which are incorporated herein in their entirety.

11. **Publicity**
The Company acknowledges that upon completion of a Transaction, SG Cowen may, at its own expense, place an announcement in such newspapers and periodicals as it may choose, stating that SG Cowen has acted as financial advisor to the Company in connection with such Transaction.

12. **Amendments and Successors**
This Agreement may not be waived, amended, modified or assigned, in any way, in whole or in part, including by operation of law, without the prior written consent of the Company and SG Cowen. The provisions of this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company and SG Cowen.

13. **Entire Agreement**
This Agreement constitutes the entire agreement between SG Cowen and the Company, and supersedes any prior agreements and understandings, with respect to the subject matter of this Agreement. The Company acknowledges



that the execution of this Agreement or any act of SG Cowen under this Agreement does not constitute a commitment by SG Cowen or any of its affiliates to provide any type of financing or to purchase any type of securities.

14. **No Brokers**
The Company acknowledges and agrees that there are no brokers, agents, representatives or other parties that have an interest in compensation paid or payable to SG Cowen hereunder.

15. **Termination & Expiration**
Upon termination or expiration, this Agreement shall have no further force or effect, except that the provisions concerning the Company's obligations to SG Cowen and certain related persons provided In Schedule I, the Company's obligation to pay SG Cowen fees and expenses as described in this Agreement, the status of SG Cowen as an independent contractor the limitation on to whom SG Cowen shall owe any duties, the obligation of SG Cowen to retain Information as confidential or return or destroy Information at the request of the Company, governing law, choice of forum, successors and assigns, and waiver of the right to trial by jury shall survive any such termination or expiration of this Agreement.

16. **Governing Law and Jurisdiction**
This letter and any claim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement, directly or indirectly (including any claim concerning advice provided pursuant to this Agreement), shall be governed by and construed in accordance with the laws of the State of New York. **Any rights to trial by jury with respect to any claim or proceeding related to, or arising out of, this Agreement are waived by SG Cowen and the Company.**



We are pleased to accept this engagement and look forward to working with the Company. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter, which shall thereupon constitute a binding Agreement.

Very truly yours,

SG COWEN SECURITIES CORPORATION

By: ______________________
Declan P. Quirke
Managing Director

Agreed as of the date hereof

INFLAZYME PHARMACEUTICALS LTD.

By: ______________________
Ian McBeath
President & Chief Executive Officer



Schedule I

The Company agrees to indemnify SG Cowen, each controlling person and each of their respective directors, officers, employees, agents, affiliates and representatives (each of the foregoing, an "Indemnified Party") and hold each of them harmless against any and all losses, claims, damages, expenses, liabilities, joint or several (collectively, "Liabilities") to which the Indemnified Parties may become subject arising in any manner out of or in connection with the letter agreement to which this Schedule I is attached (the "Letter Agreement"), unless it is finally judicially determined that the Liabilities resulted primarily from the gross negligence or willful misconduct of an Indemnified Party. The Company further agrees to reimburse each Indemnified Party immediately upon request for all expenses (including reasonable attorneys' fees and expenses) as they are incurred in connection with the investigation of, preparation for, defense of, or providing evidence in, any commenced or threatened action, claim, proceeding or investigation (including, without limitation, usual and customary per diem compensation for any Indemnified Party's involvement in discovery proceedings or testimony), in connection with or as a result of either SG Cowen's engagement or any matter referred to in the Letter Agreement whether or not SG Cowen is a party to such proceeding.

The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company related to or arising out of the engagement of SG Cowen pursuant to, or the performance by SG Cowen of the services contemplated by, the Letter Agreement, unless it is finally judicially determined that such liability resulted primarily from the gross negligence or willful misconduct of SG Cowen, and the Company acknowledges that nothing contained in the Letter Agreement, or herein is intended to have an Indemnified Party liable to the Company's security holders or creditors.

The Company and SG Cowen will promptly notify the other party in writing of the assertion against it or any other person of any claim or the commencement of any action, proceeding or investigation relating to or arising out of any matter referred to in the Letter Agreement, including an Indemnified Party's services thereunder; provided that SG Cowen's failure to notify will not affect the Indemnified Parties' right to indemnification except to the extent the Company is materially prejudiced thereby.

If any such claim, proceeding or investigation shall be brought against an Indemnified Party, SG Cowen shall notify the Company, and the Company shall be entitled to participate therein and, to the extent that it wishes, assume the defense thereof with counsel reasonably satisfactory to SG Cowen. After notice from the Company to SG Cowen of its election to assume the defense of such claim, action, proceeding or investigation, the Company shall not be liable to the Indemnified Party under the indemnification provisions of the Letter of Agreement for any legal or other expenses subsequently incurred by the Indemnified Parties in connection with the defense thereof other than reasonable costs of investigation; provided, however, that the Indemnified Parties shall have the right to retain separate counsel, but the fees and expenses of such counsel shall be at the expense of the Indemnified Parties, unless (i) the employment of such counsel has been specifically authorized in writing by the Company, (ii) the Company has failed to assume the defense and employ counsel as required above, or (iii) the named parties to any such action (including any impleaded parties) include both (a) the Indemnified Parties and (b) the Company, and the Indemnified Parties shall have reasonably determined that the defenses available to them are not available to the Company and/or may not be consistent with the best interests of the Company or the Indemnified Parties (in which case the Company shall not have the right to assume the defense of such action on behalf of the Indemnified Parties); it being understood, however, that the Company shall not, in connection with any one such action or separate, substantially similar or related actions in the same jurisdiction arising out of the same



Schedule I (continued from previous page)

general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys for the Indemnified Parties, which firm shall be designated in writing by SG Cowen.

The Company agrees that, without an Indemnified Party's prior written consent, which consent shall not be unreasonably withheld, it will not settle, compromise or consent to the entry of any judgment in any commenced or threatened claim, action, proceeding or investigation in respect of which indemnification could be sought under the indemnification provisions of the Letter Agreement (whether or not SG Cowen or any other Indemnified Party is an actual or potential party to such claim, action, proceeding or investigation).

The Company and SG Cowen agree that if any indemnification or reimbursement sought pursuant to the preceding paragraph is for any reason unavailable or insufficient to hold it harmless (except by reason of the gross negligence or willful misconduct of an Indemnified Party) then, whether or not SG Cowen is the person entitled to indemnification or reimbursement, the Company and SG Cowen shall contribute to the Liabilities for which such indemnification or reimbursement is held unavailable in such proportion as is appropriate to reflect (a) the relative benefits to the Company on the one hand, and SG Cowen on the other hand, in connection with the transaction to which such indemnification or reimbursement relates, (b) the relative fault of the parties, and (c) other equitable considerations; provided, however, that in no event shall the amount to be contributed by SG Cowen exceed the fees actually received by SG Cowen under the Letter Agreement. The Company agrees that for the purposes of this paragraph the relative benefits to the Company and any Indemnified Party of the contemplated transaction (whether or not such transaction is consummated) shall be deemed to be in the same proportion that the aggregate cash consideration and value of securities or any other property payable, exchangeable or transferable (or contemplated to be payable, exchangeable or transferable) in such transaction bears to the fees paid or payable to SG Cowen under the Letter Agreement.



Schedule II

The Company and SG Cowen agree that this Schedule II may be modified from time to time by written mutual agreement between SG Cowen and the Company.

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